Exhibit 99.1
Annual Report 2024 Life Unlimited

Contents

Strategic Report

Our performance	IFC
At a glance	2
Chair's statement	6
Chief Executive Officer's review	10
Our marketplace	14
Our business model	16
Key Performance Indicators	18
Financial review	20

01 Elevating the standard of care

Research & Development	29
Smith+Nephew Academy	32
Manufacturing, Quality & Regulatory Affairs	34

02 Putting customers first

Our business units	37
Orthopaedics	39
Sports Medicine & ENT	43
Advanced Wound Management	47

03 Delivering Life Unlimited 51

04 Creating a culture to win 58

05 Protecting the future

Environmental, Social & Governance (ESG) excellence	65
TCFD reporting	69
CO_2e strategy, reporting methodology, materiality and scope	76
Risk report	78
Engaging with stakeholders	96

Governance

Governance at a glance	102
Board leadership and Company purpose	104
Section 172 statement	116
Nomination & Governance Committee Report	119
Compliance & Culture Committee Report	126
Audit Committee Report	130
Remuneration Committee Report	136
Directors Report	174

Accounts

Statement of Directors' responsibilities	179
Independent auditor's UK report	180
Group financial statements	192
Notes to the Group accounts	196
Company financial statements	248
Notes to the Company accounts	250

Other information

Group information	256
Cybersecurity risk management and governance	256
Risk factors	257
Non-IFRS financial information – adjusted measures	265
Shareholder information	272
Cross-reference to Form 20-F	278
SASB reporting	281
Glossary	283
Index	284
References from business unit sections	285
Financial calendar	289

$5,810m
Group revenue
+4.7% Reported
+5.3% Underlying[1]

37.5¢
Unchanged
Dividend per share

$657m
+54.6%
Operating profit

11.3%
+360bps
Operating profit margin

$1,049m
+8.2%
Trading profit[1]

18.1%
+60bps
Trading profit margin[1]

47.2¢
+56.3%
Earnings per share (EPS)

84.3¢
+1.7%
Adjusted earnings per share[1] (EPSA)

$1,245m
+50.2%
Cash generated from operations

$999m
+57.3%
Trading cash flow[1]

$288m
-3.7%
Adjusted R&D investment[2]

7.4%
+150bps
Adjusted Return on Invested Capital[1] (ROIC)

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271.
2 Adjusted R&D investment is research and development expenses excluding $1m charge relating to legal and other items (2023: $21m), $nil charge relating to acquisition and disposal related items (2023: $1m), and $nil charge relating to restructuring and rationalisation expenses (2023: $18m). Refer to note 3.2 to the Group financial statements for details.
The images used throughout the report represent the ways that Smith+Nephew is taking the limits off living and helping patients live Life Unlimited. Images used are not photographs of our patients unless expressly indicated.

Our purpose Together we are delivering Life Unlimited Physical health is never just about our body. It’s our mind, feelings and ambitions. When something holds us back, it’s our whole life on hold. We’re here to change that, to use technology to take the limits off living, and help other medical professionals do the same. So that patients can stare down fear, see that anything is possible, then go on stronger. Inspired by a simple promise. Two words that bring together all we do… Life Unlimited » See pages 51–57 for real-life patient case studies Smith+Nephew Annual Report 2024 1 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Smith+Nephew at a glance We are a leading portfolio medical technology company. We exist to restore people’s bodies and their self-belief. Smith+Nephew operates in global markets valued at approximately US50 billion1 annually. These markets are shaped by strong long-term growth drivers and technology advancements as well as the increasing decentralisation of care and stretched healthcare budgets. Through our Strategy for Growth we are transforming to a sustainably higher-growth company with innovation at our core, underpinned by improving productivity and commercial execution. Our Strategy for Growth is based on three pillars: Fixing Orthopaedics Improving productivity Accelerating Sports Medicine and Advanced Wound Management Through our 12-Point Plan we are fundamentally changing the way Smith+Nephew operates. By the end of 2024, the majority of the 12-Point Plan actions were complete, with Key Performance Indicators (KPIs) on track or exceeded. We are seeing the expected financial outcomes across much of the business, with further progress expected in 2025. Fixing Orthopaedics, to regain momentum across hip and knee implants, robotics and trauma, and win share with our differentiated technology. Improving productivity, to support trading profit margin expansion. Further accelerating growth in our already well-performing Advanced Wound Management and Sports Medicine businesses. Annual market value1 $50 billion We hold leading positions in growing markets… » See pages 14–15 » See page 18 » See pages 10–13 Transform Through innovation and acquisition Accelerate Profitable growth through prioritisation and customer focus Strengthen The foundation to serve customers sustainably and simply with a compelling Strategy for Growth… delivered through our transformative 12-Point Plan 1 Data generated by Smith+Nephew based on publicly available sources and internal analysis and represents an indication of market shares and sizes. 2 Smith+Nephew Annual Report 2024

Key facts 2024 169 year history 14m+ patients treated with our products ~100 around 100 countries served 17,349 employees $289m R&D investment 16 new products We work to improve the quality of healthcare through our investment in new technologies and services, industry-leading medical education and clinical evidence programmes, and efficient and resilient manufacturing and distribution. Together we are focused on: 1. Elevating the standard of care Smith+Nephew Academy The Smith+Nephew Academy network supports the safe and effective use of our products and provides healthcare professionals with opportunities to learn innovative clinical techniques. Global Operations Building resilient manufacturing and supply chains to ensure quality and competitiveness and support new product development. Research & Development Developing new technology through our Research & Development (R&D) programme, and acquiring exciting technologies where we can add value. » See pages 29–31 » See pages 32–33 » See pages 34–35 Smith+Nephew Annual Report 2024 3 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Smith+Nephew at a glance continued

2. Putting customers first

We take our innovation to market through three global business units: Orthopaedics, Sports Medicine & Ear, Nose and Throat (ENT) and Advanced Wound Management (AWM). These business units are responsible for strategy and global marketing, and contain specialist sales and support teams dedicated to serving the specific requirements of our healthcare professional customers.

Our three global business units

» See pages 36–50

Orthopaedics

Orthopaedics includes an innovative range of hip, knee and shoulder replacement systems, robotics-assisted and digital enabling solutions that empower surgeons, and Trauma & Extremities products used to stabilise severe fractures and correct hard tissue deformities.

Percentage of Group revenue

40%



Sports Medicine & ENT

Our Sports Medicine & ENT business unit offers advanced products and instruments used to repair or remove soft tissue. It serves growing markets where unmet clinical needs provide opportunities for procedural and technological innovation.

Percentage of Group revenue

31%



Advanced Wound Management

Our Advanced Wound Management business unit provides a comprehensive set of products and services to meet broad and complex clinical needs across hard-to-heal wounds, delivering on our mission to shape what is possible in wound care.

Percentage of Group revenue

29%



3. Delivering Life Unlimited

» See pages 51–57

We support healthcare professionals in returning their patients to health and mobility, helping them to perform to their fullest potential. Each year around 14 million patients benefit from treatment with Smith+Nephew products. Smith+Nephew patients come from all walks of life. In this report you can read about knee implant patient Fireman Rob, who set a world record for the furthest distance walked wearing full firefighter gear; Tom Aspinall, who won the UFC Heavyweight Championship in 2024 following a Sports Medicine knee procedure; and Yolanda, a shared-care patient who wanted to be able to change her own dressing. All amazing people living their Life Unlimited.







4

Smith+Nephew Annual Report 2024

5. Protecting the future We strive to create a culture of belonging where employees can bring their full selves and best ideas, which fosters innovation, delivers business success, and strengthens engagement and personal fulfilment. Our culture is based on our values of Care, Courage and Collaboration. Our Environmental, Social and Governance (ESG) strategy supports our Strategy for Growth and strengthens the foundation to help us serve customers over the long term. Our ESG strategy focuses on three areas: People, Planet and Products. A culture of empathy and understanding for each other, our customers and their patients. A culture of continuous learning, innovation and accountability. A culture of teamwork based on mutual trust and respect. 4. Creating a culture to win » See pages 58–63 Products Innovating sustainably across the value chain. See page 68 People Creating a lasting positive impact on our employees and communities. See page 66 Planet Working to reduce our impact on the environment. See page 67 Smith+Nephew Annual Report 2024 5 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Chair’s statement The Plan is working Dear Fellow Shareholder, 2024 is the second full year of the implementation of our three-year 12-Point Plan, and I am pleased to say that we are now seeing tangible progress in Smith+Nephew’s operational and financial performance. Over the two full financial years since Deepak Nath joined as CEO, the Group has delivered sustained revenue growth, up 6% in 2023 and 5% in 2024, while operating profit is up from $450m in 2022 to $657m in 2024, an increase of 46%. Over the same period, trading profit margin1 has increased by 80bps, more than offsetting around -580bps of headwinds from inflation and China. Cash generated from operations has increased from $581 million in the year Deepak joined (2022) to $1,245 million in 2024. In both 2023 and 2024, the team achieved the vast majority of their operating and financial targets, which, given some of the headwinds they have faced, is commendable. 2024 indicates the outcomes we can expect from the turnaround of Smith+Nephew as revenue increases, margins expand and greater operational discipline improves capital productivity and improves cash flow. Revenue grew at 4.7% on a reported basis, or 5.3% on an underlying1 basis; trading margin1 improved by 60bps, leading to trading profit1 increasing faster than revenues; non-trading items including restructuring costs were sharply lower than the prior year; and as a result of all these improvements, trading cash flow1 increased by nearly 60% to $999 million. All of this underlines the fact that the operational improvements of the 12-Point Plan are taking root in the business and delivering improved financial performance. 2025 is, we believe, going to be an inflexion point in the fortunes of Smith+Nephew as revenues continue to grow and margins take a significant step up, which should deliver a sharp improvement in both profits and returns on capital and give us good momentum into 2026. Smith+Nephew still has some way to go before reaching industry-standard levels of margin and return, but we are now headed in the right direction, and I believe that investors will start to recognise the achievements to date, as well as the positive outlook for the future, and reward the Company with a rating which reflects that. Turnarounds of large ships take time and require patience, but the plan Deepak set out when he joined Smith+Nephew shows every indication that it is working and looks set to deliver sustainable and material improvements in operational and financial performance, with further runway for improvement in the years ahead. Alongside improvements in operating performance, we have also been addressing the Group’s structure and organisation. Historically, Smith+Nephew had a centralised, and in some parts, a matrix, reporting structure, but over the last 18 months Deepak and his team have reorganised the business units into direct reporting lines. At the same time, the chart of accounts has been restructured to allow global business-line reporting, which allows operational control and visibility of profit and loss and returns on capital by business unit, aligning responsibility with accountability for financial and operating performance. This reinforces the accountability of line managers’ performance, whilst retaining the valuable synergies arising from the businesses being able to share, and benefit from the scale of, services such as HR, Finance, Procurement and IT as well as Regulatory Affairs, Compliance and Medical Education. 1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271. 6 Smith+Nephew Annual Report 2024

“In both 2023 and 2024, the team achieved the vast majority of their operating and financial targets, which, given some of the headwinds they have faced, is commendable.” Rupert Soames, OBE Chair Dividend Having considered 2024 performance, the Board is recommending a final dividend of 23.1¢ per share. Together with the interim dividend of 14.4¢ per share, this will give a total distribution of 37.5¢ per share, unchanged for 2024. We have a progressive dividend policy, and the Board is aware of the importance of the dividend to shareholders. From 2025 onwards, we aim to increase our distribution towards a payout of around 35% to 40% of adjusted earnings per share (EPSA)1. Board composition, development and evaluation I became Chair in September 2023, in succession to Roberto Quarta, and since then we have seen significant change in Board membership, with four new Directors appointed, one being the Chief Financial Officer (CFO). For a Board of 12 people, the arrival of four new Directors and a new Chair represents a very significant degree of change. In addition, Angie Risley, Chair of our Remuneration Committee has taken on the role of Senior Independent Director, in succession to Marc Owen. Angie is a very experienced Board Director, and, having led the two consultations around our Remuneration Policy, is well known to, and respected by, many of our largest shareholders. Marc continues to serve on the Board, and remains Chair of the Compliance and Culture Committee and a member of the Audit and Nomination & Governance Committees. He has done an outstanding job as Senior Independent Director, and helped navigate the Board through the succession of Roberto Quarta. I and all his colleagues on the Board are very grateful for his continued support and wise counsel. Of the new appointees to the Board, John Rogers joined the Board in the capacity of CFO in April 2024. He is having a material and positive impact, quickly building strong relationships with Deepak, his colleagues on the Executive Committee and the wider management team. Among the Non-Executives, Jez Maiden, the former CFO of Croda plc, joined the Board in September 2023 and Simon Lowth, the CFO of BT Group plc, joined in January 2024. Both of them bring deep experience in finance, operations and strategy. In January 2025, we also announced the appointment of Sybella Stanley to the Board as a Non-Executive Director with effect from 1 February 2025. Sybella is Director of Corporate Finance at RELX Group. She has long experience of corporate transactions, and has been Chair of the Remuneration Committee at two other public companies. She will take over as Chair of our Remuneration Committee at the end of June 2025. We continue our commitment to fostering diversity in its broadest sense and to ensuring that our Board membership draws from a wide range of backgrounds and cultures. In 2024, the percentage of women on our Board decreased to 27% following the departure of Anne-Françoise Nesmes. The addition of Sybella Stanley in 2025 will take us back to 33%. We actively review the composition, skillsets, capabilities and diversity of the Board on a regular basis as part of our Board succession planning process, and selection is based on ensuring we have the best person for the role. Further details of the Board succession and appointment process can be found on page 120. 1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271. Smith+Nephew Annual Report 2024 7 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Chair’s statement continued The Board agendas during the year reflected our focus on strategy, performance, cost and capital management, innovation, risk management and culture, all in the context of our responsibility to evaluate, support and scrutinise the impact of decision making on all stakeholder groups in the best interests of the Company as a whole. On a rotating basis, each Business Unit presents to the Board at least once a year, and most of them twice a year; standing items at each scheduled Board include an operating and finance report from the CEO and CFO, as well as a presentation of our analysis of a competitor. Each year, the Board holds at least one of its meetings at a Smith+Nephew site outside the UK, during which we do a “deep dive” on one of the Business Units; in 2024 we visited our robotics hub in Pittsburgh and reviewed the Orthopaedics business as well as reviewing progress on our robotics-assisted CORI◊ Surgical System. Our triennial external Board evaluation was carried out by Dr Tracy Long, and was complemented by a parallel Executive Committee evaluation, enabling the Board to obtain a holistic overview of both executive and non-executive strengths and opportunities for development and insights to drive enhanced effectiveness moving forward. The evaluations included detailed interviews with all Board and Committee members, as well as the Executive Committee, and covered, among other things, the relationship between the Board and the Executive Committee, and the effectiveness of the Board on strategy and performance, risk and control, and people and culture. I am delighted to say that both reviews provided positive insights and commentary on the effectiveness of the Executive Committee and the Board and its Committees. The evaluation highlighted the current strengths of the Board: dynamic leadership with a strong partnership between Deepak and John and clear roles and responsibilities of the Board and Executive, resulting in a healthy Board culture and contribution. The Board was also pleased to note that the Executive Committee evaluation reflected strong accountability and commitment under Deepak’s leadership, with collegiate and cohesive ways of driving change, engagement and alignment within the organisation, with continued focus on talent development, performance and embedding a winning culture. Further details of the Board evaluation and areas for focus in 2025 can be found on pages 124–125. Adoption of 2024 Remuneration Policy and RSP The Board sought approval from shareholders at the 2024 AGM to implement changes in respect of US Executive Directors, long-term incentives within the 2024 Remuneration Policy and to introduce the Restricted Stock Plan (RSP). The purpose of these changes was to move towards a remuneration approach which better suits a company in which the majority of the executive management live and work in the United States. The resolutions passed with a level of approval below 80%; accordingly, the Board conducted a further shareholder consultation and considered all the feedback received. The Board also took into account the developments in the UK governance community during the 2024 AGM season, which indicated an enhanced understanding of the challenges faced by companies listed in the UK who have a majority of their business and operations in the US. Having full regard to all relevant factors following the post AGM consultation, the Board resolved to adopt and implement the 2024 Remuneration Policy and RSP in August 2024. Further details of our 2024 Remuneration Policy and its implementation can be found on pages 142–173. 8 Smith+Nephew Annual Report 2024

Sustainability With our new leadership and governance structure in place for the past 12 months, the Board has continued to engage, review and evaluate the sustainability strategy and stakeholder impact of our decisions on environmental, social and governance matters. Board members have also continued to engage with investors on their key areas of focus in this area and have heard and seen in our Board listening sessions how the organisation embeds sustainability into its cultural fabric. Further details can be found on pages 64–77 of this report. Our colleagues In 2024 I had the privilege of visiting sites in Munich, Aarau, Lisbon, San Francisco, Memphis, Colombia, Fort Worth, Pittsburgh, Kuala Lumpur and Penang. Wherever I went, I found teams deeply committed to our purpose of Life Unlimited and to continuous improvement. I am delighted to say that our employee survey results improved yet further, culminating in the Company being awarded the Gallup Exceptional Workplace Award in 2024. I want, on behalf of the Board, to thank each and every one of them sincerely for their work during the year. Outlook: building on stronger foundations The Board believes that the Company is now poised to deliver a further step-up in returns in 2025. For the full year we are guiding to underlying revenue1 growth of around 5%, and significant trading margin1 expansion to 19% to 20%. This will be primarily driven by the continued revenue leverage and cost savings from optimising our manufacturing network. I would emphasise that 2025 is not the endpoint, and we expect continued margin accretion in 2026 and 2027, with many of the components of delivering this already in place. We look forward to welcoming shareholders to our Annual General Meeting in person at our S+N Academy in Croxley on 30 April 2025 and to updating you further on the continued structural and organisational transformation at Smith+Nephew. Yours sincerely, Rupert Soames, OBE Chair Smith+Nephew Annual Report 2024 9 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Dear Fellow Shareholder, Smith+Nephew’s transformation remains on track, with the 12-Point Plan increasingly delivering better financial performance. Revenue growth is consistently above historical levels following operational and commercial improvements. Changes to our organisational structure are driving increased accountability at the Business Unit level. Operating leverage and productivity improvements are supporting margin expansion despite significant sector-wide headwinds. Working capital discipline and asset utilisation have driven improved cash flow generation and better returns. We finished the year strongly and US Reconstruction was again sequentially better. Our innovation continued to deliver, with more than 60% of revenue growth in 2024 coming from products launched in the last five years. We have launched nearly 50 new products over the last three years and have an exciting pipeline for 2025. There is much more to be done, but we have made solid progress fixing the foundations and expect a step-up in returns in 2025, including significant margin expansion. We are confident that this will be the year when transformation starts to unlock substantial value for our shareholders. 2024 results Group revenue in 2024 was $5,810 million (2023: $5,549 million), with reported revenue growth of 4.7% and underlying growth of 5.3%1. Trading profit1 for 2024 was up 8.2% on a reported basis to $1,049 million (2023: $970 million). The trading profit margin1 was 18.1% (2023: 17.5%), a 60bps improvement on the prior year. Operating profit increased to $657 million (2023: $425 million). Over the last two years we have delivered an 80bps uplift in trading profit margin. This was achieved as productivity savings of around 410bps and operating leverage of around 390bps offset major headwinds of around -490bps from input cost inflation and merit, around -140bps from foreign exchange and around -90bps from China. Improving cash flow has been an area of specific focus, with good progress made in 2024. Cash generated from operations was $1,245 million (2023: $829 million) and trading cash flow1 was $999 million (2023: $635 million), with significantly better trading cash conversion1 of 95% (2023: 65%). We have also reduced restructuring costs year-on-year to $123 million (2023: $220 million). Free cash flow1 increased to $551 million (2023: $129 million). We have increased visibility and focus on improving our adjusted Return on Invested Capital (ROIC1 ) at the Business Unit level through allocation of central costs and our drive to improve working capital. ROIC1 increased by 150bps year-on-year to 7.4% (2023: 5.9%), reflecting the progress made under the 12-Point Plan. ROIC based on the closest equivalent IFRS measures was 4.9% (2023: 3.2%). Going forward, we will continue to focus on driving further improvement in our ROIC. Transforming Smith+Nephew In 2022, we announced our 12-Point Plan to fundamentally change the way we operate and transform business performance, accelerating delivery of our Strategy for Growth. 2024 was a meaningful step forward on this multi-year journey. There is clear evidence of the expected operational and financial outcomes coming through across the Group. Higher revenue growth Through delivery of the 12-Point Plan we have transformed the revenue growth profile of Smith+Nephew. This progress has been achieved against some major headwinds, including the underperformance in our US Orthopaedics business and the pressures of Volume Based Procurement (VBP) programmes in China across both our Reconstruction and Sports Medicine Joint Repair segments. Our transformation is on track, with a step-up in performance expected in 2025 Chief Executive Officer’s review 1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271. 10 Smith+Nephew Annual Report 2024

The progress was underpinned by 12-Point Plan initiatives that addressed a number of key issues that were holding back performance. We have significantly improved product and instrument set availability, which were far below industry standards, and have now exceeded target levels. Overdue orders have improved significantly, falling by 90% since 2022. The percentage of sets that are available reached target at the start of the year, and improved further during 2024. We also made significant progress in simplifying our portfolio, with a third of global hip and knee brands now phased out. We have also improved our commercial execution. We have turned around performance in Trauma, which is now a significant growth driver built upon our new EVOS◊ Plating System, and improved Orthopaedics outside the US. US Orthopaedics is now also on a clear improvement path. Here we have introduced new management, customer service and satisfaction levels have improved, new growth-oriented incentive plans are in place and employee turnover has returned to low levels. We strengthened our position in robotics with a series of new features, and the installed base now exceeds 1,000 systems. Sports Medicine has been outperforming its market for many years, built on sustainable and fundamental factors including commercial excellence, a steady stream of innovation across procedures, new segment development in tissue regeneration and successful integration of acquired assets. While we continued to face significant VBP headwinds in China, the overall trajectory for Sports Medicine remains encouraging. In Advanced Wound Management we have delivered improved performance in recent years based on better commercial execution focused on our differentiated strengths, such as our unique portfolio breadth and evidence-based selling. Performance in 2024 was driven by our leading position in the high-growth Negative Pressure Wound Therapy (NPWT) segment. “We have addressed the structural weaknesses that were holding back the Group. There is much more to be done to drive productivity and asset efficiency to their full potential, with significant additional benefit expected to follow in 2025 and beyond.” Deepak Nath, PhD Chief Executive Officer Strategy for Growth Delivered through our 12-Point Plan Fixing Orthopaedics Improving productivity Accelerating Sports Med and AWM Transform Through innovation and acquisition Accelerate Profitable growth through prioritisation and customer focus Strengthen The foundation to serve customers sustainably and simply Smith+Nephew Annual Report 2024 11 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Improving organisational effectiveness In 2023, we reorganised our global commercial operating model around our three business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management in order to drive more agile decision making and greater accountability. In 2024, central costs attributable to business units were directly allocated to each business unit, with the objective of driving greater business unit accountability and efficiency, with each business unit having full profit and loss and capital accountability. These decisions are already driving more informed investment decisions in areas such as IT. A small proportion of the corporate costs continue to be held centrally, reflecting the centralised infrastructure required to support the Group and run a publicly listed company. These changes will support our drive to improve our ROIC at the business unit level through allocation of central costs and improved working capital. Creating value through innovation Smith+Nephew’s innovation pipeline is a significant contributor to our transformation to being a higher growth business. In 2024, more than 60% of underlying revenue growth came from products launched in the last five years. In 2023, new products accounted for around half of our underlying revenue growth. We maintained our recent high cadence of launches, with 16 new products in 2024, bringing our total of new products to nearly 50 over the last three years. Many of these new platforms are driving growth today and have multi-year runways still ahead of them as we expand indication and applications and launch in new markets. For 2024 major launches included the CATALYSTEM◊ Primary Hip System, designed to address the evolving demands of primary hip surgery, including the increased adoption of anterior approach procedures. We moved to full commercial launch of the AETOS◊ Shoulder System in the US, enabling us to compete effectively in the fast-growing $1.7 billion shoulder market, and continued to build out the platform, adding planning software and a stemless anatomic total shoulder option. We announced new CORIOGRAPH◊ Pre-Operative Planning and Modelling Services for the CORI◊ Surgical System, making it the only orthopaedic robotics-assisted system to offer either intra-operative image-free or image-based registration for knee implants. This is one of a number of unique features for CORI◊ , including supporting revision knee procedures, a first-of-its-kind digital tensioner for robotics-assisted knee surgery for soft tissue balancing and offering both burr and saw cutting options. In Sports Medicine, we completed the acquisition of CartiHeal, the developer of the CARTIHEAL AGILI-C◊ Cartilage Repair Implant, a novel sports medicine technology for cartilage regeneration in the knee. We have made good progress on market development activities in the first year of ownership, including clinical strategy and reimbursement milestones. We have shown with REGENETEN◊ that we have the market development and commercialisation expertise to acquire regenerative technologies and successfully establish a new standard of care. In ENT, we launched the ARIS◊ COBLATION◊ Turbinate Reduction Wand. This utilises our advanced COBLATION◊ Plasma Technology to provide a minimally invasive way to reduce hypertrophic turbinates, a significant opportunity in the US. In Advanced Wound Management, we launched the RENASYS◊ EDGE NPWT System. This is designed to reduce inefficiency and complexity and features an improved user interface for enhanced intuitiveness and simplicity and a durable pump built to offer virtually maintenance-free use. We also continued our high cadence of incremental innovation in skin substitutes, with the launch of GRAFIX◊ PLUS in the second quarter, an easier-to-handle new version in our lead product family, targeting the growing post-acute market. In 2025 we expect to launch a number of exciting new products. These include next-generation digital video-based navigation in the arthroscopic tower, a new intramedullary nail and further extensions to the CORI◊ Surgical System and the AETOS◊ Shoulder System. Cost efficiency and margin expansion We have made significant productivity improvements through the 12-Point Plan, delivering around 410bps of incremental costs savings across 2023 and 2024. Our trading profit margin has expanded by 80bps since 2022, driven by revenue leverage from the higher revenue growth and operational efficiencies, successfully making progress despite major headwinds from inflation, foreign exchange and China. Since 2022 we have improved our Sales, Inventory & Operations Planning (SIOP) process. This is a dynamic process that has brought better alignment of production plans and commercial delivery. Further productivity improvements are expected to come through in 2025 as we benefit from cost savings following our decision to shut four smaller Orthopaedics manufacturing facilities and our reductions in workforce. Looking beyond 2025, we expect our work to better align production and commercial delivery along with capacity reduction, and the timing of lower costs passing through inventory, to support further margin expansion. Chief Executive Officer’s review continued 12 Smith+Nephew Annual Report 2024

Improved cash generation and ROIC In 2024 we made good progress improving both our trading and free cash flow by reducing our capital expenditure, working capital and restructuring costs, and we expect to make further progress in 2025. Through the 12-Point Plan we have improved our Order to Cash and asset utilisation, and started to address our high inventory. By the end of 2024, we had reduced our Day Sales of Inventory (DSI) by 20 days year-on-year, with DSI down across all business units. Further inventory improvements will be an area of continued focus in 2025 to further enhance working capital and ROIC. As stated earlier, in 2024 Group ROIC increased year-on-year, reflecting progress made under the 12-Point Plan. We anticipate further improvement in 2025. We will continue to prioritise investment in areas where we expect to see the highest incremental ROIC. Culture and sustainability When I joined Smith+Nephew in 2022, I was immediately impressed by the strong culture, with employees who cared deeply about our purpose of Life Unlimited and took pride in their work. In 2024 we were proud to win a 2024 Gallup Exceptional Workplace Award, recognising our high levels of employee engagement. It is a credit to our whole team that we continue to make progress in building a robust, respectful and accountable culture during a period of considerable change. We continue to work to make our culture ever stronger, building on our three pillars of Care, Collaboration and Courage. In 2024 we put a particular focus on Courage, challenging the status quo and embracing new ways of working. Many employees from across the business contributed as we identified opportunities to be more courageous, and we look forward to continuing this work in 2025. You can read more about this and other important initiatives on pages 59–63. In 2024, we also made good progress delivering our sustainability objectives. As a manufacturing organisation, we seek to drive efficiency in all we do, which also drives environmental benefits. Waste minimisation and energy efficiency efforts this year have improved our waste diversion away from landfill, and we have further reduced our greenhouse gas (GHG) emissions in support of our net zero carbon journey, all while driving business growth (see pages 64–77). Driving greater value 2024 was a year in which we fundamentally strengthened our Company. As we complete the 12-Point Plan, stronger processes and practices around cost discipline and efficiency, greater customer-centricity and higher levels of courage and accountability position us to make an even greater positive impact on our customers and patients. Much of the 12-Point Plan is complete, and we have addressed the structural weaknesses that were holding back the Group. There is much more to be done to drive productivity and asset efficiency to their full potential, with significant additional benefit expected to follow in 2025 and beyond. In terms of outlook, for 2025 we are targeting another year of strong revenue growth and a significant step-up in trading profit margin.1 For revenue, we expect to deliver underlying1 revenue growth of around 5%. The guidance equates to reported revenue growth of around 4.8% based on exchange rates prevailing on 19 February 2025. We expect to deliver a trading profit margin1 of 19% to 20%. This step up will be driven by operating leverage, cost reductions and the benefits of our network optimisation programme. These benefits are expected to more than offset headwinds from China and cost inflation. Finally, I would like to thank the Smith+Nephew team for their contributions during 2024. I am humbled and inspired by their unwavering commitment to our purpose of Life Unlimited. I feel privileged to be part of a team that is transforming healthcare in innovative and meaningful ways every day. Yours sincerely, Deepak Nath, PhD Chief Executive Officer Smith+Nephew Annual Report 2024 13 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Smith+Nephew operates in global markets valued at approximately $50 billion1 annually. Leading positions in attractive markets Long-term growth drivers Shaping the development of innovative treatments and the transformation of healthcare delivery. The medical technology sector is supported by strong long-term growth drivers that make it an attractive market. Demographic shifts, such as an ageing population and increased physical activity among older adults, continue to boost demand for healthcare services. As the global population ages, there is a corresponding rise in chronic and age-related conditions that require consistent medical attention. Additionally, the growing incidence of lifestyle-related health issues, like diabetes and obesity, further drives this demand. Technological advancements in medicine serve as crucial catalysts for long-term growth in healthcare. Innovations in areas such as artificial intelligence (AI) and biotechnology are yielding more effective and personalised healthcare solutions, which not only improve patient outcomes but also create new business opportunities that promote further expansion. Emerging markets Growing healthcare demand presenting both opportunities and challenges for providers. In emerging markets, economic development is enhancing long-term growth factors, particularly through the emergence of a prosperous middle class seeking improved healthcare services and products. As living standards rise, there is an increasing demand for high-quality healthcare, including advanced treatments and medical devices. Moreover, emerging markets may lack mature healthcare infrastructure, necessitating investments in healthcare technology. This situation benefits companies that offer innovative medical solutions, as these markets are generally more open to adopting new and cost-effective healthcare approaches. Decentralised care Facilitating accessible care outside traditional hospital environments. Evolving customer and market dynamics are creating new high-growth opportunities for medical technology companies. Many countries are shifting towards more decentralised care, with an increasing number of procedures being performed in outpatient settings such as Ambulatory Surgery Centers (ASCs) in the US. This trend has been particularly prominent in Sports Medicine, and a growing number of orthopaedic joint replacement procedures are now being carried out in these settings, resulting in cost and time efficiencies for healthcare providers. The move towards outpatient care was accelerated by the Covid pandemic, as providers aimed to minimise hospital visits and address procedure backlogs. 1 Data generated by Smith+Nephew based on publicly available sources and internal analysis and represents an indication of market shares and sizes. 14 Smith+Nephew Annual Report 2024

Cost of healthcare A global priority requiring comprehensive strategies for sustainable healthcare delivery. Governments are focused on lowering healthcare costs and are increasingly price-sensitive. In response, medical technology companies are innovating and providing evidence of both the clinical and economic benefits associated with their products. Worldwide, countries are aiming to boost domestic production in critical sectors, including advanced technologies and life sciences, through localisation policies and export restrictions that can disrupt global supply chains. At the same time, many emerging markets are implementing measures to reduce healthcare costs and improve accessibility, including price control policies in government procurement. In China, this has been seen in the introduction of Volume Based Procurement across various segments. » See pages 78–95 for more details on risks in the Risk report High regulation Medical devices regulation is essential for ensuring product safety, efficacy and quality. The medical device sector is among the most heavily regulated globally, creating significant barriers to entry for new market participants. National regulatory authorities oversee the design, development, approval, manufacturing, labelling, marketing and sale of healthcare products, as well as reviewing supporting data to seek to ensure safety and performance. Most countries require prior authorisation and/or registration of products before market entry, which must be maintained thereafter. Regulations and industry codes also dictate how the industry interacts with healthcare professionals and government officials worldwide, including the AdvaMed Code of Ethics and the MedTech Europe Code of Ethical Business Practice. Companies implement global compliance programmes to assist employees and third-party partners in adhering to laws, regulations and industry standards, often accompanied by their own codes of conduct. » See page 127 for more information on our approach to compliance Seasonality Seasonality requires agile business operations to meet demand fluctuations during the year. There is typically a higher volume of orthopaedic and sports medicine procedures during winter months, when accidents and sports-related injuries are more common. Additionally, elective procedures generally decline in the summer due to vacations. Advanced Wound Management is less affected by seasonality due to the nature of its procedures and products. At Smith+Nephew, most of our operations are in the northern hemisphere, with approximately 50% of revenue generated in the US and 20% in Europe. In the US, out-of-pocket costs for health insurance plans are tied to medical expenses within a calendar year. Consequently, households that reach their annual deductible or out-of-pocket cap before year end find it more cost-effective to schedule necessary procedures later in the year rather than postponing them until the following year. Smith+Nephew Annual Report 2024 15 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271. 2 For details of changes to our product giving please see page 66. People A purpose-driven culture based on authentic values committed to doing business in the right way. R&D Innovation is at the heart of our business and we invest in priority products, technologies and services. Financial strength A robust balance sheet and Capital Allocation Framework balancing short, medium and long-term investment and returns. ESG Addressing the long-term needs of our customers, employees, investors, communities and other stakeholders while aiming to reduce our impact on the environment. Global operations Resilient manufacturing and supply chains to ensure quality and competitiveness. What we need to create value Our business model Through our business model we strive to transform outcomes for the patients we serve, for the clinicians and the healthcare systems we support, for the Company and for our shareholders. Delivering value for stakeholders 18.1% Trading profit margin1 +60bps 11.3% Operating profit margin +360bps $327m Dividend Distribution unchanged $1,049m Trading profit1 +8.2% $657m Operating profit +54.6% $5,810m Group revenue +4.7% reported +5.3% underlying1 Investors Community 380,000+ Patients helped through product donations2 4.24 Gallup engagement score +0.04 16 New products 106,734 Training sessions Employees Customers 16 Smith+Nephew Annual Report 2024

How we create value Innovative technology We offer a broad portfolio of differentiated products and services that meet often-complex clinical needs, including digital and robotic technologies, driving procedural innovation. Go to market Three global business units set product strategy and deliver global marketing to drive demand in our markets, supported by clinical evidence to demonstrate efficacy. 2 Customer feedback Building close relationships with customers to ensure a deep understanding of unmet clinical needs and changing financial and sustainability priorities within healthcare systems. 5 Expertise and support Our sales force supports customers and works with healthcare systems to address complex business and reimbursement requirements. 3 Medical education Through the Smith+Nephew Academy, a network of centres and online resources, we provide medical education programmes to support the safe and effective use of our products, skills development and procedural innovation. 4 1 Product development and acquisition R&D model that provides for customer and business unit focused innovation and acquiring technologies needing further development and commercialisation. 6 Customer-centricity Smith+Nephew Annual Report 2024 17 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Key Performance Indicators 7.4% Adjusted ROIC1 Measuring our progress Smith+Nephew uses a number of financial and non-financial Key Performance Indicators (KPIs) to track and evaluate performance and delivery against its Strategy for Growth and other business objectives. Those KPIs in the public domain are consolidated below. A number of other KPIs are commercially sensitive and are not published but are used internally to drive sustainable performance and growth. Revenue growth Reported revenue growth includes a foreign exchange headwind of -60bps. 2024 revenue was $5,810m. Revenue growth allows management and investors to measure our relative performance. The Group is consistently delivering strong revenue growth above historical (pre-Covid) levels. Profit margin Reported profit margin reflects acquisition and disposal-related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles, and legal and other items. Profit margin allows management and investors to determine our relative performance. The 60bps year-on-year increase reflects operating leverage and efficiency savings from the 12-Point Plan offsetting headwinds from inflation and China. Financial Key Performance Indicators The Adjusted ROIC¹ increased year-on-year in 2024 by 150bps to 7.4%, reflecting the progress made under the 12-Point Plan. Adjusted Return on Invested Capital1 Adjusted ROIC1 allows management and investors to measure the return generated on capital invested, providing a metric for long-term value creation. Total distribution of 37.5¢ per share, unchanged from 2023. Dividend per share Dividend payments allow investors to receive a cash return on their investment in Smith+Nephew. 1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271. 4.7% Reported revenue growth 11.3% Operating profit margin 5.3% Underlying1 revenue growth 18.1% Trading profit margin1 37.5¢ Dividend per share % % ¢ % % % Transforming Smith+Nephew In July 2022 we announced our 12-Point Plan to fundamentally change the way we operate and transform business performance. The 12-Point Plan focused on: – Fixing Orthopaedics, to regain momentum across hip and knee implants, robotics and trauma, and win share with our differentiated technology; – Improving productivity, to support trading profit margin expansion; and – Further accelerating growth in our already well-performing Advanced Wound Management and Sports Medicine & ENT business units. Overall progress against milestones Much of the 12-Point Plan is complete, and we have addressed the structural weaknesses that were holding back the Group. There is much more to be done to drive productivity and asset efficiency to their full potential, with significant additional benefit expected to follow in 2025 and beyond. More details regarding our progress can be found in the Chief Executive Officer’s review on pages 10–13. »See pages 10–13 for more on our 12-Point Plan 0.0 10.3 2022 4.7 2024 5.3 2023 7.2 2022 17.3 2024 18.1 2023 17.5 2022 6.6 2024 7.4 2023 5.9 0.0 14.3 2022 0.1 2024 4.7 2023 6.4 2022 8.6 2024 11.3 2023 7.7 2022 37.5 2024 37.5 2023 37.5 12-Point Plan 18 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Non-financial Key Performance Indicators

Investment in innovation

This KPI allows management and investors to understand how much is being invested in new innovative products designed to drive future revenue growth and profit.

$289m

R&D investment

In 2024, approximately 60% of revenue growth came from products launched in the last five years.


345
339
289
2022
2023
2024

16

>> See page 30

New products

This KPI helps us track the number of new products either launched or ready for launch to drive future revenue growth. There were 16 new products in 2024.

1

>> See page 45

Acquisition

This KPI tracks acquisitions that enhance our portfolio and pipeline, including technology that can change the standard of care and assets in high-growth categories.

In January 2024 we completed the acquisition of CartiHeal, the developer of CARTIHEAL° AGILI-C°, a novel Sports Medicine technology for cartilage regeneration in the knee. Smith+Nephew paid $180 million on completion, with up to a further $150 million contingent on future financial performance.

Employee engagement

The Gallup Global Engagement Survey allows management and investors to assess how engaged our employees are, which is a key driver of business performance.

4.24

>> See pages 58–63

Engagement

Further improvement in our Grand Mean score to 4.24 (2023: 4.20) positioned us in the top quartile of the Gallup database. 92% of employees participated in the survey.

Quality and safety

This KPI allows management and investors to verify that we are operating a safe working environment to high standards.

Headline safety rate

We adopt the industry-standard OSHA system to record incidents of occupational injury and ill health. Performance is expressed as the number of incidents per 200,000 hours worked.


0.22
0.15
0.12
2022
2023
2024

Medical education

This KPI helps investors understand how we support the safe and effective use of our products through the provision of medical education.

>> See pages 32–33

106,734

Practitioner training sessions

Long-term sustainability targets

These KPIs allow management and investors to measure progress against our long-term sustainability targets in the three focus areas of People, Planet and Products.

Achieve net zero

Achieve net zero Scope 1 and Scope 2 greenhouse gases (GHGs) by 2040 and Scope 3 GHGs by 2045, beginning by achieving a 70% reduction in Scope 1 and Scope 2 GHGs by 2025.

Scope 1 and 2 (market-based)^

63%

Reduction since 2019.

Less waste to landfill

95%

Total manufacturing waste diverted from landfill.

Product donations

380,000+

Patients supported through product donations

^ Please refer to page 76 for our emissions reporting methodology, materiality and scope.

>> See pages 64–77 for details of how we are meeting our sustainability commitments

Smith+Nephew Annual Report 2024 19

Improving performance and shareholder returns Financial review Driving the top and bottom line As Deepak described earlier in this report, Smith+Nephew finished the year strongly and delivered solid financial results across our key performance metrics. In 2022, we set a goal of transforming Smith+Nephew into a higher growth Company. As 2023 ended, we were proud to report that we delivered higher underlying revenue1 growth. One year later, we have delivered another year of strong underlying revenue1 growth despite the headwinds we have seen in China, demonstrating a clear trend of delivering sustainable higher growth. Revenue grew by 4.7% to $5,810 million in 2024 (2023: $5,549 million) on a reported basis and 5.3% on an underlying basis1 excluding a -60bps headwind from foreign exchange, exceeding our revised Q3 revenue guidance of around 4.5% due to an acceleration in growth towards the end of the year. We also continued to deliver trading profit1 margin expansion, up 60 basis points to 18.1%, which is slightly above our revised Q3 guidance, and trading profit1 growth of 8.2% to $1,049 million. We absorbed headwinds of around -230bps from a combination of input cost inflation and merit increases, China VBP pricing and transactional foreign exchange. Due to our actions under the 12-Point Plan, these were more than offset by approximately 130 basis points of revenue leverage from price and volume, and around 160 basis points of productivity improvements. Productivity improvements have been driven by a meaningful reduction in excess capacity in our network, improved product availability and inventory utilisation, and a near 9% reduction in the workforce since the start of the 12-Point Plan. More than 1,000 of these role reductions were in 2024, with the majority taking place in the final quarter of the year. Operating profit growth was 54.6% to $657 million as a result of improvements described above and lower non-trading1 costs. Strong cash flow Cash generation improved significantly in 2024 due to strong working capital management and reduced restructuring costs. As a result, cash generated from operations improved by more than $400 million. I am a strong believer that free cash flow1 is a key indicator of an organisation’s fundamental health, and I was pleased that we made good progress here in 2024 with free cash flow1 of $551 million (2023: $129 million), and expect further improvement in 2025. As a result of our enhanced cash generation, we have been able to reduce the gearing in our balance sheet and have achieved a better than target leverage ratio. Dear Fellow Shareholder, I am delighted to address you for the first time in the Annual Report as your Chief Financial Officer. Under Deepak’s leadership, Smith+Nephew is going through a multi-year transformation to strengthen the foundations underpinning our business and I am excited to be a part of this journey and play a meaningful role in transforming Smith+Nephew to deliver greater returns over the long-term. 1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271. 20 Smith+Nephew Annual Report 2024

Relentless focus on efficiency We continue to seek opportunities to make our business more efficient. Building on the existing work of the 12-Point Plan, we identified further saving opportunities by applying a zero-based budgeting approach in 2024. As a result, we expect to drive cost savings higher than we initially planned and for longer. Total gross savings are now in the range $325 to $375 million, including the original $200 million announced as part of the 12-Point Plan, and further savings newly identified in this additional review. This will help us get to the 2025 trading profit margin1 guidance, and continues to accumulate through 2026 and 2027. Comprehensive and detailed plans are in place for over 40 initiatives across five work-streams, with specific target savings and timings for each initiative. The largest part will be from manufacturing and procurement, but there are savings across all parts of our business. Much of the work was completed in the second half of 2024, including headcount reductions of more than 500 roles. This important extension of what we can deliver from the 12-Point Plan demonstrates the shift in the way Smith+Nephew is starting to operate, constantly seeking to drive top line growth while also becoming ever more efficient. Improving inventory management During 2024, we made significant progress in improving product availability and inventory utilisation and reached industry standards by improving our production mix and usage of field inventory. We also reduced the cycle time of our Sales, Inventory & Operations Planning (SIOP) process which resulted in improved commercial execution. These improvements continue to translate into further underlying growth1 and trading margin1 improvement. Elevating performance We have made solid progress in implementing the 12-Point Plan which translated into improved financial performance in 2024, with more benefits expected to come through in 2025 and beyond. In terms of outlook, for revenue, we expect to deliver underlying1 revenue growth of around 5.0%, which equates to reported growth of around 4.8% based on exchange rates prevailing on 19 February 2025. We expect to deliver a trading profit margin1 of 19.0% to 20.0%. This step up will be driven by operating leverage, cost reductions and the benefits of our network optimisation programme. See my Financial Commentary below for important disclosures on the drivers and phasing for the 2025 revenue growth, trading profit margin1 and our tax guidance. In conclusion, we are pleased that the operational and commercial actions, combined with our sustained high cadence of innovation, are producing consistently higher growth than in the past, and that margin expansion is beginning to follow driven by operating leverage and productivity improvements. Importantly, better working capital discipline and asset utilisation means that our profitability is also coming with higher cash generation. As Deepak has stated, we are very clear that there is still much more to be done, and more benefits are expected to follow, and we are focused on driving greater shareholder value while continuing to deliver Life Unlimited to patients across the globe. Yours sincerely, John Rogers, Chief Financial Officer Improving inventory has been a priority under the 12-Point Plan and in 2024 we reduced both overall inventory days and the absolute dollar value of inventory. Pleasingly inventory days came down across all three business units. There was still an overall increase in launched products and as a result inventory mix improved, with units of the slowest turning quartile of SKUs down by 17% during the year. We remain highly focused on longer-term improvement, which will be driven by ongoing better alignment of production plans with commercial needs at the SKU level, enabled by the improved SIOP process under the 12-Point Plan. Inventory reduction remains a focus, and we expect further progress in 2025. Driving innovation across the business More than 60% of our 2024 revenue growth came from products launched in the last five years. Smith+Nephew’s long history of delivering innovation that changes clinical practice and improves patient outcomes is impressive. As CFO, I am a strong advocate of driving the innovation mindset across the whole business, including adopting new technologies such as AI to improve our processes and drive greater efficiency. You can read more about our strong innovation track record and our AI agenda on pages 31. Improving accountability and returns Return on Invested Capital (ROIC) improved at the Group level as well as within the business units in 2024, reflecting the progress made under the 12-Point Plan. Earlier in the year we allocated the directly attributable central costs to the business units, with the objective of driving greater business unit accountability. We expect this accountability, alongside increased trading margin1, lower non-trading costs1 and improved capital intensity to drive further improvement in ROIC in 2025 and beyond. 1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271. Smith+Nephew Annual Report 2024 21 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Financial review continued

Chief Financial Officer financial commentary

Delivering higher revenue growth

Revenue grew by 4.7% to $5,810 million in 2024 (2023: $5,549 million) on a reported basis and 5.3% on an underlying basis[1] excluding a -60bps headwind from foreign exchange, exceeding our revenue guidance of around 4.5% due to an acceleration in growth towards the end of the year.

Revenue growth was driven by most segments and markets. We have made good progress in improving the commercial execution in Orthopaedics resulting in an acceleration in revenue growth towards the end of 2024. Orthopaedics revenue grew by 4.1% on a reported basis (and 4.6% on an underlying basis[1]) driven by strong performance in Other Established Markets[2] as well as significant improvement in the US as the year progressed, partially offset by headwinds in China due to lower end-customer demand.

We continue to hold a leadership position in Sports Medicine & ENT and delivered reported revenue growth of 5.5% (6.2% underlying[1]), despite the China VBP headwinds, due to strong performance across all categories.

Advanced Wound Management delivered reported revenue growth of 4.7% (5.1% underlying[1]) and maintained positive momentum in 2024 with growth accelerating towards the end of the year.

We exited the year in a strong position with all three global business units contributing with accelerating revenue growth in the fourth quarter over the first nine months.

The 2024 performance built on the good growth delivered in 2023. In 2023, revenue was $5,549 million (2022: $5,215 million), an increase of 6.4% on a reported basis and 7.2% on an underlying basis[1] excluding a -80bps headwind from foreign exchange. This revenue growth was due to strong performance across all global business units.

Group performance

	2024 $m	2023 $m	2022 $m	Change 2024 $m	Change 2023 $m
Revenue	5,810	5,549	5,215	261	334
Gross Profit	4,046	3,819	3,675	227	144
Operating profit	657	425	450	232	(25)
Trading profit[1]	1,049	970	901	79	69
Profit before tax	498	290	235	208	55
Attributable profit	412	263	223	149	40
EPS	47.2¢	30.2¢	25.5¢	17.0¢	4.7¢
EPSA[1]	84.3¢	82.8¢	81.8¢	1.5¢	1.0¢

Non-IFRS measures

The underlying increase in revenue by market reconciles to reported growth, the most directly comparable financial measure calculated in accordance with International Financial Reporting Standards (IFRS), as follows:

2024	2024 $m	2023 $m	Reported growth %	Underlying growth %	Reconciling items: Acquisition/ Disposals %	Reconciling items: Currency impact %
US	3,123	2,979	4.8	4.8	–	–
Other Established Markets[2]	1,707	1,611	6.0	6.7	–	(0.7)
Total Established Markets	4,830	4,590	5.2	5.5	–	(0.3)
Emerging Markets	980	959	2.2	4.3	–	(2.1)
Total	5,810	5,549	4.7	5.3	–	(0.6)

	2023 $m	2022 $m	Reported growth %	Underlying growth %	Reconciling items: Acquisition/ Disposals %	Reconciling items: Currency impact %
US	2,979	2,764	7.8	7.8	–	–
Other Established Markets[2]	1,611	1,504	7.1	7.3	–	(0.2)
Total Established Markets	4,590	4,268	7.5	7.6	–	(0.1)
Emerging Markets	959	947	1.3	5.1	–	(3.8)
Total	5,549	5,215	6.4	7.2	–	(0.8)

Trading profit reconciles to operating profit, the most directly comparable financial measure calculated in accordance with IFRS, as follows:

	2024 $m	2024 %	2023 $m	2023 %	2022 $m	2022 %
Operating profit	657	11.3	425	7.7	450	8.6
Aquisition and disposal related items	94	1.6	60	1.1	4	0.1
Restructuring and rationalisation costs	123	2.1	220	4.0	167	3.2
Amortisation and impairment of acquisition intangibles	187	3.2	207	3.7	205	4.0
Legal and other	(12)	(0.2)	58	1.0	75	1.4
Trading profit	1,049	18.1	970	17.5	901	17.3

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271.
2 Other Established Markets are Europe, Japan, Australia, Canada and New Zealand.

22

Smith+Nephew Annual Report 2024

Orthopaedics revenue grew by 4.8% on a reported basis (and 5.7% on an underlying basis1 ) mainly driven by improved commercial execution outside the US despite China VBP headwinds. Sports Medicine & ENT revenue grew by 8.8% on a reported basis (10.0% on an underlying basis1 ) driven by a significant increase in ENT revenue as a result of the backlog in the elective procedures market and the impact of the Covid pandemic subsided and good growth in Sports Medicine revenue. Advanced Wound Management revenue grew by 6.2% on a reported basis (7.2% on an underlying basis1 ) as a result of growth across all categories. Improved profitability The gross profit was $4,046 million in 2024 (2023: $3,819 million, 2022: $3,675 million) with gross profit margin of 69.6% (2023: 68.8%, 2022: 70.5%). We continue to maintain strong gross profit margins whilst delivering revenue growth which is resulting in operating efficiencies despite the continued inflationary pressures. The reported operating profit for 2024 was $657 million, a 55% increase from the previous year primarily due to operating leverage and productivity savings across the Group. In addition, research and development expenses decreased by $50 million mainly due to a $20 million reduction in legal and other items and $18m reduction in restructuring and rationalisation incurred in 2023, partially offset by a $58 million, or 2.6% increase, in marketing, selling and distribution expenses as a result of revenue growth. The increase in reported operating profit was also driven by lower non-trading costs1. Costs associated with restructuring and rationalisation and legal and other costs decreased by $97 million and $70 million respectively as a larger proportion of strategic actions under the 12-Point Plan were implemented in 2023. 1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271. 2 Other Established Markets are Europe, Japan, Australia, Canada and New Zealand. Higher costs were incurred in 2023 in relation to implementing the requirements of the EU Medical Device Regulation and higher charges were incurred in 2023 in relation to ongoing metal-on-metal hip claims. These decreases were partially offset by $34 million increase in costs relating to acquisition and disposal related items in 2024 due to the Group’s decision to continue to optimise its product portfolio. The reported operating profit in 2023 was $425 million, a 6% reduction from 2022 as the costs associated with restructuring and rationalisation and acquisitions and disposals both rose. The restructuring and rationalisation costs increased by $53 million and mainly related to the implementation of the Operations and Commercial Excellence programme and productivity elements of the 12-Point Plan. Acquisition and disposal related costs increased by $56 million and mainly related to the impairment of Engage goodwill. Additionally, marketing, selling and distribution expenses increased by $152 million or 7.4% in line with higher revenue growth. These cost increases were largely offset by operating leverage as a result of higher revenue growth. Smith+Nephew Annual Report 2024 23 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Trading profit margin expansion In 2024, trading profit1 was $1,049 million (2023: $970 million, 2022: $901 million), with trading profit margin1 of 18.1% (2023: 17.5%, 2022: 17.3%). We continue to deliver year-on-year expansion in our trading profit margin1 reflecting operating leverage, continued benefits from the 12-Point Plan and productivity savings across the Group. In 2024, the reported profit before tax was $498 million (2023: $290 million, 2022: $235 million). The reported profit before tax grew in 2024 mainly due to improvement in operating profit. In 2023, reported profit before tax grew as an impairment loss of $109 million in our investment in associate, Bioventus, was recorded in 2022. The reported taxation charge in 2024 was $86 million (2023: $27 million, 2022: $12 million). The increase in the reported tax charge can principally be attributed to the increases in profit before tax since 2022 and the jurisdictional profit mix. In 2021, we announced a target to achieve trading profit margin1 of at least 21% by 2024. Subsequent to this announcement, a number of headwinds evolved that could not have been anticipated which had impacted our performance. In particular, the economic environment had been more challenging than we expected as a result of higher inflation and global supply chain disruptions. Additionally, the unwind of our excess inventory was slower than expected. These factors resulted in a trading profit1 margin of 18.1% i.e. 290bps lower relative to the initial target we announced when we first issued the 2024 trading profit1 margin guidance back in 2021. Earnings per share In 2024, Basic earnings per share (EPS) were up 56.3% to 47.2¢ and adjusted earnings per share1 (EPSA) were up 1.7% to 84.3¢, reflecting improved trading performance. In 2023, EPS were up 18.2% to 30.2¢ and EPSA1 were up 1.3% to 82.8¢, reflecting improved trading performance. Taxation The Group is subject to various taxes in the many countries in which it operates. Paying tax is an integral part of our commitment to the societies in which we operate and a critical element of our commitment to grow in a sustainable, responsible and transparent way. The Group makes a significant economic contribution to the countries where it operates through taxation, either borne or collected on behalf of and paid to the relevant tax authorities, and through employment of personnel, developing workforce skills, purchasing goods and services from local suppliers and making capital investments. We aim to submit accurate tax returns to the relevant tax authorities on a timely basis, and seek to pay the right amount of tax in accordance with the tax laws in all the territories in which we operate. We manage tax risks and tax costs in a manner consistent with regulatory requirements and shareholders’ best long-term interests, after taking into account reputational and economic factors as well as the interests of our other stakeholders, including governments, our people, customers and suppliers. We are committed to transparent relationships with all relevant tax authorities. Our tax footprint extends beyond corporate income tax, including significant payments of employer social security contributions. The Group also collects taxes on behalf of governments (including employee income taxes and social security contributions, VAT and other sales taxes). During 2024, we made global tax payments of $888 million (2023: $833 million, 2022: $818 million). This comprises $324 million of taxes borne by Smith+Nephew and $564 million of payroll and indirect taxes collected. 1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271. Chief Financial Officer financial commentary continued Financial review continued 24 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Balance sheet

Overall goodwill and intangible assets decreased by $44 million or 1.1% in 2024. Goodwill increased by $34 million as a result of goodwill of $146 million arising from the acquisition of CartiHeal, which was partially offset by impairment of goodwill of $65 million primarily as a result of closure of the Warwick manufacturing site and foreign exchange movements of $47 million.

Intangible assets decreased by $78 million mainly because of amortisation and impairment of $246 million being partially offset by acquisition intangibles from CartiHeal of $84 million and other additions of $87 million.

Other non-current assets increased by $20 million mainly due to an increase of $76 million of deferred tax assets, partially offset by $48 million decrease in property, plant and equipment and $9 million decrease in investment in associates due to the Group's share of the Bioventus loss.

Current assets increased by $391 million mainly due to a $317 million increase in cash and cash equivalents driven by the increase in cash generated from operations. Additionally, trade and other receivables increased by $81 million in 2024 mainly due to an increase in prepayments and other receivables.

Trade receivables remained flat year-on-year as a result of the Order to Cash initiatives to improve collection as part of the 12-Point Plan. These increases were offset by a $8 million decrease in inventories which represents a significant improvement compared to 2023's $190 million inventory increase, due to improved demand forecasting, supply planning and efficiencies as a result of the 12-Point Plan. Whilst the trend in inventory reduction is promising, the year-end position was higher than our original expectations. Inventory reduction continues to be a focus area with more work to be done.

Non-current liabilities increased by $1,059 million primarily due to two Corporate Bonds issued by the Group in 2024 of $350 million and $650 million bearing an interest rate of 5.15% and 5.4% repayable in 2027 and 2034 respectively.

Current liabilities decreased by $740 million primarily due to settlement of Private Placement Debt of $405 million and repayment of the Revolving Credit Facility (RCF) of $300 million.

	2024 $m	2023 $m	Change $m
Goodwill and intangible assets	**4,058**	4,102	**(44)**
Other non-current assets	**1,875**	1,855	**20**
Current assets	**4,421**	4,030	**391**
Total assets	**10,354**	9,987	**367**
Total equity	**5,265**	5,217	**48**
Non-current liabilities	**3,558**	2,499	**1,059**
Current liabilities	**1,531**	2,271	**(740)**
Total liabilities	**5,089**	4,770	**319**
Total liabilities and equity	**10,354**	9,987	**367**
Net debt[2]	**2,709**	2,776	**(67)**

	2024 $m	2023 $m	2022 $m	Change 2024 $m	Change 2023 $m
Cash generated from operations	**1,245**	829	581	**416**	248
Trading cash flow[1]	**999**	635	444	**364**	191
Free cash flow[1]	**551**	129	56	**422**	73

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271.
2 Net debt including lease liabilities is reconciled in Note 15 to the Group accounts.

Cash flow

In 2024, cash generated from operations was $1,245 million after paying out $151 million of restructuring and rationalisation expenses, $36 million for legal and other items and $3 million of acquisition and disposal related items. Trading cash flow[1] increased by $364 million driven by a significant improvement in working capital compared to 2023.

In 2024, restructuring costs totalled $123 million, including costs relating to efficiency and productivity initiatives under the 12-Point Plan. This was a significant reduction from 2023 when restructuring costs were $220 million. We expect restructuring costs to significantly decrease from 2025 onwards. This was a driver behind the step-up in free cash flow[1] to $551 million in 2024 (2023: $129 million), and we expect to make further progress in 2025.

In 2023, cash generated from operations was $829 million after paying out $124 million of restructuring and rationalisation expenses, $145 million for legal and other items and $16 million of acquisition and disposal related items. Trading cash flow[1] increased by $191 million driven by better working capital movements compared to 2022. Free cash flow[1] increased to $129 million from $56 million in the prior year because of the increase in trading cash flow[1] partially offset by an increase in capital expenditure, interest paid and income taxes paid.

Smith+Nephew Annual Report 2024
25

Financial review continued

Chief Financial Officer financial commentary continued

Liquidity and capital resources

At 31 December 2024, the Group had access to $617 million (2023: $300 million) in cash net of bank overdrafts. The Group's debt facilities comprise:

- USD $1,000 million corporate bond;
- USD $650 million corporate bond;
- EUR €500 million corporate bond;
- USD $350 million corporate bond;
- $1,000 million RCF; and
- $625 million private placement debt.

The Group had committed available facilities of $4,145 million at 31 December 2024 of which $3,145 million was drawn.

The Group's net debt[2], excluding lease liabilities, decreased from $2,577 million at the beginning of 2024 to $2,513 million at the end of 2024, representing an overall decrease of $64 million mainly as a result of a $416 million increase in cash generated from operations partly offset by dividend payments of $327 million.

In 2024, the Group issued two Corporate Bonds of $350 million and $650 million bearing an interest rate of 5.15% and 5.4%, repayable in 2027 and 2034 respectively.

The Group settled Private Placement Debt of $405 million and repaid RCF of $300 million in 2024.

Adjusted leverage ratio[1] for 2024 was 1.9x, better than our revised target adjusted leverage ratio of 2x and the 2.1x for 2023, mainly driven by improved profitability. The leverage ratio using the closest equivalent IFRS measures for 2024 was 8.1x (2023: 11.7x). The leverage ratio using closest equivalent IFRS measures is not based on measures used in the calculation of debt covenants and is not used by management internally.

Return on Invested Capital

Return On Invested Capital (ROIC) is a measure of the return generated on capital invested by the Group. It encourages compounding reinvestment within the business and discipline around acquisitions.

Adjusted ROIC[1] increased from 5.9% in 2023 to 7.4% in 2024 reflecting the progress made under the 12-Point Plan. ROIC based on the closest equivalent IFRS measures was 4.9% for 2024 (2023: 3.2%).

Going concern

The Directors have considered various scenarios in assessing the future financial performance and cash flows.

Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants. The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks and to continue in operational existence for a period of at least 12 months from the date of approval of the financial statements. Accordingly, the Directors continue to adopt the going concern basis in preparing the consolidated financial statements.

Capital allocation framework

The appropriate use of capital on behalf of shareholders is important to Smith+Nephew. In July 2024, we announced an updated capital allocation framework to prioritise the use of cash and inform our investment decisions as follows:

- Invest in the business to drive organic growth and meet our sustainability targets.
- Invest in acquisitions, targeting new technologies in high growth segments with a strong strategic fit that meets our financial criteria.
- Maintain an optimal balance sheet and appropriate dividend.
- Return surplus capital to shareholders.

Available debt facilities by maturity date ($m)


0
75
490
60
1,620
1,095
155
650
1,000
1,000
520
350
650
140
100
95
155
0
75
60
2025
2026
2027
2028
2029
2030
2032
2034
Maturity by date
EUR Bond
USD Bond
RCF Undrawn
Private placements

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271.

2 Net debt including lease liabilities is reconciled in Note 15 to the Group accounts.

26

Smith+Nephew Annual Report 2024

Our first priority remains investing in the business to drive organic growth and meet our sustainability targets. We have increased visibility and focus on improving our Return on Invested Capital (ROIC) at the business unit level through allocation of central costs and our drive to improve working capital. We will continue to prioritise capital investment in those areas where we expect to see the highest incremental returns. The second priority is also unchanged, and is to invest in acquisitions, targeting new technologies in high growth segments with a strong strategic fit that meet our financial criteria. On 9 January 2024, we completed the acquisition of CartiHeal (2009) Ltd (CartiHeal), the developer of CARTIHEAL◊ AGILI-C◊ that is a novel sports medicine technology for cartilage regeneration in the knee. Upon completion on 9 January 2024, the Group paid $180 million in cash with up to a further $150 million contingent on future financial performance. The third priority is to maintain an optimal balance sheet and appropriate dividend. Here we will continue to target investment grade credit ratings. The adjusted leverage ratio1 is calculated using metrics similar to those used in the debt covenant calculation. The 2023 final dividend of 23.1¢ (2022: 23.1¢) per ordinary share, totalling $202 million (2022: $201 million), was paid on 22 May 2024 (2022: 17 May 2023). The 2024 interim dividend of 14.4¢ (2023: 14.4¢) per ordinary share, totalling $125 million (2023: $126 million), was paid on 4 November 2024 (2023: 1 November 2023). Our final priority remains to return any surplus capital to shareholders, via a share buyback subject to the above balance sheet metrics. For 2025, we are targeting another year of revenue growth above historical levels and a significant step-up in trading profit margin1. For revenue, we expect to deliver underlying1 revenue growth of around 5.0%. Within this, we expect ongoing improvement from US Reconstruction and continued strong growth from Sports Medicine outside of China, ENT and Advanced Wound Management offset by the impact of the anticipated China VBP extension into Arthroscopic Enabling Technologies (estimated $25 million revenue headwind in 2025). There will be one fewer trading day in 2025 than in 2024. The guidance equates to reported growth of around 4.8% based on exchange rates prevailing on 19 February 2025. In terms of phasing, we expect the headwinds from China to continue in Reconstruction for the first quarter, and in Sports Medicine Joint Repair into the second quarter as we lap VBP implementation. We expect that some of the strong finish to 2024, particularly in US Sports Medicine and Advanced Wound Biactives, will normalise in the first quarter. In addition, we have one fewer trading day in each of the first and second quarters versus 2024, then one extra day in the fourth quarter. As a result of these factors, we expect first quarter underlying1 revenue growth to be in the range of 1% to 2% and then be higher across the remainder of the year. We expect to deliver a trading profit margin1 of 19.0% to 20.0%. This significant step-up will be driven by operating leverage, cost reductions and the benefits of our network optimisation programme. These benefits are expected to more than offset headwinds from China and cost inflation. We expect trading profit1 margin to be stronger in the second half than the first as the impact of China headwinds reduce and operational savings are delivered. We expect trading cash conversion1 of 80% to 90% and restructuring costs of around $45 million in 2025. The tax rate on trading1 results for 2025 is forecast to be in the range of 19.0% to 20.0%, subject to any material changes to tax law or other one-off items. 2025 Outlook 1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271. Smith+Nephew Annual Report 2024 27 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

01 Working to improve the quality of healthcare through our investment in new technologies and services, industry-leading medical education and clinical evidence programmes, and efficient and resilient manufacturing and distribution. Life Unlimited Elevating the standard of care Together we are 28 Smith+Nephew Annual Report 2024

Delivering leadership through innovation Smith+Nephew’s innovation pipeline is a significant contributor to our transformation to being a higher-growth business. In 2024, approximately 60% of revenue growth came from products launched in the last five years. We maintained our recent high cadence of launches, with 16 new products in 2024, bringing our total of new products to around 50 over the last three years. Many of these growth platforms are driving growth today and have multi-year runways still ahead of them as we expand indication and applications and launch in new markets. Since our founding in 1856, Smith+Nephew has had a rich history of transformative innovation. Recently, we have supported advances in clinical practices and fulfilled our mission of delivering a “Life Unlimited” to millions of patients. In Orthopaedics, products such as our kinematic knee, JOURNEY◊II, have brought more natural motion to joint replacement. In Sports Medicine our products have been instrumental in enabling arthroscopic repair where open surgery was previously the standard of care. Research & Development And in wound care, Smith+Nephew’s PICO◊ single-use Negative Pressure Wound Management System (sNPWT) has revolutionised the availability of this important treatment option. Addressing unmet clinical needs Despite advancements in procedures and technology, significant unmet clinical needs remain. Patients seek better clinical outcomes and satisfaction with reduced complications, while healthcare systems face challenges with treatment costs and unaddressed problems. For example, 80% of knee replacement recipients report that their new knee feels “artificial1 ”.In Sports Medicine, the re-tear rate for large full-thickness rotator cuff repairs (RCRs) can be up to 50%2. In ENT, nearly one in 16 children who undergo total tonsillectomies experience post-operative haemorrhages3, and in wound care, surgical site infection treatments cost the US healthcare system more than $3 billion annually4. These challenges inspire us to invest in the next generation of products and services that will enhance clinical practice and improve patient and payer outcomes. We are shaping an innovation environment driven by four key trends: 1 Robotics and digital systems: Enabling unprecedented accuracy and personalisation in procedures. 2 Biologics technology: Rapidly evolving to offer diverse treatment options, including full tissue and function restoration. 3 Procedural innovation: Emphasising less invasive, tissue-sparing methods to enhance recovery times. 4 Value-focused healthcare costs: Prioritising compelling value and health economic benefits. Inspiration for new products arises from observing our customers, collaborating with healthcare professionals during design and development, acquiring technologies that require further refinement and commercialisation, and partnering with co-development teams. Our product development follows a rigorous phase-gate process, starting with business case evaluation and culminating in launch readiness, all while integrating sustainability principles into our design and packaging. Smith+Nephew’s R&D team concentrates on growth segments where we can leverage our expertise to deliver innovative solutions that meet unmet clinical needs.” Vasant Padmanabhan President of Research & Development and ENT Invested in R&D in 2024 $289m New products in 2024 16 » For a full list of references see pages 285–288 Smith+Nephew Annual Report 2024 29 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

We moved to full commercial launch of the AETOS◊ Shoulder System in the US, and announced 510(k) clearance for its use with ATLASPLAN◊ 3D Planning Software and Patient Specific Instrumentation for total shoulder arthroplasty. AETOS◊ will enable us to compete effectively in total shoulder arthroplasty, one of the fastest-growing segments in Orthopaedics, with an estimated 250,000 procedures in the US by 2025.5 We also introduced TOTAL ANKLE◊ Patient-Matched Guides to help surgeons plan and perform total ankle replacement procedures. Total ankle replacements are historically uncommon, but this is a high-growth market bolstered by the rising prevalence of osteoarthritis in adults and influenced by growing patient preference for joint preservation and restoration. For the CORI◊ Surgical System, we announced new CORIOGRAPH◊ Pre-Operative Planning and Modelling Services, making CORI◊ the only orthopaedic robotics-assisted system to offer either intra-operative image-free or image-based registration for knee implants, enabling the surgeon to choose whether or not to perform a pre-operative MRI scan. This is one of a number of distinct features for CORI◊ , including supporting revision knee procedures and offering both burr and saw cutting options. Sports Medicine In Sports Medicine, we completed the acquisition of CartiHeal, the developer of the CARTIHEAL AGILI-C◊ Cartilage Repair Implant, a novel Sports Medicine technology for cartilage regeneration in the knee. We have made good progress on market development activities in the first year of ownership, including clinical strategy and reimbursement milestones. We continued to invest behind in Arthroscopic Enabling Technology. During the second quarter, we introduced the INTELLIO◊ SHIFT System, which combines our leading COBLATION◊ and DYONICS◊ resection technologies into a single controller alongside a multifunctional foot pedal, simplifying the operating room experience for surgeons. We also launched an updated INTELLIO◊ cart, updated software for the INTELLIO◊ Tablet, which serves as both a control device and image storage for the INTELLIO◊ Tower, and introduced the EVO◊ 4K Image Management System. In ENT, we launched the ARIS◊ COBLATION◊ Turbinate Reduction Wand. This utilises our advanced COBLATION◊ Plasma Technology to provide a minimally invasive way to reduce hypertrophic turbinates, a condition that requires 350,000 procedures per annum in the US6. 16 new products in 2024 In 2024 we continued to expand our portfolio with major new platforms and product enhancements that address unmet clinical needs and support our higher-growth ambitions. Orthopaedics In Orthopaedics, new products included implant systems for hips and shoulder, and building out the capabilities of our CORI◊ Surgical System. We announced a major new hip system, the CATALYSTEM◊ Primary Hip System. CATALYSTEM◊ is designed to address the evolving demands of primary hip surgery, including the increased adoption of anterior approach procedures and the expanding role of Ambulatory Surgery Centers (ASCs). We introduced a new OXINIUM◊ option for our LEGION◊ Hinged Total Knee (HK) System, making this proprietary material with its leading wear and corrosion resistance technology available to hinged knee patients for the first time. Research & Development continued Elevating the standard of care continued Award-winning innovation RENASYS◊ EDGE In 2024 we celebrated RENASYS◊ EDGE NPWT System winning the Red Dot Best of the Best Award for Design Concept in the Medical Devices and Technology Category, recognising its intuitive pairing of NPWT housed in a patient-friendly design. The Red Dot Awards celebrate new innovations and groundbreaking designs, with recipients ranging from concepts and prototypes to full ready-for-market products. We were also proud that our CORI◊ Surgical System was nominated for the prestigious US Prix Galien Award that recognises products with the potential to shape the field of medical technology. » See pages 285–288 for references 30 Smith+Nephew Annual Report 2024

Advanced Wound Management In Advanced Wound Management, we launched the RENASYS◊ EDGE NPWT System. This is designed to reduce inefficiency and complexity and features an improved user interface for enhanced intuitiveness and simplicity and a durable pump built to offer virtually maintenance-free use. The launch commenced in the US and expanded into Europe in the second half of 2024. We also continued our high cadence of incremental innovation in skin substitutes, with the launch of GRAFIX◊ PLUS in the second quarter, an easier-to-handle new version in our lead product family, targeting the growing post-acute market. Compelling evidence Clinical, scientific, and real-world evidence continues to play a critical role in our go-to-market strategy, with compelling and differentiating data supporting key brands in 2024. This included the first randomised controlled trial with the REGENETEN◊ Bioinductive Implant,7 market-leading 20-year survivorship data for OXINIUM◊ Technology with highly cross-linked polyethylene among all total hip replacement bearing combinations,8 and early impressive results for the OR3O◊ Dual Mobility Hip,9 LEGION CONCELOC◊ Cementless Knee10,11 and revision total knee arthroplasty using the CORI◊ Surgical System.12 In Advanced Wound Management we also published new data supporting the use of PICO◊ sNPWT to reduce surgical site infections13 and using ALLEVYN◊ LIFE Dressing in a pressure injury prevention protocol14. GRAPHIX◊ PLUS Launched in 2024 to target the fast-growing post-acute market. Bringing artificial intelligence to life Artificial Intelligence (AI) is increasingly important to Smith+Nephew’s strategy, supporting our growth ambitions through our innovation programmes and our drive to improve productivity. Strategic direction is set by our Executive Committee, supported by a newly established collaboration, governance and operating model. AI Champions across the business identify opportunities both within their areas and for potential application enterprise-wide, and drive implementation and adoption, supported by IT and Information Security teams. Our AI Working Group, comprising a cross-functional team including members from Commercial, R&D, Audit, Information Security, Privacy and Legal, oversees governance to ensure that reviews are undertaken to establish appropriate controls across the Group, both for AI projects and for AI-use by employees in their day-to-day work. For customer-facing delivery of products and services, we are strategically positioning AI to enhance personalisation, automation and overall care quality for patients, developing solutions to address unmet clinical needs and support operational efficiencies. Within our R&D team, we have established an AI Centre of Excellence which evaluates opportunities for both generative AI (GenAI) and machine learning to meet different needs: GenAI for personalisation and communication, and machine learning for predictive analytics and optimising workflows. Our CORI◊ Surgical System incorporates Personalised Planning powered by AI and RI.INSIGHTS◊ Data Visualization Platform, two solutions that transform data into contextual intelligence by enabling surgeons to see how pre-operative surgical plans and intra-operative decision making link to post-operative outcomes. Areas for further evaluation in 2025 include: Integrated business planning and forecast accuracy Enhance forecast accuracy by using AI to augment automation and further connect our commercial, financial and demand forecasts. Source to pay and contract adherence Utilise AI to interpret contracts and pricing and systematically review invoices to identify areas of improvement. Customer service and order management Utilise AI to analyse orders received via email or customer portals and automate entry into the enterprise resource planning (ERP) software system. Enhanced automation of non-financial reporting Use AI to collect, analyse and verify non-financial data, streamlining the reporting process to improve accuracy and consistency. Enterprise workflow enhancement Utilise AI natural language processing capabilities to reduce repeat advisory requests and manual processes for enquiries and approvals. RI.INSIGHTS Data Visualization Platform Smith+Nephew Annual Report 2024 31 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Striving to be a world leader in medical education At Smith+Nephew, we strive to be a world leader in medical education, helping to improve patient outcomes through interactive learning to support appropriate clinical decision making, and to build trust in the safe and effective use of Smith+Nephew technologies. Every year we provide tens of thousands of surgeons and nurses with opportunities to evaluate the latest clinical evidence and learn innovative surgical techniques and the effective use of our products through our Smith+Nephew Academy medical education programmes. We are committed to providing top-tier medical education that empowers healthcare providers with the latest advancements and best practices to improve patient care and clinical outcomes. Smith+Nephew Academy is at the forefront of innovation in education delivery. Our programmes blend hands-on experience with digital education through our AI-enabled Academy Online, surgical simulations, interactive eLearning, live surgery transmission, virtual reality (VR) and podcasts. We provide personalised curriculum and programming specifically designed to meet the needs of the accomplished physician, resident, fellow and allied health professional. In 2024 we have delivered a number of enhancements to the Smith+Nephew Academy aimed at supporting surgeons throughout their careers. For residents, doctors at the start of their career, we have developed a first-of-its-kind fully digital blended learning pathway providing online and simulation education. For fellows, doctors working to become experts in one or more of our areas of surgical sub-speciality, we are working to support academic centres through tailored programmes, including our first fellows programme for Sports Medicine in the Asia Pacific region. We are relentless in our pursuit of building and developing a community of learners and leaders dedicated to continuous improvement and excellence in medical education, embracing new technologies and innovation to provide an engaging blended learner journey fully focused on improving patients’ lives.” Cynthia Walker Senior Vice President Medical Education S+N Academy programmes run by Smith+Nephew in 2024 3,874 Healthcare professional training sessions in 2024 106,734 Through the Smith+Nephew Academy we are working to: – Drive awareness and adoption of new technologies to improve patients’ lives – Expand global reach to advance treatment – Inform healthcare providers of treatment options – Influence standard of care protocols – Deliver a superior customer experience. Our medical education programmes deliver globally consistent curriculums using interactive learning and on-site teaching at our seven Academy centres in the US, Singapore, Germany and the UK. Smith+Nephew Academy Elevating the standard of care continued 32 Smith+Nephew Annual Report 2024

This on-demand tool is accessible anywhere, anytime, through Academy Online – an online accredited platform offering comprehensive educational materials, interactive courses, and valuable resources from world-class surgeons and thought leaders on robotics-assisted surgery. The virtual planning tool aims to shorten the learning curve, reproduce the same functionality found in surgery, and let learners refine skills and practise case planning without the pressure of live surgery. 700+ Modules available on Academy Online 20,840 Healthcare professionals trained on Academy Online in 2024 We also continue to innovate on our course content. In 2024 we delivered the first courses for the recently acquired CARTIHEAL◊ AGILI-C◊ Cartilage Repair Implant, bringing this exciting treatment option to more patients. In Italy, we worked in partnership with a training hospital to enhance skills in hip and knee arthroplasty, including robotics, for fourth- and fifth-year residents. We combined an online educational pathway for self-learning with simulation days for hands-on practice with virtual reality, and provided a feedback mechanism for the teaching team to monitor progress. In early 2025, as the first and only Official Sports Medicine Partner of the UFC, we ran our first Smith+Nephew UFC Combat Sports Medicine Course. Recognition and partnerships We are proud recipients of Royal College of Surgeons of England (RCSEng) Centre Accreditation, awarded to Smith+Nephew Academy. This is the highest level of accreditation given by the RCSEng. It is seen as a kite-mark of excellence and demonstrates external validation of the medical education training Smith+Nephew Academy provides. In 2024 we ran our first courses approved by ISAKOS, the International Society of Arthroscopy, Knee Surgery and Orthopaedic Sports Medicine, commencing with an expert panel for faculty members specialising in Shoulder Sports Medicine at Smith+Nephew Academy Singapore. In the US, select content is accredited by the California Board of Nursing, including multiple elearning modules and our podcast on Advanced Wound Management, now in its third season. Empowering surgeons with interactive training tools CORI◊ Virtual Planner The CORI◊ Virtual Planner provides an interactive, fully functional software tool for surgeons to become familiar with creating a surgical plan on the CORI◊ Surgical System. Smith+Nephew Annual Report 2024 33 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Transforming global operations to improve product availability and customer service Global Operations has been integral to the delivery of our 12-Point Plan, specifically our activities fixing Orthopaedics and improving productivity. Through implementation of the new S+N Operating System, we are improving product availability and customer service, optimising our material supply base, reducing manufacturing costs and aligning our manufacturing network to ensure supply. Product availability Smith+Nephew has made significant progress in achieving its service optimisation goals, improving product availability while also helping improve profit margin through better inventory utilisation and manufacturing outputs. Line Item Fill Rate (LIFR) is the percentage of order lines completely filled, out of the total number of order lines. The 12-Point Plan diagnostic had identified this as an area of weakness. In 2024, following improvements to our manufacturing production mix, Global Distribution Centres and Orthopaedics Services Centres performance, and better use of our field inventory and performance of our Orthopaedic Services Centres, we reached industry standards. Another area of improvement has been our Sales, Inventory & Operations Planning (SIOP) process. This is a dynamic process in which a company’s operating plan is updated on a regular basis. The plans take into account projections made by the sales and marketing departments, and the resources available from manufacturing, engineering, purchasing and finance, which are directed towards hitting the Company’s objectives. In 2024, we increased efficiency, accountability and stability, and reduced our SIOP cycle time which enabled more agile decision making and improved clarity within our sales, inventory, and operations planning efforts. Across Smith+Nephew, we actively reduced our Excess and Obsolete (E&O) inventory. E&O is a combination of excess stock, obsolete inventories, and shrink inventory (damaged, lost in transit, and so on). The focus is preventing E&O through maturing our SIOP process, which will improve forecasting and reduce bias during the supply planning process. We are also reviewing our Product Lifecycle Management (PLM) process, as well as New Product Introduction (NPI) planning. Our work improving inventory controls, supply planning and centralising consignment stock is instrumental in our E&O prevention efforts. Source materials Smith+Nephew has just over 1,000 direct suppliers across the globe. These suppliers provide products, raw materials and services needed to drive production of our end products. These suppliers’ performances directly impact our manufacturing schedule, with further implications for our commercial colleagues, customers and patients. In 2024 we made a number of improvements to our direct procurement process. We created a standard way of working for site buying activities across the Group, including formalising procedures, purchasing and controls of supplier lead times. We improved inventory/component stability due to a more cohesive buying process, increased our ability to measure supplier performance and enhanced supplier capacity analysis to help resolve potential long-term systemic supplier constraints. Like most global manufacturers, we measure ‘On Time In Full’ (OTIF) delivery with our supplier partners. We have developed a new supplier scorecard to enable us to better measure supplier performance, including OTIF fulfilment, so we can support inventory and raw material needs. This global, standardised scorecard will allow us to measure supplier metrics in terms of quality, cost, risk and delivery. We also developed an enhanced supplier development process that includes an assessment of risk, capacity, lead time, raw material constraints and other elements to support more predictable supply with fewer interruptions and help drive efficiency in the production process. Through developing and deploying the Smith+Nephew Operating System, we are taking a disciplined approach to the way we work founded in continuous improvement across Global Operations.” Paul Connolly President, Global Operations Manufacturing, Quality & Regulatory Affairs Elevating the standard of care continued 34 Smith+Nephew Annual Report 2024

Warehousing and distribution Currently, Smith+Nephew has a warehousing and distribution network that spans across more than 100 global locations. We are working to create efficiencies and processes across our network that will achieve a cost to serve comparable with industry best practices and help offset headwinds such as freight cost increases, inflation and the rising costs of outsourced warehousing. Actions include improving spend management by re-negotiating our rates and leveraging our best carrier capabilities, optimising our network using consolidation at our distribution centres to reduce transportation spend, identifying routes that can be switched from air to ocean to benefit from the improved market price and analysing our current last-mile distribution market dynamic to minimise inefficiencies. Quality & Regulatory Affairs Our Quality & Regulatory Affairs function supports full product life cycle management of our global product portfolio, from design and development through manufacturing and post-market surveillance. It establishes appropriate processes and procedures to facilitate compliance with complex global regulations and laws that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. Throughout the year, our sites hosted 56 Health Authority Audits and Inspections, resulting in no significant inspection findings or regulatory actions. Optimising our network We are continuing execution of our network optimisation strategy, focusing on our core manufacturing capabilities, aligning capacity with customer requirements and leveraging our new high-technology Orthopaedics facility in Malaysia. We have closed Orthopaedics facilities in Lyon (France) and Beijing (China), and announced the exit of facilities in Warwick (UK) and Tuttlingen (Germany). We confirmed plans for a major upgrade to our Advanced Wound Management manufacturing capacity. Building on our long heritage in Hull (UK), we announced updated plans for a new facility in nearby Melton, focused on manufacturing intermediates, the key components of wound care products. This major investment will start operations in 2027 and will significantly contribute to our sustainability goals. Our new S+N Operating System has established standard systems, processes and programmes to deliver improved manufacturing and quality throughout our global network. The application of LEAN principles has improved the capability of our equipment and processes, while providing greater agility and responsiveness to meet demand requirements. The ongoing deployment of digital has allowed real-time performance reporting and is improving material flow, reducing scrap and driving cost efficiency. We are also upgrading our Enterprise Resource Planning (ERP) software system that will standardise our business process and enhance our end-to-end connectivity. The Quality & Regulatory Affairs teams directly support expansion of our global portfolio through the registration of new products and existing products in new markets. The European Union Medical Device Regulation (EU MDR) is a significant regulatory change whereby medical devices carrying a CE mark, confirming conformity with relevant requirements, now face greater scrutiny than ever before to ensure they are effective and safe. We have made good progress with our respective submissions and have officially closed our internal project with all files submitted to the notified bodies, and 95% of respective product lines have received EU MDR certification. The Regulation allows devices certified under previous legislation (Medical Device Directive) to continue to be placed on the market in Europe until 31 December 2027 or 31 December 2028, dependent on risk classification. We closely monitor proposed changes in the regulatory landscape, including, in the EU, the world’s first comprehensive AI law, with compliance for certain AI devices (software or integrated software) required by August 2027. Other significant regulatory landscape changes include changes in UK medical device legislation and UKCA (UK Conformity Assessed) marking. These changes allow CE-marked devices to be placed on the market in Great Britain until June 2030. Additionally, we are closely monitoring international regulatory trends that include an increased focus on cybersecurity in medical technology. Smith+Nephew participates in industry-wide partnerships that address supply chain risk evaluation and mitigation, including MedTech Europe, AdvaMed and regional industry trade associations in geographies where we have a market presence. We follow responsible codes of conduct for sales interactions, including the AdvaMed Code of Ethics on Interactions with Healthcare Professionals in the US and the MedTech Europe Code of Ethical Business Practice. We continue to seek ways to drive efficiencies, and in recent years have moved some work to offshore teams, improving our cost base whilst maintaining an excellent compliance record. Smith+Nephew Annual Report 2024 35 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

02Putting our customers first Our customers are healthcare professionals. They range from orthopaedic surgeons to wound care nurses, general practitioners and other clinicians, but increasingly also economic stakeholders such as purchasing professionals in hospitals and healthcare insurers. Life Unlimited Together we are 36 Smith+Nephew Annual Report 2024

Smith+Nephew serves its customers through three global business units: Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management. Through this model we ensure that we have subject and market experts leading specialist teams dedicated to serving the specific requirements of our customers. Our business units are responsible for their commercial strategy, determining which products we take to market. They work closely with R&D to ensure that we are developing products that address unmet needs, and with Global Operations to ensure we have appropriate product availability to meet customer needs. We are dedicated to serving the specific requirements of our customers Our sales force Our sales representatives support our customers through their technical knowledge. Depending on their area of specialism, representatives in our surgical businesses not only know the products that they sell and the surgical instruments used to implant them, but are also expected to have an understanding of the various surgical techniques a customer might use. Once a sales representative is trained and certified, they typically spend the majority of their time working directly with and supporting customers in the safe and effective use of our advanced medical technologies, or identifying and contacting new customers. In Advanced Wound Management, sales representatives develop their knowledge of how clinicians seek to prevent and treat wounds, as well as understand the economic benefits of using our products within treatment protocols. We pride ourselves on giving customers a high standard of service and invest in developing our sales and marketing organisation. Our Global Commercial Training and Education team delivers a consistent content and curriculum-based approach, coupled with commercial training specialisation in key markets. A strong portfolio Like many other medical device companies, Smith+Nephew is a global portfolio business. This brings a range of benefits in how we serve our customers. It gives a level of scale, which covers costs and enables us to engage with customers in a cross-business way. The portfolio also gives stability. There are natural product cycles in each area of MedTech, and diversification helps smooth our progress across those cycles. It also supports capital allocation, enabling us to invest in opportunities in particular categories in a way that would be more financially challenging as standalone businesses. At the same time, operating in our global business unit structure means each area also has the focus, the accountability and the ability to move at pace, that comes with dedicated leadership and clear lines of responsibility. Smith+Nephew Annual Report 2024 37 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Putting our customers first continued As orthopaedic and sports medicine procedures shift from the hospital to ASC outpatient settings, Smith+Nephew is uniquely positioned to meet the evolving needs of our customers. Meeting changing customer needs – Ambulatory Surgery Centres (ASCs) Many countries are shifting towards more decentralised care, with an increasing number of procedures being performed in outpatient settings, such as ASCs in the US. This trend has been particularly prominent in Sports Medicine, and a growing number of orthopaedic joint replacement procedures are now being carried out in these settings, resulting in cost and time efficiencies for healthcare providers. At Smith+Nephew, we go beyond the product to deliver a comprehensive offering for ASCs. We are uniquely positioned to meet the needs of the market, with procedural solutions spanning sports medicine, hip and knee reconstruction, robotics, trauma, extremities and post-surgical wound care. Under the 12-Point Plan, we have developed a coordinated approach overseen by a dedicated strategic sales team targeting ASCs. Our ASC Partnerships Programme features access to a robust product portfolio, industry partnerships to help customers build, expand and optimise their facility, and training programmes tailored for the unique needs of the ASC. Our flexible and efficient robotics-assisted CORI◊ Surgical System, innovative procedural solutions, and strategic partnerships such as HOPCo and JointVue allow our customers to unlock value in the ASC. The partnership with HOPCo provides a comprehensive technology platform that encompasses all musculoskeletal procedures performed in the ASC segment. The AI-powered myrecovery® platform enhances the clinical experience by utilising patient engagement tools such as remote care management, real-time communications and remote therapeutic monitoring, while providing critical20 quality outcome metrics through proprietary activity-tracking technology, functional outcomes reporting, patient-reported outcomes and longitudinal data integration across a patient’s care journey. HOPCo’s Vitals® platform provides tools, analytics and dashboards to help our customers deliver better, more efficient and coordinated care while also meeting value-based care requirements aiming to reduce cost. We continue to grow our presence in this expanding segment, building on our strong position in Sports Medicine. The pace of cross-business unit deals has more than trebled since 2022, and the total number of deals closed in 2024 was ahead of our target. 38 Smith+Nephew Annual Report 2024

Driving procedural innovation Orthopaedics Our Orthopaedics business unit offers a leading portfolio of hip and knee implants, robotics and digital enabling technologies driving procedural innovation and a strengthened Trauma & Extremities portfolio. Smith+Nephew’s Orthopaedics vision is to improve mobility and outcomes, with unique and differentiated technologies that allow patients to live a Life Unlimited. Our innovative implants are designed to mimic natural movement and are manufactured using materials with a track record of longevity and performance. The addition of our CORI◊ Surgical System robotics platform delivers accuracy, performance and efficiency to the surgical procedure. We are well positioned as the supplier of choice for surgeons across the globe. Orthopaedics includes an innovative range of hip, knee and shoulder implants used to replace diseased, damaged or worn joints, robotics-assisted enabling technologies that improve accuracy and facilitate precision during the surgical procedure, and trauma products used to stabilise fractures and correct bone deformities. In Orthopaedic Joint Reconstruction, which includes our Hip and Knee Implants and Other Reconstruction segments, we have a broad, clinically proven and differentiated portfolio that allows us to compete effectively across a market worth around $16.8 billion annually. This portfolio includes our proprietary OXINIUM◊ Technology and our CORI◊ Surgical System, which is strongly positioned to take advantage of the trends towards robotics-assisted surgery and outpatient joint replacement seen across the segment. The Trauma & Extremities market is worth over $14.6 billion annually, and we are well positioned to compete effectively in this segment. The simplicity and efficiency of our complete EVOS◊ Plating System gives us an advantage in the largest segment in Trauma, and our TRIGEN◊ INTERTAN◊ Intertrochanteric Nail is backed by the clinical and economic data to position it as the standard of care for hip fracture,1,2 the second-largest segment. In Extremities, we launched our next-generation shoulder implant, the AETOS◊ Shoulder System, in 2024. Strategy Our Orthopaedics business unit has an innovative portfolio that allows us to compete in joint reconstruction, robotics-enabled procedures and Trauma & Extremities markets. Our areas of focus include advancing innovative surgical solutions and optimising the use of working capital. Our initiatives are designed to drive growth across the Orthopaedic business unit. In joint reconstruction and robotics, we aim to accelerate growth by focusing on robotically enabled knee and hip procedures using the CORI◊ Surgical System. Additionally, we will continue to leverage the unique material properties of our OXINIUM◊ Technology across the knee and hip platform. For Trauma & Extremities, Smith+Nephew expects to globally scale the EVOS◊ Plating System portfolio to compete more broadly in Trauma centres. Following the launch of our AETOS◊ Total Shoulder System, we expect to expand our footprint in the shoulder replacement market. Integrated solutions for fracture fixation EVOS◊ Plating System The EVOS◊ Plating System, an evolutionary approach to simplifying and unifying into one plating system, offers surgeons the simplicity of one comprehensive plating system that addresses all of their small-, mini- and large- fragment surgical needs. “Through the 12-Point Plan, we strengthened our Orthopaedics commercial delivery model to enhance our ability to better serve our customers and accelerate growth in our core global markets.” Craig Gaffin President Global Orthopaedics »For a full list of references see pages 285–288 Smith+Nephew Annual Report 2024 39 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Putting our customers first continued

Orthopaedics continued

Performance

	2024 Revenue	2023 Revenue	2022 Revenue	2024 Reported growth	2023 Reported growth	2022 Reported growth	2024 Underlying growth[1]	2023 Underlying growth[1]	2022 Underlying growth[1]
Orthopaedics	$2,305m	$2,214m	$2,113m	4.1%	4.8%	(2.0%)	4.6%	5.7%	1.9%
Knee Implants	$947m	$940m	$899m	0.7%	4.7%	2.5%	1.3%	5.5%	6.8%
Hip Implants	$619m	$599m	$584m	3.2%	2.5%	(4.4%)	4.0%	3.8%	(0.2%)
Other Reconstruction	$131m	$111m	$87m	18.2%	27.8%	(5.6%)	18.5%	28.0%	(1.8%)
Trauma & Extremities	$608m	$564m	$543m	7.9%	3.7%	(5.7%)	8.1%	4.4%	(2.6%)

	2024	2023	2022	2024 Reported growth	2023 Reported growth
Segment trading profit[2]	$265m	$251m	$383m	5.5%	(34.4%)

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271.

2 In 2024, the Group changed the segment trading profit measure presented to the ExCo by allocating directly attributable corporate costs to business units. Accordingly, 2023 operating segment results have been restated for comparative purposes. Corporate costs for 2022 have not been restated on the basis that the cost and effort to develop such corresponding information would be excessive.

Global market share[a]

In our Orthopaedics business unit, we are one of four leading players, competing against US-based companies Stryker, Zimmer Biomet and DePuy Synthes.

Hip and Knee Implants

$16.8bn +5%

2023: $15.9bn +8%

- A Smith+Nephew 10%
- B Zimmer Biomet 31%
- C Stryker 25%
- D DePuy Synthes[b] 19%
- E Others 15%


E
A
B
C
D

Trauma & Extremities

$14.6bn +7%

2023: $13.6bn +7%

- A Smith+Nephew 4%
- B DePuy Synthes[b] 24%
- C Stryker 24%
- D Zimmer Biomet 11%
- E Others 37%


A
B
E
C
D

a Data used in 2023 and 2024 estimates generated by Smith+Nephew are based on publicly available sources and internal analysis and represent an indication of market shares and sizes.

b A division of Johnson & Johnson.

2024 performance

Orthopaedics full year 2024 revenue growth was 4.1% on a reported basis, including an FX headwind of -50bps. On an underlying[1] basis, revenue growth was 4.6%. The business unit finished the year strongly as we continued to make progress delivering against the 12-Point Plan priority to Fix Orthopaedics.

Knee and Hip Implants growth was driven by Other Established Markets and a significant improvement in the US over the course of the year. This reflected the operational progress in product supply and sharper commercial execution following the 12-Point Plan. Performance was held back by China, where we saw reduced end-customer demand in the second half of the year, resulting in orders from our distribution partners significantly slowing as they reduced stock levels in response. 2024 Knee Implants growth was driven by our JOURNEY II◊ Total Knee System and by our cementless and revision systems. Hip growth was led by our POLAR3◊ Total Hip Solution and R3◊ Acetabular System.

Other Reconstruction's double-digit growth in 2024, principally reflecting sales of our robotics-assisted CORI◊ Surgical System and consumables. We strengthened CORI◊ with a series of new features during 2024, and the installed base exceeded 1,000 systems at year end.

Progress was built upon our investment to build out the EVOS◊ Plating System. We also continued to roll out the launch of the AETOS◊ Shoulder System, entering a high-growth category.

Orthopaedics trading profit[1] was up 5.5% in 2024, with a 20bps increase in trading profit margin[1] to 11.5%. This represents a step in the right direction following a period of fundamental operational and commercial improvements in the business. We expect that these improvements will translate into better financial outcomes in 2025 and beyond. The recent trading performance of the Orthopaedics business has been considered as part of the financial outlook to ensure that our future performance estimates reflect our best estimate and have accordingly been reflected in the Orthopaedics impairment assessment.

2023 performance

Orthopaedics revenue increased 4.8% on a reported basis in 2023, including a 90bps headwind from foreign exchange. Underlying revenue growth[1] was 5.7%.

Knee and Hip Implants performance outside the US benefited from improved product supply and execution, which remained challenges in the US. Other Reconstruction grew strongly as we expanded CORI◊. Trauma & Extremities performed well in the US where we improved availability of EVOS◊.

2023 trading profit[1] declined -34.4% with a trading profit margin[1] of 11.3%, As noted above, the 2022 segment profit was not restated, and as a result of the allocation of corporate costs in 2023, the trading segment profit decreased by $147 million. Excluding this, the profitability of the segment improved by 3.9% in 2023, driven by operating leverage.

40

Smith+Nephew Annual Report 2024

Best-in-class just got better CATALYSTEM◊ Primary Hip System Building on the clinical success of our POLARSTEM◊ Hip System,11 the CATALYSTEM◊ System is designed to address the changing demands of primary hip surgery (including the growth of Ambulatory Surgery Centers (ASCs) and increased adoption of anterior approaches), introducing distinct implant innovation. Precise: Designed to address the global patient population,33 the CATALYSTEM◊ System provides uniform proximal loading*34 and a reduced distal stem geometry, minimising the risk of undersizing and distal potting, and is designed to help minimise the risk of calcar fractures.34–37 Confident: Achieve proven broach to implant reproducibility using proprietary ACCUBROACH◊ Technology, giving you the confidence of predictable stem seating.12,39 Efficient: A single modular tray, tailored to your approach, can provide efficiencies in facilitating more shelf space and reduced sterilisation costs.38 Key products by segment Reconstruction & Robotics Knee Implants In Knee Implants, Smith+Nephew’s specialised systems include leading products for total primary replacement and revision, as well as partial and patellofemoral joint resurfacing procedures, offering surgeons and patients the benefits of many proprietary technologies. These include a unique kinematic knee, the JOURNEY◊ II Total Knee Arthroplasty System, which features OXINIUM◊ Technology and has been shown to replicate normal knee shape, position and motion.*3,4, 47–49 Our LEGION◊ CONCELOC◊ Cementless Total Knee System uses innovative 3D-printed cementless technology to achieve biological fixation, bringing efficiency and versatility to the operating room (OR).5, 50 Hip Implants The Hip Implants portfolio is headlined by the POLAR3◊ Total Hip Solution which has among the lowest revision rates in total hip arthroplasty.*6–10 Our OR3O◊ Dual Mobility System is the first system to use the latest OXINIUM◊ DH Advanced Bearing Technology. Dual mobility hip implants are used in primary as well as revision procedures. In addition, we offer a full breadth of stems to address surgical needs, including the ANTHOLOGY◊ Hip System. For revisions, the REDAPT◊ Revision Hip System features CONCELOC◊ Technology. Further strengthening our Hip Implant portfolio, we launched the CATALYSTEM◊ Primary Hip System in 2024. Building on the clinical success of our POLARSTEM◊ Hip System,11 the CATALYSTEM◊ System is designed to address the changing demands of primary hip surgery. The CATALYSTEM◊ Primary Hip System optimises performance with patent-pending ACCUBROACH◊ Technology for reproducible12 implant seating in just one modular tray. It is the only cementless stem of its kind to feature OXINIUM◊ Technology bearing material. Other Reconstruction Our Other Reconstruction business includes the CORI◊ Surgical System, one of the most advanced and efficient***13 handheld robotics solutions. CORI◊ is a smaller,****14 portable solution capable of performing robotics-assisted knee and computer-guided hip surgery on a single platform. In robotics-assisted knee procedures, CORI◊ utilises handheld precision milling which allows surgeons to execute Total Knee Arthroplasty and Unicondylar Knee Arthroplasty procedures with reproducible accuracy.*****15–19 The proprietary smart mapping feature creates a 3D image of the patient’s anatomy in surgery, eliminating the time, costs and radiation exposure19 associated with pre-operative CT scans. In 2024, we launched the CORIOGRAPH◊ pre-operative planning and modelling service that delivers the unique surgical planning solution desired by some surgeons. The addition of pre-operative planning makes the CORI◊ Surgical System even more versatile and flexible than before. The proprietary software of CORI◊ 3.0 allows CORI◊ to utilise our proven image-free surface mapping and image-based planning solutions for the right indications. RI.HIP◊ NAVIGATION further expands indications on the CORI◊ Surgical System. When combined with Smith+Nephew Hip Implants, like the CATALYSTEM◊ Primary Hip System, POLAR3◊ Total Hip Solution and OR3O◊ Dual Mobility System, as well as complementary tools to assess spinopelvic mobility (RI.HIP◊ MODELER), RI.HIP◊ on CORI◊ delivers a comprehensive solution for navigated total hip arthroplasty. RI.HIP◊ NAVIGATION and RI.HIP◊ MODELER are designed to help maximise accuracy and reproducibility by delivering patient-specific component alignment.51 The CORI◊ Surgical System is currently the only solution indicated for robotics-enabled knee procedures across the full continuum of care – partial, total and revision knee arthroplasty. In addition, Personalised Planning guided by RI.INSIGHTS◊ enables surgeons to set the initial implant placement within the total knee arthroplasty procedure based on AI-guided reference values and the surgeon’s planning preferences for specific implants and patient-specific deformities. » For a full list of references see pages 285–288 Smith+Nephew Annual Report 2024 41 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Orthopaedics continued Putting our customers first continued Trauma & Extremities Smith+Nephew’s portfolio includes differentiated technology across the major categories of Plates and Screws, Intramedullary Nails, Hip Fracture, Limb Restoration, Extremities, and Shoulder Replacement. Leading products include the EVOS◊ Plating System, which includes a wide range of clinical indications from mini and small to large fragment and periprosthetic. Designed to offer surgeons an all-inclusive, expansive plating portfolio, EVOS◊ provides the simplicity of logically organised instrumentation with advanced implant solutions that meets the demands and expectations of Trauma surgeons. In 2025, we will further expand our EVOS◊ offering, with the introduction of EVOS◊ Pelvic and EVOS◊ Patella. The portfolio also includes the TRIGEN◊ INTERTAN◊ Hip Fracture System, which is backed by many years of strong clinical evidence2 and SMART TSF◊ , which increases the capabilities of the TAYLOR SPATIAL FRAME◊ External Fixator. In 2025 we will expand our TRIGEN◊ portfolio with the introduction of the TRIGEN◊ MAX Tibial Nailing System. In our Upper Extremities portfolio, the AETOS◊ Shoulder System, indicated for both anatomic and reverse total shoulder arthroplasty, is designed to restore patients’ range of motion21–24 and help minimise arthritic shoulder pain. It complements our market-leading sports medicine shoulder repair and biologics solutions. In our Lower Extremities portfolio, we expanded our offering with the launch of TOTAL ANKLE Patient-Matched Guides in 2024. TOTAL ANKLE Patient-Matched Guides help surgeons visualise outcomes through pre-operative planning and accurate, efficient instrumentation.25–32 We also launched the LEOS◊ Plating System and LEOS◊ Cannulated Screw System in 2024. These systems feature titanium fixation technology, simplified instrumentation and modularity designed to offer surgeons peace of mind across key foot procedures in day-to-day practice. Offering intra-operative convertibility, the meticulously crafted AETOS◊ Meta Stem is designed to provide metaphyseal fixation and stability with its inlay collar, cruciate fin design and porous coating.21 Move with mastery AETOS◊ Shoulder System Featuring a range of anatomic humeral heads and glenospheres, the AETOS◊ System facilitates total and reverse procedures using the same stem and the same anatomic neck resection. Anatomic total shoulder arthroplasty (TSA): Allows optimised head placement and size, with central placement of the humeral meta stem, eliminating the need for eccentric heads in restoring native anatomy.40 Reverse shoulder arthroplasty (RSA): Multiple baseplate options designed to allow implantation flexibility and the ability to preserve bone. Multiple glenosphere options are designed to accommodate patient anatomies and surgeon preferences,39 which may increase ranges of motion.21 TSA/RSA conversion: The AETOS◊ Meta Stem has an inlay design to simplify conversion from TSA to RSA, with fewer surgical steps and multiple humeral head and liner options to minimise over-tensioning. †21,41 » For a full list of references see pages 285–288 42 Smith+Nephew Annual Report 2024

Smith+Nephew’s Sports Medicine & ENT business unit leads with innovative procedural solutions to elevate the standard of care in Sports Medicine & ENT. With a comprehensive offering and differentiated technologies backed by clinical evidence, we help healthcare professionals get their patients back to a Life Unlimited. Sports Medicine & ENT operates in growing markets where unmet clinical needs provide opportunities for procedural and technological innovation. Smith+Nephew holds a leadership position in the $6.1 billion annual global sports medicine market, which spans a broad patient population, including athletes. Adults of all ages are more active than ever before, and whenever they seek treatment for an injury or a degenerative condition, they expect a fast recovery and rapid return to activity. The surgeons who serve these patients want to treat them as efficiently and as minimally invasively as possible while ensuring the best possible outcomes. We have a rich history of product development, and our technologies, instruments and implants enable surgeons to perform minimally invasive surgery, treating soft tissue injuries and degenerative conditions of the shoulder, knee, hip and small joints. ENT is also an attractive and growing market segment, offering the opportunity to address unmet needs with differentiated procedural solutions. The positive momentum is driven by emerging therapies, changes in the point of care, mainly to the office setting and increasing global access for ENT procedures. We offer a portfolio of technologies focused on the unmet needs of some of the most common procedures general and paediatric ENT surgeons perform today. These include tonsillectomies, epistaxis (severe nose bleeds) and tympanostomies (insertion of ear tubes). Leading with innovative procedural solutions Sports Medicine & ENT Strategy We have a strong Sports Medicine & ENT business and are well positioned for long-term leadership and delivering our vision of advancing standards of care. Our business unit is driven by the three strategic priorities – innovation, market development and commercial execution. Our Sports Medicine & ENT business is founded on procedural innovation, with differentiated technologies that shape clinical outcomes across the globe. Our portfolio continues to demonstrate strong growth across key segments, and we have an innovative pipeline in development. In line with our vision, our emphasis on market development will help shift standards of care to technologies and procedures that deliver on the promise of a Life Unlimited. We are committed to investments in key areas such as clinical evidence, medical education and surgeon training for continued market development around key procedures. Our commercial initiatives reflect balanced selling across segments and regions, aligned priorities and a customer-centric, winning mentality. INTELLIO◊ 4K CONTROLLER We are driven to design products that enable better outcomes and improved quality of care. We work with customers to ensure that their arthroscopy suite is complete, robust and ready to perform – providing and supporting comprehensive technologies for visualisation, fluid management, tissue resection (COBLATION◊) and patient positioning. Our INTELLIO◊ Connected Tower Solution provides Sports Medicine surgeons with a complete suite of enabling technologies in the operating room. It uses a centralised app to wirelessly connect and control the major components of an arthroscopy surgical tower from outside the sterile field, helping to streamline procedure support. “2024 saw us deliver very strong growth in Sports Medicine across our Established Markets. We look forward to continuing this momentum into 2025.” Scott Schaffner President Sports Medicine » For a full list of references see pages 285–288 Arthroscopy solutions for the Operating Room Smith+Nephew Annual Report 2024 43 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Putting our customers first continued

Sports Medicine & ENT continued

Performance

	2024 Revenue	2023 Revenue	2022 Revenue	2024 Reported growth	2023 Reported growth	2022 Reported growth	2024 Underlying growth[1]	2023 Underlying growth[1]	2022 Underlying growth[1]
Sports Medicine & ENT	$1,824m	$1,729m	$1,590m	5.5%	8.8%	1.9%	6.2%	10.0%	6.7%
Sports Medicine Joint Repair	$982m	$945m	$870m	4.0%	8.7%	3.6%	4.8%	9.9%	8.7%
Arthroscopic Enabling Technologies	$632m	$588m	$567m	7.4%	3.7%	(3.8%)	8.2%	4.7%	0.9%
ENT	$210m	$196m	$153m	6.9%	28.1%	17.1%	7.3%	29.8%	20.4%

	2024	2023	2022	2024 Reported growth	2023 Reported growth
Segment trading profit[2]	$437m	$394m	$472m	11.0%	(16.6%)

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271.
2 In 2024, the Group changed the segment trading profit measure presented to the ExCo by allocating directly attributable corporate costs to business units. Accordingly, 2023 operating segment results have been restated for comparative purposes. Corporate costs for 2022 have not been restated on the basis that the cost and effort to develop such corresponding information would be excessive.

Global market share[a]

In Sports Medicine, Smith+Nephew holds a leading position behind Arthrex and also competes against Stryker and DePuy Mitek.

Sports Medicine

$6.1bn +5%

2023: $5.8bn +7%

A	Smith+Nephew	28%
B	Arthrex	34%
C	Stryker	13%
D	DePuy Mitek[b]	9%
E	Others	16%


A
B
C
D
E

a Data used in 2023 and 2024 estimates generated by Smith+Nephew are based on publicly available sources and internal analysis and represents an indication of market shares and sizes.
b A division of Johnson & Johnson.

>> For a full list of references see pages 285–288

2024 performance

Sports Medicine & ENT full year 2024 revenue growth was 5.5% on a reported basis, including an FX headwind of -70bps. On an underlying[1] basis, revenue growth was 6.2%.

Excluding China, Sports Medicine & ENT grew 9.3% on a reported basis, including FX headwind of -70bps, and 10.0% on an underlying[1] basis. Here the sector faced a headwind from the Volume Based Procurement (VBP) programme, which commenced in May 2024.

Sports Medicine Joint Repair full year growth reflected the VBP headwind from China. Outside of China, Sports Medicine Joint Repair had another strong year driven by our knee repair portfolio and REGENETEN◊ Bioinductive Implant. Excluding China, Sports Medicine Joint Repair growth was 10.6% on a reported basis and 11.3% on an underlying[a] basis.

Arthroscopic Enabling Technologies performance was significantly ahead of the prior year, driven by our arthroscopic tower and COBLATION◊ technologies. We expect China to implement a VBP process on mechanical resection blades and COBLATION wands in the second half of 2025, which will be a headwind to growth in this segment in 2025 and into 2026.

ENT delivered a solid year of growth reflecting strong tonsil and adenoid procedure volumes.

Sports Medicine & ENT trading profit[1] was up 11.0% in 2024, with a 120bps increase in trading profit margin[1] to 24.0%, driven by operating leverage and productivity improvements.

2023 performance

Sports Medicine & ENT delivered 2023 revenue growth on a reported basis of 8.8% including a 120bps headwind from foreign exchange. Underlying growth[1] was 10.0%. Performance was impacted as distributors reduced inventory in anticipation of Volume Based Procurement in China.

Sports Medicine Joint Repair delivered a strong performance, in line with previous years, led by the REGENETEN◊ Bioinductive Implant. Arthroscopic Enabling Technologies improved year-on-year as we benefited from improved supply. ENT grew strongly, led by our tonsil and adenoid business.

2023 trading profit[1] declined -16.6%, and the trading profit margin[1] was 22.8%. As noted above, the 2022 segment profit was not restated, and as a result of the allocation of corporate costs in 2023, the trading segment profit decreased by $109 million. Excluding this, the profitability of the segment improved by 6.6% in 2023, driven by operating leverage and productivity improvements.

44

Smith+Nephew Annual Report 2024

Advanced Healing Solutions At Smith+Nephew, we are redefining healing potential with our portfolio of innovative products and materials. The REGENETEN◊ Implant supports the body’s natural healing response to promote the growth of tendon-like tissue and change the course of tear progression.**1,2,13-15,61 Made from highly purified type I collagen fibres organised in a porous and oriented scaffold,72 it creates an environment that is conducive to healing.1,13,61 When used in rotator cuff repair, the results of a new randomised controlled trial showed that the addition of our REGENETEN◊ Implant delivered a significant reduction in rotator cuff re-tear rates at 12 months.18 In addition, the unique open-architecture design of HEALICOIL◊ anchors reduces the amount of implanted material in the shoulder from that of solid-core anchors and may provide a biologic healing advantage.23,62 Our REGENESORB◊ material is designed to provide a jump-start in bone healing and formation by full absorption and bone replacement in 24 months.*24,26 Key products by segment Sports Medicine Joint Repair Our Sports Medicine Joint Repair business offers innovative procedural solutions for repairing soft tissue injuries including systems of specialised implants and instruments to facilitate arthroscopic procedures across sports medicine for knees, shoulders, hips and small joints. For shoulder repair, we develop products for rotator cuff repair (RCR) and instability repair to help address pain and restore function. Advanced Healing Solutions for RCR include the innovative REGENETEN◊ Implant. With at least 14 published clinical studies including more than 700 patients,1–12,16,17 the REGENETEN◊ Implant has been shown to change the course of tear progression in studies,1,13–15 aid return to normal activity3,8,16,17 and reduce re-tears versus conventional surgery.18 The HEALICOIL◊ platform of shoulder anchors features an open architecture designed to facilitate healing and is available in our REGENESORB◊ material, which can be shown to be absorbed and replaced by bone within 24 months.*24–26 In 2024 we expanded our HEALICOIL◊ platform with the introduction of HEALICOIL◊ with MINITAPE◊ Suture Anchor. MINITAPE◊ Suture Tape has a low profile27 and coreless design, which has been shown to provide a lower and more evenly distributed level of pressure.**28 We further strengthened our shoulder portfolio by building on our Q-FIX◊ Suture Anchor offering with the introduction of the Q-FIX◊ KNOTLESS Suture Anchor and the Q-FIX◊ with MINITAPE◊ Suture Anchor. Designed for procedures such as RCR, where anatomic space is limited, the Q-FIX◊ All-Suture Anchor provides the benefits of a small, soft anchor with the fixation characteristics of traditional anchor designs.19,20,33 This radially expanding anchor offers compact size, high fixation strength,**29 – 33 low displacement**29 – 33 and consistent deployment.34–36 Additionally, the Q-FIX◊ KNOTLESS All-Suture Anchor is designed for controlled tensioning post deployment.27 Its suture lock feature allows for best-in-class soft tissue security***68 and it offers streamlined suture shuttling.68 In knee repair, arthroscopic repair techniques have become more prevalent and widely recognised for the treatment of meniscal tears in recent years.21,22,37 Our All Tears, All Repairs Meniscal Repair portfolio provides surgeons with unsurpassed options and possibilities for meniscal repair. In 2024, we celebrated 30 years of saving the meniscus and advancing the standard of care towards meniscal repair. The CARTIHEAL◊ AGILI-C◊ Cartilage Repair Implant, is a novel Sports Medicine technology for cartilage regeneration in the knee. CARTIHEAL◊ AGILI-C◊ is a porous, biocompatible and resorbable65,66,69 scaffold which repairs regeneration of the articular cartilage and restoration of its underlying subchondral bone.63–65 We also offer a comprehensive ligament portfolio of high-quality products and thoughtful techniques to address the full spectrum of ligament pathologies and concomitant injuries. Building upon our trusted legacy of data-driven solutions, we continue to innovate in this space, and in 2024, we launched new indications for the REGENTEN◊ Bioinductive Implant. Our hip preservation portfolio contains a comprehensive offering of technologies and techniques, establishing Smith+Nephew as a leader and innovator in the hip repair segment. The CAP-FIX◊ Capsular Management Family addresses all capsular management needs, from open to close. We are committed to redefining healing potential in gluteus medius repairs, with the use of the REGENETEN◊ Implant.***** In line with our shoulder repair offering, we also launched the Q-FIX◊ KNOTLESS Suture Anchor for hip repair. » For a full list of references see pages 285–288 Smith+Nephew Annual Report 2024 45 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Cartilage Repair Implant pressure injury development CARTIHEAL◊ AGILI-C◊ CARTIHEAL◊ AGILI-C◊ Cartilage Repair Implant is an off-the-shelf solution with a single-stage procedure for knee cartilage and osteochondral defect repair,63 comprising of a proprietary implant biomaterial that is porous, biocompatible and biodegradable.64–66 Shown to deliver clinically meaningful improvements in pain, function and quality of life, ††††63,76 the CARTIHEAL◊ AGILI-C◊ Implant is the only device of its kind approved for the treatment of knee cartilage and osteochondral defects in patients with or without mild to moderate osteoarthritis (KL 0-3).67 Effective: Twice the pain reduction.†††††63,76 Versatile: Treat small and large lesions, with or without the presence of osteoarthritis.67 Convenient: Implanted using a single, simple surgical procedure, with no need for donor matching or cell harvesting. In 2024 we launched new procedure solutions in foot and ankle soft tissue repair with the introduction of ULTRABRACE◊ and ULTRABRIDGE◊ Procedural Kits for ankle instability and Achilles reconstruction respectively. As a core technology in our ULTRABRACE◊ Adjustable Ankle Instability Technique, and a step forward in ankle instability repair, we introduced Q-FIX◊ with Needles in 2024. Q-FIX◊ with Needles features integrated needles for open procedures, which combine with the system’s deployment consistency†39,40 and strength.†39,40,41 Our core platform technology is designed specifically for the foot and ankle surgeon and provides a significant opportunity for growth. In addition, with the REGENETEN◊ Implant, we offer an innovative biologic solution that can be used to augment insertional or midsubstance Achilles repair.***** Arthroscopic Enabling Technologies In Arthroscopic Enabling Technologies, our products facilitate arthroscopic surgical procedures, providing a strong foundation of platforms and associated consumables required to perform arthroscopic surgery, including visualisation, fluid management, COBLATION◊ and mechanical resection. The INTELLIO◊ Connected Tower Solution unites high-definition imaging solutions, energy-based and mechanical resection platforms, fluid management and access technologies. We launched the INTELLIO◊ Tablet in 2024, a durable medical-grade tablet incorporating our proprietary software,42–45 for use in conjunction with the INTELLIO◊ Connected Tower. From one centralised location, operating room staff have the ability to remotely control and adjust the INTELLIO◊ 4K Surgical Imaging System, the DYONICS◊ POWER II Control System, the WEREWOLF◊ COBLATION◊ System and the DOUBLEFLO◊ Inflow/ Outflow Pump. The LENS◊ 4K Surgical Imaging System uses 4K ultra high definition (UHD) image quality and network connectivity in a three-in-one console for multi-speciality environments. Our WEREWOLF◊ Controller enables surgeons to remove soft tissue precisely††38,45 in a variety of arthroscopic procedures. With COBLATION◊ use in chondroplasty of the knee, patients experienced significantly less bleeding post-operatively. †††47 In mechanical resection, we launched the PLATINUM Handpiece in 2024. Building on the performance of our existing technology, the PLATINUM Handpiece is designed ergonomically with surgeon comfort in mind; accommodating a range of grip styles. Facilitating the removal of dense bone and tissue in large joints, it features improved torque between the working range of 4,000-10,000 RPM, when compared to the DYONICS◊ POWERMAX◊ ELITE Shaver System.48 Ear, Nose and Throat (ENT) In ENT, our COBLATION◊ Plasma Technology, which has been used to remove tonsils and adenoids for over 20 years,49–50 has an ability to remove tissue at low temperatures with minimal damage to surrounding tissue.51–55 Evidence shows that COBLATION◊ Intracapsular Tonsillectomy (CIT) procedures offer less pain, quicker recovery and a decreased risk of post-operative bleeding with similar outcomes to total tonsillectomies.56 Smith+Nephew offers a full portfolio of COBLATION◊ Wands for CIT procedures. The ARIS◊ COBLATION◊ Turbinate Reduction Wand utilises Smith+Nephew’s advanced COBLATION◊ Plasma Technology to provide a minimally invasive way to reduce hypertrophic turbinates. It provides targeted hemostasis with built-in bipolar coagulation function.57 Our Tula◊ System provides an in-office alternative to traditional tympanostomy using a local anaesthesia system and an automated, one-click tube delivery device.58,59 As part of our comprehensive portfolio of epistaxis (nosebleed) solutions, RAPID RHINO◊ Epistaxis Products are inflatable tamponades which are easy to insert and remove,60,70,71 with an ultra-low profile and self-lubricating hydrocolloid fabric. In addition, we market a range of dissolvable and removable post-operative nasal dressings. Sports Medicine & ENT continued Putting our customers first continued » For a full list of references see pages 285–288 46 Smith+Nephew Annual Report 2024

Smith+Nephew’s Advanced Wound Management vision remains consistent, to ‘Shape What’s Possible in Wound Care’. Through our extensive portfolio, designed to meet broad and complex clinical needs, we help healthcare professionals solve the challenges of preventing and healing wounds. The global wound care market is worth around $12.5 billion per annum. Long-term growth continues to be driven by the needs of an ageing population and an increasing prevalence of obesity, diabetes and vascular disease. These conditions are key drivers of wound prevalence and contribute to the pressure on healthcare spending. Healthcare systems need to do more with less, such as enabling patients to be treated faster, with fewer resources, or moving them from acute to homecare settings. The prevention of wounds is also an important focus, with healthcare systems increasingly working proactively to avoid wounds such as pressure injuries and surgical site complications. In Advanced Wound Management, we seek to help healthcare systems through innovation in products and services, to prevent wounds or deliver accelerated healing. We do this across our three segments of Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Strategy Our vision of Shaping What’s Possible in Wound Care is delivered through product innovation with strong clinical evidence that enables protocol compliance to ensure optimal patient outcomes. Innovation includes new product development, line extensions, and acquisitions for both clinicians and patients. To drive ever-improving commercial execution, we seek to inspire, engage and align on our global strategy across all regions and functions as efficiently as possible. Through these strategic priorities we are driving performance and supporting delivery of Smith+Nephew’s global Strategy for Growth to Strengthen, Accelerate and Transform. Shaping what’s possible in wound care Advanced Wound Management Cost-effective and improved outcomes PICO◊ PICO◊ Single Use Negative Pressure Wound Therapy System (sNPWT) is cost-effective and improves outcomes compared with standard care to help prevent surgical site complications in patients with surgically closed incisions. A systematic literature review and meta-analysis of 19 studies involving 4,530 patients showed a 63% reduction in the odds of developing surgical site infections with the prophylactic use of PICO◊ sNPWT compared with standard care.58 “2024 was a good year driven by growth across all segments. With our customer and patient focused portfolio we are dedicated to improve patient outcomes and are well positioned for a strong 2025.” Rohit Kashyap President Advanced Wound Management & Global Commercial Operations » For a full list of references see pages 285–288 Smith+Nephew Annual Report 2024 47 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Putting our customers first continued

Advanced Wound Management continued

Performance

	2024 Revenue	2023 Revenue	2022 Revenue	2024 Reported growth	2023 Reported growth	2022 Reported growth	2024 Underlying growth[1]	2023 Underlying growth[1]	2022 Underlying growth[1]
Advanced Wound Management	$1,681m	$1,606m	$1,512m	4.7%	6.2%	1.1%	5.1%	6.4%	6.4%
Advanced Wound Care	$735m	$725m	$712m	1.4%	1.8%	(2.6%)	2.0%	2.1%	5.2%
Advanced Wound Bioactives	$581m	$553m	$520m	5.1%	6.3%	4.9%	5.1%	6.2%	5.4%
Advanced Wound Devices	$365m	$328m	$280m	11.5%	17.0%	4.3%	12.2%	17.6%	11.6%

	2024	2023	2022	2024 Reported growth	2023 Reported growth
Segment trading profit[2]	$399m	$372m	$436m	7.3%	(14.7%)

1 These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271.
2 In 2024, the Group changed the segment trading profit measure presented to the ExCo by allocating directly attributable corporate costs to business units. Accordingly, 2023 operating segment results have been restated for comparative purposes. Corporate costs for 2022 have not been restated on the basis that the cost and effort to develop such corresponding information would be excessive.

Global market share[a,c]

We operate in all three categories in wound care, and have the second largest business globally in terms of revenue. In the Advanced Wound Care segment we compete in dressings with Mölnlycke (Sweden), Coloplast (Denmark) and ConvaTec (UK). In Advanced Wound Bioactives we have leadership positions in a number of our respective categories and we have the only US Food and Drug Administration (FDA) approved enzymatic debrider. In Advanced Wound Devices, we are the primary challenger to Negative Pressure Wound Therapy incumbent Solventum.

Advanced Wound Management

$12.5bn +6%

2023: $11.4bn +5%

A	Smith+Nephew	14%
B	Solventum[b]	15%
C	Mölnlycke	10%
D	ConvaTec	6%
E	Others	55%


A
B
C
D
E

a Data used in 2023, and 2024 estimates generated by Smith+Nephew are based on publicly available sources and internal analysis and represent an indication of market shares and sizes.
b Formerly part of 3M.
c Market data excludes the estimated $5 billion Cellular and Tissue Products (CTP) market which includes part of the physician office and similarly reimbursed other sites of care that is at risk from the implementation of Local Coverage Determinations (LCDs) issued by the Medicare Administrative Contractors (MACs) in 2024.

2024 performance

Advanced Wound Management full year 2024 revenue growth was 4.7% on a reported basis, including an FX headwind of 40bps. On an underlying[1] basis, revenue growth was 5.1%.

Advanced Wound Care growth was driven by good performances in foam dressings and infection management categories.

In Advanced Wound Bioactives, SANTYL◊ delivered growth for the full year, although we continued to see quarter-to-quarter variability, a long-term feature of this product. We delivered double-digit growth from our skin substitutes business following the launch of GRAFIX PLUS◊.

Advanced Wound Devices delivered strong revenue growth across the year. This was driven by both our traditional RENASYS◊ Negative Pressure Wound Therapy System and our single-use PICO◊ Negative Pressure Wound Therapy System, as well as from our LEAF◊ Patient Monitoring System as we continued to expand the market in pressure injury prevention.

Advanced Wound Management trading profit[1] was up 7.3% in 2024, with a 50bps increase in trading profit margin[1] to 23.7%, driven by operating leverage and productivity improvements.

» For a full list of references see pages 285–288

2023 performance

In 2023, Advanced Wound Management delivered revenue growth on a reported basis of 6.2%, including a 20bps headwind from foreign exchange. Underlying growth[1] was 6.4%.

Within this, Advanced Wound Care's performance included growth from our major categories of foams, films and infection management. Advanced Wound Bioactives' performance was driven by strong growth from SANTYL◊. Advanced Wound Devices was driven by both our traditional RENASYS◊ Negative Pressure Wound Therapy System and our single-use PICO◊ Negative Pressure Wound Therapy System.

2023 trading profit[1] declined -14.7%, and the trading profit margin[1] was 23.2%. As noted above, the 2022 segment profit was not restated, and as a result of the allocation of corporate costs in 2023, the trading segment profit decreased by $100 million. Excluding this, the profitability of the segment improved by 8.3% in 2023, driven by operating leverage and productivity improvements.

48

Smith+Nephew Annual Report 2024

DURAMAX◊ S DURAMAX◊ S Silicone Superabsorbent Dressing for highly exuding wounds. Key products by segment Advanced Wound Care Smith+Nephew started as a wound care company, and through our Advanced Wound Care business we have grown to be a leader in the segment. Today our portfolio includes products that are designed to manage exudate and infection, protect the skin and help prevent pressure injuries. ALLEVYN◊ Wound Dressings are a trusted leader when it comes to providing an optimal environment for healing. Our dressings provide the essentials customers expect from a foam dressing such as proven performance to absorb, protect and be gentle on the skin as well as much more.3–7 The ‘much more’ comes with ALLEVYN◊’s extensive range of shapes and sizes as well as its unique technologies. ALLEVYN◊ LIFE Foam Dressing, for example, has ExuLOCK and ExuMASK technologies. ExuLOCK hyper-absorbent lock-away technology absorbs exudate and spreads it laterally across the dressing to utilise the entire dressing area while locking it in to help prevent leakage and to help control malodour.8–9 ExuMASK change indicator technology minimises the visual impact of absorbed exudate and works as an indicator to know when to change the dressing, which helps minimise clinically unnecessary changes.10–14 The effectiveness of the ALLEVYN◊ Dressing range has been demonstrated across over 138 publications in 19 countries on over 12,000 patients and volunteers.15 We also offer DURAMAX◊ S Silicone Superabsorbent Dressing for highly exuding wounds. Superabsorbers are one of the fastest-growing categories of dressings in Europe.16 Our infection management range, designed to help reduce the signs and symptoms of infection, includes ACTICOAT◊ Antimicrobial Barrier Dressings, DURAFIBER◊ Ag Absorbent Gelling Silver Fibrous Dressings, ALLEVYN◊ Ag Antimicrobial Foam Dressings, and our range of IODOSORB◊ Cadexomer Iodine products.17–27 Smith+Nephew advocates usage to support the principles of antimicrobial stewardship, helping to reduce the spread of antimicrobial resistance and protecting future patients. Our new ALLEVYN◊ Ag+ SURGICAL antimicrobial foam dressings were recently launched in the US, completing our foam portfolio and supporting growth in expanding market segments. Advanced Wound Bioactives Our Advanced Wound Bioactives portfolio provides a unique approach to debridement, dermal repair and tissue substitutes, with considerable evidence supporting their clinical application. Collagenase SANTYL◊ Ointment (250 units/ gram) is the only FDA-approved enzymatic debridement agent indicated for debriding both chronic dermal ulcers and severely burned areas that is available in the US and Canada, with a unique mechanism of action that facilitates removal of necrotic tissue and contributes to the formation of granulation tissue and subsequent epithelialisation of chronic wounds and severely burned areas. In our skin substitute product range, GRAFIX◊ Placental Membranes and STRAVIX◊ Umbilical Tissues retain the extracellular matrix, growth factors and native placental components to support wound closure.28,29 They are intended for application directly to acute and chronic wounds and as a surgical cover or barrier. In addition, we offer OASIS®** Matrix and OASIS MICRO products, which are naturally derived scaffolds of extracellular matrix, composed of porcine small intestinal submucosa and indicated for the management of a wide range of acute and chronic wounds, burns and surgical interventions.30 Advanced Wound Devices In Advanced Wound Devices, our portfolio helps improve healing outcomes in chronic wounds, reduce surgical site complications and facilitate preventative care for pressure injuries. Within the Negative Pressure Wound Therapy (NPWT) category, we offer single-use and traditional (cannister-based) solutions, offering customers a one-stop shop with great flexibility. Our PICO◊ range of single-use NPWT (sNPWT) systems, with their proprietary AIRLOCK◊ Technology layer, has demonstrated significant healing outcomes for chronic wounds31** and in the reduction of surgical site complications in closed incisions,32*** in a highly portable form that allows patients to continue with their daily activities.33,34 Our traditional RENASYS◊ NPWT Systems are easy-to-use platforms with a range of accessories to treat a wide variety of wounds and patients across all care settings.34,35 The RENASYS◊ portfolio’s newest innovation, RENASYS◊ EDGE, recently won the Red Dot Award for Design Concept 2024 in the Medical Devices and Technology Category. RENASYS◊ EDGE has been designed to be clinically easy to use,36 and with its self-test functionality, has been shown to deliver higher efficiency and utility.36–39 The VERSAJET◊ Hydrosurgery System uses a saline jet to facilitate precise debridement, helping to streamline and reduce debridement procedures.****40–50 » For a full list of references see pages 285–288 Smith+Nephew Annual Report 2024 49 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Putting our customers first continued

Advanced Wound Management continued

The future of pressure injury prevention

Hospital-acquired pressure injuries remain one of the most significant healthcare challenges globally[51] and cost an estimated 60,000 lives and $11 billion in the US each year.[55]



ALLEVYN° LIFE

ALLEVYN° LIFE Dressing with independent sliding layers.

Smith+Nephew's ALLEVYN° LIFE Dressings, LEAF° Patient Monitoring System and SECURA° skincare products are designed to improve healthcare practices and outcomes in pressure injury prevention.

ALLEVYN° LIFE Dressings have been shown to effectively absorb mechanical energy through a combination of layer-on-layer frictional sliding and material shear in a novel laboratory testing method.[50] With this distinct mode of action, ALLEVYN° LIFE Dressings protect the body from friction and shear to provide enhanced pressure injury prevention efficacy.[51*] The addition of ALLEVYN° LIFE Dressings to a pressure injury prevention protocol significantly reduces the odds of pressure injury development by 66%, compared with standard care alone.[56]


00000
LEAF° SENSOR

LEAF°

Patient Monitoring System

The LEAF° Patient Monitoring System uses a wearable sensor to monitor patient mobility and provide real-time turn status updates, which has been shown to reduce pressure injury risk by 94%.[57] Visual alerts in the patient room and at the nurses' station make it easy to see who needs to be turned and when.[58] The LEAF° System's Integrated Positioning Index™ is the first tool that measures the quality and effectiveness of patient turning, including patient turn frequency and turn angle.

Number of people in the US affected by pressure injuries annually.[53]

1–3 million

Average incremental cost of treating a pressure injury in the US.[54]

$21,767

Approximately 95% of all pressure injuries are preventable.[55]

95%

» For a full list of references see pages 285–288

50

Smith+Nephew Annual Report 2024

03Delivering Life Unlimited We support healthcare professionals to return their patients to health and mobility, helping them to perform at their fullest potential. Life Unlimited Together we are Smith+Nephew Annual Report 2024 51 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

The only thing that doesn’t hurt right now is my OXINIUM◊ Technology knee. That’s why this record belongs as much to Smith+Nephew as it does to me.” Fireman Rob Smith+Nephew patient Delivering Life Unlimited continued 52

His record-breaking stunt took place in Phoenix, Arizona, during the North American Hip and Knee Symposium (NAHKS). Despite the extreme heat (95ºF/35ºC), Rob shattered the mark needed, hitting 40 miles as he walked across the NAHKS stage to the applause of all those in attendance. As if setting this record wasn’t enough, Rob also took the time to hand-deliver 50 stuffed teddy bears to the Phoenix Children’s Hospital. Improved healing Improved lives Someone who embodies the power of Life Unlimited is Rob Verhelst, a motivational speaker, US firefighter and recipient of a Smith+Nephew JOURNEY◊ II UK Knee with OXINIUM◊ Technology. Fireman Rob, as he is known, uses his years of experience in the fire service, where he performed search and recovery after the September 11th attacks, to raise awareness for the mental health of first responders and inspire people to live their passion. Alongside speaking engagements, he competes in Ironman races wearing 50 pounds of firefighter gear and delivers toys to children in hospitals worldwide. Following his knee replacement, Rob was able to return to the frontline of the busiest firehouse in the City of Madison Fire Department. What’s more, he successfully set a world record for the ‘Farthest Distance Travelled Over 24 Hours Wearing Full Firefighter Gear.’ STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION 53

My injury was the lowest point of my career. But now I’m a new man; this is a top-level technology and I’m really happy that it was used on me.” Tom Aspinall Smith+Nephew patient Delivering Life Unlimited continued 54

Tom Aspinall feared, realistically, that he might never be able to compete at the highest level for UFC again. Nevertheless, he approached Dr Andy Williams, renowned orthopaedic surgeon for high-profile athletes, to discuss options for joint repair using Smith+Nephew technology and his prospects for a full recovery. Tom confesses he preferred not to ask too much about the surgery: “I’m a little bit squeamish so I didn’t want to know too many details!” However, he was reassured with the plan set forth by Dr Williams. Following a focused rehabilitation process with his newly repaired knee, Tom returned to the octagon one year later and, after winning his next three matches, was crowned UFC heavyweight champion in July 2024. I don’t have to worry about the quality of surgery relating to the quality of the equipment I use. I know I have everything on my side from Smith+Nephew.” Dr Williams Orthopaedic Surgeon Better recovery Better champions 55 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Delivering Life Unlimited continued I wanted to be able to change my own dressings. I didn’t want to wait for nurses to come, and that’s why shared wound care worked for me because it fits around my lifestyles and gives me freedom.” Yolanda Shared-care patient 56

» Case study references on page 288 Shared wound care encourages appropriate patients to take an active role in their ongoing wound healing.1 It has been estimated that shared-care practices alongside long-wear advanced foam dressings (such as ALLEVYN◊ LIFE Dressing) could release over 10% of nursing time per annum,2* which Henri, a nurse in the Netherlands, benefits from immensely. He says, “My patients and I create a wound care plan together. The indicator on ALLEVYN◊ LIFE helps them know when to change the dressing. They don’t have to wait for me and I can see more patients.”3 One such patient, Yolanda, is also positive about the treatment: “Shared wound care worked for me. I could stay in my own home with care that fitted around my lifestyle, and I felt confident changing the dressing. Shared wound care gave me my freedom.”3 The pursuit of better wound care is not just a professional obligation, it’s a moral imperative. Each statistic represents a patient enduring pain and uncertainty, making empathy, expertise and collaboration essential for healing.” Zena Moore Professor and Head of the School of Nursing & Midwifery at the Royal College of Surgeons in Ireland Stronger choices Stronger recovery STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION 57

04 At Smith+Nephew, our three pillars of Care, Collaboration and Courage are the foundations on which we build a robust, respectful and accountable culture. Life Unlimited Creating a culture to win Together we are 58 Smith+Nephew Annual Report 2024

At Smith+Nephew, we are committed to cultivating a high-performing, inclusive workplace where everyone is valued and respected, and feels a true sense of belonging. We prioritise creating a psychologically safe environment that drives innovation, fuels business success, and enhances engagement and personal fulfilment. Our culture pillars of Care, Courage and Collaboration guide all we do and empower us to deliver our purpose of Life Unlimited: – Care: A culture of empathy and understanding for each other, customers and patients – Collaboration: A culture based on mutual trust, respect and belonging – Courage: A culture of continuous learning, innovation and accountability. In 2024 we focused on improving the employee experience in terms of wellbeing and inclusion, and developing our people leaders, including embedding 12-Point Plan behaviours and engaging employees in demonstrating courage. We made good progress in 2024, recognised in our annual Employee Survey and in receiving an Exceptional Workplace Award from Gallup. Building a culture with the courage to win Creating a culture to win isn’t just about achieving results – it is about engaging and empowering our teams, fostering collaboration and inspiring innovation. We believe in building a workplace where excellence thrives, challenges become opportunities and success is sustainable.” Elga Lohler Chief HR Officer Celebrating courage It’s not enough to simply practise courage: we need to encourage it continually by celebrating examples of accountability, innovation and continuous learning within our organisation. Our annual T.E.K. summit celebrates Technical Excellence and Knowledge across the Company, honouring our innovators, partners and patients. This year’s winners were acknowledged for pushing boundaries and adopting new approaches to deliver the best outcomes for patients. The event featured a ‘Women in T.E.K’ fireside chat, hosted by our Smith+Nephew Women’s Network, where women leaders and members of our Executive Committee discussed the importance of allyship to drive improved value in our organisation. In addition, functions such as Finance, Legal and HR ran awards which recognise courage and exceptional contribution from both individuals and teams. Winning together Based on feedback from our employees that we had an opportunity to strengthen our culture of Courage, in 2024 we undertook a deep dive into this pillar with the goal of identifying our strengths and opportunities to drive a truly courageous culture. Our findings identified opportunities to remove barriers preventing our teams from ‘taking initiative’, ‘learning and adapting’ and ‘taking accountability’, all identified as important commitments if we are to be a truly courageous business. During 2025, Courage will be an important lever for us as we drive higher levels of performance and deliver our strategy. A leadership panel at T.E.K. 2024 Culture and belonging Smith+Nephew Annual Report 2024 59 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Creating a culture to win continued

Culture and belonging continued

The courage to learn

Courage also means pursuing continuous learning and identifying ways to make our teams even stronger. Improving our supply chain has been an area of improvement under the 12-Point Plan, and in support of this in 2024, we launched the Supply Chain Academy, a centralised, digital learning platform combined with live training sessions, tailored to attracting, developing and retaining our team.

We also improved the purchasing experience for our customers in 2024 with a new Global Customer Care Strategy. This strategy delivered a modernised customer contact centre platform, expanded order and invoice automation, and provided customers with automated order tracking options. We defined service level targets for ourselves and solicited feedback from customers, and already we are seeing results. Satisfaction scores for Ordering and Delivering have doubled, as have those for Customer Service Interactions.


S+N
Rate your interaction with Customer Care
4.4
+ GCC

Inclusion and allyship

Allyship was a guiding theme for Smith+Nephew this year, promoting advocacy, inclusion and mutual respect for all. A 2024 goal was to have all Employee Inclusion Groups (EIGs) active in the programme, and each EIG now has its own page on our allyship internal site, giving them the opportunity to identify and define what it means to be an ally to each of their respective groups. Courage is about speaking up for others, and our allyship initiatives ensure that this happens in all parts of the business.

Our people strategy aims to attract, develop, accelerate and retain the growth of diverse talent. This means we take active steps to build a culture of belonging to create a space in which all employees can bring their best selves and thrive to their fullest potential.

Our Orthopaedics for All global advisory board is an initiative we are very proud of. According to multiple studies, only 15% of all orthopaedic residents were women and just 7.4% were practising orthopaedic surgeons in the US in 2022.[1] The Board is a first-of-its-kind forum for female arthroplasty surgeons to address this challenge by inspiring women to pursue a career in orthopaedic surgery; 21 board members from nine countries are building our understanding and awareness of an underserved healthcare provider population. The Board also meets with and supports our Society of Women Engineers chapter within our Women's Network, sharing experiences in areas such as career development.

Employee Inclusion Groups

At Smith+Nephew we strive to create a culture of belonging where all employees can bring their full selves and best ideas. EIGs support our commitment to inclusion. These voluntary, employee-led groups are open to all and support diversity of thought, background and perspective and provide a network for employees to engage and collaborate.

In 2024, our seven EIGs grew to 70 chapters with more than 4,000 participants, and hosted 170 events.

We improved our score in the Gallup Culture of Inclusion Index for the fourth year running. This measures if employees feel they are being treated with respect, if Smith+Nephew is building their strengths as individuals, and their confidence that we will do the right thing if they raise concerns about ethics and integrity.

Alongside our EIGs and our site-led Life Councils, we are fortunate to have outstanding leadership advocacy at Smith+Nephew, with leaders frequently sharing personal experiences that help to raise awareness and amplify inclusion and belonging in the organisation. The third annual bElongInG Awards celebrated employees around the world in seven categories including fostering community and teamwork, people leaders championing inclusion and exceptional external outreach.

+ WOMEN'S NETWORK
Amplifying Women's Inclusion

+ UNITY
Race + Ethnicity

+ VETERANS+UNLIMITED
Veterans of Military Service and Active Reservists

+ CARE
Mental Health + Physical Wellbeing

+ GLOBAL SNYP
Engage, Develop, Grow, Excel

+ PRIDE
LGBTQ + Community + Allies

+ EMPOWER
Support, Advocate, Educate

"Allyship was an important theme for all of us this year. Our 'Finding Your Superpower' webinar series showcased personal stories from senior leaders which brought together audiences globally across the organisation."

Helen Barraclough
Group General Counsel & Company Secretary, Executive Sponsor Women's Network



» For a full list of references see page 285–288

60

Smith+Nephew Annual Report 2024

Promoting wellbeing Following on from our expanded global wellness programme in 2023, this year we have continued our commitment to wellness, which plays a critical part in enabling employees to engage and focus on delivering their objectives. We’ve seen a significant rise in attendance at our wellness webinars, while our regional enrolment with Spring Health doubled typical business benchmarks, reflecting strong engagement across locations. This year, we expanded our Global Wellness Champion Network to four additional countries, ensuring better support for local teams. October provided a global focal point for wellness at Smith+Nephew with World Mental Health Day. Activities included yoga, wellness fairs, fitness challenges and guest speakers that brought teams together worldwide. For the second consecutive year, Smith+Nephew was recognised as one of only 50 employers in the US with a Best Employer Award for creating a healthy work culture through our employee wellbeing and engagement programmes. The Business Group of Health is made up of large employers interested in ensuring that their wellness and benefit programmes are benchmarked and appropriate for their employees. The group supports collaborating and sharing information on vendors and best practices in wellness and benefits, including diversity, inclusion and health equity. Our belief that a caring, courageous and collaborative workplace culture is the cornerstone of success Delighted to win a 2024 Gallup Exceptional Workplace Award Since 2019 we have used the Gallup Q12 tool to measure employee engagement through our Global Employee Survey. This year, alongside an increase in our Engagement Mean to 4.24 (2023: 4.20), we were delighted to win a 2024 Gallup Exceptional Workplace Award. These awards recognise those companies that integrate engagement into every stage of their employee and manager life cycle, promote wellbeing, and prioritise communication and listening strategies. Our commitment to understanding and acting on our Gallup results at a team level is at the heart of our year-on-year progress since we started working with Gallup in 2019, aligned to our belief that a caring, courageous and collaborative workplace culture is the cornerstone of success. We are proud that Smith+Nephew’s engagement trajectory (shown in orange in the chart below) has remained well above the Gallup average (black) and towards our aspiration to be in the top quartile of the Gallup database (blue). To mark World Mental Health Day, employees in Costa Rica enjoyed a yoga session +0.04 +0.08 -0.04 +0.17 +0.07 +0.06 +0.10 +0.04 +0.32 +0.10 +0.06 +0.05 +0.06 +0.10 1st Admin (Baseline) 2019 2nd Admin 2020 3rd Admin 2021 4th Admin 2022 5th Admin 2023 6th Admin 2024 Grand Mean Change (Average from Baseline) Smith+Nephew Gallup clients average Top 25% Gallup clients Smith+Nephew’s culture trajectory is well above average Note: Comparisons are based on Gallup’s (2022) Q12 Company-Level Change Analysis 2000–2021. Gallup Clients Average is defined as 50th percentile change, and Top 25% Gallup Clients is defined as 75th percentile change. +0.08 Smith+Nephew Annual Report 2024 61 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Gender ratios In 2024 the female representation in senior management roles held steady at around one-third of the total. We continue to encourage and develop female leaders across all levels of management through female leadership development programmes, bespoke training and mentoring, with our next level down of managers being 35% female. The percentage of female Board members increased to 33% in February 2025 with the appointment of Sybella Stanley as a Non-Executive Director. Total employees1 17,349 Male 56% Female 44% Senior managers and above2 1,096 Male 67% Female 33% Board of Directors 11 Male 73% Female 27% Diversity at Smith+Nephew Ethnic diversity In the US, the proportion of ethnically diverse managers, at 21%, is behind that of the overall employee population at 34%. In the UK, the proportion is in line with the overall employee group at 11%. US management3 UK management3 Female representation in senior roles 33% In the UK, the proportion of ethnically diverse managers is aligned with our general workforce 11% 1 Number of employees at 31 December 2024, including part-time employees and employees on leave of absence. 2 Senior managers and above includes all employees classed as Directors, Senior Directors, Vice Presidents and Executive Officers and includes all statutory directors and Directors of our subsidiary companies at 31 December 2024. 3 As at 31 December 2024. Culture and belonging continued Creating a culture to win continued White 89% Ethnically diverse 11% Unknown 0% White 76% Ethnically diverse 21% Unknown 3% 62 Smith+Nephew Annual Report 2024

Achieving results with responsibility Our global compliance programme helps our business to comply with applicable laws, regulations and industry code requirements in the markets in which we operate. Our comprehensive programme includes policies, guidance, role-based training, monitoring and validation processes supported by data analytics and reporting channels. Our compliance teams work closely with business partners to ensure that our programme evolves in parallel with business changes and emerging risks in the sector. Data privacy is an integral part of our programme and regulation in this area continues to increase. We are committed to helping our employees and third-party partners to do business in the right way through simplification of compliance programme requirements and by embedding key compliance controls into business processes. We regularly review our global policies and use an interactive tool and other resources to guide employees to make decisions that comply both with the law and our Code of Conduct. Our business models require that we work closely with third-party partners, and in many countries these partners sell products on our behalf. We have a well-established risk-based third-party compliance programme which includes ongoing due diligence, training and oversight of these partners. An ethical employer At Smith+Nephew, we recruit, employ and promote employees on the sole basis of the qualifications and abilities needed for the work to be performed. We do not tolerate discrimination on any grounds and provide equal opportunity based on merit. Creating an environment where employees feel safe and that fosters innovation means building trust by operating ethically and compliantly. We have multiple levels of ethics and compliance oversight, including a Board Compliance & Culture Committee, to ensure that managers, employees and business partners act with integrity. Data privacy has now been fully integrated into the compliance governance framework. We ensure appropriate oversight of significant interactions with healthcare professionals or government officials, and we comply with all national and state transparency reporting laws which require reporting of physician compensation. All employees have a responsibility to report violations of our Code. This may be done via their manager, directly to Compliance, HR or Legal functions, or through an externally managed reporting channel where anonymous reports may be made. Smith+Nephew gives individuals with disabilities fair consideration for all vacancies against the requirements of the role. Where possible, for any employee who has a disability or who becomes disabled while working for us, we make reasonable adjustments and provide appropriate training to ensure that they are supported in their career. We are committed to providing equal opportunities in recruitment, promotion and career development for all employees, including those with disabilities. We do not use any form of forced, compulsory or child labour. Smith+Nephew supports the Universal Declaration of Human Rights of the United Nations, respecting the human rights, dignity and privacy of individuals and their right to freedom of association, freedom of expression and the right to be heard. As a global medical technology business, we recognise our responsibility to take a robust approach to preventing slavery and human trafficking. Smith+Nephew is committed to preventing such activities in all of its corporate operations and in its supply chains. We comply with applicable laws and regulations globally in terms of our interactions with labour unions. » Our Code of Conduct and Business Principles and Modern Slavery Statements are available at www.smith-nephew.com Our commitment to ethics and integrity is embedded in our culture pillars of Care, Collaboration and Courage. We have a continuous improvement mindset and ensure that our programme evolves in parallel with business changes and emerging risks in the sector.” Alison Parkes Chief Compliance Officer Smith+Nephew Annual Report 2024 63 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

05Protecting the future Addressing the long-term needs of our customers, employees, investors, communities and other stakeholders while aiming to reduce our impact on the environment. Life Unlimited Together we are 64 Smith+Nephew Annual Report 2024

Environmental, Social and Governance (ESG) excellence Striving to have a positive impact on our global community Our ESG strategy is built on our purpose – Life Unlimited, our Strategy for Growth and our culture pillars of Care, Courage and Collaboration. Through our Strategy for Growth we are working to strengthen the foundation of our business to serve customers sustainably and simply, to accelerate profitable growth through prioritisation and customer focus, and to transform our business through innovation. Our Strategy for Growth is underpinned by our Capital Allocation Framework, which has as one of its priorities investing in innovation and our ESG agenda. You can read more about our Strategy for Growth on pages 10–13, and our Capital Allocation Framework on page 26. We strive to deliver our ESG strategy in the communities where we live and work through the application of our values: – We demonstrate Care by respecting our global resources and striving to protect the safety and wellbeing of our employees. – We demonstrate Courage by setting ambitious goals to increase our volunteerism, reducing waste and greenhouse gas emissions, and by operating responsibly and sustainably. – We demonstrate Collaboration by working together with our partners who share our commitment, and contributing to our communities through individual and team volunteerism. Our ESG strategy supports these value drivers by helping us to address the requirements of our stakeholders, creating a lasting positive difference for our communities, and reducing our impact on the environment. Smith+Nephew focuses its ESG programme on three strategic pillars of People, Planet and Products. Our ESG pillars are aligned with the United Nations’ Sustainable Development Goals (SDGs), take into account the social, environmental and economic aspects of our business, and reflect the fact that sustainability and financial performance are closely linked. As a profit-seeking business, we aim to meet our economic objectives while at the same time managing the social and environmental impacts of our business activities. We believe Smith+Nephew’s People, Planet and Products ESG pillars can make the most significant contribution to eight SDGs. Our objectives and progress against these are summarised on pages 66–68. People Creating a lasting positive impact on our employees and communities. Planet Working to reduce our impact on the environment. Products Innovating sustainably across the value chain. » For more information download our 2024 Sustainability Report We focus ESG progress across our People, Planet and Products strategic pillars in ways that support our company purpose of Life Unlimited.” Katya Hantel Vice President, ESG Smith+Nephew Annual Report 2024 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION 65

People Creating a lasting positive impact on our employees and communities Our objectives Our progress in 2024 Inclusion and belonging Empower and promote the inclusion of all. 4,500+ supporters across our seven Global Employee Inclusion Groups and sub-groups 150+ impactful employee engagements supporting inclusion and belonging Volunteering We are committed to living our culture in our communities by providing eight hours of paid volunteer time to all employees and enabling at least 50 community/charity events across our sites each year from 2023 to 2030. 68 volunteering events across our sites Giving1 Improve patients’ lives through product donations to underserved communities. 380,000+ patients supported through product donations Health, safety and wellbeing Support health, safety and wellbeing by maintaining an annual Total Incident Rate (TIR2) of less than 0.5 and Lost Time Injury Frequency Rate (LTIFR3) of less than 0.1. TIR 0.12 LTIFR 0.05 1 In 2024, we re-evaluated our historical giving objective of donating $125 million in products to underserved communities between 2020 and 2030. Based on our stakeholders’ ESG priorities and benchmarking against other companies across the healthcare sector, we have revised this objective to focus on the impact of our product donations, for example tracking the number of patients’ lives improved via our non-profit partners. 2 TIR = Total Incident Rate, calculated per industry standards as the number of OSHA recordable incidents per hours worked, multiplied by 200,000. 3 LTIFR = Lost Time Injury Frequency Rate, calculated per industry standards as the number of lost time injuries per hours worked, multiplied by 200,000. Enabling access to vital healthcare For over 20 years, Smith+Nephew has partnered with International Health Partners (IHP), a global health non-government organisation supporting people in disaster-hit and vulnerable communities with vital medical aid. Over the course of our longstanding partnership, we have donated products to help treat people in need in over 30 countries worldwide, including Malawi, Ethiopia, North Macedonia and the Middle East, helping more than 500,000 people. Smith+Nephew and IHP were recognised by the New York Stock Exchange as part of its 2024 Global Giving Campaign for positive impact on lives through product donations. ESG excellence continued Protecting the future continued » More information on People in our 2024 Sustainability Report People are at the heart of our purpose – Life Unlimited. Putting people first will help us to achieve our vision of a world where healthcare professionals are able to help restore health to patients, wherever they are. 66 Smith+Nephew Annual Report 2024

1 Data independently assured by ERM CV;, more details and the full assurance report are available in the 2024 Sustainability Report on pages 46–47. 2 We define zero waste to landfill as a landfill diversion rate of 90% or greater. Globally recognised sustainability energy management In May 2024, our site in Penang, Malaysia, was certified to have an energy management system compliant with ISO 50001:2018, demonstrating a commitment to energy management. This international standard provides a framework for organisations to manage and reduce their energy use and costs. Benefits include better resilience to fluctuations in the cost and availability of energy, and compliance with legislation. The Smith+Nephew team installed a power and energy system providing access to ‘live’ data enabling them to manage energy in real time, charting consumption and cost, while a set of indicators measures performance and guides decisions. Planet Working to reduce our impact on the environment Our objectives Our progress in 2024 Climate change Achieve net zero Scope 1 and Scope 2 GHG emissions by 2040 and Scope 3 GHG emissions by 2045, beginning by achieving a 70% reduction in Scope 1 and Scope 2 GHG emissions by 2025. Scopes 1 and 2 (total) CO2e emitted (market-based)1 63% reduction from 2019 baseline Scope 3 59% reduction from 2021 baseline Waste Achieve zero waste to landfill2 at our manufacturing facilities in Memphis and Malaysia by 2025 and at all our manufacturing facilities by 2030. Total manufacturing waste diverted from landfill 95% Malaysia 2025 zero waste to landfill objective achieved, based on monthly diversion rate away from landfill throughout 2024. Memphis 2025 zero waste to landfill objective achieved, based on monthly diversion rate away from landfill by the end of 2024. Water Conserve water throughout our business processes. 670,000m3 used vs 672,000m3 during 2023 We recognise the need to protect our planet. We manage energy, waste and water, reduce our greenhouse gas (GHG) emissions where possible and are mindful of the impact our decisions have on the environment. Our ESG strategy extends upstream to our suppliers and downstream to our customers. We are also working to deliver products and services that have less impact on the environment, and are taking steps to better understand the extended footprints of our products. » More information on Planet in our 2024 Sustainability Report Smith+Nephew Annual Report 2024 67 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Products Innovating sustainably across the value chain Packaging material reduction driving a lower carbon footprint Packaging teams have continued to work on incorporating post-consumer recycled content into non-sterile packaging materials, sourcing more sustainable packaging materials, and reducing packaging materials while maintaining product safety and quality. Through a streamlined packaging design for RENASYS◊ Gauze Kits that minimises multiple pouches and reduces outer pouch size, we more than tripled the number of product units that can be transported on a single pallet. A packaging material reduction project focused on our ALLEVYN◊ brand of products reduced the number of shipped pallets by 44%, saving transportation miles and reducing our carbon footprint. ESG excellence continued Protecting the future continued Manufacturing and supplying safe and effective products is at the heart of our business. Our people, processes and technology, and supplier engagement are structured to support progress towards the objective of innovating sustainably. Our objectives Our progress in 2024 Product design Include sustainability review in New Product Development (NPD) for all new products and product acquisitions. PICO◊ Negative Pressure Wound Therapy product component recyclability information available globally. Sustainable packaging We are committed to reducing our packaging, and designing with reusable, recyclable and/or renewable resources which are sustainably sourced. 78% of in-scope packaging systems incorporate at least one recyclable component. Supplier engagement Complete a focused Corporate Social Responsibility (CSR) risk-based due diligence of our Tier 1 suppliers annually, including risk-based analysis of sub-tier suppliers, to assure compliance with our sustainability requirements. 100% of due diligence and assessments of Tier 1 suppliers according to our risk-based procedure have been completed. We have continued our supplier on-site audit programme for suppliers identified through risk-based analysis. » More information on Products in our 2024 Sustainability Report 68 Smith+Nephew Annual Report 2024

Pages 69–73 set out Smith+Nephew’s disclosures which are consistent with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) framework. Smith+Nephew has complied with the requirements of UKLR 6.6.6(8)R by including climate-related financial disclosures consistent with the TCFD recommendations and recommended disclosures. The climate-related financial disclosures made by Smith+Nephew comply with the requirements of the Companies Act 2006 as amended by the Companies (Strategic Report) (Climate-related Financial Disclosure) Regulations 2022. Governance The way we evaluate, manage and embed sustainability within our business and culture is directly linked to our Strategy for Growth through a focus on People, Planet and Products. Oversight of our ESG strategy is one of the Matters Reserved to the Board. The Board reviews the ESG strategy, key risks and opportunities, and progress on a regular basis and approves the Sustainability Report annually, and reviews and approves the ESG, TCFD and Sustainability Accounting Standards Board (SASB) reporting in the Annual Report. Three Board Committees are also closely involved in reviewing the elements of sustainability that impact the key areas of our business. All Committees receive regular updates on ESG strategy, implementation, objectives and targets, and climate-related financial risks and opportunities. The Committee Chairs report to the Board at each Board meeting. – The Compliance & Culture Committee, chaired by Marc Owen, assesses how we implement our ESG strategy in the core areas of People, Planet and Products, encompassing the Group’s impact on employees, the environment, the local communities in which it operates, customers, suppliers and other key stakeholders. The Compliance & Culture Committee also tracks progress of the delivery on ESG objectives and metrics, including a regular review of our net zero emissions progress at each Committee meeting. – The Audit Committee, chaired by Jez Maiden, is responsible for ensuring oversight of the process by which risks relating to the Group and its operations are managed and reported. The Audit Committee assesses the extent to which climate change and other ESG risks are likely to have a material impact upon our financial statements by reviewing the Executive Committee: – Driven by the Chief Executive Officer, determination and management of ESG strategy, with the President Global Operations and Vice President ESG accountable for leading on implementation. – Ensures that ESG risks and opportunities are included in decision making as part of each project, initiative and the 12-Point Plan. ESG Steering Committee: – Supports the Executive Committee in the execution and delivery of the ESG strategy. – Membership includes Global Operations, ESG, Global Manufacturing, Research & Development, Global Procurement, Public Policy & Government Affairs, Finance and Human Resources. Board: – Oversight of ESG strategy and risk management programme. Remuneration Committee: – Oversight and review of ESG metrics within Remuneration Policy, and compensation and incentive plans generally. – Approval of ESG percentage and measures within short-term and long-term incentive plans. For 2024, the Committee approved that 5% of the Annual Bonus Plan and 10% of the Performance Share Plan for Executive Directors and Executive Officers are dependent on the achievement of ESG objectives. Audit Committee: – Oversight of the risk management process and reviewing its operating effectiveness. – Receives regular updates on ESG and climate-related financial risks and opportunities. – Assesses whether climate change has a material impact on our financial statements. – Ensures that the Company reports in line with the recommendations of the TCFD framework. Compliance & Culture Committee: – Oversight of ESG policy and performance versus targets, with reviews undertaken at each committee meeting. – Receives regular updates on ESG and climate-related risks and opportunities, people and culture objectives including inclusion and belonging, ethics, compliance, quality and regulatory matters. TCFD reporting By this we mean the four TCFD recommendations and the 11 recommended disclosures set out in Figure 6 of Section B of the report entitled ‘Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures’ published in October 2021 by the TCFD. Smith+Nephew Annual Report 2024 69 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Protecting the future continued

TCFD reporting continued

possible impact of different scenarios related to climate change. The Audit Committee also has oversight of the TCFD reporting in the Annual Report.

- The Remuneration Committee, chaired by Angie Risley, is responsible for ensuring that the Remuneration Policy and related incentive schemes incorporate ESG targets and metrics where appropriate to do so.

Our Chief Executive Officer sets strategy together with the Executive Committee, and the President Global Operations and the Vice President ESG are responsible for the implementation and report at least quarterly on our progress to the Board, its Committees and our Executive Committee. Matters discussed at these quarterly updates include: science-based target validation; science-based definition of net zero; 2040 Scope 1 and 2 GHG emissions net zero reduction glide path; our ESG scorecard which monitors progress against goals and targets; and methods to reduce our Scope 3 GHG emissions to net zero by 2045. The ESG Steering Committee was established in 2023 to implement and execute our ESG strategy across all business areas, reporting directly into the Executive Committee which will continue to formulate and drive our ESG strategy with oversight from the Board and its Committees.

As part of this governance structure, the Vice President ESG chairs the ESG Steering Committee, and provides quarterly updates to the Executive Committee and the Compliance & Culture Committee of the Board. Sustainability and ESG information, including climate, is shared across relevant Executive Committee members' business functions and Smith+Nephew Board Committees as appropriate to facilitate governance and inform business decisions.

Smith+Nephew leaders consider ESG risks and opportunities in their decision making. For example, when evaluating options for our new manufacturing site in Melton, UK, an analysis of ESG requirements and risks is being undertaken as part of the project and decision making. Where appropriate, papers submitted to the Board by management for review include an analysis of ESG issues and opportunities to enable the Board to consider these factors in decision making and to ensure effective Board oversight on ESG strategy, risks and opportunities. Detailed information on our ESG risks can be found in our Sustainability Report.

Please see pages 126–135 for Compliance & Culture Committee and Audit Committee reports, which outline how sustainability and ESG topics, which include climate change, were considered in 2024.

Transition risks

Climate-related risk	Potential impact	Timeframe	Actions taken by management
Commercial execution			
Inability to satisfy customers' sustainability requirements and expectations.	Decline in customer demand. Lower prices to remain competitive.	Medium (3–7 years) and long term (>7 years)	Continued progress of ESG programme (including new product innovation) and ongoing customer engagement to monitor sustainability needs.
Legal and compliance			
Failure to identify existing or new legal or regulatory requirements including sanctions programmes and ESG matters which result in non-compliance with applicable laws and regulations.	Fines and sanctions.	Short (<3 years), medium (3–7 years) and long term (>7 years)	The ESG Steering Committee and our Health, Safety and Environmental Compliance function assess new and enhanced regulations and reporting requirements that may be climate-related risks and work cross-functionally to ensure compliance.
Jurisdictions in which we operate or sell product levy carbon taxes.	Increased costs associated with GHG emissions.	Short (<3 years), medium (3–7 years) and long term (>7 years)	Improve carbon data availability in line with emerging regulatory reporting requirements. Net zero targets set for Scope 1, 2 and 3 GHG emissions.
Pricing and reimbursement			
Limited ability to pass on the cost of sustainability improvements.	Margin pressures.	Medium (3–7 years) and long term (>7 years)	Optimise portfolio mix and promote differentiated products.
Quality and regulatory			
Failure to meet stakeholder expectations with regard to increasing sustainability regulations and reporting requirements.	Decline in customer demand.	Medium (3–7 years) and long term (>7 years)	Monitoring regulatory changes and interpreting potential business impacts of legislation.

70

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Physical risks

Scenario modelling	Implication and mitigation	Potential severity without mitigation	Potential severity with mitigation
Global temperature rise			
Based on the Intergovernmental Panel on Climate Change's (IPCC's) sixth assessment report, we modelled the following scenarios out to 2030 and 2050: – Low: Limit warming to 2°C (IPCC scenario SSP1-2.6) – Medium: Limit warming to 3°C (IPCC scenario SSP2-4.5) – High: Limit warming to 4°C (IPCC scenario SSP3-7.0).	Extreme heat increases the demand for cooling and can overwhelm power grid infrastructures. Existing defences and business continuity plans are expected to mitigate any near-term impacts and the longer-term impact is being closely monitored by the ESG and operations teams.	High	Medium
Sea-level rise			
We modelled the following scenarios out to 2030 and 2050: – Sea-level rise up to 5 metres – Distance from nearest coastline.	Rising sea levels impact manufacturing sites at coastal locations. Existing flood defences and business continuity plans are expected to mitigate any near-term impacts and the longer-term impact on the Group's manufacturing footprint is an area of focus being considered in our manufacturing strategy. For example, the announced relocation of our Advanced Wound Management facility mitigates the impact of sea-level rise and accordingly reduces the potential impact.	Medium	Low
Extreme weather			
We modelled the following extreme weather scenarios out to 2030 and 2050: – Precipitation – Wind – Drought.	Heavy precipitation events will make flooding more probable, strong winds can damage roofs and compromise the building envelope, and more intense or prolonged droughts can lead to diminishing water resources and potentially more severe wildfires. Existing weather defences and business continuity plans are expected to mitigate any near-term impacts and the longer-term impacts are considered in our manufacturing strategy.	Medium	Low

Strategy

Our ESG strategy is built on our purpose – Life Unlimited, our Strategy for Growth and our culture pillars of Care, Courage and Collaboration. Our ESG strategy, which was developed by our Sustainability Council in 2019 and approved by the Board, is inspired by the SDGs. Our strategy reflects the importance of the social, environmental and economic aspects of sustainable development.

The identification process for both climate change risks and opportunities is split between those affecting individual site locations or business units and those with the potential to impact the Group as a whole. From an individual asset (or location) viewpoint, we consider direct factors at a local level; these could include (but are not restricted to) those associated with climate change such as abnormal weather (including floods, earthquakes and tornadoes), changes in our customer base and the regulatory pathways governing the sales of our products.

From a company-wide or Group level, this process can drive reputational risk and opportunities which could impact our ability to deliver products and services to customers. These risks and opportunities are assessed at a Group level by the ESG Steering Committee and incorporated into a series of business continuity plans and objectives. The risks are also assessed at a local (asset) level using knowledge of the local environment and conditions. This is performed by careful consideration of the likelihood of the risk and its potential impact. At local (asset) level, the risks are reviewed within wider Business Continuity and Disaster Recovery Plans based on site-specific risks.

Smith+Nephew Annual Report 2024
71

A dedicated team of Health, Safety and Environment, Facilities and Business Continuity Practitioners meet quarterly to review all risks associated with climate change and share best practice. The criteria used to determine priorities include the nature and level of the anticipated risk and its associated impact on the business. We also prioritise improvement initiatives based on the likely period of return on investment, and following best practice based on initial benchmarking against peers. Our Principal Risks capture our physical and transitional climate-related risks in our Enterprise Risk Management (ERM) process. The resilience of our strategy considered short-term (by 2030) and long-term (by 2050) acute and chronic risks for three different climate scenarios: Representative Concentration Pathway (RCP) 2.6 scenario that would likely limit global warming to below 2 degrees Celsius by the end of the 21st century, RCP 4.5 scenario that would likely limit global warming to between 2 and 3 degrees Celsius by the end of the 21st century, and RCP 8.5 representing a scenario with high greenhouse gas emissions, leading to significant global warming by the end of the 21st century. We used the climate scenarios described to stress test the resilience of the organisation by considering the impacts of potential physical and transition risks and opportunities on the locations where we operate, as described in the table on pages 70–71. The modelling did not identify any material impact on our business resilience. Our definition of material impact for climate risk modelling aligns with our enterprise risk management programme and company-wide approach to principal risks, as determined per our risk assessment process. Aligned with the broader risk assessment process, climate-related risks are considered as part of principal risk assessments. Principal risk assessments factor in both likelihood and impact, including quantitative and qualitative factors. The outcomes of risk assessments are aligned with the company risk appetite as approved by the Board. Energy efficiency audits have been carried out at sites in the UK and Germany in 2023 with the recommendations added to improvement action plans. In 2024, we expanded energy audits to additional facilities in the US and Asia, with corresponding recommendations and action plans. The new UK site at Melton, on the outskirts of Hull, will be designed to have a significant focus on energy and resource efficiency. The site aims to generate on-site renewable energy. Scenario analysis The scenario analysis undertaken in 2024 was supported by a third party and included nearly 30 locations. The modelling focused on the material impacts on our business and was based on our current business activities and assumed no mitigation. As outlined on pages 70–71, our physical and transition risks are captured in our ERM process. Refer to our Risk report on page 78 for further details. Based on the modelling undertaken, the highest potential impact (without mitigation) is in relation to global temperature rise. The potential impact of sea-level rise has decreased from the prior year modelling with the announced plans to build a new Advanced Wound Management facility at Melton, on the outskirts of Hull, which sits at a higher elevation and is further inland than the current facility. The Group closely monitors climate-related physical risks and is taking mitigating measures such that the net impact to the business with these measures in place is not expected to be material. Risk management Climate-related risks are managed through our comprehensive ERM process. At the top of our structure, the Board sets our risk appetite and monitors the application of our risk framework, including strategy, execution and outputs of risk reviews by the business and the Group Risk team. The Board cascades our risk appetite throughout our organisation through the Executive Committee, the risk owner community and our management group. TCFD reporting continued Protecting the future continued We address climate-related risk primarily through business strategies in our Global Operations functions including Facilities, Health and Safety, Business Continuity and Global Supply Chain Management. Severe weather patterns as a result of climate change may cause damage to manufacturing or distribution facilities, potentially impacting our ability to meet customer demand over the long term. Our measure of mitigated severity is a qualitative assessment based on our business continuity plans and wider ESG efforts. Refer to the risk management section on page 79 and the Risk report on page 78 for more details on our risk management process. Climate-related opportunities Climate-related opportunities are identified and addressed through our ESG strategy and programmes and monitored via our ESG scorecard. Through this process we have identified a number of climate-related opportunities relating to energy sourcing, energy efficiency, on-site renewable energy generation, engagement through the CDP Supply Chain programme and packaging reduction initiatives. In 2020, all our locations in Memphis (US) began sourcing electricity from renewable wind energy via the procurement of renewable energy certificates (RECs), and this has continued through 2024. We completed construction of our Malaysia facility in 2021 and photovoltaic (PV) panels started generating renewable energy on-site at the beginning of 2023. Similarly, at our facility in Suzhou (China), solar PV panels commenced generating on-site renewable energy in early 2023. All UK sites have sourced a green tariff for the supply of electricity from renewable sources from October 2023. In 2021, we aligned with the recommendations of the IPCC and published our commitment to achieve net zero Scope 1 and Scope 2 GHG emissions by 2040 and Scope 3 GHG emissions by 2045, beginning by achieving a 70% reduction in Scope 1 and Scope 2 GHG emissions by 2025. We understand how important it is to balance environmental initiatives with business activities and strive to reduce emissions through new technology. We have conducted a review of our current state and captured related business risks in our risk register. 72 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

A formal 'bottom-up' exercise ensures that risks are escalated back through the process to our Board and are reflected in our Principal Risks as appropriate. As part of this exercise, we maintain a Sustainability Risk Register which captures climate risks and how they link to the Group's Principal Risks. Each sustainability risk has a control and mitigation strategy to reduce the impact of the risk. The Sustainability Risk Register is reviewed by the ESG Steering Committee and updated at least quarterly. ESG risks are raised to the Executive Committee on a quarterly basis. Refer to page 70 for more detail.

Climate-related risks
We identify climate-related risks based on short-, medium- and long-term horizons. We consider short term to be within one to three years (in line with our annual budget and three-year plan cycles), medium term to be within three to seven years (in line with scenario modelling to 2030 and typical product life cycles) and long term to be greater than seven years. Short-term risks are captured in our financial planning process; medium- and long-term risks are captured within our global footprint planning process.

Our annual and three-year financial planning and our capital expenditure planning processes require climate-related risk information and specific ESG considerations.

Metrics and targets

We have published an annual Sustainability Report since 2001 detailing progress against our global objectives. We have objectives in each of our priority areas: People, Planet and Products. Our key climate-related metrics are GHG emissions and waste to landfill. Our key objectives in relation to these metrics are net zero GHG emissions by 2045 and zero waste to landfill at our strategic manufacturing facilities by 2030. Detailed information about our objectives and progress made against those objectives can be found on pages 66–68 of the Annual Report and in our Sustainability Report.

For 2024, the Remuneration Committee approved that 5% of the Annual Bonus Plan and 10% of the Performance Share Plan for Executive Directors and Executive Officers are dependent on the achievement of ESG objectives.

We have mapped our Scope 1 and 2 GHG emissions, and during 2022 we began to map our Scope 3 GHG emissions in order to meet our objective of reducing total life cycle GHG emissions to net zero by 2045. In 2021, we also established interim carbon reduction objectives for 2025 to reduce our Scope 1 and 2 GHG emissions by 70%, and we are on track to meet this objective. See our 2024 Sustainability Report for details on our Scope 1 and Scope 2 net zero roadmap.

In 2022, we published our 2021 baseline Scope 3 GHG emissions, including data from eight of the 15 categories. In 2023, we reported both our 2022 and 2023 emissions data from 13 categories, and in 2024 we have reported data from 14 categories. We have carbon reduction roadmaps for our Scope 1 and 2 GHG emissions to show our pathway to meet our objectives. In 2024, we developed a roadmap for Scope 3 GHG emissions identifying strategies to meet our objective of net zero by 2045.

Our Scope 1, 2 and 3 GHG emissions data are provided on page 77 of the Annual Report with more detailed information also available in our Sustainability Report. In 2024, our combined Scope 1 and market-based Scope 2 GHG emissions reduced by 63% compared to our 2019 baseline year.

In January 2023, we launched a salary sacrifice scheme to make electric vehicles available to all employees in the UK. With electric vehicle chargers in place at the majority of our UK offices and manufacturing facilities, all employees are being encouraged to commute with more consideration for the environment. During 2024 we have continued the roll-out of electric vehicles to employees across Europe. This initiative will help to lower our GHG emissions arising from employee commuting. In 2024, we also improved manufacturing energy efficiency metrics and reduced overall energy use globally, driving year-over-year Scope 1 and Scope 2 carbon emissions reduction.

Non-financial and sustainability information statement

The following aligns to the non-financial reporting requirements contained in sections 414CA and 414CB of the Companies Act 2006.

Description of the business model
– Our business model 16

Environmental matters
– Environment 67
– Climate-related financial disclosures (TCFD) 69

Our employees
– Our culture 59
– Inclusion and belonging 60
– Employee wellbeing 61
– UK gender pay gap 167
– Board diversity 102

Social matters
– Access to healthcare 66
– Health and safety 66

Human rights
– Human rights 63
– Working with third parties 100

Ethical business practices
– Anti-bribery and corruption 84
– Code of Conduct and Business Principles 129
– Reporting a concern 129

Policy, due diligence and outcomes
– Risk management 78
– Audit Committee report 130
– Principal risks 83

Key performance indicators (including non-financial)
– Our 2024 performance 1

ESG Policies/Statements
– Modern Slavery
– Conflict minerals
– Health, Safety and Environment Policy

>> Our policies are available online at www.smith-nephew.com

Smith+Nephew Annual Report 2024 73

Reducing operational carbon emissions 70% by 2025 (Scope 1 and 2) In line with our net zero ambition, we have formulated a Scope 1 and 2 carbon reduction roadmap to reduce emissions by 70% by the end of 2025 compared to our 2019 baseline. In accordance with the California Voluntary Carbon Market Disclosures Act (AB1305), detailed information is available on pages 25–28 of the 2024 Sustainability Report. In 2024, the total market-based Scope 1 and Scope 2 GHG emissions footprint was 24,662 tonnes of CO2e. This represents a reduction of 63% against our 2019 baseline, marking significant progress towards our objective of a 70% reduction by the end of 2025. This reduction was primarily a result of energy efficiency projects, increases in the renewable energy we source and on-site energy generation. We are on track to meet this objective with initiatives underway for completion during 2025. Smith+Nephew’s Scope 1 and 2 carbon reduction journey is supported by eco-conscious building design principles such as Leadership in Energy and Environmental Design (LEED), one of the world’s most widely used green building rating systems. LEED-certified sites include several manufacturing sites and corporate offices certified to the silver or gold level. Our approach to cutting emissions is three-fold: tackling energy efficiency, generating our own renewable energy on-site and sourcing lower-carbon energy through green tariffs and procuring renewable energy certificates. We continue to procure energy from renewable sources, with both bundled and unbundled green energy certificates in our portfolio of contracts. Throughout 2024, our manufacturing sites in Suzhou, China, and Penang, Malaysia, generated 3GWh of renewable solar energy. During 2024, energy efficiency measures implemented at operational sites resulted in a 3.4% reduction in our energy use relative to the production output, which equated to 8.1GWh, the annual energy use for 570 UK households.1 Net zero Scope 1 and 2 carbon emissions by 2040 Our strategy to achieve net zero Scope 1 and 2 carbon emissions by 2040 includes: Energy efficiency On-site renewable energy-generation projects Renewable energy sourcing 1 The average UK household uses 2,700kWh of electricity and 11,500kWh of gas per year. Both systems began operating in early 2023 and combined the two solar-powered systems continued to reduce our Scope 2 GHG emissions by over 2,100 tonnes of CO2e in 2024. Sourcing renewable energy reduces our market-based GHG emissions – that is, the emissions from the electricity we purchase. We continued to source renewable wind energy for all our locations in Memphis, US. We also sourced hydroelectric energy for our manufacturing locations in Malaysia and China. These were achieved through the purchase of renewable energy certificates (RECs). From October 2023, all our UK sites began sourcing 100% renewable electricity from its supplier. We have installed solar PV panels at our Suzhou and Penang sites. Reducing our energy use and GHG emissions Protecting the future continued 74 Smith+Nephew Annual Report 2024

Reducing value chain greenhouse gas emissions (Scope 3) During 2024, we calculated our Scope 3 GHG emissions for 14 categories. Our 2030 manufacturing zero waste to landfill objective helps drive progress on our Scope 3 GHG emissions reductions by reducing the carbon impacts of waste. Encouraging fewer employee travel miles and lower-carbon modes of transport, such as cycling, public transport, providing on-site electric vehicle charging for employees and visitors, and issuing a company travel policy that encourages more efficient transport planning. Our new sustainable product design and development programme incorporates considerations for the carbon impacts of a product and its packaging. Encouraging fewer transport miles and using lower-carbon modes of transport across the value chain – from incoming materials to site and warehouse transportation of goods. We engaged with our key suppliers via the CDP Supply Chain programme again this year. The data from this process helps us understand and improve our Scope 3 GHG emissions data and learn about the maturity of our suppliers’ net zero plans. We also identified the suppliers that contribute most significantly to our Scope 3 emissions and collaborated with them to enhance engagement in this topic, including with carbon reduction plans. Supplier engagement Optimising upstream and downstream transportation Reducing greenhouse gas emissions from waste Sustainable employee and business travel practices Lower-carbon product design Net zero Scope 3 carbon emissions by 2045 Our strategy to achieve net zero Scope 3 carbon emissions by 2045 includes: www.smith-nephew.com » More details can be found in the 2024 Sustainability Report on pages 25–28. Smith+Nephew Annual Report 2024 75 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Our focus is on the areas of largest environmental impact, including manufacturing sites, warehouses, R&D sites and offices. Smaller locations representing fewer than 2% of our overall emissions are not included. Acquisitions completed before 2024 are included in the data, with those completed during 2024, or more recently, excluded. This is in line with our established policy for the integration of acquired assets. Our GHG emissions reporting represents our core business operations and facilities that fall within the scope of our consolidated financial statements. Primary data from energy suppliers has been used wherever possible. We report our emissions in three scopes: – Scope 1: Direct sources of emissions which mainly comprise the fuels we use on-site, such as gas and heating oil, and fugitive emissions arising mainly from the losses of refrigerant gases. We have included UK vehicle emissions from leased cars since 2020. In 2023 and 2024 we included 14 European countries in our leased vehicle reporting. – Scope 2: Indirect sources of emissions such as purchased electricity and steam we use at our sites. – Scope 3: Indirect value chain emissions that arise as a result of activities from assets or processes not owned or controlled by Smith+Nephew; these can be further divided into upstream and downstream emissions and fall into 15 defined categories. During 2024, we have data available for 14 categories. Energy efficiency and carbon emissions reduction In 2023, the principal energy efficiency measures included conducting a detailed analysis of our energy usage data, carrying out energy efficiency audits at our sites in the UK and Germany, and undertaking energy efficiency projects. During 2024, energy efficiency measures implemented at operational sites resulted in a 3.4% reduction in our energy use relative to the production output, which equated to 8.1GWh, the annual energy use for 570 UK households.1 We have also targeted the use of online real-time data to monitor energy usage to make savings. We have a programme to replace older inefficient equipment with highly efficient equipment, such as compressors, chillers, pumps, fans and motors. This year we also continued to convert our company car fleet in Europe to electric vehicles where appropriate. In Memphis during 2024, we continued to purchase RECs through GreenFlex, a voluntary renewable energy programme. Certified by Green-e Energy, North America’s leading certification programme for renewable energy, GreenFlex RECs are based on wind power generated in the Midwest US. Purchasing RECs gives buyers the right to renewable energy and also makes it possible to track ownership of it. Our participation in this scheme underscores our commitment to supporting renewable energy and helps to reduce our market-based carbon emissions footprint. We also sourced hydroelectric energy for our manufacturing locations in Penang (Malaysia) and Suzhou (China) through the purchase of RECs. Throughout 2024, all our UK sites continued to source renewable power. Our sites in Suzhou and Penang generate electricity on-site using solar PVs. Location-based emissions are calculated in compliance with the WRI/WBCSD GHG Protocol Corporate Accounting and Reporting Standard and have been calculated using carbon conversion factors published by the UK Government Department for Energy Security & Net Zero and Department for Environment, Food & Rural Affairs (Defra) for 2024. We have applied the emission factors most relevant to the source data, including Defra 2024 (for UK locations), IEA 2022 (for overseas locations), and for the US we have used the most recently available US EPA ‘Emissions & Generation Resource Integrated Database’ (eGRID) for the regions in which we operate. All other emission factors for gas, oil, steam and fugitive emissions are taken from Defra 2024. In line with dual reporting, we also report market-based emissions. These are contractual or supplier-specific emission factors that can be applied when procuring low-carbon energy or siting facilities in areas with lower emissions, but also recognising that this might be higher than the grid average in some cases. Where market-based factors were not available, we have used Residual Mix data for the EU locations and IEA data for all other countries, except for the remaining US locations where the eGRID factors were applied. We report the carbon footprint of our Scope 1, Scope 2 and Scope 3 GHG emissions in tonnes of CO2 equivalent from our business operations for the year ended 31 December 2024. We are including UK-specific energy and emissions data to satisfy the Streamlined Energy and Carbon Reporting (SECR) requirements. 1 The average UK household uses 2,700kWh of electricity and 11,500kWh of gas per year. Carbon emissions (CO2e) strategy, reporting methodology, materiality and scope Protecting the future continued 76 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Reporting our Scope 3 emissions

During 2024, we have worked with our global energy partner to measure our Scope 3 GHG emissions using recognised protocols. Our calculation of our 2024 Scope 3 GHG emissions was 667,620 tonnes of carbon dioxide equivalent from the 14 categories that we measured. Our data quality has improved, through improved analysis and reporting within each emissions category for Scope 3, and by extending the number of categories that we have reported. We also conducted our second global commuting survey.

Our Scope 3 GHG emissions assessment was made using the best available 2024 data. As expected, in line with our peer group, purchased goods and services contributes the most significant proportion of our Scope 3 GHG emissions, at over 73%. Further details of the methodology are available in the 2024 Sustainability Report on page 45.

Independent assurance

In 2024, selected Scope 1 and Scope 2 GHG emissions data were independently assured by ERM CVS. In accordance with ISAE 3000, a limited assurance engagement was performed. Previously the 2023, 2022 and 2019 baseline data were assured.

» **More details and the full limited assurance report can be found in the 2024 Sustainability Report on pages 46–47.**

» **www.smith-nephew.com/sustainability**

	2024			2023			2019 (baseline year)		
	UK	**Global (excluding UK)**	**Total**	UK	Global (excluding UK)	Total	UK	Global (excluding UK)	Total
CO_2e emissions (tonnes) from:									
Direct emissions (Scope 1)[1]	**5,038**	**7,756**	**12,794[2]**	5,682	10,219	15,901[3]	4,747	5,141	9,888[4]
Indirect emissions (Scope 2) (location-based)	**3,497**	**55,604**	**59,101[2]**	3,997	55,015	59,012[3]	4,911	62,413	67,324[4]
Total (location-based)	**8,535**	**63,360**	**71,895[2]**	9,679	65,234	74,913[3]	9,658	67,554	77,212[4]
Indirect emissions (Scope 2) (market-based)	**0**	**11,868**	**11,868[2]**	3,800	20,565	24,365[3]	5,072	52,080	57,152[4]
Total (market-based)	**5,038**	**19,624**	**24,662[2]**	9,482	30,784	40,266[3]	9,819	57,221	67,040[4]
Energy consumption to calculate Scope 1 and 2 emissions (GWh)[1]	**43**	**186**	**229**	48	195	243	45	168	213
Intensity ratio (market-based):									
CO_2e (t) per $m sales revenue			**4.3**			7.3			13.1
CO_2e (t) per full-time employee			**1.4**			2.1			3.7
	2024			2023			2021 (baseline year)		
Other indirect emissions (Scope 3)[5,6]			**667,620**			1,276,079			1,614,573

1 A total of 14 European countries were included in 2023 and 2024 Scope 1 vehicle data.
2 Data independently assured by ERM CVS; more details and the full assurance report are available in the 2024 Sustainability Report on pages 46–47.
3 Data independently assured by ERM CVS; more details and the full assurance report are available in the 2023 Sustainability Report on pages 59–60.
4 Data independently assured by ERM CVS;more details and the full assurance report are available in the 2022 Sustainability Report on pages 60–61.
5 Measurement of 2023 and 2024 Scope 3 GHG emissions from 13 categories in 2023 and 14 categories in 2024. Refer to 'Reporting our Scope 3 emissions' above for more details.
6 Total Scope 3 emissions reductions shown result from both business efficiency efforts and as a product of improvements to data quality, methodologies applied and analyses undertaken by Smith+Nephew or third parties. See 'Data disclosure in this report' in the 2024 Sustainability Report on page 48 for additional notes.

2024 data includes recent acquisitions completed and new site openings during 2023.
Revenue: 2024: $5.8bn; 2023: $5.5bn; 2019: $5.1bn. Average full-time employee data: 2024: 18,060; 2023: 19,081; 2019: 18,030.

Smith+Nephew Annual Report 2024 77

Risk report Business area and function risk champions – Carry out day-to-day risk management activities. – Identify and assess risk. – Implement strategy and mitigating actions to treat risk within Business Area. – Lead regular risk register updates. Executive Committee – Identifies and ensures the management of risks that would prevent the Company from achieving our strategic objectives. – Appoints Business Area Risk Champions who are accountable for applying the Enterprise Risk Management Policy and Framework to produce the risk deliverables. – Reviews external/ internal environment for emerging risks. – Reviews risk register updates from Business Area Risk Champions. – Identifies significant risks and assesses effectiveness of mitigating actions. Board of Directors and Board Committees – The Board is responsible for oversight of risk management, for our annual strategic risk review and for determining the risk appetite the organisation is willing to take in achieving its strategic objectives. – The Board monitors risks through Board processes (Strategy Review, Disclosures, M&A, Investments, Disposals) and Committees (Audit and Compliance & Culture). – The Audit Committee is responsible for ensuring oversight of the process by which risks relating to the Company and its operations are managed and for reviewing the operating effectiveness of the Group’s Risk Management process. Group Risk team – Manages all aspects of the Group’s approach to Enterprise Risk Management including design and implementation of processes, tools, and systems to identify, assess, measure, manage, monitor, and report risks. – Facilitates implementation and co-ordination through Business Area Risk Champions. – Provides resources and training to support process. – Reports regularly on risk to the Executive Committee. – Prepares Board and Group Risk Committee reports. Internal Audit – Provides independent assurance to the Board and Audit Committee on the effectiveness of the Group’s Risk Management process. – Provides annual assessment of effectiveness of Enterprise Risk Management. Group Risk Team Internal Audit Board of Directors and Board Committees Executive Committee Business Area and Function Like all businesses, we face risks and uncertainties. Smith+Nephew has developed an enterprise risk management framework, together with supporting policies and procedures, to support risk management and value creation. Successful identification and management of existing and emerging risks is critical to the achievement of strategic objectives and to the long-term success of any business. Risk management is therefore an integral component of our corporate governance. Our risk governance framework Our Board has responsibility for oversight of risk management, setting risk appetite and monitoring the application of our risk framework including strategy, execution, and outputs of risk reviews by the business and Group Risk team. The Board cascades its approved risk appetite throughout our organization through the Executive Committee, risk owner community and our Group management teams. The Board assesses the effectiveness of risk management and internal control over financial reporting through the Audit Committee who conduct regular reviews of reporting on principal risks, the risk management framework and internal control processes. Further details of the Audit Committee’s work in this area is set out below on pages 81 and 82. Our Risk Management Policy, endorsed by our Chief Executive Officer, is supported by an Enterprise Risk Management Manual and the Group Risk team providing training to Risk Champions appointed for each of our global business units and relevant functions. Risks continue to be managed through a ‘top-down’ and ‘bottom-up’ process, with regular oversight from the Executive Committee, quarterly reports to the Audit Committee and regular reports to the Board on any specific areas of focus. Our risk management life cycle 78 Smith+Nephew Annual Report 2024

How we assess our principal risks through the ‘top down’ process: The Executive Committee review monthly trends in operational risk in respect of each of the principal risks. They also conduct a formal ‘top down’ evaluation of risk, consisting of the assessment of ‘grey swan’ scenarios and a round-table discussion of significant and emerging risks. The output of this session is used to ensure that the bottom-up risk registers align to the top-down assessment of risks faced by the Group, identify any required update to gross and net risk scores, mitigation plans and any required overarching changes to the principal and emerging risks. Emerging risks We define emerging risks as risks that are perceived to be potentially significant but have not yet been fully understood and/ or assessed. As part of the bottom-up risk management process defined above, the emerging risk identification process requires fresh thinking on what new and emerging risks may be relevant, using a variety of techniques including review of external thought leadership and geopolitical and macroeconomic risk indicators and events, risk identification interviews with key stakeholders, risk identification questionnaires on identified topics relating to emerging risks, group discussion during a risk workshop to determine the likelihood, severity and priority of potential emerging risks and PESTLE (political, economic, social, technological, legal and environmental) analysis. Executive Committee risk owners also scan the horizon for new and emerging risks as part of the ‘top down’ risk management process explained above. Emerging risks identified through these processes are reported up to the Executive Committee via the Group Risk team and ultimately to the Board as part of its annual review of principal and emerging risks. Our risk management process Our Enterprise Risk Management (ERM) framework continues to be based on a holistic approach to risk management. Our belief is that the strategic and operational benefits of proactively managing risk are achieved when ERM is aligned with the strategic and operational goals of the organisation. 1. Risk identification Gain full understanding of any area of uncertainty the Group or business unit/function faces which might create, prevent, accelerate or delay the achievement of our strategy and/or business objectives. Articulate the risk in the relevant risk register including the risk consequence and risk causes. 2. Gross (inherent) risk assessment Measure the risk according to the Group’s impact and likelihood scoring methodology, assuming there are no effective controls in place to manage the risk. 3. Current control identification Identify what is currently being done or proposed to be done to reduce the likelihood and/or impact should the risk occur. 4. Net (residual) risk assessment Measure the risk according to the Group’s impact and likelihood scoring methodology, taking account of the current controls in place and the assessment of how effective they are, and proposed mitigation plans to the extent they are not yet implemented. 5. Risk response planning Assign an individual risk owner and determine whether additional mitigation is required, taking into account the risk appetite for that risk. If further mitigation is required, identify actions and action owners to achieve the additional identified mitigation. Assign risk response, deadline, status and review dates. 6. Risk reporting Risk champions ensure that risk registers are completed and maintained. These risk registers are reported to the Group Risk Team on a quarterly basis. The Group Risk Team prepares a consolidated risk register and principal risk heatmap which is reported to the Audit Committee on a quarterly basis. 7. Monitoring and review Risk and response plans do not remain static and are managed on a rolling basis. Risk management is an agenda item at regular management meetings and there is a defined escalation process for out-of-cycle risk identification and/or material change in risk management status. Risk champions are also charged with discussing the status of mitigation plans regularly with business owners. What we review and actions we take when assessing our principal risks through the ‘bottom up’ process: Smith+Nephew Annual Report 2024 79 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

The following emerging risks identified in 2023 continue to be assessed as relevant emerging risks in 2024: – Our customers, investors and other internal and external stakeholders are increasingly focused on our approach to Environmental, Social and Governance (ESG) matters relevant to our business and how we ensure that we consider ESG considerations in all relevant areas of our business. – We have a formal ESG governance structure (please see Page 69), which flows through to the Board and its Committees to ensure that relevant ESG considerations are taken into account in decision-making processes and are reflected within each of our principal risks as appropriate. – Advances in Artificial Intelligence (AI), machine learning, robotics, and other technologies create opportunities for the Group when supported by an appropriate governance framework. These technologies can help us to innovate to meet unmet patient needs and earn and retain market share through improved productivity and customer service. The governance framework around the use and implementation of AI technologies is designed to provide clear guidance on usage and risk management in order to mitigate the risk of employees or third parties inadvertently disclosing proprietary information or confidential or sensitive data. As many AI tools are limited by the information within the data sets that they are trained on, human oversight is required in order to manage risk and avoid outputs that are inherently biased or untrue. The Group has an internal AI business use policy that defines the governance and controls required to ensure the use of AI is appropriate, transparent, and properly implemented and monitored and training on this policy was delivered to all employees in 2024. In addition, the AI Governance Working Group has been established to implement appropriate governance frameworks around the use of AI within the organisation in order to create value, mitigate risk and ensure compliance within an increasingly complex regulatory landscape, including the EU AI Act. – Increased geopolitical uncertainty: A significant number of elections globally during the past 12 months leading to widespread changes in trade policy and approach, together with increasing regional tensions and conflicts in Ukraine and the Middle East have led to significant changes in the geopolitical landscape since our last Annual Report. Our Executive Committee and our Board continue to review and consult as appropriate both internally and externally on changes in the geopolitical landscape in order to ensure that scenario planning and business continuity planning is undertaken to evaluate the risks and opportunities aligned to our strategic objectives and global business operations. Internal Controls Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a–15(f) and 15d–15(f) under the US Securities Exchange Act of 1934. There is an established system of internal control throughout the Group and our global and regional business units. The main elements of the internal control framework include: – Clearly defined lines of accountability and delegations of authority in relation to the establishment and monitoring of internal controls. – Responsibility for internal controls is held by relevant individuals in the Group and local country management who are accountable for establishing and maintaining internal controls in their respective business and functional areas. – The Group’s IT organisation is responsible for the establishment of effective IT controls within the core financial systems and supporting IT infrastructure. – The Financial Controls & Compliance Group has responsibility for the review of the effectiveness of internal controls over financial reporting including financial, operational, and IT controls. They fulfil this responsibility by either: performing testing directly, reviewing testing performed in-country, or utilising a qualified third party to perform this management testing on its behalf. – The Group Finance Manual sets out financial and accounting policies, and is updated regularly. The Group’s Minimum Acceptable Practices (MAPs) internal control framework is updated annually to adjust to changing business processes or to leverage leading practices. The business is required to self-assess their level of compliance with the MAPs on a monthly basis and remediate any gaps. – MAPs compliance is validated through spot-checks conducted by the Financial Controls & Compliance Group and Internal Audit, as well as during wider Internal Audit reviews performed throughout the year. We continue to leverage a technology solution to facilitate the real time monitoring of the operation and testing of controls and have established KPIs for control performance. – The Internal Audit function executes a risk-based annual work plan, as approved by the Audit Committee. The Audit Committee reviews reports from Internal Audit on their findings on internal financial controls, including compliance with MAPs and from the SVP Group Finance and the heads of the Financial Controls & Compliance, Taxation and Treasury functions. – The Audit Committee reviews regular reports from the Financial Controls & Compliance Group with regard to compliance with the SOX (Sarbanes Oxley) Act. – Additional complementary elements of our control environment include the following: – Business continuity planning, including preventative and contingency measures, back-up capabilities and the purchase of insurance. – Risk management policies and procedures including segregation of duties, transaction authorisation, monitoring, financial and managerial review and comprehensive reporting and analysis against approved standards and budgets. Risk report continued 80 Smith+Nephew Annual Report 2024

– A treasury operating framework and Group Treasury team, accountable for treasury activities, which establishes policies and manages liquidity and financial risks, including foreign exchange, interest rate and counterparty exposures. Treasury policies, risk limits and monitoring procedures are reviewed regularly by the Audit Committee or the Finance & Banking Committee, on behalf of the Board. – Our published Group tax strategy which details our approach to tax risk management and governance, tax compliance, tax planning, the level of tax risk we are prepared to accept and how we deal with tax authorities, which is reviewed by the Audit Committee on behalf of the Board. – The Audit Committee reviews the Group whistle-blower procedures to ensure they are effective. – We have established a working group to evaluate the Group’s material controls for each principal risk aligned to our current ERM framework in preparation to meet requirements under the new reporting obligations set out in the UK Corporate Governance Code 2024. This system of internal control has been designed to manage rather than eliminate material risks to the achievement of our strategic and business objectives and can provide only reasonable, and not absolute, assurance against material misstatement or loss. Because of inherent limitation, our internal controls over financial reporting may not prevent or detect all misstatements. In addition, our projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Entities where the Company does not hold a controlling interest have their own processes of internal controls. Effectiveness of risk management and internal control The Board is responsible overall for reviewing and approving the adequacy and effectiveness of the risk management framework and the system of internal controls over financial, operational (including quality management and ethical compliance) processes operated by the Group. The Board has delegated responsibility for this review to the Audit Committee. Risk management Whilst the Board is responsible for ensuring oversight of strategic risks relating to the Group, determining an appropriate level of risk appetite, and monitoring risks through a range of Board and Board Committee processes, the Audit Committee is responsible for ensuring oversight of the processes by which operational risks, relating to the Company and its operations are managed and for reviewing financial risks and the operating effectiveness of the Group’s risk management process. During the year, the Audit Committee reviewed the risk management processes and progress was discussed at its meetings in February, April, July, and December. The Audit Committee approved the risk management programme for 2024 and monitored performance against that programme, reviewing the work undertaken by the risk champions across the Group, identifying the risks which could impact their areas of our business. Throughout the year, the Audit Committee maintained oversight of our risk management programme, and reviewed the principal risks identified and the heat maps prepared by management showing how these risks were being managed. The Audit Committee discussed the reasons and justifications behind any change in gross or net risk profile and sought to determine the level of comfort of the management team in respect of the effectiveness of the mitigation plans in place. Since the year end, the Audit Committee has reviewed a report from Internal Audit into the effectiveness of the risk management programme throughout the year, considered the principal risks and the actions taken by management to review those risks as well as the Board risk appetite in respect of each risk. Due to the internal promotion of the Senior Director of Risk (having responsibility for the operational implementation of the ERM framework within the Group) to Group Head of Internal Audit during 2024, a third party conducted the review of the effectiveness of the risk management programme in 2024 in order to provide independent assurance to the Audit Committee on the effectiveness of the programme. The Audit Committee concluded that there was an effective risk management process in place throughout 2024 and up to the date of approval of this Annual Report. Internal control The Audit Committee, reviewing the work undertaken by the Internal Audit function, reviews the adequacy and effectiveness of internal control procedures and identifies any significant weaknesses and ensures these are remediated within agreed timelines. The latest review covered the financial year to 31 December 2024 and included the period up to the approval of this Annual Report. The main elements of this review are as follows: – The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2024. Based upon the evaluation, the Chief Executive Officer and Chief Financial Officer concluded on 24 February 2025 that the disclosure controls and procedures were effective as at 31 December 2024. Smith+Nephew Annual Report 2024 81 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

2024 Risk management development and 2025 risk management plan 2024 has seen continuous maturing of how we manage risk aligned to the restructuring of the organisation into the global business unit structure. We reviewed our risk champions and aligned them to our new global business unit structure and provided further training to our new risk champions in addition to the annual training provided to all. We conducted quarterly risk champion workshops focused on topics including business change, product regulation risks, cybersecurity and integration of strategic initiatives. The output of these workshops was reflected in the bottom-up risk registers. We continue to benchmark our risk disclosures against peers as one of many inputs into our assessment of principal and emerging risk. Executive Committee risk owners continued to report and discuss principal risk monthly trends from an operational perspective in Executive Committee meetings which was valuable to evaluate specific occurrences and trends within operational risk profiles aligned to our principal risks. For example, the monthly review would evaluate the impact on the principal risk on pricing and reimbursement of any public announcements from CMS and other regulators. Our work will continue to evolve in 2025 with a particular focus on: – AI risks and opportunities aligned to enterprise strategy – geopolitical risk mapping across the global business – Cyber incident risk mitigation; and – Business Continuity global planning. This will include deep-dive sessions facilitated by internal management team leads and external consultants where appropriate into specific risks with cross-functional teams and our risk champions. The Group Risk team will also continue to influence decision making through effective challenge to risk owners and risk champions in the quarterly review process. – Management is responsible for establishing and maintaining an adequate internal control framework. Based on their assessment, management concluded and reported that, as at 31 December 2024, the Group’s internal control including financial, operational and compliance controls and risk management processes were effective based on those criteria. Having received the report from management, the Audit Committee reports to the Board on the effectiveness of controls. Deloitte, an independent registered public accounting firm, audited the financial statements included in the 2024 Annual Report, containing the disclosure required by this item. Having evaluated the effectiveness of the Company’s internal controls, the Audit Committee has satisfied itself that the Group is meeting the required standards and that the Group’s internal control are effective both for the year ended 31 December 2024 and up to the date of approval of this Annual Report. This process complies with the FRC’s ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ under the UK Corporate Governance Code 2018 and additionally contributes to our compliance with the obligations under the SOX Act and other internal assurance activities. There has been no change during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting. Risk report continued 82 Smith+Nephew Annual Report 2024

Our Strategy for Growth 1Strengthen the foundation to serve customers sustainably and simply 2 Accelerate profitable growth through prioritisation and customer focus 3 Transform our business through innovation and acquisition » See pages 10–13 for further information on our Strategy for Growth A Audit Committee N Nomination & Governance Committee R Remuneration Committee C Compliance & Culture Committee B Board Compliance and reputation – Legal and compliance – Quality and regulatory External – Political and economic Financial – Financial markets – Pricing and reimbursement Operational – Cybersecurity – Global supply chain – Mergers and acquisitions – New product innovation, design & development including intellectual property – Strategy and commercial execution People – Talent management Increased risk Reduced risk No change Risk Grouping Risk change from 2023 Risk oversight Risk key Impact framework We assess our principal risks in terms of their potential impact on our ability to deliver our business strategy. We have grouped our principal risks into five categories: Compliance and reputation, External, Financial, Operational and People. The principal risks are presented in alphabetical order according to their grouping below. 3 2 1 2024 Principal Risks Smith+Nephew Annual Report 2024 83 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

2024 Principal Risks continued Risk report continued Legal and compliance Examples of risks – Failure to act in an ethical manner consistent with our Code of Conduct and Business Principles. – Violation of anti-corruption or healthcare laws, breach by employee or third-party representative. – Misuse or loss of personal information of patients, employees, research subjects, consumers or customers resulting in violations of data privacy laws and regulations, including the General Data Protection Regulation (GDPR). – The development, manufacture and sale of medical devices entails risk of product liability claims or recalls. – Failure to identify new or changes in legal or regulatory and reporting requirements including trade compliance, ESG and AI which result in non-compliance with applicable laws and regulations. – Failure to meet needs of stakeholders relating to increased focus on and regulation of ESG reporting requirements. Actions taken by management – Board Compliance & Culture Committee oversees ethical and compliance practices and programmes. – Global compliance programme, policies and procedures in place and regularly updated to reflect changes in global or market-related laws, regulations and industry codes. – All employees required to undertake training and certify compliance with our Code of Conduct and Business Principles annually. – Group Compliance monitoring and auditing programmes in place with reporting to Executive Committee and Board/Committees. – Established confidential independent reporting channels for employees and third parties to report concerns. – Global trade compliance programme, policies and procedures and training programme. Global trade compliance function partners with business units in order to diligence commercial models, new/developing regulations and implementation of trade compliance policies and procedures. – The ESG Steering Committee assesses new and enhanced regulations and reporting requirements and works cross-functionally to ensure compliance. – The AI Working Group evaluates governance frameworks for AI enterprise strategic projects and regulatory developments. – Monitoring new regulatory and enforcement trends. We are committed to doing business with integrity and believe that ‘doing the right thing’ is part of our mandate to operate. We operate in multiple countries and regulatory authorities in each jurisdiction enforce an increasingly complex pattern of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing, sale and operation of both traditional and digital (including connected and AI enabled) healthcare products and services. Operating across this complex and dynamic legal and compliance environment, which includes regulations on fraud, bribery and corruption, privacy, sustainability and trade compliance, increases the risk of fines, penalties, and reputational damage. We mitigate this through policies, procedures, training and practices designed to prevent and detect violations of law, regulations and industry codes. We conduct risk-based oversight to monitor compliance with our Code of Conduct and associated policies. Compliance and reputation risks Oversight C Link to Strategy 1. Strengthen 2. Accelerate Change from 2023 3. Transform 1 2 3 84 Smith+Nephew Annual Report 2024

Quality and regulatory Examples of risks – Time required by Notified Bodies to review product submissions and site quality systems’ certification time for new products impacts ability to meet customer demand. – Defects in design or manufacturing of products supplied to, and sold by, the Group could lead to product recalls or product removal or result in loss of life or major injury. – Significant non-compliance with policy, regulations or standards governing products and operations regarding registration, design, manufacturing, distribution, sales or marketing. – Failure to obtain proper approvals for products or processes. – Stringent local requirements for clinical data across various markets globally. – Failure to meet stakeholder expectations with regard to increasing sustainability regulations and reporting requirements. Actions taken by management – The Quality departments within each Business Unit regularly monitor activities to comply with new and amended requirements. – Regular engagement with Notified Bodies, MHRA and regulatory representatives to monitor regulatory changes and understand interpretation of legislation. – Comprehensive and documented product quality processes and controls from design to customer distribution in place, with the addition of cybersecurity to new product development projects for relevant products. – Standardised monitoring and compliance with quality management practices through our Global Quality and Regulatory Affairs organisation. – Incident management teams in place to provide a timely response in the event of an incident relating to patient safety. – Governance framework in place for reporting, investigating and responding to instances of product safety and complaints. – Local clinical evidence requirements are included in global new product development projects. Global regulatory bodies continue to increase their expectations of manufacturers and distributors of medical devices not only in respect of quality and regulation of products but also in respect of sustainability requirements. Our products are used in the human body and therefore patient safety is of paramount importance. The European Medical Device Regulation (EU MDR), and multiple other global regulations and changes in standards have increased the focus on clinical and technical evidence, supplier controls and product performance transparency. Our customers and other stakeholders also require us to explain our approach to and demonstrate compliance with increasing sustainability regulations and reporting requirements. Oversight Link to Strategy 1. Strengthen 2. Accelerate Change from 2023 Compliance and reputation risks continued C 1 2 3 Smith+Nephew Annual Report 2024 85 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Political and economic Examples of risks – Global political and economic uncertainty and conflict, including in Ukraine and the Middle East. – Global or regional recession and increasing macroeconomic controls impact on customer financial strength. – Market access rights and changes in policy which negatively impact multinational participants. – Failure to pivot on business strategy in light of changes in trade policy, conflicts and sanction programmes globally. – Failure to implement changes to operating model at pace to address legislation changes in the US and other key markets. – Increases in import and labour costs. – Increases in tariffs and restrictions on global trade. – Inflationary pressures impacting raw materials, freight, salaries and wages. – Failure to meet sustainability targets and public policy changes. – Potential for significant tax rate changes and/or base broadening measures in key jurisdictions where we operate including OECD proposals and US tax reform. Actions taken by management – The Group tax team continually monitors developments in tax legislation and obtain external advice where relevant. – Actively horizon scan, monitor and evaluate potential changes in public policy and legislation and develop plans to mitigate potential risk to operating models in each market. – Actively participate in trade associations to enhance education and advocacy efforts with policymakers. – Continued engagement with governments, administrations, and regulatory bodies to enhance education and advocacy efforts with policymakers. – Implement sustainability strategy aligned to our purpose, business strategy, and culture pillars, and track and benchmark targets within the industry. – Our ESG Operating Committee implements and operationalises ESG strategy and provides data and metrics to monitor implementation. – Global trade compliance programme, policies and procedures and training programme. Global trade compliance function partners with business units in order to diligence commercial models, new/developing regulations and implementation of trade compliance policies and procedures. – Business continuity plans in place with alternative source options identified for critical suppliers and increased safety inventory levels for critical products affected by the conflict in Ukraine and disruptions of travel caused by geopolitical and environmental events. – Ongoing engagement and monitoring/ lobbying on localisation initiatives. We operate a global business and are exposed to the effects of political and economic risks, changes in the regulatory and competitive landscape, trade policies and trade compliance requirements, war, political upheaval, changes in government policy regarding healthcare priorities and sustainability expectations, increasing inflationary pressure, preference for local suppliers, import quotas, economic sanctions and terrorist activities. External risks Oversight Link to Strategy 1. Strengthen 2. Accelerate Change from 2023 B 1 2 3 2024 Principal Risks continued Risk report continued 86 Smith+Nephew Annual Report 2024

Financial Markets Examples of risks – Risk of adverse movement to trading profit due to fluctuating foreign currency exchange rates between our main manufacturing operations (the US, UK, Costa Rica, Malaysia and China) and where our products are sold. – Typically the Group has access to the investment grade funding market, however this can become restricted from time to time for example during periods of financial crisis. – The Group’s credit rating could be downgraded if business underperforms or increases the leverage from capital allocation decisions such as M&A investments. This in turn could reduce access to debt funding. – The cash and short term investments could reduce in value in the event of an insolvency of a financial counterparty. – The rate of interest paid on the Group’s borrowings could increase as a result of increased central bank rates and also increased credit charges required by investors. Actions taken by management – A foreign exchange hedging programme is operated and is overseen centrally by the Group Treasury team. – The Finance and Banking Committee monitors movements in financial markets and treasury management. – Liquidity risk is evaluated through the Going Concern and Viability Statement assessments. – Group funding comprises a variety of public bonds, private placements, and bank facilities with a balanced maturity profile over the next 10 years. The Group works closely with its relationship banks in the revolving credit facility and maintains relationships with public and private debt markets and investors. – Maintaining significant undrawn debt facilities, including for example the revolving credit facility and cash to manage liquidity risks. – Retaining an investment grade credit rating and considering the implications of capital allocation decisions on the ratings. – Investing surplus funds in bank deposit and money market fund instruments with strong credit rated institutions to manage counterparty credit risk exposure whilst preserving the value of the investments. – Actively balancing exposure to interest rate movements through the use of fixed rate borrowing and derivatives. We operate a global business and are therefore exposed to a variety of external financial risks in relation to exchange rate, interest rate and access to funding markets. Volatility in rates can impact our results and it may not be possible to fully mitigate against them. Financial risks Oversight Link to Strategy 1. Strengthen Change from 2023 N/A* A 1 2 3 * Foreign Exchange Principal Risk expanded to Financial Markets Principal Risk to reflect a broader risk subset. Smith+Nephew Annual Report 2024 87 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Pricing and reimbursement Examples of risks – Volume-based procurement in China and other markets. – Limited ability to pass on increased costs such as raw materials, freight, sustainability improvements and the cost of compliance with regulations to our customers. – Reduced reimbursement levels and increasing pricing pressures. – Systemic challenge on number of elective procedures. – Lack of compelling health economics data to support reimbursement requests. – Unilateral price controls/reductions imposed on medical devices. – Price-driven tendering/ procurement processes. – Limited access to non-clinical decision makers. – Impact of global trade policy changes and implementation of tariffs could impact standard cost and margin on pricing. Actions taken by management – Successful 12-Point Plan initiative on pricing strategy and execution resulted in pricing improvement in 2024. Ongoing efforts to mitigate inflationary impact embedded in business-as-usual practices. – Optimise market and portfolio prioritization and portfolio mix and promote differentiated products. – Ongoing development of innovative economic product and service solutions for both Established and Emerging Markets. – Incorporated health economic components into the design and development of new products. – Sales execution and training to improve capability to communicate the clinical and economic value proposition to non-clinical decision makers. – Implementation innovative contracting models designed to support adoption and coverage for healthcare providers and payers. – Ongoing engagement with payer bodies to influence reimbursement mechanisms to reward innovation. – Scenario planning and deep dive evaluation undertaken for key markets and products with continued horizon scanning to support agile positioning in the event of implementation of proposed tariff schemes. Our success depends on our ability to sell our products profitably, despite increasing inflation and costs associated with improving the sustainability of our products, pricing pressures from customers and the availability of and access to adequate government funding and reimbursement to meet increasing demands for our products arising from patient demographic trends. The prices we charge are therefore impacted by budgetary constraints and our ability to persuade customers and governments of the economic value of our products, based on clinical data, cost, patient outcomes and comparative effectiveness. Market developments such as China volume-based procurement, consolidation of customers into buying groups, inflation, increasing professionalisation of procurement departments and the commoditisation of entire product groups continue to challenge prices. We mitigate this through price increases to counteract the impact of inflation where possible, portfolio mix and promotion of differentiated products, including a compelling clinical and economic value proposition. Financial risks Oversight Link to Strategy 1. Strengthen 2. Accelerate Change from 2023 B 1 2 3 2024 Principal Risks continued Risk report continued 88 Smith+Nephew Annual Report 2024

Cybersecurity Examples of risks – Loss or misuse of confidential or sensitive information, intellectual property and/or data privacy breach resulting in both financial and reputational harm. – Inadequate consideration of cybersecurity in the design of new products, systems and/or processes increasing potential for vulnerabilities. – Disruption to business operations and resultant financial and reputational negative impact due to a significant cybersecurity incident. – Enhanced changes in regulatory environment and increased enforcement and reporting obligations. – Increase in sophistication of bad actors/threat profile due to geopolitical instability. – Increasing demand for cybersecurity expertise could impact our ability to attract and retain cybersecurity talent. – Disruption to the business due to critical system infrastructure and applications being unavailable. Actions taken by management – Desktop exercises for management on cybersecurity incidents/ ransomware attacks supported by enhanced policies and procedures approved by the Security & Privacy Steering Committee. – Board awareness session focused on roles and responsibilities and third party consultancy support for cyber incidents. – Cybersecurity maturity programme monitored by the Audit Committee. – Development and implementation of enhanced IT Disaster Recovery Plan and reporting framework for disclosure of cyber incidents. – Ensured every user has access to and is using a secure virtual private network (VPN) when connecting to Smith+Nephew networks to safeguard remote working. – Enhanced global security training and awareness activities including email communications, intranet posts, visuals, videos and email phishing training activities. – Multi-factor authentication tools to reduce the likelihood of remote attacks. – Security information and event management in place to provide real-time analysis of security alerts generated by applications and network hardware. – Regular penetration testing and frequent vulnerability scanning undertaken. – Endpoint protection and intrusion detection/prevention implemented. – Monitor developments from governments/regulators and raise changes and developments with Global IT Security and Security & Privacy Steering Committee. We depend on a wide variety of information systems, programmes and technology to run our business effectively. We also develop and sell certain digitally enabled products that connect to proprietary and third-party networks and/or the internet and increasingly may incorporate certain elements of AI functionality. Our systems and the systems of third parties and the entities we acquire may be vulnerable to a cyber-attack, theft of intellectual property, malicious intrusion, data privacy breaches or other significant disruption. We have a layered security approach in place to prevent, detect and respond, to minimise the risk and disruption of any intrusions and to monitor our systems on an ongoing basis for current or potential threats. Oversight Link to Strategy 1. Strengthen 3. Transform Change from 2023 Operational risks A 1 2 3 Smith+Nephew Annual Report 2024 89 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Global supply chain Examples of risks – Disruption to manufacturing at a single source facility (lack of manufacturing redundancy), including from natural disaster. – Manufacturing and supply chain capacity not adequate to support growth. – Manufacturing and supply chain overcapacity leading to a negative impact on Group profitability. – Constrained supplier sterilisation capacity due to increased regulation and enforcement. – Risks associated with the transition of warehouse and distribution activities to external supplier impacting inbound and outbound logistics. – Supplier failure impacts ability to meet customer demand (single source supplier). – Inadequate sales and operational planning impacts ability to meet customer demand for product. – Excess inventory due to incorrect demand forecasts, inaccurate demand signals and unexpected changes in demand. – Failure of suppliers and distribution partners to achieve and maintain regulatory compliance. – Increasing costs of raw materials and freight. – Increasing salary and wage costs for manufacturing and distribution employees and contractors. – Severe weather patterns, global temperature rise and sea-level rise caused by climate change or natural disaster causes damage to manufacturing or distribution facilities, impacting ability to meet customer demand. – Disruption to the business due to critical system infrastructure and applications being unavailable. – Critical material shortages leading to supply challenges. – Increased freight cycle times due to geopolitical events and conflicts, resulting in disruptions of operations. – Labour attrition and delays in backfilling. – Failure to transform to achieve our sustainability targets. Actions taken by management – Successful implementation of 12-Point Plan initiatives to improve product availability and inventory, enhance procurement and management of transportation costs and optimisation of our manufacturing network. – Adoption of S+N Operating System and enhanced focus on lean manufacturing and quality as part of business-as-usual activities. – Addressing capacity in the network including closure of sites (Tuttlington, BDA, Warwick). – Ongoing implementation of Global Operations transformation programme to optimise manufacturing and distribution centres and reduce single source limitations. – Global Operations project management governance and toolkits to support successful execution of transformation programmes aligned to S+N operating system. – Ongoing risk-based review programmes undertaken for critical suppliers. – Implementation of global, regional and local business continuity and disaster recovery planning programme to support crisis management. – Enhancement of Sales Inventory and Operations (SIOP) process to improve demand and supply planning across all business units to ensure executive oversight of sales and operational planning. – Enhanced co-ordination between commercial, supply chain and logistics to improve forecast accuracy as part of business-as-usual activities. – Comprehensive product quality processes in place from design to customer supply. – Supplier contract agreements to achieve and manage regulatory compliance. – Initiatives ongoing to improve manufacturing efficiency and reduce overhead costs. – Emergency and incident management and business recovery plans in place at major facilities and for key products and key suppliers. – An ESG Steering Committee implements and operationalises ESG strategy and provides data and metrics to monitor implementation. – Investment in flood defences at our operations in Hull and building of a new manufacturing facility for Advanced Wound Management in Melton, UK. Our ability to make, distribute and sell medical products to customers in around 100 countries involves complex manufacturing and supply chain processes. Increased outsourcing, sophisticated materials, and the speed of technological change in an already complex manufacturing process leads to greater potential for disruption in our supply chain. Lack of availability of raw materials and components compound supply and business disruption. Capacity constraints and the regulatory environment, including the increased focus on global regulation of sustainability, increase our exposure to supply chain disturbance. Increasingly frequent climate events increase the likelihood and impact of disruptions to our supply chain. Increased inflationary pressure on production, freight and warehousing and distribution costs increases our risk of failing to achieve accelerated profitable growth. Our business depends on our ability to plan for and be resilient in the face of events that threaten one or more of our key locations. Damage caused by environmental and climate change factors, including natural disasters and severe weather, can and do threaten our critical sites. Oversight Link to Strategy 1. Strengthen 2. Accelerate Change from 2023 Operational risks continued B 1 2 3 2024 Principal Risks continued Risk report continued 90 Smith+Nephew Annual Report 2024

New product innovation, design & development including intellectual property Examples of risks – Failure to develop, partner or acquire a competitively differentiated innovation at pace with competition in the market. – Insufficient long-term planning to respond to competitor and disruptive entries into the marketplace. – Inadequate innovation due to low Research & Development (R&D) investment, R&D skills gap or ineffective product development execution. – Loss of market share due to critical gaps in product portfolio not filled. – Loss of proprietary data due to natural disasters or failure of Product Lifecycle Management (PLM) systems. – Competitors may assert patents or other intellectual property rights against the Group or fail to respect the Group’s intellectual property rights. – Failure to ensure sustainability in new products. Actions taken by management – Ongoing delivery of 12-Point Plan initiatives to reposition our knee and hip portfolio at pace. – Continued product and technology acquisitions and product launches and effective implementation of new product launches. – Global R&D organisation and governance framework providing strategic direction for allocation of R&D investment across all businesses. Clear stage-gate process to continually evaluate R&D investment decisions and development of new products. – Cross-functional New Product Design and R&D processes focused on identifying new products and potentially disruptive technologies and solutions. – Replacing global Product Lifecycle Management systems. – Monitored external market trends and collated customer insights to develop product strategies. – Ongoing monitoring of competitor patent portfolios post product launch and enforcement and monitisation of Group rights. – Ongoing intellectual property training for business counterparts. – Sustainability criteria built into new product development processes. Our product innovation pipeline is becoming broader in scope and increasingly complex, as we focus our efforts on procedure innovation using digital technologies such as connectivity, machine learning, and artificial intelligence. Our focus on high growth and profitable markets requires us to better understand unmet customer needs, drivers of surgical efficiency and patient outcomes, and new country/regional regulations including requirements related to cybersecurity and sustainability. Our innovation pipeline needs to be sufficiently differentiated from our competition in order for us to deliver our commercial ambition. If Smith+Nephew fails to protect and enforce its intellectual property rights successfully, its competitive position could suffer, which could impact profitable, sustainable growth. Mergers and acquisitions Examples of risks – Failure to identify appropriate acquisitions. – Failure to conduct effective acquisition due diligence. – Failure to integrate newly acquired businesses effectively, including integration with Group standards, policies and financial controls. – Failure to deliver on plans to achieve the acquisition business case. Actions taken by management – Acquisition activity aligned with corporate strategy and prioritised towards products, business units and markets identified to have the greatest long-term potential. – Clearly defined investment appraisal process based on range of valuation metrics including return on invested capital, in accordance with Capital Allocation Framework and comprehensive post-acquisition review programme. – Detailed and comprehensive cross-functional due diligence undertaken prior to acquisitions by experienced internal and external experts (including the integration management office). – Compliance and other risks included as part of due diligence reviews, integration plans and reporting for acquisitions. – Integration committee review, approval of integration plans and monitoring of ongoing process. – Board has annual post-deal review session and specific deep dives on acquisitions as appropriate. As the Group grows to meet the needs of our customers and patients, we recognise that we are not able to develop all the products and services required using internal resources and therefore need to undertake mergers and acquisitions in order to expand our offering and to complement our existing business. In other areas, we may divest businesses or products which are no longer core to our activities. It is crucial for our long-term success that we make the right choices around acquisitions and divestments. Failure to identify appropriate acquisition targets, to conduct adequate due diligence or to integrate them successfully or to deliver on the acquisition business case would have an adverse impact on our competitive position and profitability. Oversight Link to Strategy 3. Transform Change from 2023 Oversight B Link to Strategy 3. Transform Change from 2023 Operational risks continued B 1 2 3 1 2 3 Smith+Nephew Annual Report 2024 91 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Strategy and commercial execution Examples of risks – Failure to execute our strategy adequately from high-level ambition to specific actions to make the ambition a reality. – Failure to transition from and embed our 12-Point Plan framework, KPIs and metrics in business-as-usual objectives could slow progress in achieving our strategic objectives. – Inability to keep pace with significant product innovation and technical advances to develop commercially viable products. – Failure to engage effectively with our key stakeholders to meet their evolving needs leading to loss of customers. – Failure to manage distributors effectively leading to stocking and compliance issues. – Inability to satisfy customers’ sustainability requirements and expectations. – Limits on healthcare professional access to medical education. – Failure to achieve potential from acquisitions due to integration challenges. – Failure to effectively implement core elements of business change prevents our projects and programmes achieving the intended benefits and disrupts existing business activities. Actions taken by management – Changed our commercial operating model from a franchise and regions model to business unit model. – Continued Executive oversight of changes to our commercial operating model and focus on commercial execution as part of business as usual activities following delivery of the 12-Point Plan. – Strategic planning process clearly linked to business, operations and Group risk. – Continued new product launches and monitoring of innovation pipeline. – Enhanced implementation of Sales Inventory and Operations (SIOP) process to improve demand and supply planning across all business units. – Enhanced accessible digital sales information and training modules for sales staff. – Enhanced virtual medical education platforms and enhancement of the education offerings of the Smith+Nephew Academy. – Continued focus on product and technology acquisitions and product launches and effective implementation of new product launches. – Enhanced project management governance, toolkits and project steering committee oversight to support successful execution of programme and projects. The long-term success of our business depends on developing our vision and strategy and setting the right strategic priorities in our three-year strategic plan following the successful conclusion of the 12-Point Plan and executing on our plans to deliver priority initiatives in highly competitive markets. This requires effective communication and engagement both internally on a cross-functional basis within our global business unit organisational structure and with our customers, suppliers and other stakeholders. We must also successfully embed the right governance structures, accountability and capabilities across the Group and ensure we adjust and refine strategic priorities and business models when necessary. The pace and scope of our business change initiatives may increase execution risk for the change programmes as well as for our business-as-usual activities. Failure to execute on priorities will impact our ability to continue to grow our business profitably and sustainably and to serve our customers. Oversight B Link to Strategy 1. Strengthen 2. Accelerate Change from 2023 3. Transform Operational risks continued 1 2 3 2024 Principal Risks continued Risk report continued 92 Smith+Nephew Annual Report 2024

People Talent management Examples of risks – Loss of key talent, high attrition and lack of appropriate succession planning in context of required skillsets for future business needs. – In the event that the Company’s remuneration strategies, quantum and structure, particularly in terms of long term incentives for US executives, are not adequately addressed to better align to local market norms, the Company may not be able to effectively compete for, attract and retain talent, which may impact management stability, internal talent pipeline development and the ability for management to drive value creation. – Loss of competitive advantage due to an inability to attract and retain top talent. – Loss of intellectual capital due to poor retention of talent. – Failure to attract talented and capable candidates. – Increased talent movement globally due to shifting personal work-life balance priorities. – Failure to align to market salary expectations. Actions taken by management – Our 2024 Remuneration Policy included a package of long-term incentive plan adjustments for US Executive Directors to be more closely aligned with norms in the US in terms of structure and quantum. – Completed a review of our short and long-term incentive plan arrangements for employees and implemented several changes to ensure our arrangements remain market competitive to attract and retain talent. – Talent planning and people development processes are well established across the Group. – Talent strategy, management and succession planning is discussed twice yearly by the Board and regularly by the Executive Committee. – Utilising ‘Success Profiles’ that have been created for our high value roles to benchmark talent against requirements needed for success in critical roles. – Focusing on enhancing people leader capabilities, delivered from line leading training. – Identification of high-value roles and ensuring that these roles are filled with our high-performance individuals with strong succession plans in place. – Provided employees with access to tools and resources to manage their emotional, physical, and mental wellness. – Continued focus on inclusion in order to foster culture of belonging within the organisation and promote engagement, attraction and retention of top talent. Recruitment and retention of top talent and minimising attrition is a critical risk which requires a strong engagement process. We recognise that people leadership, effective succession planning and the ability to engage, retain and attract talent is a key lever of success for our business. Failure to do so places our ability to execute the Group strategy and to be effective in the chosen market/discipline at risk. Oversight Link to Strategy 1. Strengthen 2. Accelerate Change from 2023 People C 1 2 3 Smith+Nephew Annual Report 2024 93 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

How we assess our prospects During the year, the Board has carried out a robust assessment of the Principal Risks affecting the Company, particularly those which could threaten the business model. These risks, and the actions being taken to manage or mitigate them, are explained in detail on pages 78–93 of this Annual Report. In reaching our Viability Statement conclusion, we have undertaken the following process: – The Audit Committee reviewed the Risk Management process at their meetings in February, April, July and December, receiving presentations from the Group Risk team, explaining the processes followed by management in identifying and managing risk throughout the business. – In July and November 2024, the Executive Committee met to review the 2024 Principal Risks (the top-down risk review process). The Executive Committee was asked to consider the significant risks which they believed could seriously impact the profitability and prospects of the Group and the Principal Risks that would threaten its business model, future performance, solvency or liquidity. – All Executive Committee members nominated the Risk Champions and have worked with them to prepare and maintain risk registers. The Risk Champions nominated by the Executive Committee are senior employees and sufficiently tenured with the organisation to adequately identify and manage risk. – Using the outputs from the Business Area ‘bottom-up’ risk identification completed quarterly throughout the year and following ‘top-down’ discussions with the Executive Committee, the most significant risks affecting our organisation were presented to the Executive Committee for approval in November as the draft 2024 Principal Risks facing the Company and again in January 2025 as final disclosures. – In assessing our TCFD risks we concluded that climate-related risks are not significant in our viability horizon of three years. Nonetheless, the impact of extreme weather events have been considered in our operational risk scenarios. – All relevant executives have attested alignment to the Group’s Enterprise Risk Management process as part of the annual certification on governance, risk, and compliance. – The Board debated and agreed the risk appetite for each of the Principal Risks in February 2024. – Final Principal Risks were presented to the Audit Committee and the Board in February 2024 for their consideration and approval. – Throughout the year, a number of reviews into different risks were conducted by the Board, the Audit Committee and the Compliance & Culture Committee looking into the nature of the risks and how they were mitigated. Assessment period The Board have determined that the three-year period to December 2027 is an appropriate period over which to provide its Viability Statement. This period is aligned to the Group’s Strategic Planning process and reflects the Board’s best estimate of the future viability of the business. Scenario testing To test the viability of the Company, we have undertaken a robust scenario assessment of the Principal Risks, which could threaten the viability or existence of the Group. These have been modelled as follows: – In carrying out scenario modelling of the Principal Risks on the following page we have also evaluated the impact of a severe but plausible combination of these risks occurring over the three-year period. We have considered and discussed a report setting out the terms of our current financing arrangements and potential capacity for additional financing should this be required in the event of one of the scenarios modelled occurring. – We are satisfied that we have robust mitigating actions in place as detailed on pages 78-93 of this Annual Report. We recognise, however, that the long-term viability of the Group could also be impacted by other, as yet unforeseen, risks or that the mitigating actions we have put in place could turn out to be less effective than intended. Viability Statement Having assessed the Principal and Emerging Risks, the Board has determined that we have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over a period of three years from 1 January 2025. In our long-term planning we consider horizons of between five and 10 years. However, as most of our efforts are focused on the coming three years, we have chosen this period when considering our viability. Our conclusion is based on the Strategic Plan reviewed and approved by the Board in December 2024. We will continue to evaluate any additional risks which might impact the business model. By order of the Board, on 24 February 2025. Helen Barraclough Company Secretary Our Viability Statement Risk report continued 94 Smith+Nephew Annual Report 2024

2024 Scenarios modelled Scenario 1: Global economic downturn, operational risk and mergers and acquisitions Significant global economic recession, leading to sustained lower healthcare spending across both public and private systems. Action taken: We have modelled 10% lower revenue throughout 2025 and 5% lower revenue throughout 2026. Reduced reimbursement levels and increasing pricing pressures. Action taken: We have modelled annual price erosion of 1% impacting all product lines, along with a full drop through impact on profit in each of the periods 2025–2027. Inability to keep pace with significant product, innovation, and technical advances to develop commercially viable products, losing significant market share to the competition. Action taken: We have modelled 1% lower growth than planned for a key product range in the US, along with a full drop through impact on profit in each of the periods 2025–2027. Key supplier disruption – resulting in our inability to manufacture and supply a few key products for a full year. Action taken: We have modelled an interruption to receiving goods from a key supplier for a period of one year in 2026. Increases in raw materials, freight and labour costs. Action taken: We have modelled an increase in our input costs by an additional 5% in each of the periods 2025–2027, due to continued inflationary pressures. Risk of adverse trading margins due to fluctuating foreign currency exchange rates across our markets. Action taken: We have modelled a reduction in profitability in 2026 and 2027 due to a weakening in other currencies relative to the US Dollar by 5%. Failure to integrate newly acquired business effectively to achieve expected growth. Action taken: We have modelled a scenario of 12 months of revenue loss due to delay in getting FDA approvals on CartiHeal in 2026. Link to strategy – Strengthen the foundation to serve customers sustainably and simply. – Transform our business through innovation and acquisition. – Accelerate profitable growth through prioritisation and customer focus. Link to Principal Risks – Strategy and commercial execution. – New product innovation, design & development including intellectual property. – Global supply chain. – Legal and compliance. – Political and economic. – Talent management. – Pricing and reimbursement. – Mergers and acquisitions. Scenario 2: Financial Markets, global supply chain, legal, regulatory and compliance risks and cybersecurity Data privacy failure – giving rise to a significant fine or loss. Action taken: We have modelled a one-off significant fine from regulator of 2% of revenue or loss resulting from a data privacy issue in 2025. Failure to obtain proper regulatory approvals for products or processes impacting our ability to sell products. Action taken: We have modelled the complete loss of revenue from a key product effective in mid-2025 for two years, and returning to lower volumes in mid-2027. Disruption to a Global Distribution Centre (GDC) preventing our ability to supply our customers with all products from the applicable GDC for one quarter. Action taken: We have modelled an inability to supply products from one of our GDCs for one quarter of 2026. Product liability claim. Action taken: We have modelled a group of product liability claims resulting in a settlement agreement requiring cash payment in each of the periods 2025–2027, without any insurance coverage. Disruption to business operations due to a significant cybersecurity incident. Action taken: We have modelled one of our key regions being unable to invoice also affecting shipping and tracking of deliveries for one month due to a disruption to our IT infrastructure in 2025. Link to strategy – Strengthen the foundation to serve customers sustainably and simply. Link to Principal Risks – Legal and compliance. – Quality and regulatory. – Global supply chain. – Foreign exchange. – Cybersecurity. Smith+Nephew Annual Report 2024 95 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

We live our purpose through our culture pillars of Care, Courage and Collaboration to use technology to take the limits off living, and help other medical professionals do the same. Understanding stakeholder views is critical to our Purpose. Our ambition is to transform into a structurally higher growth company through our Strategy for Growth: Strengthen the foundations in commercial and manufacturing to enable us to serve customers sustainably and simply, and deliver the best from our core portfolio. Accelerate our growth profitably through robust prioritisation of resources and investment, and with continuing customer focus. Transform ourselves for higher long-term growth, through investment in innovation and acquisitions. The Board recognises that aligning the interests of our stakeholders with our Purpose, Strategy and Culture Pillars is fundamental to sustainable growth. » See pages 51–57 for more on Life Unlimited » See pages 59–63 for more on our culture » Read more in the Chief Executive Officer’s Review pages 10–13, and the Governance report on the Board activities on pages 113–115. » Read more about the Board’s s172 duties on pages 116–117. The Board considers the potential impact on the Company’s key stakeholders and takes their views and interests into account when making decisions. The pages referenced in each of the following sections provide examples of our approach to stakeholder engagement and how the Board considers their views and the impact of decisions on key stakeholder groups. The Board is committed to taking a long-term view in order to deliver sustainable value creation for shareholders and other stakeholders. Our s172 statement on pages 116–117 provides further details on how the Board discharges its duties under s172 of the Companies Act 2006. The Board seeks to engage with and build positive relationships with all stakeholders and understands the importance of ensuring that the views and interests of all stakeholders are considered in the delivery and oversight of the Company’s strategy and culture. We are a leading portfolio medical technology company and Our Purpose is Life Unlimited – we exist to restore people’s bodies and their self-belief. Our Stakeholders Engaging with our stakeholders Our People Our Shareholders Governments and regulators Environment and communities Customers and suppliers 96 Smith+Nephew Annual Report 2024

Our People Our Employees are crucial to the success of our business. Creating a culture of belonging and an environment that fosters innovation delivers business success and strengthens engagement. How we engage – Direct engagement led by a number of Non-Executive Directors through Board/employee listening sessions has been an insightful way to understand more about the Company culture, employee engagement and inclusion and belonging. – Site visits and Board meetings at our offices enable the Board to meet with our employees for further engagement. – The “Direct to Deepak” section of our intranet and townhalls addresses employee questions, comments and feedback. – Review of the Gallup employee engagement survey responses and our Culture session at the Compliance & Culture Committee (CCC) provide insight into employee views and sentiment. – Board inductions enable the Board to hear directly from employees on purpose, strategy and culture. – Engagement with our Employee Inclusion Groups (EIGs) on site visits enables the Board to engage with a wider cross section of the employee community. – The Remuneration Committee and the CCC receive updates at each meeting on the activities of our EIGs, and enable an ongoing review of programmes to support the wider workforce. – The Board and its Committees are provided with updates on leadership, talent development and succession planning for senior executives. – Marc Owen is our Non-Executive Director who has responsibility for ensuring Board engagement with the wider workforce in his role as Chair of the CCC. 2024 Outcome/impact – In 2024 the Company received the Gallup Exceptional Workplace Award. In the sixth year of running the Gallup Engagement Survey, the Board noted an 92% participant survey completion rate and improved scores on most questions, supporting the view that employee engagement continues on a positive trajectory. – The Board received valuable feedback from the 2024 listening sessions focusing on several key topics including the new Global Business Unit model, new leaders, remuneration, 12-Point Plan initiatives within Operations and the ways in which corporate functions enable success. – The site visits to Hull and Croxley in the UK, Pittsburgh, Memphis and Andover in the US, and Coimbra, Portugal provided an opportunity for informal employee touchpoints as well as more formal presentations which enable the Board to measure and monitor the culture of the organisation. – Feedback from the CFO and new Non-Executive Directors has been positive on the breadth and depth of the induction programme. 2025 Focus – 2025 listening sessions will focus on each global business unit (Orthopaedics, Sports Medicine & ENT and Advanced Wound Management). Engagement with our stakeholders, including employees, investors, customers and suppliers, governments and regulators and our local communities provides valuable feedback and insight for the Board into what matters to stakeholders most, and helps to foster greater understanding of the impact of decisions on each of our key stakeholder groups. Significant areas of interest – Purpose, strategy and culture – Leadership and succession planning – Talent, retention and opportunities for development and progression – Employee wellbeing and cost of living – Inclusion and belonging – A healthy and safe working environment Although members of the Board engage directly with stakeholders as part of site visits, listening sessions and informal employee engagement touchpoints, engagement with stakeholders mostly takes place at an operational level and the Board forms its views through reports and information presented to it by management. Management are asked to outline and present the potential impacts on stakeholders to the Board where appropriate during discussions and the decision making process. In matters brought to the Board for discussion and approval, the Board considers the likely consequences and impact on stakeholders in the longer term, and carefully considers their interests as part of the decision-making process in the interests of the Company as a whole. » See pages 59–63 for People and pages 126–129 for Compliance & Culture Committee Smith+Nephew Annual Report 2024 97 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Our Shareholders Our Shareholders are the owners of our business. The Board seeks to engage with them regularly throughout the year to understand their perspectives on performance, value, risk and governance. See www.smith-nephew.com for our Investor presentations. How we engage – Face to face engagement at our in-person AGM at the Company’s Croxley offices enables investors to have the opportunity to engage with Board members and management. – Our Remuneration Committee Chair together with our Chair engaged and communicated with investors comprising more than 75% of our issued share capital as part of the consultation process on our 2024 Remuneration Policy. – Our Chair, CEO and CFO regularly engage with investors during the year on topics such as strategy, financial performance, operational excellence, remuneration, talent management and succession planning, sustainability and diversity. – Our Chair and Senior Independent Director engage with investors and governance teams on topics of investor interest including Board composition, diversity and sustainability. – Our CEO and our CFO engage regularly with investors as part of an ongoing dialogue throughout the year as well as through the post results roadshows and Q&A sessions. – The Board receives analyst reports, reviews the share register and receives reports on investor meetings at every Board meeting as well as investor perceptions of the Company from external advisors. 2024 Outcome/impact – The Chair, CEO and CFO engaged in more than 150 investor meetings during the year. – Good engagement with debt investors and a strong credit story led to high demand and attractive pricing for our USD Bond issuance in March 2024. – Further to the extensive shareholder consultation exercise around the 2024 Remuneration Policy, the Board resolved to adopt and implement the Policy and the Restricted Share Plan on the terms approved by the majority of shareholders at the AGM. – Recommended a final dividend for the FY2024 of 23.1c per ordinary share (46.2c per ADS) to shareholders for approval at the 2025 AGM; and declared an interim dividend for HY2024 of 11.10 pence per ordinary share. – The Board and management regularly discuss investor sentiment, perspectives and expectations on performance improvement, value creation and cost management. Board listening sessions Significant areas of interest – Strategy, business model and performance – Capital allocation and dividend – Cost management and restructuring programmes. – Remuneration – Leadership and succession planning – Sustainability – Inclusion and belonging » See pages 272–277 for shareholder information “The Board listening session was a great experience and gave me a real feel for the employee perspective on the strategy and direction of the Company, particularly following the change to a global business unit structure. The listening sessions cover a broad range of topics, and in doing so, help us to gather direct feedback which supports the effective governance and oversight of the Board. They are an important way for us to engage and communicate with employees and help to build trust and alignment on the organisation’s key priorities.” Kartarzyna Mazur Hofsaess Non-Executive Director “Having the opportunity to engage with our people in Board listening sessions is a privilege. It enables Board members to gain valuable insights into the culture of the organisation, the connection to our purpose of Life Unlimited and how our employees live our culture pillars of Care, Collaboration and Courage. I have been consistently impressed with the professionalism, commitment and drive of our people to meet the needs of our customers, patients, their colleagues and to serve the communities in which they live and work, especially during a time of transformation within the Company. These sessions also help us as a Compliance & Culture Committee to understand the vitality of the culture of the organisation and the views of our employees as they continue to drive performance and execution aligned to the Company’s strategy.” Bob White Non-Executive Director Engaging with our stakeholders continued 98

Governments and regulators We focus on product safety, compliance and doing business the right way in order to achieve the full potential of our portfolio. The Company reports regularly to the Board on its engagement with industry bodies and similar organisations on key issues impacting the organisation and the MedTech industry more broadly. Our Environment and communities People, Planet and Products are at the heart of our ESG strategy aiming to create a positive impact on our communities, reduce the impact on our environment and enable us to innovate sustainably Significant areas of interest – Product safety – Compliance with applicable legal and regulatory requirements – Promotion of fair competition – Social and economic concerns Significant areas of interest – Investment and innovation in local communities – Understanding how the Company’s business impacts local communities and the environment How we engage – The Board approves the Sustainability Strategy annually and receives updates on ESG initiatives and stakeholder feedback at each meeting as appropriate. – Updates on performance and progress on key environment and social metrics are provided at each CCC meeting. – Updates on reporting and disclosures are included at each Audit Committee meeting. – Remuneration Committee determines ESG metrics for remuneration purposes liaising closely with the CCC to ensure that metrics are quantifiable and measurable. – The Chair, CEO and Company Secretary as well as other members of senior management attend industry roundtable and panel discussions on ESG matters which impact the Company. 2024 Outcome/impact – As part of strategic planning and investment choices, the presentations received by the Board for consideration include analysis on the potential impact of key projects on all stakeholder groups including the environment and communities. – Remuneration Policy 2024 includes ESG metrics for both short-term and long-term incentive plans. – We provide grants and donations to charitable or not-for-profit organisations, medical institutions, accredited educational programme vendors, medical foundations and professional societies. In 2024, giving activities totalled approximately $7million. – 30 Smith+Nephew colleagues from six different countries – the UK, US, Denmark, Netherlands, France, and Switzerland – completed a challenging 470 km cycle ride from Croxley to Paris, with the shared goal of raising funds for Leukaemia Care, a charity dedicated to supporting individuals affected by blood cancer. How we engage – Engagement with local representatives from the Chamber of Commerce at the Pittsburgh site visit. – Updates are provided on our Global Compliance programme with applicable metrics and monitoring at each CCC meeting. – The Board and CCC receive updates on product quality and regulatory matters and compliance with applicable laws and regulations. – The CEO and other senior leaders engage through industry bodies such as AdvaMed, Medtech Europe and similar organisations in order to advocate for and provide perspectives on core issues which are of critical importance to the MedTech industry. – The CEO and senior management meet with governments and regulators, as applicable. 2024 Outcome/impact – The CEO and other senior leaders participated in a number of industry meetings and interest groups in order to drive issues of critical importance to both the organisation and the MedTech industry. – The CCC received reports on product and regulatory audits which provide comfort and confidence that product safety is being managed and maintained effectively. – The CCC and Board also receive updates from the Group General Counsel relating to any material legal matters of which the Board should be aware. – The Board and its Committees are provided with updates on new or amended laws, regulations and reporting requirements such as CSRD, the revised UK Corporate Governance Code, European Crime and Corporate Transparency Act and the likely impact of new regulations on the organisation. Number of patients supported through product donations 380,000+ » See page 35 for Quality & Regulatory Affairs » See pages 65–77 for ESG report Smith+Nephew Annual Report 2024 99 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Our customers and suppliers Healthcare Professionals and patients are central to all that we do. Effective engagement with our suppliers ensures we have the right resources to support our growth and that those who partner with us are committed to doing business in a way which is consistent with our Code of Conduct and our values. Further information about our relationship with other stakeholders, including the local communities in which we operate and the impact of climate change on our business, can be found in the Sustainability Report on pages 8 and 23. Significant areas of interest – Innovation and improved outcomes – Ensuring product quality, compliance with regulations and doing business the right way – Partnering with suppliers to ensure business is done the right way – ESG How we engage – The Board reviews the portfolio strategy throughout the year, together with acquisition pipeline for key assets to accelerate innovation and respond to customer and patient unmet needs. – The Board and CCC are provided with updates on product quality, regulatory matters, complaints, legal, compliance and ethical matters. – Our customers continue to focus on ensuring that ESG and sustainability are taken into account in our decision making aligned with their own policies and procedures. – We work with third parties who adhere to our Code of Conduct, Business Principles and health, safety, social and environmental standards consistent with our own. Our Third Party Guide to working with Smith+Nephew is located on our website at: https://www.smith-nephew.com/en/ compliance#code-of-conduct-+- third-party-guide-+-global-policies and sets out our requirements for third parties based on the laws, regulations and industry codes that apply to Smith+Nephew. 2024 Outcome/impact – The Board and CCC received regular reports on quality audits as part of ongoing monitoring. – The CCC monitors the Company’s response to new regulations impacting our products, quality and regulatory matters and FDA and other regulatory engagement and reports to the Board at each Board meeting. – Monitoring of supply chain and procurement matters is reviewed regularly by the Board with a focus on outcomes of the 12-Point Plan initiatives and metrics. – The Board approved the Modern Slavery Statement, available on our website at https://www.smith-nephew.com/en-us – Board review of our Sustainability Strategy ensures a clear link to stakeholders and issues of importance to customers. – The Board and CCC receive reports at each meeting on sustainability matters which take into account the views and requirements of our customers and in turn how we engage with our suppliers to reflect customer approach. – See also Sustainability Report for further details on how we plan to continue to consider areas of importance to our customers. The Strategic Report comprising pages IFC–100 was approved by the Board on 24 February 2025. Deepak Nath, PhD Chief Executive Officer » See pages 29–31 on innovation highlighting initiatives designed to support unmet customer needs. » See pages 8 and 34–39 of our Sustainability Report which highlight our customer and supplier focus. Engaging with our stakeholders continued 100 Smith+Nephew Annual Report 2024

Corporate governance Governance at a glance 102 Board leadership and company purpose Board of Directors 104 Executive Committee 108 Division of responsibilities Corporate governance framework 110 How we are governed 111 Board activities and priorities 113 S172 statement 116 Composition, succession and evaluation Nomination & Governance Committee report 119 Compliance and culture Compliance & Culture Committee report 126 Our culture 129 Audit Risk and Control Audit Committee Report 130 Remuneration Remuneration Committee Report 136 Remuneration at a glance 140 Directors’ Remuneration policy 142 Annual Remuneration Report 154 Directors’ report 174 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 101

Governance at a glance

The Board continues to be committed to maintaining the highest standards of corporate governance and ensuring purpose, values and behaviours are consistent across Smith+Nephew.

Board composition as at 24 February 2025

Board ethnicity



- White British or White (including minority white groups) 10
- Asian/Asian British 2

Board nationality



- British 7
- American 3
- British/American 1
- Polish/German 1

Board tenure



- 0-3 years 7
- 3-6 years 3
- 6+ years 2

» See more on pages 104–107 and 121–122

Board gender diversity



33.3% female **66.7% male**

As at 31 December 2024, Board gender diversity was 27.3% female, 72.7% male.

» See more on page 122

Senior Board Positions

- Chair
- Chief Executive Officer
- Chief Financial Officer
- Senior Independent Director

2024 Board sites visit map

1 Coimbra, Portugal
2 Andover, US
3 Memphis, US
4 Brisbane, Australia
5 Fort Worth, US
6 Singapore
7 Pittsburgh, US
8 Croxley, UK
9 Hull, UK
10 Munich, Germany
11 Aarau, Switzerland
12 Penang, Malaysia



» See more on page 118

102 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Board and Committee attendance

Committee key: Member of the Audit Committee (A); Member of the Remuneration Committee (R); Member of the Nomination & Governance Committee (N); Member of the Compliance & Culture Committee (C); Committee Chair (orange)

During 2024 there were eight scheduled Board meetings

			Total meetings				
			Board	Nomination & Governance	Compliance & Culture	Audit	Remuneration
Attendees[1]	Appointed	Committee membership	8	5	4	7	8
Rupert Soames	April 2023	N (Chair), R	8/8	5/5	N/a	N/a	8/8
Deepak Nath	April 2022		8/8	N/a	N/a	N/a	N/a
John Rogers	April 2024		7/7	N/a	N/a	N/a	N/a
Anne-Françoise Nesmes	July 2020		1/1	N/a	N/a	N/a	N/a
Angie Risley	September 2017	N, R (Chair)	7/8	5/5	1/1	N/a	8/8
Jo Hallas	February 2022	A, C	8/8	N/a	3/3	7/7	N/a
Simon Lowth	January 2024	A, N	8/8	5/5	N/a	7/7	N/a
John Ma	February 2021	C	7/8	N/a	4/4	N/a	N/a
Jez Maiden	September 2023	A (Chair), R	8/8	N/a	N/a	7/7	8/8
Katarzyna Mazur-Hofsaess	November 2020	C	8/8	N/a	3/4	N/a	N/a
Rick Medlock	April 2020		1/1	N/a	N/a	2/2	N/a
Marc Owen	October 2017	A, C (Chair), N	8/8	5/5	4/4	7/7	N/a
Bob White	May 2020	C, R	8/8	N/a	4/4	N/a	8/8

1 Anne-Françoise Nesmes stepped down as CFO on 1 April 2024 and was replaced by John Rogers on the same date. Rick Medlock stepped down from the Board on 1 May 2024. Jo Hallas became a member of the Compliance & Culture Committee on 1 May 2024, with Angie Risley stepping down from the Committee on the same date.

UK Corporate Governance Code

UK Corporate Governance Code 2018 (the Code): 2024 Statement of Compliance

Throughout the year ended 31 December 2024, the Company complied with all the provisions of the Code and the Disclosure Guidance and Transparency Rules requirements to provide a Corporate Governance Statement.

The Company's American Depositary Shares and bonds are listed on the New York Stock Exchange (NYSE), and we are therefore subject to the rules of the NYSE as well as to US securities laws and the rules of the Securities and Exchange Commission (SEC) applicable to foreign private issuers. We comply with the requirements of the NYSE and SEC and have no significant differences to report between the US and UK corporate governance standards.

How we comply with the Code

Board leadership and company purpose

Board focus on the long-term sustainable success of the Company. It leads by example, ensuring effective engagement with, and considering the interests of, stakeholders.

Division of responsibilities

Effective leadership, with the correct balance of Executive and Non-Executive Directors with clear definition of the respective responsibilities of the Board and the executive leadership.

Composition, succession and evaluation

Ensures an appropriate balance of skills, experience and knowledge. An effective evaluation of Board performance and succession planning is crucial in this.

Compliance and culture

Driving performance aligned to the Life Unlimited Purpose and its culture around Care, Collaboration and Courage. Ensuring business is conducted ethically.

Audit, risk and internal control

With the oversight of the Board, the Audit Committee oversees the independence and effectiveness of internal and external audit functions, satisfies itself on the integrity of financial and narrative statements, and reviews the effectiveness of processes to manage risk and internal control.

Remuneration

Aims to ensure that the executive team is appropriately and fairly incentivised, and aligned with long-term, sustainable strategic execution. We also monitor wider colleague remuneration across the business.

Smith+Nephew Annual Report 2024

103

Key skills and competencies: Rupert has extensive global leadership experience, a proven track record of delivering shareholder value and a deep understanding of UK corporate governance. Current external appointments: Chair of the Confederation of British Industry. Previous experience: Rupert stepped down in December 2022 after nine years as Group Chief Executive from Serco Group plc, the specialist services business in Health, Defence, Transport and Immigration. Previously, he was Chief Executive Officer of Aggreko plc for 11 years and prior to that Chief Executive of Misys plc’s Banking and Securities Division. Rupert was Senior Independent Director and a member of the Audit, Remuneration and Nomination Committees for both DS Smith and Electrocomponents plc (now RS Group). Nationality: British N R Key skills and competencies: Deepak brings global leadership and risk management expertise and has a track record of driving growth at major healthcare companies through delivering a significant improvement in execution and building a strong results-focused culture. Current external appointments: Director of MDIC (effective February 2025) and AdvaMed. Previous experience: He began his career as a scientist in computational physics at Lawrence Livermore National Laboratory and holds a BSc and MSc in Mechanical Engineering and a PhD in Theoretical Mechanics from the University of California, Berkeley. Prior to joining Siemens Healthineers, he held roles at both Amgen and McKinsey and spent 10 years at Abbott Laboratories, Inc. culminating in his appointment as President of Abbott Vascular. At Siemens Healthineers (2018–2022) he was President of the Diagnostics business responsible for $6 billion of revenue and 15,000 employees. Nationality: American Key skills and competencies: John has extensive financial and commercial leadership experience across a range of sectors and on a global basis, as well as a track record of delivering complex international transformation programmes. Current external appointments: Non-Executive Director of Grab Holdings Limited. Previous experience: John has served as the Chief Financial Officer at WPP plc, where he successfully led the implementation of their global transformation programme. Prior to this, he served as Chief Executive Officer of Argos, Habitat and Sainsbury’s clothing and general merchandise businesses, and as Chief Financial Officer at J Sainsbury plc. John also acted as Chair of the Audit Committee for Travis Perkins. Nationality: British Board of Directors Board leadership and company purpose Deepak Nath Chief Executive Officer Appointed Chief Executive Officer in April 2022. Rupert Soames OBE Chair Appointed as an Independent Non-Executive Director in April 2023 and as Chair in September 2023. Key skills and competencies: Angie has held both executive and non-executive roles in a wide range of sectors, including a regulated environment, ensuring she is well placed to fulfil her obligations as Senior Independent Director. Angie has gained experience in a wide range of sectors, including a regulated environment. This diversity of experience is welcomed by the Board and the Remuneration Committee. Angie is also an additional resource and sounding board for Smith+Nephew’s own internal Human Resources function. Current external appointments: Non-Executive Director, Chair of the Remuneration Committee and member of the Responsible Business and Nominations Committees at InterContinental Hotels Group plc. Previous experience: From 2007 to 2013, Angie was the Group HR Director for Lloyds Banking Group and was Group HR Director of J Sainsbury plc and a member of their Operating Board from January 2013 to May 2023. Over the years, Angie has been a member of the Low Pay Commission and has held a number of Non-Executive Directorships with Biffa plc, Arriva and Serco Group plc. At Serco Group plc she was the Chair of the Remuneration Committee. Previously she attended Remuneration Committees of Whitbread plc and Lloyds Bank. Nationality: British Angie Risley Senior Independent Director Appointed Independent Non-Executive Director in September 2017, Senior Independent Director from October 2024. N R John Rogers Chief Financial Officer Appointed Chief Financial Officer in April 2024. 104 Smith+Nephew Annual Report 2024

Key skills and competencies: Jo has extensive international experience focused on business transformation through both organic and acquisitive growth in global industrial and consumer sectors. She brings valuable expertise which will help Smith+Nephew build upon and achieve our strategic ambitions. Current external appointments: None. Previous experience: Jo commenced her career at Procter & Gamble based in Germany, the US, Thailand and the Netherlands. She then joined Bosch where she held a business unit leadership role in their Power Tools division followed by Invensys in 2009, where she ran their global heating controls business unit, including launching its first smart home offer. She then moved to Spectris plc, where she had responsibility for a portfolio of global industrial technology businesses, as well as for the Group’s digital strategy. From April 2019 to April 2023, Jo served as Chief Executive Officer for Tyman plc, where she made sustainability a core foundation of the group’s strategy. Jo was also previously Chair of the Remuneration Committee for Norcros plc. Nationality: British A C Key skills and competencies: Simon has extensive experience in finance, accounting, risk and corporate strategy as well as mergers and acquisitions, and brings a wealth of expertise across a wide range of sectors, including within regulated industries. Having served as the CFO in four FTSE 100 companies, he has deep experience of capital markets, implementing strategic change, cost transformation and performance improvement programmes as well as understanding how technology can be used to transform a business. Current external appointments: – Group Chief Financial Officer of BT Group. Previous experience: Simon was previously Group Chief Financial Officer at BG Group, AstraZeneca and Scottish Power. Before joining Scottish Power, he led the Industrial Practice of McKinsey in the UK. He previously served as a Non-Executive Director on the Board of Standard Chartered. Nationality: British Key skills and competencies: John has an impressive track record in medical device businesses and his contribution provides value as Smith+Nephew continues to develop innovative ways to grow and serve our markets with a focus towards Asia Pacific regions. He is an established healthcare leader and has strong experience of driving market entry and growth within Emerging Markets. Current external appointments: Founder, Chair and Chief Executive of Ronovo Surgical. Previous experience: In 2000, John joined GE Healthcare and became Vice President and General Manager of their Global Product Company in China. John has also held a number of senior positions as President of Asia Pacific regions at Pentair Inc., Vice President of Express Scripts Inc., and Global Partner of Fosun Group. He initially joined Fosun Pharma to lead their medical device business and in 2014 became President of Fosun Healthcare Holdings. He served as a key member of their healthcare investment committee which went on to establish a global presence across the US, Europe, Israel and China. In 2017, John joined Intuitive Surgical as their Senior Vice President of Strategic Growth Initiatives. He has previously served as a Non-Executive Director for both Haier Electronics Group and Clinical Innovations LLC. Nationality: American Simon Lowth Independent Non-Executive Director Appointed as Independent Non-Executive Director in January 2024. Jo Hallas Independent Non-Executive Director Appointed Independent Non-Executive Director in February 2022 . Key skills and competencies: Jez has extensive financial experience across a diverse range of industries and sectors. Jez brings more than 15 years of global experience both as a FTSE Chief Financial Officer and as a Non-Executive Director on boards of companies addressing strategic and operational challenges across a number of different industries, including life sciences and healthcare. He has had oversight of large operations in the US, Europe and Asia in highly regulated industries. Current external appointments: – Senior Independent Director, Travis Perkins plc. – Non-Executive Director and member of the Audit Committee at Intertek Group plc. Previous experience: Jez retired in 2023 as Group Finance Director at Croda International plc, the FTSE 100 global speciality chemicals company, and previously held similar roles at National Express Group plc and Northern Foods plc. He has served as the Senior Independent Director at Synthomer PLC, and at both PZ Cussons plc and Synthomer PLC he chaired the Audit Committee and served on the Remuneration Committee. He is a fellow of the Chartered Institute of Management Accountants. Nationality: British Jez Maiden Independent Non-Executive Director Appointed Independent Non-Executive Director and as a member of the Audit and Remuneration Committees in September 2023. Appointed Chair of the Audit Committee in March 2024. John Ma Independent Non-Executive Director Appointed Independent Non-Executive Director in February 2021 . A R A N C STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 105

Key skills and competencies: Katarzyna demonstrates a true passion for customer focus and maintains an impressive track record in senior leadership within the MedTech industry. She is a qualified medical doctor (PhD) and has a wealth of experience in the medical devices and orthopaedic sectors. Her Chief Executive Officer experience of a global company and valuable industry knowledge will help drive innovation and ensure the continued development of Smith+Nephew. Current external appointments: – Chief Executive Officer, Care Enablement (MedTech segment), at Fresenius Medical Care AG and a member of the Management Board. Previous experience: Katarzyna commenced her corporate career at Roche in Poland, was later recruited by Abbott Laboratories to manage their diabetes care division in Poland and became Country General Manager. Her career progressed to General Manager of Molecular Diagnostics Division for EMEA and eventually to Divisional Vice President Abbott Diagnostics for Europe. In 2010, she became President EMEA region at Zimmer, following the Biomet acquisition, and led the integration in the region and served as President EMEA for Zimmer Biomet, leading the orthopaedic company. In 2018, she joined Fresenius Medical Care, the renal company, as CEO EMEA and Member of the Management Board. Effective January 2022, Katarzyna took over responsibility for the globally operating Care Enablement segment in which Fresenius Medical Care AG has consolidated its €5.5 billion healthcare products business into one MedTech organisation. Her responsibility includes research and development, quality and regulatory, manufacturing, supply chain and commercial operations. Nationality: German/Polish Key skills and competencies: Marc is a proven leader with an astute strategic vision, capable of building significant international healthcare businesses. He has strong commercial healthcare expertise. Marc is responsible for ESG through his role as Chair of the CCC. Current external appointments: None. Previous experience: Marc commenced his healthcare and technology career at McKinsey & Company, where he progressed to senior partner and eventually became a founding partner of McKinsey’s Business Technology Office. In 2001, Marc joined McKesson Corporation and served as Executive Vice President and member of their Executive Committee. He delivered strategic objectives and led over 40 acquisitions and divestments over a 10-year period. In late 2011, he headed McKesson Specialty Health, which operates over 130 cancer centres across the US and provides market intelligence, supply chain services, patient access to therapy, provider and patient engagement and clinical trial support. In 2014, he was appointed Chair of the European Management Board at Celesio AG. He retired in March 2017 once he had improved operations, set the strategy and recruited his successor. Nationality: British/American Marc Owen Independent Non-Executive Director Appointed Independent Non-Executive Director in October 2017 and held the role of Senior Independent Director from September 2022 to September 2024. Katarzyna Mazur-Hofsaess Independent Non-Executive Director Appointed Independent Non-Executive Director in November 2020. Board of Directors continued Board leadership and company purpose continued Key skills and competencies: Bob is an experienced leader with more than 25 years’ worth of industry relevant experience. He is an influential and well-known figure in the medical technology sector and has an impressive track record in delivering growth and fostering innovation. He brings valuable global medical technology insight to the Board, which will prove fundamental in helping to shape and develop the future strategic direction of Smith+Nephew healthcare expertise. Current external appointments: - Member of the Board of Cadence, Inc. - Member of the Supervisory Board of Philips (pending approval at AGM, May 2025). Previous experience: Bob has held a number of senior Vice President positions throughout his career, most recently as Executive Vice President and President at Medtronic plc. He was also senior Vice President at Chemdex Corporation, Accelrys Inc., SourceOne Healthcare Technologies, Inc., GE Healthcare and Covidien as President for Emerging Markets and President for Respiratory and Monitoring Solutions. He then became Senior Vice President and President of Medtronic Asia Pacific, having led the integration of Covidien Asia Pacific when it was acquired by Medtronic plc in 2015. Nationality: American Bob White Independent Non-Executive Director Appointed Independent Non-Executive Director in May 2020. C R C A C N 106 Smith+Nephew Annual Report 2024

Key skills and competencies: Sybella brings broad international executive and non-executive experience of culturally diverse multinational organisations and interactions with the London Investment Community. Current external appointments: Director of Corporate Finance at RELX Group, the global provider of information and analytics, and Co-Chair of the Development Board of Somerville College, Oxford. Previous experience: Sybella retired in December 2024 from the Board of Tate & Lyle plc where she served for nine years as an Independent Non-Executive Director and was Chair of the Remuneration Committee. She served for nine years as an Independent Non-Executive Director of Merchants Trust PLC and as Senior Independent Director and Chair of the Remuneration Committee until her retirement in March 2024. She was a member of the Industrial Development Advisory Board of the Department for Business, Energy & Industrial Strategy for eight years. Sybella qualified as a barrister and, before joining RELX Group, she was a member of the M&A advisory teams at Baring Brothers and Citigroup. Nationality: British Sybella Stanley Independent Non-Executive Director Appointed Independent Non-Executive Director in February 2025. Sybella is a member of the Remuneration Committee and will assume the role of Chair of the Remuneration Committee from 30 June 2025. Key skills and competencies: Helen is a qualified Solicitor admitted in England & Wales and a Chartered Governance Professional. She also serves as the Chief Risk Officer for Smith+Nephew. Previous experience: Helen started her career with Allen & Overy LLP and, prior to joining Smith+Nephew, held senior legal roles at WPP plc and Nomura International plc. Nationality: British Helen Barraclough Group General Counsel and Company Secretary Appointed Company Secretary in April 2022. Directors who have joined the Board since 31 December 2024 Board members whose tenure ceased during the year R Anne-Françoise Nesmes, CFO, stepped down from the Board on 31 March 2024. Rick Medlock did not stand for re-election at the AGM on 1 May 2024. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 107

The CEO, with support from the CFO, leads the Executive Committee of Smith+Nephew which is responsible for the day-to-day operational management of the Group and executing its strategy. Nationality: American Location: Fort Worth, US Rohit brings more than 20 years’ experience across wound care, surgical management, business development and global commercial leadership. Prior to joining Smith+Nephew, Rohit worked at Acelity, a global advanced wound care company, most recently as President, Global Commercial and at MIMEDX as President of the Wound and Surgical business and as Chief Commercial Officer. Nationality: British Location: Hull, UK Prior to moving into her current role, Alison served in multiple roles across the Company, including as the Compliance Officer for the Global Advanced Wound Management business, as the Compliance Leader for APAC and Emerging Markets, and establishing and leading the Global Compliance Programme Effectiveness & Improvement team. Nationality: American Location: Austin, US Scott has more than 30 years’ experience across the medical device industry, including cardiac rhythm management, neuromodulation, spine and sports medicine. Prior to moving into his current role, Scott served as Executive Vice President, Global Marketing and US Commercial, Sports Medicine, Senior Vice President, Global Marketing, Sports Medicine and Vice President, Sports Medicine. Nationality: American/Irish Location: Andover, US Paul brings more than 30 years of global manufacturing and supply chain experience at multinational companies with a strong track record in delivering operational excellence and transformation programmes. Prior to joining Smith+Nephew, Paul held senior roles at Goodyear, DePuy, Inc., and other Johnson & Johnson family companies. Nationality: American Location: Georgia, US Mizanu brings more than 25 years of leadership experience in Quality and Regulatory Affairs. Prior to Smith+Nephew, Mizanu held senior roles at Avanos Medical, Life Technologies SETRIS Corporation and Johnson & Johnson family companies. Rohit Kashyap President Advanced Wound Management and Global Commercial Operations Alison Parkes Chief Compliance Officer Scott Schaffner President Sports Medicine Mizanu Kebede Chief Quality & Regulatory Affairs Officer Executive Committee Board leadership and company purpose continued Paul Connolly President Global Operations » See page 104 for CEO and CFO biographies 108 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Phil Cowdy
Chief Corporate Development & Corporate Affairs Officer



Nationality: British
Location: Watford, UK

Prior to joining Smith+Nephew, Phil served as a senior Director at Deutsche Bank AG for 13 years specialising in corporate finance and equity capital markets. Phil serves as the representative of Smith+Nephew on the Board of Bioventus Inc.

Craig Gaffin
President Orthopaedics



Nationality: American
Location: Memphis, US

Craig has held numerous commercial leadership roles over the past 25 years with leading Medical Device and Biotechnology companies such as Stryker and Amgen. Craig has led through progressive complexity, challenge and scale across sales and marketing in both start-up and established organisations. Craig is a graduate of the University of Vermont and the Olin School of Business at Washington University in St. Louis.

Elga Lohler
Chief HR Officer



Nationality: American/South African
Location: Fort Worth, US

Prior to joining Smith+Nephew, Elga held Human Resources roles at Transnet SOC Ltd, Sensormatic (now Tyco International plc) and Advanced Tissue Sciences, Inc. (acquired by Smith+Nephew in 2002).

Vasant Padmanabhan
President Research & Development, ENT and Emerging Markets



Nationality: American
Location: Andover, US

Vasant has over 25 years of global MedTech leadership experience. Prior to Smith+Nephew, Vasant held senior roles at Thoratec Corporation and Medtronic plc as Vice President of Connected Care R&D and Operations and Vice President of Product Development for the Implantable Defibrillator business.

Executive Officers whose tenures ceased during 2024, and recent appointments

Brad Cannon, President Orthopaedics & Americas, served until 4 March 2024. Craig Gaffin was appointed President Orthopaedics effective as of 4 March 2024.

Helen Barraclough
Group General Counsel and Company Secretary



Nationality: British
Location: Watford, UK

Prior to joining Smith+Nephew, Helen started her career at Allen & Overy LLP and held senior roles at WPP plc and Nomura International plc. She is a qualified solicitor admitted in England & Wales and a Chartered Governance Professional. She also serves as the Chief Risk Officer for Smith+Nephew.

Smith+Nephew Annual Report 2024 109

Finance & Banking Committee A Committee comprising senior executives which approves banking and treasury matters, guarantees and Group structure changes relating to mergers, acquisitions and disposals. Disclosures Committee A Committee comprising senior executives which oversees and approves public announcements and communications to investors and Stock Exchanges. Reviews communications and reporting requirements in respect of market sensitive information. Compliance & Culture Committee » pages 126–129 Reviews, monitors and has oversight of ethics and compliance, quality and regulatory, culture, sustainability matters and metrics, stakeholder relationships and related legal matters across the Group. Audit Committee » pages 130–135 Ensures the integrity of the Company’s financial reporting, systems and controls. Oversight of risk management process. Reviews and monitors climate change disclosures and related ESG financial reporting obligations. Monitors the Group’s cyber resilience. Ensures effectiveness of internal and external audit functions. Nomination & Governance Committee » pages 119–125 Reviews size, skills, experience, knowledge and composition of the Board, succession planning, diversity and governance matters. Remuneration Committee » pages 136–139 Determines Remuneration Policy and packages for Executive Directors and senior management, having regard to pay across our workforce. Ensures that the reward strategy aligns with our purpose, values and long-term strategy. Group Ethics & Compliance Committee Mergers & Acquisitions Investment Committee 12-Point Plan Steering Committee* ESG Steering Committee Global Crisis Management team New Product Development Review Committee Security & Privacy Steering Committee AI Working Group Corporate governance framework Division of responsibilities Our Board www.smith-nephew.com The Board is accountable to shareholders for the performance and long-term sustainable success of the Company. It approves the strategy of the Group, evaluates and monitors the management of risk, and oversees the implementation of strategy in order to achieve sustainable growth. The Board delegates certain matters to the Audit, Remuneration, Nomination & Governance and Compliance & Culture Committees which support the Board in carrying out its responsibilities. Full details of the Matters Reserved to the Board can be found on the Company’s website. Executive Committee » pages 108–109 The Board delegates the day-to-day operational management and implementation of Group strategy to the CEO and Executive Committee. The Executive Committee recommends and, following Board approval, implements strategy, budget and three-year strategic plan within the Group. It ensures cross-functional alignment in order to deliver on strategy and reviews major investments, divestments and capital expenditure proposals. The Executive Committee also focuses on people and organisational culture, reviewing recruitment, attrition and development initiatives within the Company and developing and monitoring succession planning and talent pipeline below Board level. The Executive Committee meets at least 10 times per year to review commercial and operating results against budget, key initiatives, KPIs and performance metrics aligned to delivering Group strategy. The Executive Committee forms subcommittees including those listed below: * Committee retired in 2025 following closure of the majority of workstreams under the 12-Point Plan. 110 Smith+Nephew Annual Report 2024

How we are governed Senior Independent Director Angie Risley – Acts as a sounding board for the Chair and as an intermediary for other Directors and stakeholders as necessary. – As a member of the Nomination & Governance Committee, leads the Board evaluation process and searches for Chair and Independent Non-Executive Directors to ensure effective succession. – Acts as an alternative contact for stakeholders to raise concerns (in addition to Chair and senior management). Chair Rupert Soames – Responsible for the effective leadership and operation of the Board and for facilitating the review of its composition, effectiveness and development. – Promotes effective Board relationships, encouraging constructive challenge and facilitating effective communication between Board members and supporting a culture of openness, challenge and debate. – Ensures effective communication and dialogue with the Company’s stakeholders, while maintaining an appropriate balance between stakeholders’ interests. – Leads relations with shareholders in order to understand their views on governance and performance against strategy. – Responsible for promoting high standards of governance by the Board and its Committees. – Regularly reviews the Board composition and succession planning. Company Secretary Helen Barraclough – Supports the Chair and ensures Board members have access to the information required to perform their duties. – Advises the Board on legal and corporate governance matters and supports the Board in applying the 2018 Code and complying with UK listing obligations, and other statutory and regulatory requirements. – Provides a channel for Board and Committee communications and a link between the Board and management. Chief Financial Officer John Rogers – Supports the CEO in developing and implementing Group strategy. – Responsible for ensuring effective financial reporting, investor relations, tax, treasury and financial controls are in place within the Group. – Provides information and participates in Board discussions regarding financial matters. – Leads Global Finance function, developing key finance talent and succession planning. Chief Executive Officer Deepak Nath – Responsible for delivering and implementing Group strategy and management of the organisation as a whole. Provides information and participates in Board discussions regarding Group management and operational matters. – Leads the Executive Committee and ensures its effectiveness in managing the overall operations and resources of the Group. – Sets tone at the top with regard to culture, compliance and sustainability matters. – Ensures the Chair and Board are updated regularly regarding key matters and maintains relationships with shareholders, advising the Board accordingly. Independent Non-Executive Directors Jo Hallas, John Ma, Katarzyna Mazur-Hofsaess, Simon Lowth, Jez Maiden, Marc Owen, Sybella Stanley and Bob White – Comprise more than half of Board membership in order to meet the independence criteria set out in the 2018 Code. Ensure that no individual/ small group can dominate the Board’s decision making. – Provide constructive challenge, give strategic guidance, offer specialist advice and hold executive management to account. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 111

At the close of each Board meeting, the full Board meets for a short closed-session discussion; this is followed by a closed session for the Chair and Non-Executive Directors in the absence of the Executive Directors. The Chair also holds one-to-one discussions with each Board member throughout the year. Independence of Directors We require our Non-Executive Directors to remain independent from management so that they are able to exercise independent oversight and effectively challenge management. The Board has determined that all our Non-Executive Directors are independent in accordance with both UK and US requirements. None of our Non-Executive Directors or their immediate families has ever had a material relationship with the Group. None of them receive additional remuneration from the Group apart from Directors’ fees, nor do they participate in the Group’s share plans or pension schemes. None of them serve as directors of any companies or affiliates in which any other Director is a director. The Board considers all external directorships prior to and during appointment, reviewing any potential conflict of interests and time commitment for both Executive Directors and Non-Executive Directors. Management of conflicts of interest None of our Directors, or their connected persons, has any family relationship with any other Director or Officer, or has a material interest in any contract to which the Company or any of its subsidiaries are, or were, a party during the year or up to 13 February 2025. Each Director has a duty under the Companies Act 2006 to avoid a situation in which they have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company. If any Director becomes aware of any situation that might give rise to a conflict of interest, they must, and do, inform the rest of the Board immediately and the Board is then permitted under the Company’s Articles of Association to authorise such conflict. This information is then recorded in the Company’s Register of Conflicts, together with the date on which authorisation was given. In addition, each Director certifies on an annual basis that the information contained in the Register of Conflicts is correct. When the Board decides whether to authorise a conflict, only the Directors who have no interest in the matter are permitted to participate in the discussion and a conflict is only authorised if the Board believes that it would not have an impact on the Board’s ability to promote the success of the Company in the long term. Additionally, the Board may determine that certain limits or conditions must be imposed when giving authorisation. No actual conflicts have been identified during the year, which have required approval by the Board. However, the situations that could potentially give rise to a conflict of interest have been identified and duly authorised by the Board and are reviewed at least on an annual basis. Outside directorships We encourage our Executive Directors to serve as Non-Executive Directors of external companies. We believe that the work they do as Non-Executive Directors of other companies has benefits for their executive roles with the Company, giving them a fresh insight into the role of a Non-Executive Director. Deepak Nath is a Director of MDIC and AdvaMed, and John Rogers is a Non-Executive Director of Grab Holdings Limited. Re-appointment of Directors In accordance with the 2018 Code, all Directors offer themselves to shareholders for re-election annually, except those who are retiring immediately after the AGM. Each Director may be removed at any time by the Board or the shareholders. Board support Together with the Executive Directors and the Company Secretary, the Chair ensures that the Board is kept properly informed. Each Director has access to the Company Secretary, who helps to ensure that Board procedures and good corporate governance practices are followed. Directors are permitted to take independent professional advice at the Company’s expense if required in order to enable them to fulfil their duties. Each Director is covered by appropriate directors’ and officers’ liability insurance and there are also Deeds of Indemnity in place between the Company and each Director. These Deeds of Indemnity mean that the Company indemnifies Directors in respect of any proceedings brought by third parties against them personally in their capacity as Directors of the Company. The Company would also fund ongoing costs in defending a legal action as they are incurred rather than after judgement has been given. In the event of an unsuccessful defence in an action against them, individual Directors would be liable to repay the Company for any damages and to repay defence costs to the extent funded by the Company. How we are governed continued Division of responsibilities continued 112 Smith+Nephew Annual Report 2024

Board activities The following pages provide an overview of the key topics reviewed, monitored, considered and debated by the Board in the year to 31 December 2024. Board and Committee members also have informal touchpoints, updates and calls throughout the year as needed. Every Board session included: – A report from the CEO – 12-Point Plan update – Group finance report and outlook – Updates from Committee Chairs – A report from legal and governance – An Investor Relations report – A closed session for the full Board followed by a NED closed-session discussion. Where Board meetings take place at the Croxley offices, a lunch in the office canteen is scheduled for Board members. February Site visits to Hull and Croxley, approval of Annual Report, Sustainability Report, risk review, FY results and dividend March Chair visit to Portugal and senior leadership team meeting April Greater China deep dive, cyber and business continuity review, M&A and post-acquisition reviews, funding and liquidity review, Q1 trading statement approval May AGM and investor touchpoints June Site visits to Andover and Pittsburgh, portfolio discussion July Investor and register review, zero-based budget and restructuring update, H1 trading statement approval, sustainability strategy review, IT investment update September Strategy review and Board discussion, update on 12-Point Plan move to business-as-usual and portfolio review, Board evaluation, talent management strategy review, approval of Senior Independent Director appointment, October review of Melton project Q3 trading statement approval December Approval of 2025 budget and three- year plan, Investor sentiment discussion, succession planning, cyber incident response session, update on geopolitical risk mapping, review of enterprise IT and AI strategy, competitor overview January Completion of CartiHeal acquisition STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 113

Division of responsibilities continued

Board priorities, stakeholders and outcomes

In 2024, the Board continued to focus on its stated priorities:

Link to our strategic priorities

3
2
1

Link to stakeholder groups

1 People
2 Investors
3 Customers/Suppliers
4 Governments/Regulators
5 Environment/Communities

Purpose and culture

Reviewing decision making in alignment with the purpose of Life Unlimited and culture pillars of Care, Collaboration and Courage

1 2 3 4 5

2024 activities and outcomes

- Reviewing and monitoring Group strategy to ensure alignment to Life Unlimited and culture pillars
- Approval of the Code of Conduct and Business Principles
- Review of sustainability strategy, climate-related disclosures and key performance metrics
- Board listening sessions with wider workforce
- Review of initiatives to support employee wellbeing including further improvement of the employee assistance programme
- Review of Gallup results and employee engagement, gender pay gap data and reporting, and initiatives for the wider workforce
- Review of initiatives to strengthen and embed a culture of inclusion and belonging throughout the Group, including receiving reports on engagement with employee interest groups at Board listening sessions
- Overseeing succession planning at Board and senior management level and talent management strategy within the organisation.

Areas of focus for 2025

- Reviewing and monitoring of continued implementation of performance-based culture aligned with Life Unlimited, culture pillars and Code of Conduct
- Continued focus on talent management strategy and succession planning
- Monitoring implementation of CSRD framework and reporting.

Strategy and operational excellence

Continued monitoring of 12-Point Plan, embedding a performance culture and flawless execution across all areas of the business

1 2 3 4 5

2024 activities and outcomes

- Reviewing performance against strategy, budgets, and financial and business plans
- Approving half-year, full-year and trading updates
- In-depth sessions on Orthopaedics, Sports Medicine & ENT and Advanced Wound Management business units aligned with 12-Point Plan initiatives and broader long-term strategic initiatives
- Monitoring Global Operations updates and response to external and internal challenges in line with key metrics and deliverables
- Deep-dive session on Greater China business.

Areas of focus for 2025

- Review of implementation of post-12-Point Plan vision and strategy
- Continued monitoring of Orthopaedics execution excellence and metrics
- Monitoring of implementation of AI and IT strategy and roadmap.

114

Smith+Nephew Annual Report 2024

Capital allocation and cost management Ensuring efficient and effective use of company resources and implementation of cost and restructuring programmes 2024 activities and outcomes – Setting priorities for capital investment across the Group – Reviewing and monitoring progress against the 12-Point Plan and related metrics in support of the Group strategy – Approving annual budget, financial plan, three-year strategic plan – Approving major borrowings and finance and banking arrangements – Approving the $1 billion general corporate purposes bond issue which was used to repay private placements and drawn amounts under the RCF – Determining the dividend policy and dividend recommendations. Areas of focus for 2025 – Continuing to review structure and cost management activities against strategic plans including zero-based budgeting (ZBB) initiatives – Focus on ROIC, cash and EPS key metrics to drive shareholder value creation. Innovation and portfolio Understanding the industry, competitor landscape and innovation pipeline and portfolio to drive value creation 2024 activities and outcomes – Review of performance and return on investment of acquisitions and integration planning – Review of global innovation pipeline and product portfolio with a focus on differentiation and delivery for our customers, patients and stakeholders. Areas of focus for 2025 – Continued focus on portfolio – In-depth reviews of competitor landscape and opportunities to differentiate. Risk management and oversight Evaluating strategy and decision making within risk appetite and ongoing review of the controls environment 2024 activities and outcomes – Overseeing the Group’s risk management programme and related processes – Review and approval of principal risks of the Group and adapting Board agenda to reflect these accordingly – Review of the risk registers, risk mapping exercises and annual review of the Board appetite for risk – Ongoing consideration of key risks within all Board discussions including AI and IT strategy and investment, Greater China strategy, cybersecurity and incident response, business continuity and disaster recovery and geopolitical events – Discussion at Board and Committee meetings on key topics including the potential impact of cybersecurity attacks and breaches in the current geopolitical context, regulatory changes, supply chain disruption, global talent outlook, and post pandemic constraints and trends – Review of investor perspectives and sentiment throughout the year – Review of Board and executive succession planning and changes to the composition of the Board and its Committees. Areas of focus for 2025 – Enhanced focus on geopolitical risk mapping and crisis management – Continued focus on cyber resilience and implementation of governance around AI strategy – Embedding new risk reporting requirements and enhanced material controls framework. Our investor presentations are available to download on our website www.smith-nephew.com 1 2 3 4 5 1 2 3 4 5 1 2 3 4 5 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 115

S172 Statement Division of responsibilities continued Board members are required to promote the success of the Company for the benefit of our stakeholders, including customers, investors, employees, suppliers, regulators and our wider communities. Details of our engagement with our main stakeholder groups is set out on pages 96-100. This statement summarises how our Directors addressed the matters set out in section 172(1) (a) to (f) of the Companies Act 2006. The likely consequence of any decision in the long term Directors appreciate that assessing the consequences of their long-term decisions, particularly in the current political and geopolitical environment, is complex and often requires careful balancing of competing stakeholder interests. Matters considered by the Board include: – Innovation pipeline and product portfolio review – Budget planning aligned to our strategy – Capital allocation priorities – Business unit reviews (Orthopaedics, Sports Medicine & ENT and Advanced Wound Management) – Dividend policy – Sustainability strategy – Succession planning and talent management – Consideration of these factors within our ERM framework and principal risks. For more details of our business model, see pages 16–17. To support their decision making, Directors are provided with information that describes the long-term proposal under consideration and how it aligns with, or otherwise impacts, the Group’s strategy, budget and three-year plan as well as our purpose of Life Unlimited. Proposals for significant Board decisions include a potential stakeholder impact assessment covering employees, suppliers, customers, government, regulators, local communities, environment and investors. Interests of our people We are committed to cultivating a high-performing, inclusive workplace where everyone is valued and respected, and feels a true sense of belonging. We prioritise creating a psychologically safe environment that drives innovation, fuels business success, and enhances engagement and personal fulfilment. Our three pillars of Care, Collaboration and Courage are the foundations on which we build a robust, respectful and accountable culture. Matters considered by our Board and its Committees include: – Alignment of Group strategy to Life Unlimited and cultural pillars – Code of Conduct and Business Principles – Board listening sessions with the wider workforce – Initiatives to support employee wellbeing – Gallup results and employee engagement – Initiatives to support talent development and succession planning – Performance against health and safety metrics. For more information, see the culture and belonging report on pages 59–63. Papers relevant to the Directors’ assessment of how effectively this is being achieved are normally provided by the Chief HR Officer or Head of Reward, for input and challenge and decision or awareness by Directors. The importance of developing the Group’s business relationships with suppliers, customers and others A key priority for Directors as custodians of a responsible business is to ensure the Company develops and maintains relationships with customers, suppliers and other stakeholders that support the Group’s purpose of Life Unlimited. Matters considered by our Board and its Committees include: – Quality audits and product governance – Modern Slavery Statement – Sustainability strategy – Third party guide to working with Smith+Nephew – Supply chain and procurement – Smith+Nephew Academy and medical education initiatives to support the safe and effective use of our products – Consideration of these factors within our ERM framework and principal risks. Our suppliers are expected to adhere to our Code of Conduct and Business Principles, and maintain corporate standards and behaviours consistent with our own. Papers relevant to the Directors’ assessment of how effectively these relationships are being managed are provided for input and challenge and decision or awareness. The impact of the Group’s operations on the community and our environment We recognise the need to reduce our impact on our planet. We implement initiatives to manage energy, waste and water efficiently and reduce our GHG where possible, and are mindful of the impact our decision have on the environment. Matters considered by our Board and its Committees include: – Sustainability strategy – Consideration of sustainability within our ERM framework and principal risks – Evaluation of ESG performance versus goals and metrics – ESG-related measures for executive remuneration plans – Our people and culture strategy – Emerging legislation which may have impact in these areas. For more information, see the ESG Report on 65–77. Papers relevant to the Directors’ assessment of how effectively we are managing our impact on the community and environment are provided for input and challenge and decision or awareness by Directors. 116 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Our desire to maintain our reputation for high standards of business conduct

Our strong culture pillars of Care, Courage and Collaboration promote good governance across our business and are crucial to fostering an environment of doing business the right way. Directors have a commitment to doing business ethically, with integrity, honesty and professionalism.

Papers relevant to the Directors' assessment of how effectively we are maintaining our high standards of business conduct are provided for input and challenge, and decision or awareness.

Matters considered by our Board and its Committees include:

- Code of Conduct and Business Principles
- Ethics and compliance programmes
- Global data privacy compliance
- Corporate governance framework
- ERM framework
- Whistleblower policies, investigations and effectiveness review
- Anti-bribery and corruption policy.

For more information, see 'How we are governed' on pages 110–112 and the Compliance & Culture Committee report on pages 126–129.

Our aim to act fairly between members of the Group

Directors seek to act fairly in the interests of all shareholders. It is acknowledged that shareholders often have differing views and opinions and Directors seek to weigh up the range of opinions to arrive at decisions that promote the long-term success of the Group.

There is an extensive investor engagement programme throughout the year and retail shareholders have access to Directors at the AGMs, as well as through our investor.relations@smith-nephew.com email.

Papers relevant to this duty are provided for input and challenge, and decision or awareness.

Matters considered by our Board and its Committees include:

- AGM
- Group and individual shareholder meetings
- Board discussions on investor feedback
- Investor relations plan.

For more information, see shareholder engagement on page 98.

Decision making

When making decisions, the Board supports the Company's objective of working to improve the quality of healthcare through investment in new technologies and services, industry-leading medical education and evidence programmes, and efficient and resilient manufacturing and distribution, while balancing the interests of all of our stakeholders. Examples of how stakeholder interests are taken into account in Board decision making include:

Decision	How stakeholder interests were taken into account	Stakeholder groups
Investment in innovation	Directors review the product development pipeline and approve annual investment into R&D. New product development is driven by observation and engagement with customers to identify unmet clinical needs. Our product development follows a vigorous phase-gate process to ensure that the product meets the needs of customers, will contribute to Smith+Nephew's transformation to being a higher-growth business, and integrates sustainability principles into design and packaging.	Patients, customers, investors
Cybersecurity	Our Board and its Committees review the cybersecurity and information security strategy and implementation/risk reports in order to ensure that the Company is effectively managing risk, both in terms of the opportunities to enhance our governance and deliver value to our patients and customers through connected products and the risk management framework that the Company adopts and implements in order to develop a robust framework to protect the data and interests of our stakeholders.	Patients, customers, suppliers, investors
Acquisition of CartiHeal	The acquisition of CartiHeal was completed by the Group in January 2024 (see page 12). Directors reviewed the acquisition strategy and potential impact on patients, customers, suppliers, employees, investors and regulators, particularly in light of the geopolitical and macroeconomic conditions in the region at the time of completion. Post-completion, the Directors received regular updates on the progress of integration of the acquisition from a strategic, financial, operational and cultural perspective in order to evaluate the ongoing impact on stakeholders post-acquisition.	Patients, customers, suppliers, employees, investors, regulators
Melton project	Since initial approval of the project to design and develop a new site in Melton near Hull, Directors have regularly reviewed the implementation plans for the site and the potential impact of any proposed changes to the plan on customers, suppliers, employees, investors and regulators, particularly in light of increased macroeconomic pressures which have exacerbated since initial approval of the project. The Directors receive regular updates on the progress of implementation of the project from a strategic, financial, operational and cultural perspective in order to evaluate the ongoing impact on stakeholders of any proposed changes to the project in line with the Company's strategy to transform to a higher-margin business.	Customers, suppliers, employees, investors, regulators, local communities

Smith+Nephew Annual Report 2024
117

Division of responsibilities continued

Board site visits

2024 site visits were aligned to key strategic and operational priorities for the Board with a focus on Smith+Nephew's robotics platform in Pittsburgh and Croxley, and the AWM business in Hull. In addition to the formal site visits, our Non-Executive Directors also visited various sites throughout the year (see map) with customised programmes providing on-the-ground insights into Smith+Nephew's global business unit organisation, strategy, operations, innovation, risk, people and culture, regulators, government, investors, local communities and the environment.


10
12
7
8
1
11
2
3
5
9
6
4

Site visits and Board Directors who visited

1. Coimbra (Portugal)
Rupert Soames

2. Andover (US)
Rupert Soames, Jez Maiden and Jo Hallas

3. Memphis (US)
Rupert Soames and Jez Maiden

4. Brisbane (Australia)
Jez Maiden

5. Fort Worth (US)
Rupert Soames, Jez Maiden

6. Singapore
Rupert Soames

7. Munich (Germany)
Rupert Soames

8. Aarau (Switzerland)
Rupert Soames

9. Penang (Malaysia)
Rupert Soames

10. Hull (UK)

The visit included a focus on the AWM R&D and innovation pipeline, the vision and future of the Melton site, a tour of the manufacturing facility and labs, and touchpoints with staff members over lunch and coffee.

Board Directors who visited

Jez Maiden and Simon Lowth

11. Pittsburgh (US)

Board members learned about Smith+Nephew's Robotics journey from the acquisition of Blue Belt Technologies in 2014, to the Brainlab strategic alliance in 2019, to the CORI° ecosystem.

They received presentations on market overviews and drivers for robotics-assisted surgery, the multiple benefits to surgeons and patients including enhanced precision, repeatable outcomes and hospital differentiation, competitor developments and trends, and ASC strategy.

The Board also met members of the Pittsburgh Chamber of Commerce for: an overview of the Pittsburgh Healthtech and MedTech environment and insights into data-driven healthcare; product demonstrations on CORI° and various AI solutions under development; a townhall meeting and lunch with the Robotics team, customer calls with four surgeons for a customer's perspective on Smith+Nephew, its products, innovation and customer service; a government affairs presentation on potential healthcare implications and the impact on Smith+Nephew of elections in the US/UK; and an evening event with Sports Medicine and Advanced Wound Management sales representatives to understand more about the sales representative role and experience at Smith+Nephew and the view of the organisation from a rep perspective.

Board Directors who visited

Rupert Soames, Jo Hallas. Bob White, Marc Owen, Katarzyna Mazur-Hofsaess, John Ma and Jez Maiden



12. Croxley (UK)

Board members toured the Academy and surgeon centre and had a hands-on experience of our robotics-assisted CORI Surgical System.

Board Directors who visited

Rupert Soames, Jez Maiden, Jo Hallas and Bob White



118

Smith+Nephew Annual Report 2024

Our focus for 2025 – Ongoing review of Board structure, size and composition with a view to ensuring that the Board continues to demonstrate the right balance of skills, knowledge and diversity in its broadest sense and to evaluate potential opportunities to increase diversity within the Board and the timeline for doing so. – Continued enhancement of Board education programmes for Board members, including on the competitor and regulatory landscape, the impact of geopolitical events on the organisation and continued focus on incident planning. Highlights in 2024 – Appointments of Simon Lowth effective 1 January 2024 as Independent Non-Executive Director and a member of the Audit and Nomination & Governance Committees, Jez Maiden on 1 March 2024 as Chair of the Audit Committee and John Rogers as Executive Director with effect from 1 April 2024. – Appointment of Angie Risley as Senior Independent Non-Executive Director with effect from 1 October 2024. – Conducting the Board external evaluation between June and September 2024 (see page 124). – In-depth Non-Executive discussions on talent management strategy and succession planning respectively. – Continued implementation of comprehensive induction plans and ongoing development programmes for Board members (see page 123). Nomination & Governance Committee Report Composition, succession and evaluation “The work of the Committee this year reflects the Board’s commitment to succession planning, bringing together a range of diverse talent, expertise, skills and experience, and ensuring the effective transition of responsibilities.” Rupert Soames Chair of the Nomination & Governance Committee Committee roles and responsibilities The responsibilities of the Nomination & Governance Committee as set out in the terms of reference on our website are: – Reviewing the structure, size and composition of the Board and recommending the appointment of Directors and Company Secretary. – Monitoring the range of skills, knowledge, experience, independence and diversity of the Board. – Overseeing the annual Board evaluation process, led either externally or internally by the Senior Independent Director. – Overseeing Board succession plans, including engaging external search consultancies and making recommendations on appointments to the Board. – Overseeing the induction process for new Directors and the Board development programme to support the ongoing development of all Board members. – Considering the continued independence of the Non-Executive Directors and any conflict of interest. – Approving external directorships to be held by the Board and reviewing any conflicts of interest. Board and Executive appointments in 2024 We welcomed Simon Lowth on 1 January 2024 as a Non-Executive Director and member of the Audit Committee and Nomination & Governance Committee. Simon brings a wealth of expertise across a wide range of sectors, including within regulated industries. His experience of capital markets, implementing strategic change, cost transformation and performance improvement programmes as well as understanding how technology can be used to transform a business, has been a strong addition to the Board. The Board appointed Angie Risley as Senior Independent Non-Executive Director with effect from 1 October 2024. Angie brings a wealth of experience from her non-executive portfolio roles over a number of years which make her ideally placed to take over the mantle from Marc Owen. We wish to thank Marc for his exceptional contribution in the SID role during his tenure, driving and managing the Chair appointment and induction. Marc remains Chair of the Compliance & Culture Committee and a member of the Audit and Nomination & Governance Committees. In January 2025, we were delighted to announce the appointment of Sybella Stanley to the Board as a Non-Executive Director with effect from 1 February 2025. Sybella will serve as a member of the Remuneration Committee and will succeed Angie Risley as Chair of the Remuneration Committee with effect from 30 June 2025. Sybella has worked for RELX Plc since 1997 and is currently Director of Corporate Finance. She retired in December 2024 from the Board of Tate & Lyle plc where she The Terms of Reference for the Nomination & Governance Committee describe the role and responsibilities of this Committee more fully and can be found on our website. www.smith-nephew.com/en/ who-we-are/corporate-governance#terms-of-reference STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 119

Nomination & Governance Committee Report continued Composition, succession and evaluation continued served for nine years as an Independent Non-Executive Director and was Chair of the Remuneration Committee. I am delighted that our Board has been able to attract such a strong candidate, and we look forward to welcoming Sybella and supporting her as she takes the Remuneration mandate forward, built on the huge contribution that Angie has made during her time as Chair of the Remuneration Committee. We also approved various other changes to our Committees to support succession planning and to enable Non-Executive Directors to broaden their experience of the organisation. Jez Maiden was appointed as Chair of the Audit Committee on 1 March 2024, succeeding Rick Medlock. Jo Hallas became a member of the Compliance & Culture Committee with effect from 1 May 2024, with Angie stepping down from the Committee on the same date. John Rogers was appointed as an Executive Director with effect from 1 April 2024 following the departure of Anne-Françoise Nesmes. John is a highly regarded CFO with a proven track record operating around the world and across a number of industry sectors. His extensive experience in transformation and capital markets is especially important given Smith+Nephew’s focus on driving greater shareholder value. With these changes we continue our commitment to fostering diversity in its broadest sense and to ensuring that our Board membership draws from a wide range of backgrounds and cultures. New Director appointments and process For our new Board appointments in 2024, the Committee followed the process outlined on the right and considered the shortlist of candidates for each position, taking into account: – the purpose, values and culture of the business and the Company’s strategic priorities; – the key skills and experience which may be required on the Board and its Committees; and – the importance of diversity including gender, personal strengths, and social and ethnic backgrounds. With all of our new appointments, we had a diverse slate of candidates taking into account diversity in its broadest sense. In our appointments, we will always ensure that we select the most qualified candidate for the role in the best interests of the organisation as a whole. Board and Executive succession planning Succession planning is a key focus for the Board from both a leadership and governance perspective. The Committee and the full Board engaged in a review of Board and Committee composition and skillsets to ensure alignment with the Company’s strategic objectives and culture pillars to enable effective succession planning for Non-Executive and Executive Directors. The Committee starts Board recruitment well ahead of retirements, understanding the competitiveness of the market. Priorities for recruiting and succession planning include the ability to respond to evolving strategic imperatives for the Company, adding and enhancing Board skills including in the areas of healthcare sector perspectives, finance, operational, digital/cyber experience, ESG and enhancing diversity in the boardroom. The full Board also reviewed the Board Skills Composition Matrix (please see table on page 121), which sets out the tenure, skills, competencies and diversity of the Board. The Board composition and skills matrix feeds into a formal rolling succession plan for Directors. The Board discusses succession plans with management for senior executives, with two dedicated closed sessions for the Non-Executive Directors with the Chief Human Resources Officer on the talent management strategy and also on succession planning, the internal talent pipeline and the development programmes which support those initiatives. Pages 108- 109 give details of the members of the Executive Committee, 25% of whom are female, one of whom is of African heritage, one of Asian ethnicity and two of other ethnic groups. * Russell Reynolds was appointed as the search firm in respect of the appointment of Simon Lowth. Spencer Stuart was engaged for the CFO appointment and Egon Zehnder was engaged for the appointment of Sybella Stanley. All three firms have no other connection with the Company or individual Directors. Board appointment process 1 Before any appointment is made, the Committee evaluates the balance of skills, knowledge, experience, independence and diversity on the Board. 2 In light of this evaluation, the Committee prepares a description of the role and capabilities required for a particular appointment and works with external advisers, as appropriate, to compile a shortlist of candidates based on the role description. 3 The Committee (together with external advisers*) then compiles a shortlist including a broad slate of candidates from a wide range of backgrounds to ensure diversity. 4 The Committee evaluates the shortlist of candidates on merit and against objective criteria, taking care to ensure that appointees have sufficient time to devote to the position in light of their other commitments. The Committee also assesses any actual or potential conflicts of interest as part of the process. 5 Members of the Committee interview key candidates from the shortlist. Other Board members are also involved in the interview process as appropriate. For example, where a candidate is required to have a requisite level of financial expertise, the Audit Committee Chair and CFO would be involved in the interview process. 6 The Committee reviews and considers the feedback provided based on the interview process, reference checks and due diligence in arriving at a decision on a candidate to recommend to the Board. 120 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Diversity

The Committee believes that a Board and management team which has a range of diverse skills, backgrounds and experience is best equipped to take the decisions that will deliver sustainable value to shareholders and other stakeholders. Our Board and Committee Diversity Policy is designed to support these principles.

As part of fulfilling the objective of this policy, the Board has focused on robust and proactive succession planning to address diversity on the Board and will continue to review the composition of the Board to ensure that we have a diverse range of experience and backgrounds. The Committee will continue to appoint Board members on merit, valuing the unique contribution that they will bring to the Board, regardless of gender, ethnicity or other specific diversity measure. Our diversity statement is located on our website: www.smith-nephew.com/en/about-us/corporate-governance/diversity-statements.

The Committee believes the Board's composition gives us the necessary balance of diversity, skills, experience, independence and knowledge to ensure continued effectiveness in running the business and delivery of sustainable growth.

Yours sincerely,

Rupert Soames, OBE
Nomination & Governance Committee Chair

Skills and experience matrix

Executive Directors	Tenure	Employee engagement	CEO	Financial	International	Healthcare/ Medical Devices	Emerging Markets	Cyber-security	ESG	UK Governance	Remuneration
Deepak Nath	2y 8m	✓	✓		✓	✓	✓	✓	✓	✓	✓
Anne-Françoise Nesmes	3y 8m			✓	✓	✓	✓	✓	✓	✓	
John Rogers[1]	0y 8m	✓	✓	✓	✓		✓	✓	✓	✓	
Non-Executive Directors	**Tenure**	**Employee engagement**	**CEO**	**Financial**	**International**	**Healthcare/ Medical Devices**	**Emerging Markets**	**Cyber-security**	**ESG**	**UK Governance**	**Remuneration**
Rupert Soames	1y 7m	✓	✓	✓	✓		✓	✓	✓	✓	✓
Marc Owen	7y 2m	✓	✓		✓	✓			✓		
Jo Hallas	2y 10m	✓	✓	✓	✓		✓	✓	✓	✓	✓
Simon Lowth	0y 11m			✓	✓	✓		✓	✓	✓	
John Ma	3y 9m	✓	✓		✓	✓	✓				
Jez Maiden[2]	1y 2m			✓	✓	✓	✓	✓	✓	✓	✓
Katarzyna Mazur-Hofsaess	4y 1m	✓	✓		✓	✓	✓				
Rick Medlock[3]	4y 0m			✓	✓			✓	✓	✓	✓
Angie Risley	7y 2m	✓			✓				✓	✓	✓
Bob White	4y 7m	✓			✓	✓	✓	✓			✓

Notes
1 John Rogers replaced Anne-Françoise Nesmes as CFO from 31 March 2024.
2 Jez Maiden became Chair of the Audit Committee on 1 March 2024.
3 Rick Medlock stepped down as Chair of the Audit Committee on 1 March 2024 and as a Non-Executive Director on 30 April 2024.

Smith+Nephew Annual Report 2024 121

Composition, succession and evaluation continued

Nomination & Governance Committee Report continued

Diversity reporting

Smith+Nephew is a global company with the majority of its revenue, operations and senior management in the US. Around 8% of employees are based in the UK and around 5% of Group revenues are derived from the UK.

Our reported global objective of 25% ethnic diversity within senior management by 2027 and our reported current percentage of 27% are calculated based on the ethnicity definitions applicable to senior management in the markets where they live and work. For senior management based in the UK, we use the Office for National Statistics' definition of ethnicity in order to calculate the proportion of ethnic diversity of senior management in the UK. Based on the composition of our business and the fact that the vast majority of our senior management, operations and revenue are based outside the UK, we feel it is appropriate to continue to report against a global measure in order to show our global progress.

In order to comply with UK Corporate Governance requirements, this year we have included a UK senior management ethnicity objective of 10% by 2027. Where there are opportunities to bring senior managers into the UK organisation, we will continue to consider a broad and diverse slate of candidates in accordance with our diversity policies and hiring procedures. We will continue to review and, where appropriate, revise our UK and global commitments on an annual basis.

We have numerous training courses in Learning Unlimited, our internal learning platform, for people leaders on the topics of allyship, inclusion, and belonging.

Since 2021 Smith+Nephew have run personal data campaigns to encourage disclosure of missing gender, race/ethnicity, veterans and disability data, and we have made significant progress to ensure we have data sets that are as complete as possible. We respect the privacy rights of individuals and comply with applicable laws in the collection of data.

Board and executive management diversity

Prepared in accordance with UK Listing Rule 6.6.6(10) as at 31 December 2024	Number of Board members	Percentage of the Board %	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management[1]	Percentage of executive management[1] %
Gender representation: Board & executive management (as at 31 December 2024)					
Men	8	73	3	9	75
Women	3	27	1	3	25
Other categories	0	0	0	0	0
Not specified/ prefer not to say	0	0	0	0	0
Ethnic background: Board & executive management (as at 31 December 2024)					
White British or other White (including minority White groups)	9	82	3	8	67
Mixed/multiple ethnic groups	0	0	0	0	0
Asian/Asian British	2	18	1	1	8
Black/African/ Caribbean/Black British	0	0	0	1	8
Other ethnic group, including Arab	0	0	0	2	17
Not specified/ prefer not to say	0	0	0	0	0

1 Executive management is the Executive Committee (most senior executive body below the Board).

Explanation against LR 6.6.6(9)

The table above provides our Board and executive management diversity data as at 31 December 2024, our chosen reference date, which has been prepared in accordance with UK Listing Rule 6.6.6. One of the four senior positions on the Board (Chair, CFO, CEO or SID) was held by a woman, our Board composition included two Directors from ethnic minority backgrounds and 27% of the Board of Directors are women.

The Board is pleased that two of the targets have been met but recognises that it has not met the target of 40% individuals on the Board being women. The overriding priority across all Board appointments remains identification of the strongest candidate for the role, based on clear search criteria. Further detail of the focus by the Nomination & Governance Committee on the continued development of a diverse talent pipeline, and the work to oversee external benchmarking to ensure Smith+Nephew has the diversity and capabilities needed for future growth, is set out on page 121.

Source of data

Data concerning gender and ethnicity representation on the Board and Executive Committee is set out above. This data was collected directly from all the individual Board and Executive Committee members. Each individual disclosed their gender and ethnicity using the options included on a form which included an option not to specify an answer.

122

Smith+Nephew Annual Report 2024

Board development Board induction and development programme During 2024, we implemented structured and robust induction programmes for Jez Maiden, Simon Lowth and John Rogers. Our Board induction and development programmes are customised to address the specific needs and interests of each of our Directors. We focus the induction and development sessions on facilitating a greater awareness and understanding of our business, our stakeholders and the regulatory frameworks which we operate in. Induction programmes Induction programmes are tailored to each Board member’s individual skills and experiences and their roles on the Board and its Committees and include: – One-to-one meetings with senior executives to understand the organisation, the roles and responsibilities of our senior employees and specifically how we do things at Smith+Nephew. – Meetings with our external advisers including brokers, external counsel, remuneration consultants and auditors, to explain the legal and regulatory background to their role on our Board and how these matters are approached at Smith+Nephew. – Strategic presentations and site visits tailored to Executive and Non-Executive needs respectively in order to provide a strong foundation to learn about the organisation, its history, current and future opportunities, and challenges, and to give Board members an opportunity to ask questions and interact with our wider workforce. In 2024, the Non-Executive induction programmes included: – A strategic overview and introduction to MedTech and medical devices coupled with an immersive introduction to our purpose, culture pillars and people – One-to-one sessions with each member of the Executive Committee, Investor Relations and Finance Global Leadership Teams – Subject matter expert sessions on medical device regulation, healthcare compliance, ERM and inventory/asset utilisation – Site visits to Hull, Croxley and Pittsburgh together with any additional site visits as may be requested – Informal office touchpoints with employees at the UK Group Head Office (Croxley) – Introductory sessions with external advisers, auditors, brokers and consultants – Additional internal and external sessions upon request based on interest. Areas of strength and focus for 2024 On an ongoing basis, we provide our Directors with both virtual and in-person opportunities to understand more about our business and the healthcare industry and support engagement with our teams and internal/external resources as appropriate; for example: – A number of Board members have enjoyed holding employee listening sessions throughout the year, both physically and virtually, where they have talked with employees and heard their views on what it means to work for Smith+Nephew. These sessions are discussed in more detail on page 129. – In November 2023, Board members were invited to our Meet the Management session in London and were able to attend sessions virtually and in person, which provided further insight into the global product innovation strategy across each of our business units and our differentiated product pipeline, together with the opportunity to meet our investors. – All Board members have access to a library of Board induction and development internal materials within our Board resource portal as well as external thought leadership articles, materials, webinars and other resources. – We have arranged sessions on external perspectives on the healthcare industry and macro trends/insights on topics of interest/ relevant to the Board. The Chair regularly reviews the development needs of individual Directors and the Board as a whole. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 123

Board effectiveness About Boardroom Review Tracy founded Boardroom Review in 2004 and has conducted more than 400 international reviews across publicly listed, mutual, privately owned and public sectors. She currently serves as the senior independent on various government appointment panels and is a mentor to young female professionals. Tracy also conducted the review in 2021 against which the 2024 evaluation could be benchmarked. Tracy has reviewed the narrative set out in this report. Boardroom Review has not provided any other services to the Group and there are no conflicts between Boardroom Review and the Group or any of its Directors that could compromise the independence of the evaluation. Boardroom Review is a signatory to the Chartered Governance Institute’s Code of Practice for board reviewers and has applied it in undertaking the evaluation. Nomination & Governance Committee Report continued Composition, succession and evaluation continued 1 Initial briefings with the Chair and Senior Independent Director to ensure the evaluation was tailored specifically to meet the Board’s needs and priorities. 2 In-depth information review across core areas including The 12-Point Plan and strategy, risk, cyber security, talent, ESG and other key areas of focus for the Board. 3 Confidential interviews with each Board member and the Company Secretary focused on Board effectiveness. 4 Observation of all Board and Committee meetings in July 2024. Methodology for evaluation Selection of evaluator Following a vendor evaluation process which included a review of various evaluation models, tools and platforms, the Board approved the appointment of Dr Tracy Long CBE of Boardroom Review. The Board and Committee external evaluation was conducted in accordance with the guidance in the Code. Board external evaluation The 2024 Board evaluation was conducted externally by Dr Tracy Long of Boardroom Review and sought to review key aspects of Board effectiveness. The reviews in 2025 and 2026 will be facilitated internally and led by the Senior Independent Director, supported by the Company Secretary. The next external evaluation will be in 2027. 5 Feedback from the Chair and CEO, culminating in the collective Board discussion in September to assess the Board’s strengths and opportunities. The full Board discussion included core topics such as the work of the Board on strategy, risk and controls, people and stakeholders, Board dynamics, use of time and information, and contribution and composition of the Board and its Committees. 6 An Executive Committee (ExCo) review was conducted by Boardroom Review in parallel with the Board evaluation in order to evaluate and report on ways to further enhance effectiveness of those entities both individually and collectively. The ExCo review provided helpful commentary and insights for the Board, highlighting the thoughtful and execution-focused approach of the CEO, the strong partnership between the CEO and the new CFO and the improved levels of reporting and transparency to enable data-driven decision making. 124 Smith+Nephew Annual Report 2024

Strategy following completion of 12-Point Plan As we complete the 12-Point Plan the Board will focus on new ways to drive value for the business, including reviewing the portfolio. Industry landscape and portfolio Detailed reviews of competitors at each meeting so the Board has a good understanding of the market dynamics and landscape. Ongoing review of strategy and structure, incorporating industry performance insights, supported by external advisers as necessary. Ongoing focus on embedding and supporting performance culture Celebration of examples of high performance and flawless execution; ongoing evaluation of learnings to strengthen culture, iteratively incorporating feedback from internal and external sources, acknowledging areas for improvement and making changes in direction if necessary. Crisis management, response and recovery Continued enhancement of the Board programme to include ongoing threat analysis (incorporating market insights from external advisers as appropriate), scenario planning and the role of the Board. Talent development and tracking success Ongoing succession planning and talent strategy discussions to further refine key competencies aligned with strategy, leadership and diversity, and mitigation of risks. Areas of focus for 2025 to further enhance Board effectiveness Strengths and opportunities Strengths – Alignment between Board and ExCo on the Purpose of Life Unlimited as central to culture and strategy – Engaged Chair, experienced SID with strong transition to new appointment – Dynamic open CEO leadership and strong partnership with CFO – Good mix of tenure and diversity of NED background and experience – Positive executive/NED relationships with healthy Board culture and contribution – Clear roles, responsibilities and strong capabilities within Committees – Improved Board visibility and confidence in complex supply chain issues – Good attention to the ESG agenda and strategy – Healthy corporate culture and attention to values (including Board listening sessions) – Good level of attention to leadership development and executive succession – Good use/management of time and respected secretariat support. Opportunities In the current environment of transformation, several opportunities to continue to strengthen Board effectiveness were noted, including: – Opportunity to build on and deepen understanding of industry and competitor landscape – Continued focus on supply chain and visibility – Continued focus on technology and cybersecurity – Embedding transition from 12-Point Plan to business-as-usual activities. Composition, succession and evaluation Overall, the Smith+Nephew Board believes it is operating effectively as assessed both holistically and against the areas of focus for 2024: – The Board agenda in 2024 has been shaped around the core areas of innovation and portfolio, strategy and operational excellence, cost management and capital allocation, and oversight of risk management and controls to identify further opportunities to drive longer-term strategic value creation. – The Board has regularly evaluated risks, opportunities and progress on commercial and operational transformation, including through business unit strategic updates, a deep-dive session on Greater China, the transition from the 12-Point Plan to business-as-usual activities, reorganisation to a global business unit structure and the zero-based budgeting project. – The Board has had further discussions on the macro challenges, regulations and trends globally within healthcare and MedTech. External experts have provided further insights to enhance understanding of the industry and the frameworks which the Company operates in. – The Board held additional talent management strategy and succession planning sessions on talent pipeline and gap analysis at Board level, together with a review of long-term people strategy with an emphasis on developing strong pipelines of senior leaders. The Board and its Committees have monitored employee engagement scores, the internal talent pipeline and the development framework, in particular for high-value roles within the Company. – Closing sessions with the full Board and also NEDs at each Board meeting have facilitated transparent and detailed discussion. Members of the ExCo and their direct reports have spent time over the year with Board members during inductions, site visits and strategic presentations fostering constructive discussion. – Continuing to build trust and credibility to strengthen governance. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 125

Compliance & Culture Committee Report Compliance & Culture “Smith+Nephew is driving performance closely aligned to its purpose of Life Unlimited and its culture pillars of Care, Collaboration and Courage with a commitment to doing business ethically, with integrity, honesty and professionalism.” Marc Owen Chair of the Compliance & Culture Committee Our focus for 2025 – Continued evaluation of the impact of ethics and compliance, regulatory, quality and cultural activities, and trends in the context of Group strategy. – Continued monitoring of the Company’s progress against our sustainability strategy, measuring actions against objectives and metrics and evaluating the effectiveness of implementation. – Continued evaluation of the impact of Committee and Board decision making on our people, communities and the environment. – Monitoring the progress of the Company’s commitment to its net zero roadmap by 2045. – Monitoring the actions taken by management following the Board employee listening sessions. – Continue Board listening sessions to supplement the annual employee engagement survey, which is the primary mechanism by which the Board gains insight and understanding into the health of the organisation and employee perspectives on the Company. – Continued evaluation of stakeholder interests aligned with the Group sustainability strategy. – Review and approval of key annual disclosures such as the Sustainability Report and Modern Slavery Statement. – Oversight of whistle-blower policies and procedures and an annual review of effectiveness. Committee roles and responsibilities Ethics and compliance – Overseeing ethics and compliance programmes, strategies and plans. – Monitoring ethics and compliance process improvements and enhancements. – Reviewing whistle-blower policies and overseeing investigation reports. – Assessing compliance performance based on monitoring, auditing, and internal and external investigations data. – Discussion of significant potential compliance issues. – Receiving reports from the Chief Compliance Officer on ethics and compliance matters. – Reviewing implementation of the global data privacy compliance framework and other regulatory developments which impact our business. Sustainability – Overseeing the implementation of our ESG strategy and reviewing performance against targets and metrics, including the Scope 3 roadmap and ESG dashboard and metrics. – Receiving and discussing reports from the ESG Steering Committee focused on alignment of our ESG strategy with stakeholder requirements and our Strategy for Growth. Culture – Board listening sessions with employees aim to proactively support and reinforce our strategy and shared purpose of Life Unlimited, and our culture of Care, Collaboration and Courage. These sessions provide the Board with an opportunity to engage directly with employees to understand employee perspectives on certain topics. – Talent planning and people development including line manager initiatives. – Receiving and assessing performance against purpose and culture, talent, people leadership and engagement, and inclusion and belonging initiatives. – Organisational effectiveness and embedding culture. Quality and Regulatory Affairs (QARA) – Monitoring trends, activities and plans relating to regulatory and quality risks and events within the organisation aligned to our Strategy for Growth. – Receiving and assessing regular functional reports and presentations from the Chief QARA Officer on QARA strategy and operations. The Terms of Reference for the Compliance & Culture Committee describe the role and responsibilities of this Committee more fully and can be found on our website. www.smith-nephew.com/en/who-we-are/corporate-governance#terms-of-reference 126 Smith+Nephew Annual Report 2024

Committee meetings In 2024, the Committee held four meetings. The Chair, CEO, CFO, Group General Counsel and Company Secretary, Chief Compliance Officer, Chief QARA Officer, Chief HR Officer, President of Global Operations and VP ESG also attended all or part of the meetings by invitation. Ethics and compliance As stated in the Code of Conduct, the sustainability of our business depends on doing business the right way and ensuring that we work with third parties who adhere to business principles consistent with our own. The Chief Compliance Officer provides regular reports to enable the Committee to evaluate the effectiveness of the Global Compliance programme and understand the audit, monitoring and continuous improvement activities undertaken to ensure that our ethics and compliance programme continues to evolve aligned to our Strategy for Growth and the 12-Point Plan. The Committee is provided with updates on potentially significant issues which are raised through the Company’s hotline or to our Compliance team and the Company’s response to such matters. It also receives an annual whistle-blower effectiveness review as well as details of investigations, actions taken to address substantiated matters and developing trends. The Committee receives updates on potentially significant findings from compliance audits and oversight actions, including details of mitigating actions to address findings. On an annual basis the Committee receives a trend analysis of audit findings and root cause analysis with details of any programme changes required to address evolving trends. The Committee continues to receive a report on the annual self-assessment of the compliance programme against the US Department of Justice Evaluation of Corporate Compliance Programs guidance. The reports to the Committee demonstrate that the organisation has established mature processes and controls over compliance and ethics reporting and investigations. During 2024, the Committee also received updates with a regional focus on our compliance programmes in India, which demonstrates how the global programme is adapted to mitigate market-specific risks. The Committee also explored the focus topic of the Third-Party Seller Management programme. Sustainability/ESG The Committee received updates throughout the year from the President Global Operations and Vice President ESG on our performance against People, Planet and Products initiatives. Utilising dashboards and strategy reporting developed by the ESG Steering Committee, the Committee monitors management actions taken, and tracks progress against the organisation’s ESG objectives through KPIs, metrics and leading stakeholder indicators. Driven by an increased focus on driving business value, the Committee reviewed the 2024 Sustainability Plan throughout the year to align with the ESG priorities of Company stakeholders. Based on stakeholder and industry best practice assessments, the Committee approved updates to product donation and waste objectives. During each of the four Committee meetings during the year, the Committee was updated on Scope 1 and 2 carbon emissions reductions and spend on green certificates (Renewable Energy Credits) to support emissions reductions. In February 2024, the Committee reviewed the draft 2023 Sustainability Report and the Committee report for final approval and publishing. The Committee also considered and approved the Modern Slavery Statement. During May 2024, the Committee reviewed our customers’ and investors’ focus on ESG and sustainability. In July 2024, the Committee was presented with a detailed review of our ESG ratings and a roadmap to meet the Company’s 2040 and 2025 net zero carbon emissions objectives. The Committee also discussed the performance metrics in respect of the Performance Share Plan, in particular the EPS performance measures. In December 2024, the Committee reviewed the Company’s 2025 plan for People, Planet and Products initiatives and ESG efforts supporting each of the Company’s business stakeholder groups. The Committee Chair continues to engage with investors, governance teams and other stakeholders on sustainability and ESG topics. Quality and regulatory affairs Product safety and effectiveness is at the foundation of our business. Regulatory authorities across the world implement and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. The Committee received and reviewed summary reports at each meeting of the Company’s performance against internal and external KPIs and metrics in order to ensure oversight of the quality and regulatory activities of our business aligned to our Strategy for Growth and the 12-Point Plan. At each meeting, the Committee received a briefing on key quality and regulatory matters from the Chief QARA Officer. The Committee reviewed results of external regulatory inspections and audits conducted by the FDA and other regulatory agencies, including the progress being made on continuous improvement programmes and activities. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 127

The Committee also discussed results of internal quality audits and key performance metrics associated with critical quality and regulatory compliance processes. The Committee received reports regarding preparation for emerging regulations applicable to our business, including the Clean Air Act, amendments to the EU Medical Devices Regulation programme and reviewing the evolving US FDA’s cybersecurity regulatory environment. During the year, the Committee reviewed progress in areas of focus including complaints benchmarking, quality assurance programme improvements at key manufacturing sites across the business and our continued efforts on Quality System simplification and optimisation leading to continued efficiency across our network. Culture The Company’s core purpose of Life Unlimited and the supporting culture pillars of Care, Courage and Collaboration continue to drive performance and accountability throughout the organisation globally. Our strategic objectives and culture pillars provide alignment across our business and stronger understanding by employees of their role in supporting our collective success. At each meeting, the Committee received briefings and updates on culture from the Chief HR Officer demonstrating progress in key areas. The specific focus areas for 2024 centred around initiatives that enhanced our culture. Focus groups were held to solicit feedback to understand how the Courage element from Our Commitments can be played out in everyday life at Smith+Nephew. The Committee also received briefings on projects in the employee experience space, such as People+Connect, how the Company is enhancing people leader capabilities, and how the Company is measuring organisational effectiveness and embedding various changes throughout. The Committee was pleased to receive updates on how the Company is enhancing the overall employee experience. Details around the improved wellbeing plans, our progress on pay equity and transparency, our evolving continued focus on inclusion and belonging, and the creation of an automated employee experience platform, People+Connect. Progress on employee engagement is tracked through the annual survey and associated internal and external KPIs and metrics to ensure that the organisation is achieving its objectives. Discussions at the Committee on people leader capabilities focused on refreshed leadership programmes, which provided introductory leadership training to early-career employees who show aspirations and potential to play a larger role in leading and inspiring people. The Committee was made aware of the positive impact of the 2024 wellbeing events, including mental health awareness/ resilience, work-life balance and manager emotional wellness training. Global EIGs events were also reported to the Committee, including the Empower & Care EIG’s Men’s Health month event, International Women’s Day activities in 2024 and Pride Month. The 2024 Gallup global employee survey results were shared with the Committee. These results allow Smith+Nephew to benchmark against similar companies in our industry, and in 2024 demonstrated an increased participation rate of 92%. The Committee was pleased to celebrate the Company receiving the Gallup Exceptional Workplace Award in 2024, and noted that the Company had displayed an improvement trajectory above the majority of other Gallup participants. Compliance & Culture Committee report continued Compliance & Culture continued 128 Smith+Nephew Annual Report 2024

The Board is committed to the purpose of Life Unlimited and supporting the strong culture within the organisation. Our strong cultural pillars of Care, Courage and Collaboration promote good governance across our business and are crucial to fostering an environment of ethical performance. A key forum where culture is at the top of the agenda is the Compliance & Culture Committee, which monitors and measures the ways in which culture is embedded in the organisation. Code of Conduct The Code of Conduct is reviewed by the Board annually and approves any amendments. Our Code of Conduct sets out the expected behaviours and as such is a clear foundation of our corporate culture. Each Board member is required to certify compliance with the Code of Conduct annually. Our Code of Conduct is available to view at www.smith-nephew.com/ en/compliance Board, Committee Strategy meetings Routine reporting at Board, Committee and strategy meetings together with senior employees’ attendance and presentations provide valuable insight into culture across the Group. The Board effectively engages with employees at site visits and meetings held at the Company’s offices. Employee Inclusion Groups The Board recognises that a culture of inclusivity is key to enable individuals to bring their whole selves to work. Our EIGs are driven by our employees and their passion to foster an ethos of belonging and create a community to discuss relevant topics knowing that their voice and contributions matter. » See page 60 for more on our EIGs Whistle-blowing The Board has ensured that there is a clear and accessible platform for employees to confidentially raise any concerns through the whistle-blowing hotline. A report on whistle-blowing matters including trends and monitoring is presented to the Committee. This information is a key alert to any cultural issues and workforce concerns. Board listening sessions In 2024, Board members in addition to Committee members engaged in listening sessions and other touchpoints with employees during their visits to the Company’s facilities, enabling us to experience the employee voice in a number of ways. Directors directly engaged with employees during five Board listening sessions in 2024. A wide variety of matters were discussed, including how our corporate functions enable our Company’s success, checking in on the progress of our international commercial models and how best we serve our customers, and the progress of our 12-Point Plan, enabling the Board to hear the employee voice directly. These sessions are a key way for the Board to monitor the cultural climate of the Group. Number of listening sessions throughout the year 5 Employee annual engagement survey A positive and collaborative culture for our employees is key to enabling us to deliver our success. The annual engagement survey is reviewed by the Board and considered to be a helpful indicator of culture across the Group and provides insights at each level of the business. 4,346 Colleagues’ survey comments reviewed and analysed Outcomes of embedding our culture – Improved employee engagement at 92%, overall evidence of higher job satisfaction and winner of the Gallup Exceptional Workplace Award – Developing and retaining talent – Opportunities for employees to bring their whole selves to work Improved employee engagement 92% Our culture STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 129

Audit Committee Report Audit, Risk and Internal Control “I am pleased to present my first Audit Committee Report since becoming Chair of the Committee. In 2024, we have delivered oversight of high-quality financial reporting and external auditing, strong financial controls and compliance, and effective internal audit and risk management for Smith+Nephew.” Jez Maiden Audit Committee Chair Our focus for 2025 In delivering its responsibilities in 2025, the Committee will build on its 2024 focus areas, including: Financial reporting and external audit – Supporting the second year of Deloitte’s audit, with a focus on identifying improvement opportunities in finance processes. – Reviewing implementation of the enhancements to sustainability reporting as part of EU CSRD requirements. Financial controls – Continued oversight of the governance and maturity of IT controls, given ongoing investment in information technology across the Group. – Reviewing the final design for the monitoring and review of material controls, ready for UK Corporate Reform compliance in 2026, alongside implementation of a revised European Crime and Corporate Transparency Act-compliant fraud control framework. Risk management – Assessing the impact of a changing global environment on the Group’s principal risks, together with monitoring of cyber resilience, as part of the Group’s ongoing investment and maturity programme. Finance organisation – Expanding the Committee’s exposure to finance resource across the Group, supporting talent development. Committee roles and responsibilities – Ensuring the integrity of the Company’s financial reporting to shareholders and any announcements relating to the Group’s financial performance. – Ensuring financial statements comply with UK and US statutory requirements. – Reviewing the content of the Annual Report and advising the Board on whether, taken as a whole, it is fair, balanced and understandable, and providing the information necessary for shareholders to assess the Company’s performance, business model and strategy. – On behalf of the Board, reviewing management’s assessment of and reporting on the effectiveness of internal controls, and compliance with the 2018 UK Corporate Governance Code and the Sarbanes-Oxley Act 2002. – Ensuring the effectiveness of the Internal Audit function, agreeing audit plans and considering outcomes of internal audits. – Reviewing the operation of the Group’s risk management framework. – On behalf of the Board, carrying out a robust assessment of the principal and emerging risks facing the Group. – Ensuring the effectiveness of the external auditor, agreeing the scope of audits (including materiality thresholds and areas of risk for focus), and the auditor’s fees and terms of engagement. – Monitoring enhancements to fraud assessment and considering any reported frauds and any concerns raised by the Company’s whistle-blowing process. – Overseeing other matters, including cybersecurity, IT governance, tax and treasury. The Terms of Reference for the Audit Committee describe the role and responsibilities of this Committee more fully and can be found on our website. www.smith-nephew.com/en/who-we-are/corporate-governance#terms-of-reference 130 Smith+Nephew Annual Report 2024

Committee meetings The Committee met seven times during the year, with meetings timed to coincide with the financial and reporting cycles of the Company. In addition, the Committee met with both the Company’s external auditor and Group Head of Internal Audit (GHIA) without management present. The Committee Chair held individual meetings with the external auditor, CFO, GHIA, Group Financial Controller and the Group Head of Financial Controls and Compliance through the year. All members of the Committee are deemed to be Independent Directors and I am the designated financial expert under the SEC Regulations and, along with Simon Lowth, we are the Committee members with recent and relevant financial experience in accordance with the UK Corporate Governance Code. Our focus in 2024 As part of its responsibilities, set out above, the Committee’s particular areas of focus in 2024 included: Financial reporting and external audit – Reviewing implementation of a change in the Company’s operating model, which created greater accountability for each business, and monitoring its impact on external reporting. In addition, the Committee reviewed the implementation of the allocation of directly attributable central costs to the business units. – Considering significant and other financial matters which could impact the financial statements, as set out on pages 132 and 133. – Monitoring the transition of the external audit and ensuring continued audit quality, with Deloitte completing its first audit in 2024. – Reviewing the acquisition accounting in relation to the CartiHeal acquisition and the allocation between acquired intangibles and goodwill. – Monitoring enhancements to sustainability reporting and preparation for the implementation of EU CSRD reporting in 2025. – Supporting the Remuneration Committee in its assessment of, selection of and performance against financial metrics in short- and long-term incentive schemes. – In October 2024, the US Securities and Exchange Commission (SEC) issued a comment letter to the Group in relation to its Form 20-F for the year ended 31 December 2023. We reviewed management’s written responses to the SEC, which were accepted, and their review was closed in December 2024. This review has resulted in a number of enhancements in disclosures included in the Group’s Form 20-F for the year ended 31 December 2024. Financial controls and compliance – Reviewing the operation of financial controls across the Group, which included introduction of a streamlined approach leveraging the Group’s global processes and piloting of continuous monitoring of process controls. – Overseeing improvements in the maturity of IT controls, including the remediation of deficiencies relating to user access management. – Reviewing plans and progress to introduce enhanced controls reporting to meet UK Corporate Reform (UKCR or ‘provision 29’) requirements in 2026, along with revisions to the Group’s fraud prevention framework to meet the requirements of the UK Economic Crime and Corporate Transparency Act (ECCTA). Internal audit and risk management – Confirming the continued operation of a satisfactory control environment across the Group, through monitoring of the planning and delivery of an efficient, high-quality internal audit programme, focused on compliance, process and risk-driven audits as set out under Internal Audit on page 134. – On behalf of the Board, monitoring the Group’s ERM framework, including the control and mitigation of principal risks against agreed risk appetites. – Regular ‘deep dives’ into the Group’s cyber resilience, including progress on further improving cyber maturity. Finance organisation – Reviewing treasury and tax operations, including the tax impact of a new global tax system (‘Pillar 2’) and ongoing refinancing activities. – Monitoring and supporting management change in key finance roles, including a new CFO, Group Financial Controller and GHIA. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 131

Audit Committee report continued Audit, Risk and Internal Control continued IT systems The Group’s IT systems form a key component of the Group’s financial reporting activities. The Group operates key IT controls to prevent inappropriate changes being made to IT systems in relation to application functionality, transactional processing and direct changes to underlying data. Given the reliance placed on these systems, IT controls testing is fundamental to Deloitte’s audit approach. Our action We reviewed management’s reports on the testing of IT general controls, including the remediation of deficiencies relating to user access management, and monitored the completion of mitigating and remedial activities. Deloitte response Deloitte noted IT control deficiencies relating to user access management for certain IT systems and designed and executed audit procedures to respond to the risk arising from this. Impairment In carrying out impairment reviews of goodwill and acquisition intangible assets, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required, which would adversely impact operating results. Our action We reviewed management’s reports on the key assumptions with respect to goodwill and acquisition intangible assets – particularly the forecast future cash flows and discount rates used to make these calculations. We had a particular focus on goodwill impairment testing for the Orthopaedics cash-generating unit (CGU), as the level of headroom has decreased and it is sensitive to a reasonably possible change in assumptions, in particular the projected trading profit margin. We challenged the downside sensitivity analysis undertaken and concluded that the carrying value of these assets is reasonable and appropriately supported by the cash flow projections. We have also considered the disclosure surrounding these reviews and concluded that the review and disclosure were appropriate. Deloitte response Deloitte evaluated management’s approach on the impairment conclusions and the basis of the assessment. Significant matters related to the financial statements We considered the following key areas of judgement in relation to the 2024 financial statements and at each half year and quarterly trading report, which we discussed in all cases with management and the external auditor: Valuation of inventories A feature of the Orthopaedics business unit (which accounts for approximately 68% of the Group’s total inventory and approximately 83% of the total provision for excess and obsolete inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers’ immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and, towards the end of the product life cycle, are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and typically is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does involve management estimation of customer demand, effectiveness of inventory deployment, length of product lives and phase-out of old products. Our action At each quarter end, we received reports from, and discussed with, management the level of provisioning and material areas at risk. The provisioning level was 20% at 31 December 2024 (2023: 21%). We challenged the basis of the provisions and concluded that the proposed levels were appropriate and have been consistently estimated. Deloitte response During 2024 Deloitte evaluated management’s approach to inventory provisioning considering the use of a lookback sales demand methodology. 132 Smith+Nephew Annual Report 2024

Other matters related to the financial statements As well as the identified significant matters, other matters that the Audit Committee considered during 2024 were: Going concern The impact of a global economic downturn has been considered as part of the adoption of the going concern basis in these financial statements. We reviewed three-year projections as part of the Group’s Strategic Plan, and also more detailed cash flow scenarios for a period of at least 12 months from the date of approval of the financial statements, for going concern purposes and concurred with management that the continued adoption of the going concern basis is appropriate, as set out on page 135. Taxation The Group operates in numerous tax jurisdictions around the world and is subject to factors that may affect future tax charges. We annually review policies and approve the principles for management of tax risks. We review quarterly reports from management evaluating the existing tax profile, tax risks and tax provisions. Based on a thorough report from management of tax liabilities and our challenge of the basis of any tax provisions recorded, we concluded that the levels of provisions and disclosures were appropriate. Post-retirement benefits The Group has post-retirement defined benefit pension schemes, which require estimation in setting the assumptions. We received a report from management setting out their proposed assumptions for the UK scheme and concurred with management that these assumptions were appropriate. We also reviewed the assumptions, accounting and disclosures for the US scheme termination and deemed them appropriate. Non-IFRS financial information Trading profit is a key metric used to assess the performance of the Group. We annually review the policy and principles applied to adjust Operating profit for items which materially impact the Group’s profitability. Liability provisioning The Group has provisions for legal disputes which require estimation. We received regular updates from the Group General Counsel & Company Secretary. These updates form the basis for the level of provisioning. We received detailed reports from management, including the actuarial model used to estimate the provision for metal-on-metal hip claims, and challenged the key assumptions. We concurred with management that the proposed levels of provisioning at year end of $123 million included within ‘provisions’ in Note 17.1 in 2024 (2023: $159 million) were appropriate in the circumstances. Climate change The impact of climate change has been considered as part of our review of the impairment testing of goodwill and acquired intangible assets, and the going concern assessment. We have also considered the disclosures on climate change and considered them appropriate. Since the year end We have reviewed the results for the full year 2024 and the Annual Report 2024, and have concluded that they are fair, balanced and understandable. In coming to this conclusion, we have considered the description of the Group’s strategy and key risks, the key elements of the business model, which is set out on pages 16–17, and the KPIs and their link to the strategy. External auditor Independence of external auditor As previously reported, following a competitive tender process Deloitte LLP (Deloitte) was appointed auditor of the Company with effect from 1 January 2024, as approved by shareholders at the AGM in May 2024. We are satisfied that Deloitte is fully independent from the Company’s management and free from conflicts of interest. Our Auditor Independence Policy, which ensures that this independence is maintained, is available on the Company’s website. We believe that the implementation of this policy helps ensure that auditor objectivity and independence is safeguarded. The policy also governs our approach when we require our external auditor to carry out non-audit services, and all such services are strictly governed by this policy. The Auditor Independence Policy also governs the policy regarding audit partner rotation, with the expectation that the audit partner will rotate at least every five years. Andrew Bond was appointed as our senior lead audit partner on 1 May 2024. The Audit Committee confirms it has complied with the provision of the Competition and Markets Authority (CMA) Order 2014. Effectiveness of external auditor We conducted a review into the effectiveness of the external audit as part of the 2024 year-end process, in line with previous years. We sought the views of the Committee and key members of the finance management team, considered the feedback from this process and shared it with management. During the year, we also considered the inspection reports from the Audit Oversight Board in the UK and determined that we were satisfied with the audit quality provided by Deloitte. The Audit Committee receives feedback from Deloitte at each meeting where management present their summary of critical accounting estimates as at each quarter end and during the Committee’s private sessions with the auditors which are held throughout the year. Overall, therefore, we concluded that Deloitte had carried out their audit for 2024 effectively. Appointment of external auditor at AGM Resolutions will be put to the AGM to be held on 30 April 2025 for the re-appointment of Deloitte LLP as the Company’s auditor and authorising the Board to determine its remuneration, on the recommendation of the Audit Committee in accordance with the CMA Order 2014. Disclosure of information to the auditor In accordance with section 418 of the Companies Act 2006, the Directors serving at the time of approving the Directors’ Report confirm that, to the best of their knowledge and belief, there is no relevant audit information of which the auditor, Deloitte, is unaware, and the Directors also confirm that they have taken reasonable steps to be aware of any relevant audit information and, accordingly, to establish that the auditor is aware of such information. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 133

Audit, Risk and Internal Control continued
Audit Committee report continued

Non-audit fees paid to the auditor

Non-audit fees are subject to approval in line with the Auditor Independence Policy, which is reviewed annually and forms part of the Terms of Reference of the Audit Committee.

The Audit Committee recognises the importance of the independence of the external auditor and ensures that the auditor's independence should not be breached. The Audit Committee ensures that the auditor does not receive a fee from the Company or its subsidiaries that would be deemed large enough to impact its independence or be deemed a contingent fee. The total fees for permitted non-audit services shall be no more than 70% of the average of the fees paid in the last three consecutive financial years for the statutory audits of the Company and its subsidiaries.

Any pre-approved aggregate or individual amounts up to $25,000 may be authorised by the SVP Group Treasurer & Tax and SVP Group Finance and amounts up to $50,000 by the CFO. Any individual amount over $50,000 must be pre-approved by the Chair of the Audit Committee and amounts in excess of $100,000 by the Audit Committee. If unforeseen additional permitted services are required, or any which exceed the amounts approved, again pre-approval by the Chair of the Audit Committee is required.

The following reflects the non-audit fees incurred with Deloitte and KPMG in 2024 and 2023, which were approved in accordance with the Auditor Independence Policy.

	2024 $ million	2023 $ million
Audit-related services	0.4	0.3
Assurance-related services	–	–

Audit-related fees in 2024 primarily consisted of routine services and were deemed by the Committee not to infringe upon auditor objectivity or independence. Following a competitive tender process, the Committee approved the selection of Deloitte as the Company's Corporate Sustainability Reporting Directive (CSRD) assurance provider. Deloitte has confirmed that assurance of CSRD will be standalone from the financial audit and the Committee concluded that the appointment would not infringe upon auditor objectivity or independence. The ratio of non-audit fees to audit fees for the year ended 31 December 2024 is 0.04. The ratio of non-audit fees to audit fees for the year ended 31 December 2023 was 0.03.

Full details are shown in Note 3.2 to the Notes to the Group accounts.

Audit fees paid to the auditor

Fees for professional services provided by Deloitte and KPMG, the Group's independent auditors and other local statutory auditors in each of the last two fiscal years, in each of the following categories were:

	2024 $ million	2023 $ million
Audit fees	9.1	10.0
Audit-related fees	0.4	0.3
Total	9.5	10.3

Internal audit

The Internal Audit team, which reports functionally to the Audit Committee, carries out risk-based reviews across the Group. These reviews examine the management of risks and controls over financial, operational, commercial, IT and transformation programme activities.

The Internal Audit team, led by the GHIA, consists of appropriately qualified and experienced employees. Third parties may be engaged to support audit work as appropriate.

The GHIA has direct access to, and has regular meetings with, the Audit Committee Chair and prepares formal reports for Audit Committee meetings on the activities and key findings of the function, together with the status of management's implementation of recommendations. The Audit Committee has unrestricted access to all internal audit reports, should it wish to review them.

During the year, the team completed 32 audits and reviews across the Group. These covered significant aspects of all 11 principal risks and included: financial controls effectiveness reviews across the EMEA, APAC, US and LATAM regions; IT and various programme assurance reviews including IT disaster recovery and cyber maturity; and an ERP implementation review in Japan. Group-level reviews included ERM effectiveness, business continuity management arrangements, sales inventory and operational process effectiveness, 12-Point Plan benefits realisation, procurement processes and supplier master data management. The team also performed reviews of the China Sports Medicine commercial business post-VBP and a review of the China channel and distributor management processes. Management have taken swift action to implement Internal Audit's recommendations. The team continues to leverage data analytics combined with on-site and remote audit work as appropriate.

134
Smith+Nephew Annual Report 2024

The team carries out its work in accordance with the Institute of Internal Auditors’ International Professional Practices Framework. Its performance is annually assessed using a structured questionnaire, allowing non-executive, executive and senior management, plus the external auditor, to comment on key aspects of the function’s performance. The Audit Committee, which re-approved the function’s charter in December 2024, has satisfied itself that adequate, objective internal audit standards and procedures exist within the Group and that the Internal Audit function is effective. Risk management programme The work the Committee has carried out in respect of risk management and internal controls is explained in the Risk Report on pages 78–82. Viability Statement The Committee reviewed management’s work in conducting a robust assessment of those risks which would threaten the business model and the future performance or liquidity of the Company, including its resilience to the threats of viability posed by those risks in severe but plausible scenarios. Based on this analysis, the Committee recommended to the Board that it could approve and make the Viability Statement on page 94. Going concern The Group’s business activities, together with the factors likely to affect its future development, performance and position, are set out in the Financial Review on pages 20–27 and the principal risks on pages 83–93. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 20–27. In addition, the Notes to the Group accounts include: the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposure to credit risk and liquidity risk. The Group has considerable financial resources, and its customers and suppliers are diversified across different geographic areas. As a consequence, the Directors believe that the Group is well placed to manage its business risk successfully despite the ongoing uncertain economic outlook. The Group has considered several scenarios (refer to Viability Statement on pages 94 and 95) including the continued uncertainty as to the future impact on the financial performance and cash flows of the Group as a result of a global economic downturn as part of the adoption of the going concern basis in these financial statements. The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the annual financial statements. Management also believes that the Group has sufficient working capital for its present requirements. Code of Ethics for Senior Financial Officers We have adopted a Code of Ethics for Senior Financial Officers, which applies to the CEO, the CFO, the Group Financial Controller, and the Group’s senior financial officers. There have been no waivers to any of the Code’s provisions, nor have there been any substantive amendments to the Code during 2024 or up until 24 February 2025. A copy of the Code of Ethics for Senior Financial Officers can be found on our website. In addition, every individual in the finance function certifies to the CFO that they have complied with the Finance Code of Conduct. Jez Maiden Chair of the Audit Committee STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 135

Activities during 2024 – Reviewed, proposed, and consulted with shareholders on changes to our Remuneration Policy in respect of US Executive Directors. – Set performance measures and targets for our short and long-term incentive plans. – Monitored performance against the targets of our short and long-term incentive plans. – Reviewed and updated the incentive plan arrangements for employees below Board. – Monitored the remuneration and benefit arrangements of the wider workforce. – Received regulatory, market, and best practice updates. – Reviewed and approved the Committee’s Terms of Reference. Remuneration Committee Report Directors’ Remuneration Report Chair’s Letter Dear Fellow Shareholder, During 2024, the Company made good progress with improving financial performance, delivering significant cost savings, and improving cash flow generation, reflecting the benefits from the the 12-Point Plan. The year ended strongly, enabling the Company to deliver solid financial results across its key performance metrics. This is testament to the resolve and hard work of Deepak in partnership with John and the executive team as well as Smith+Nephew employees to deliver for both our shareholders and the patients who benefit from our products. This year, the Remuneration Committee has maintained its focus on ensuring our remuneration arrangements effectively attract and retain top talent, which is aligned to the Board’s objective of fostering long-term stability. The Board is focused on ensuring that these arrangements support the delivery of our strategic business objectives and help cultivate a culture of performance and innovation that will enable sustainable growth and success to deliver long-term value for both our shareholders and employees. As reported in our 2023 Annual Report and in line with our goal to retain talent and ensure stability among our executive and senior leadership teams, we conducted a comprehensive review and shareholder consultation regarding changes to our Remuneration Policy for US-based Executive Directors. This review was important, as the Company and the Board needs to have the ability to compete for talent in the US market given the size and scope of its business and the MedTech talent that is predominantly based there. “Our remuneration arrangements are designed to incentivise and reward the delivery of sustainable value creation and long-term growth.” Angie Risley Chair of the Remuneration Committee Our focus areas for 2025 – Align incentive plan performance measures with the evolution of strategy. – Set incentive plan performance targets for the year ahead. – Monitor performance against our short and long-term incentive plan targets. – Oversee our approach to pay transparency for the wider workforce. Committee roles and responsibilities The Committee’s role is to ensure that our Remuneration Policy and practices are aligned to the business strategy and promote long-term sustainable success. We make sure that the remuneration of Executive Directors and the leadership team is aligned to the Company’s purpose and values and is clearly linked to the successful delivery of business performance and drives value creation. We engage with shareholders as appropriate to ensure that the Committee hears and understands their views, which in turn assists the Committee to shape its proposals. The Terms of Reference for the Remuneration Committee describe the role and responsibilities of this Committee more fully and can be found on our website. www.smith-nephew.com/en/who-we-are/corporate-governance#terms-of-reference 136 Smith+Nephew Annual Report 2024

The Board is keenly aware that the Company has had four CEOs and three CFOs in the past seven years, and with every change there has been downstream leadership attrition and loss of talent from our internal pipeline which has had a longer-term negative impact on the Company. It was therefore important that the Board start to address this with a new Remuneration Policy. Further detail on the reasons for the change are set out in our Directors’ Remuneration Report within the 2023 Annual Report. The changes to our Remuneration Policy were presented at our Annual General Meeting (AGM) on 1 May 2024, and we greatly appreciated the engagement and input from shareholders throughout the process, as the views and comments shared helped us ensure that we were considering all the issues, and ultimately enabled us to shape the final proposal. The Board appreciated the support from the majority of our shareholders, with 57% voting in favour of the changes and 56% backing the adoption of a new Restricted Share Plan (RSP). During the initial consultation process, Rupert Soames and I engaged with shareholders representing 67% of our issued share capital. We also consulted with proxy advisers who were most representative of our shareholder base at the time of the initial consultation, being IA/IVIS, Glass Lewis, and ISS. Following the AGM vote, we analysed the vote patterns to better understand the outcome so that we could further engage effectively with shareholders. This analysis showed that passive investment funds, which held almost 40% of our issued share capital at the time, had predominantly decided to vote against the proposed changes. In line with UK corporate governance requirements, following the AGM we contacted shareholders that represented 75% of our issued share capital, including passive investment funds, to seek further feedback and comments on the proposals. The Board decided to pause the implementation of the Remuneration Policy, while further consultation took place as the Board wanted to hear the views of shareholders given the voting outcome. This further consultation ran for a six-week period during June and July. The majority of shareholders who had previously engaged with us confirmed that they had supported the vote, but regrettably only a few of the funds who had voted against the new policy (the majority of whom were passive funds) engaged in the second round of consultation. We acknowledge that certain UK investor governance teams were not able to support our proposals due to the parameters deemed acceptable within the pre-existing UK corporate governance environment. However, we also note that following the AGM season in 2024, the UK environment has begun to change, with an acknowledgement that UK-headquartered companies such as Smith+Nephew, with a majority of their business, employees, and revenues in the US, need the ability to offer remuneration arrangements for US-based senior executives which are competitive and aligned to the norms of the industry and jurisdiction in which they live and work. The Board met at the end of July 2024 to discuss the outcome of the consultation, the AGM vote, and the interests of all applicable stakeholder groups. Given the lack of additional investor feedback during the further consultation and the continued support of the majority of shareholders who had voted in favour of the proposed Remuneration Policy, the Committee and Board determined that they would implement the wishes of the majority of shareholders and announced that they would adopt the Policy and new Restricted Share Plan (RSP) with no further changes. The changes were implemented in August 2024. As a result, for US Executive Directors the annual award under the Performance Share Plan (PSP) increased from 275% to 300% of base salary, and an annual award would be granted under the Restricted Share Plan (RSP) equal to 125% of base salary vesting in three equal annual instalments, which is aligned to US market practice for RSP vesting schedules. The vesting of this RSP award is subject to a reasonable judgement underpin. In addition, the shareholding requirement for a US-based CEO increased from 300% to 500% of base salary. There is no change to the Annual Incentive Plan (AIP) opportunity of 215% of base salary, but once the shareholding requirements are met, the annual bonus deferral will reduce from 50% to 30%. Further details are set out on page 143. Following adoption of the policy in August 2024, a top-up PSP award of 25% was granted to our US-based CEO in respect of the 2024-2026 PSP award. This top-up had the same performance conditions as the 2024-2026 PSP award of 275% granted in March 2024. In addition, a 2024 RSP award of 125% of base salary was awarded, which will vest in three annual instalments on the first, second and third anniversaries of the award. The potential incentive awards under the new Remuneration Policy move the target total direct compensation of the CEO’s package from 20% below the lower quartile of our global MedTech peer group (see page 149 for further details on this peer group), to the lower quartile. In relation to FTSE 20-60 companies, the CEO’s arrangements would be above the upper quartile and towards the upper end of UK-listed company practice, but not as an outlier. The new arrangements do not fully match US remuneration arrangements but will enable the Board to compensate US-based Executive Directors more appropriately relative to their US industry peers and make a more competitive offer if needed. We acknowledge that executive pay is a topic that attracts strong and often differing opinions among investors, and the Board fully understands that financial performance remains a focus for investors. However, the Board firmly believes that the provisions of the 2024 Remuneration Policy are in the long-term interests of the Company and will support the commitment to deliver on financial performance and value for shareholders. 85% Our CEO pay is 85% performance-based 57% paid in shares 500% and a shareholding requirement of 500% of base salary. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 137

Remuneration Committee Report continued Directors’ Remuneration Report continued Our approach to remuneration Our remuneration strategy is designed to motivate talent to achieve our strategic objectives, deliver on customer commitments, innovate to improve patient outcomes, inspire our employees, and drive long-term success and growth, ultimately delivering value to our shareholders. This focus on long-term performance aligns with our shareholders interests and is embedded in our Remuneration Policy, which includes incentives deliberately weighted towards long-term goals, coupled with meaningful shareholding requirements for Executive Directors both during and after their employment. Performance targets are set to be relevant, stretching and aligned to our business strategy. We also consider how performance is delivered when determining incentive plan outcomes. Appropriate consideration is given to applicable ESG risks to ensure that the performance delivered is sustainable and fully aligned with our Company values and culture, with malus and clawback applied to all forms of variable pay. Our remuneration approach is also designed to be competitive within the MedTech industry and across the diverse markets in which we operate, enabling us to attract and retain top talent globally. Wider employee remuneration We operate in a highly competitive global market for skills and talent, with our workforce playing a critical role in achieving our business goals. To compete effectively, our remuneration approach must be flexible and tailored to different markets, ensuring we remain responsive to competitive challenges. In addition, we prioritise pay equity, reviewing pay levels to ensure fairness, and are committed to the real living wage and narrowing the gender pay gap, as well as tackling the root causes of gender imbalance to ensure a truly inclusive culture that supports diversity. Over the past year, we reviewed the short-term and long-term incentives for senior managers below the Board level, and implemented several changes. These adjustments enhance our competitiveness in attracting and retaining talent, while also promoting greater differentiation in performance-based rewards over both the short and long term. Our reward framework also recognises that non-financial benefits play a crucial role in creating a supportive culture, with employee wellbeing forming a key part of our overall employment proposition. In September, I chaired a listening session with some of our employees to talk about our approach to remuneration and its alignment with the Company’s purpose, values and long-term strategy. Along with insights from our annual employee engagement survey, this feedback provides valuable context for decision making around our remuneration arrangements. 2024 incentive plan outcomes The Company finished the year strongly and delivered solid financial results across its key performance metrics. Revenue grew by 4.7% on a reported basis (5.3% on an underlying basis) and the Company continued to deliver year-on-year expansion in its trading profit margin which increased to 18.1%. Cash flow generation was improved, with free cash flow increasing to $551 million from $129 million, and trading cash flow increased to $999 million driven by significant improvement in working capital compared to 2023. These results reflect the benefits from the 12-Point Plan being realised. The Committee strives to maintain a clear link between pay and performance, focusing on setting challenging performance targets and evaluating both Company-wide and individual achievements. In that context, we believe that the payments outlined in this report fairly reflect the performance achieved and that the Remuneration Policy operated as intended during the year. Annual incentive For Executive Directors, 85% of their Annual Incentive Plan (AIP) bonus opportunity is tied to financial performance, with the remaining 15% tied to strategic objectives. Based on our financial performance and the achievement of individual objectives over the year, the total bonus payable to Deepak Nath is 60.6% of maximum (or 130.3% of base salary) and to John Rogers is 60.7% of maximum (or 130.6% of base salary). Half of this bonus payable will be deferred in shares for a period of three years. More details on the performance against the annual targets are set out on page 157. Long-term incentive The Committee reviewed the performance of PSP awards granted in April 2022 against the award performance conditions and determined that, based on actual performance over the three year performance period ended 31 December 2024, these 2022-2024 PSP awards will vest at 29.7% of maximum opportunity (59.4% of target). (see page 161 for further details). Deepak joined the Company in April 2022 and was granted a 2022-2024 PSP award in May 2022 – this award will vest at 29.7% of maximum opportunity (59.4% of target) in May 2025. John joined the Company in December 2023 and so was not granted a 2022-2024 PSP award. Applying the Remuneration Policy in 2025 Base Salary Following a review of the salary of Executive Directors, the Committee decided to award increases aligned with the wider workforce in the US for the CEO, and in the UK for the CFO. This resulted in an increase of 3% for Deepak and a 3.5% increase for John, both effective from 1 April 2025. Annual Incentive Plan The maximum opportunity will remain at 215% of base salary for Executive Directors and the target will continue to be set at 50% of the maximum. For 2025, the Committee decided to reduce the payout at Threshold from 15% of maximum to zero. The Committee reviewed the choice of performance measures and decided to replace trading cash flow conversion with free cash flow as this measure is considered to be a more comprehensive measure of financial health and better aligns with shareholder value creation; it also rewards more efficient capital allocation decisions. As a result, the performance measures will focus on revenue (35% weighting), trading profit margin percentage (35% weighting), free cash flow (15% weighting) and strategic objectives (15% weighting), which includes a combination of business and ESG objectives. Further details are set out on page 171. 138 Smith+Nephew Annual Report 2024 number of industry sectors. His extensive experience in transformation and capital markets is especially important given our focus on driving greater shareholder value. John’s remuneration upon recruitment was set in line with our Remuneration Policy, and further details are provided on pages 142-144. 2024 AGM I very much hope that this year’s report provides a clear overview of the Committee’s considerations and decisions, as well as an explanation of the 2024 remuneration outcomes. Additionally, I hope you will continue to support the Committee in its commitment to ensuring competitive, fair and effective remuneration that is aligned with business performance and shareholder returns, while securing and retaining the best talent and essential skills needed for our future success. I would like to extend my thanks to shareholders and proxy advisers who have given their time and valuable insights over the year to help us shape our approach to executive remuneration, and to all those who have supported me in my role as Chair of the Remuneration Committee, Finally, I’d like to welcome Sybella Stanley to the Remuneration Committee, who will succeed me as Chair of the Committee from 30 June 2025. Angie Risley Chair of the Remuneration Committee Performance Share Plan The Committee intends to grant PSP awards in line with its Remuneration Policy, which equates to 300% of base salary for Deepak Nath, being a US-based Executive Director and 275% of base salary for John Rogers being a UK-based Executive Director. The Committee reviewed the choice of performance measures for the award to be granted in 2025 and decided to replace the current global revenue growth performance measure with an earnings per share (EPS) measure to reflect our long-term strategy of sustainable profitable growth. This change also considers the views of a number of our shareholders who indicated their preference for an EPS measure during our recent Remuneration Policy consultation. As a result, the performance measures for the 2025-2027 PSP award will include a combination of earnings per share (30% weighting), return on invested capital (30% weighting), relative total shareholder return (30% weighting) and ESG objectives (10% weighting). Further details on the intended awards, including the performance measures and associated targets, are set out on page 171. Restricted Share Plan In line with its Remuneration Policy, the Committee intends to grant Deepak Nath, being a US-based Executive Director an award in the Restricted Share Plan (RSP) equal to 125% of base salary. This award will vest, subject to a reasonable judgement underpin at the time of release, in three equal instalments on the first, second, and third anniversaries of the award. John Rogers, being a UK based Executive Director is not eligible for an RSP award. Chair and Non-Executive Director fees The fees payable to the Chair of the Board and Non-Executive Directors are reviewed annually. In line with the increase in base salaries for Executive Directors, the Chair fee and Non-Executive Director base fee will be increased by 3% for US-based and 3.5% for UK-based Non Executive Directors from 1 April 2025. The additional fees for acting as a Chair of a Committee were also reviewed (see page 146 for further details). Board Changes Anne-Françoise Nesmes stepped down from the Board on 31 March 2024 and left the Company on 1 May 2024. As Anne-Françoise provided the Board with significant advance notice of her intention to step down, demonstrated dedication to her role, and supported the transition to John Rogers as incoming CFO, the Remuneration Committee exercised its discretion to treat Anne-Françoise as a good leaver for the purposes of unvested PSP awards that were granted in 2021, 2022 and 2023. She also received a payment under the 2023 AIP in March 2024, of which 50% was deferred in shares, and she will retain her outstanding Deferred Bonus Plan (DBP) awards which will vest in 2025, 2026 and 2027. Anne-Françoise was not eligible for a bonus under the 2024 AIP. John Rogers joined the Company on 1 December 2023 and was appointed to the Board on 31 March 2024. The Board considers John to be an outstanding candidate, with a proven track record operating around the world and across a Compliance statement We have prepared this Director’s remuneration report (the Report) in accordance with The Enterprise and Regulatory Reform Act 2012–2013 (clauses 81–84), sections 420–422 of the Companies Act 2006 and The Large and Medium-Sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations), The Companies (Directors’ Remuneration Policy and Director’s remuneration report) Regulations 2019 and The Companies (Miscellaneous Reporting) Regulations 2018. The Report also meets the relevant requirements of the Financial Conduct Authority (FCA) Listing Rules. Pages 154–173 is the Annual report on remuneration (the Implementation Report). The Implementation Report will be put to shareholders for approval as an advisory vote at the Annual General Meeting on 30 April 2025. The Implementation Report explains how the Remuneration Policy was implemented during 2024. The following sections have been audited by Deloitte: The Single Figure Tables on Remuneration including related notes (pages 155–161); details of awards made under the Performance Share Plan and Restricted Share Plan (page 162); Summary of Scheme Interests during the year (page 162–163); Payments to former Directors (page 164); Directors interests in Ordinary Shares (pages 163 and 165) and Senior Management Remuneration (page 170). The Directors’ Remuneration Policy was approved by shareholders at the Annual General Meeting on 1 May 2024. This Policy can be found on our website within the 2023 Annual Report and describes our Remuneration Policy as it relates to the Directors of the Company. All payments we make in relation to Directors of the Company will be in accordance with this Remuneration Policy. Trading Profit Margin, Trading Cashflow Conversion, Free Cash Flow and ROIC are non-IFRS financial measures used in the Directors Remuneration report from page 136–173. They are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265–271. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 139

Directors' Remuneration Report continued

Remuneration at a glance

Our at a glance summary sets out the total remuneration paid to our Executive Directors in 2024.

Base salary

» See more on page 142

Pension and benefits

» See more on page 142

Annual bonus (AIP)

» See more on page 157

Long-term incentive plan (PSP and RSP)

» See more on page 161

2024 in numbers

Financial Performance

$5,810m
Global Revenue
(2023: $5,549m)

$1,049m
Trading Profit[1]
(2023: $970m)

$657m
Operating profit
(2023: $425m)

18.1%
Trading Profit Margin[1]
(2023: 17.5%)

95.2%
Cashflow Conversion[1]
(2023: 65.5%)

7.4%
Return on Invested Capital[1]
(2023: 5.9%)

47.2c
Earnings per Share
(2023: 30.2c)

-3.5%
Total Shareholder Return
(2023: -1.3%)

Group Remuneration & Relative Spend

$1,663m
Total Employee Cost[2]
(2023: $1,683m)

3%
US Average Salary Increase
(2023: 3%)

3.5%
UK Average Salary Increase
(2023: 3.65%)

$327m
Returns to Shareholders
(2023: $327m)

1 Trading Profit, Cashflow Conversion and ROIC are non-IFRS financial measures. They are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265-271.
2 Only wages and salaries. Per note 3.1, a further $379m of employee benefits cost are not included.

140

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

2024 in numbers continued

Executive Director Remuneration

Deepak Nath
Chief Executive Officer (CEO)

$7.8m
Single Figure
(2023: $4.7m)

3%
2024 Base Salary Increase
(2023: 3.5%)

60.6%
2024 Annual Incentive Plan
(% of maximum opportunity)
(2023: 61.4%)

29.7%
2022-24 Performance Share Plan
(% of maximum opportunity)
(2023: n/a)

John Rogers
Chief Finance Officer (CFO)

$2.0m
Single Figure
(2023: n/a)

0%
2024 Base Salary Increase
(2023: n/a)

60.7%
2024 Annual Incentive Plan
(% of maximum opportunity)
(2023: n/a)

n/a
2022-24 Performance Share Plan
(% of maximum opportunity)
(2023: n/a)

Anne-Françoise Nesmes
Former Chief Finance Officer

$0.8m
Single Figure
(2023: $2.0m)

0%
2024 Base Salary Increase
(2023: 3.5%)

n/a
2024 Annual Incentive Plan
(% of maximum opportunity)
(2023: 59.8%)

29.7%
2022-24 Performance Share Plan
(% of maximum opportunity)
(2023: 10.5%)

Single figure of remuneration ($)

(Received during 2024)


Deepak Nath (CEO)
John Rogers (CFO)
Anne-Françoise Nesmes (former CFO)
0
1000
2000
3000
4000
5000
6000
7000
8000
Base Salary
Pension and Benefits
AIP
PSP
RSP
Forfeited Incentives

	Executive Directors		Former Executive Directors
	Deepak Nath (CEO)[1]	**John Rogers** (CFO)[2]	**Anne-Françoise Nesmes** Former CFO[3]
Salary	$1,560,093	$694,913	$203,687
Pension & Benefits	$158,605	$94,904	$28,549
Annual Incentive Plan (Bonus)	$2,034,434	$1,210,073	–
Performance Share Plan	$1,052,397	–	$546,233
Restricted Share Plan[4]	$1,965,517	–	–
Forfeited Incentives[1]	$1,041,513	–	–
Total	$7,812,559	$1,999,889	$778,469

1 Deepak Nath received buy-out awards in respect of outstanding incentives he forfeited on leaving his former company, Siemens Healthineers. All awards were provided on a like-for-like basis in terms of the value provided and their performance and/or vesting periods. Further detail on these awards is included within our 2021 Annual Report, and further details on the amounts paid 2024 are shown on page 155.
2 John Rogers joined the Company on 1 December 2023 as CFO designate. The amounts shown represent the period from 1 April 2024 when John was appointed as CFO and as an Executive Director.
3 Anne-Françoise Nesmes left the Company on 1 May 2024 and was not eligible for a salary review in April 2024, a payment from the 2024 AIP, or a PSP award in March 2024.
4 Restricted Shares were issued to Deepak post shareholder approval in August 2024 at a share price of £11.701 and GBP/USD 1.277.

Smith+Nephew Annual Report 2024 141

Directors' Remuneration Report continued

Directors' Remuneration Policy

Policy overview

Remuneration Policy and 2024 Implementation for Executive Directors

This section provides a summary of the key features of the Remuneration Policy approved by shareholders at the 2024 AGM as it applies to Executive Directors. Please refer to the 2023 Annual Report (available on the Company's website) for full details.

Reward Element | **Policy Summary** | **2024 Implementation**

Base Salary


2024
2025
2026
2027
2028

Operation
Base salaries are reviewed annually and allow for scope of role and the individual's experience and time in role as well as their performance.

Maximum level
Increases will generally not exceed the average increase for the wider employee population within the Executive Director's home country. A higher increase may be made if there is an increase in scope or responsibility of the individual's role; or to recognise development of the individual in role.

Performance
Business and individual performance will be taken into account.

Base Salary	Effective 1 April 2024	Effective 1 April 2023	% Increase
Deepak Nath	**$1,572,424**	$1,526,625	3.0%
John Rogers	**£725,000**	£725,000[1]	0%
Anne-Françoise Nesmes	**£637,519**	£637,519[2]	0%

1 John Rogers joined on 1 December 2023. The salary shown is as at this date. He was not eligible for a salary review in April 2024.
2 Anne-Françoise Nesmes left the Company on 1 May 2024 and was not eligible for a salary review in April 2024.

Pension and payment in lieu of pension


2024
2025
2026
2027
2028

Operation
Executive Directors receive a cash allowance in lieu of membership of a pension plan unless local laws require participation in a pension plan.

Maximum level
The maximum allowance will be no more than the percentage the Company pays towards pension in respect of the wider workforce in the Executive Director's home country.

Performance
No performance conditions.

Pension contributions during 2024	%
Deepak Nath[1]	7.5%
John Rogers[1]	12.0%
Anne-Françoise Nesmes[1,2]	12.0%

1 The contribution paid is in line with the contribution paid to the wider workforce in the Executive Director's home country.
2 Anne-Françoise Nesmes left the Company on 1 May 2024.

Benefits


2024
2025
2026
2027
2028

Operation
Benefits which are competitive and in line with the Executive Director's home country.

Maximum level
The maximum is determined by the cost of providing the relevant benefits subject to plan limits and any tax or regulatory limits.

Performance
No performance conditions.

Benefits during 2024 include

- Medical benefits
- Life insurance
- Transportation benefits
- Financial and tax advice support
- All employee share purchase plan

142

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Reward Element	Policy Summary	2024 Implementation

Annual Incentive Plan


50% deferral in shares for three-years
2024
2025
2026
2027
2028

Operation
Annual cash bonus designed to reward performance over the year against financial and business objectives. One-half of the bonus payable is compulsory deferred into shares for three years without any matching. If the minimum shareholding requirement has been met, one-third rather than one-half of the bonus is deferred. Malus and clawback provisions apply.

Opportunity
The maximum opportunity is 215% of base salary. No bonus is payable for performance below threshold. A bonus equal to no more than 15% of maximum is payable at threshold and 50% of maximum is payable for target performance. The payout is determined on a straight-line basis between threshold and target and between target and maximum.

Performance
Typically, at least 80% of the bonus will be based on financial performance measures. The remainder will usually be based on business objectives linked to key areas of strategic focus. The Committee retains the discretion to adjust the weightings of each measure.

	At target (% of base salary)	At maximum (% of base salary)	Actual 2024 (% of maximum)
Deepak Nath	107.5%	215%	60.6%
John Rogers	107.5%	215%	60.7%
Anne-Françoise Nesmes[1]	107.5%	215%	n/a

1 Anne-Françoise left the Company on 1 May 2024 and was not eligible for a bonus in respect of the 2024 financial year.

Further details on the performance of the 2024 AIP is shown on page 157.

2024 Performance Measures
applicable to all Executive Directors

	Weighting
Revenue ($)	35%
Trading Profit Margin (%)	35%
Trading Cash Flow Conversion (%)	15%
Strategic Objectives (including ESG)	15%
TOTAL	**100%**

Long-Term Incentives

Performance Shares


Performance Period
Holding Period
2024
2025
2026
2027
2028

Restricted Shares
(US Executive Directors only)


Award
1/3 Vesting Period
2024
2025
2026
2027
2028

Operation
Performance Share Plan awards are subject to a three-year performance conditions. To the extent the performance conditions are met, once sufficient shares have been sold to cover the tax liability, the remaining shares are subject to a two-year holding period.
US Executive Directors receive Restricted Share Plan (RSP) awards which vest, subject to a reasonable judgement underpin as determined by the Committee at the time of vesting, on the first, second and third anniversaries of the award in line with US market practice.

Opportunity
The maximum PSP award is 300% for US-based Executive Directors and 275% for UK-based Executive Directors. The maximum RSP award is 125% for US-based Executive Directors and UK Executive Directors are not eligible for an RSP award. For the PSP awards, if performance is below threshold, then there is no vesting. For threshold performance, 30% of the maximum will vest, and target performance results in 50% of maximum vesting. Vesting is on a straight line between threshold and maximum.

Performance Shares	2024 PSP Award (% of base salary)	2024 RSP Award (% of base salary)	PSP Vesting in 2024 (% of maximum)
Deepak Nath[1]	300%	125%	29.7%
John Rogers[2]	275%	n/a	n/a
Anne-Françoise Nesmes[3]	n/a	n/a	29.7%

1 Deepak was granted a PSP award of 275% of Base Salary in March 2024. In August 2024 he was granted a top-up award of 25% of Base Salary following the adoption by the Board of the new Remuneration Policy submitted to the AGM in May 2024. This top-up award was on the same conditions as the original award. He was also granted an RSP award of 125% in August 2024. He was eligible for a vesting in 2024 in respect of the PSP award granted in 2022.
2 John Rogers joined on 1 December 2023, as a result, he did not have a PSP award vesting in 2024. John was awarded a PSP award of 275% of Base Salary in March 2024.
3 Anne-Françoise left the Company on 1 May 2024 and was not eligible for a PSP award in 2024. She was eligible for a vesting in 2024 in respect of the PSP award granted in 2022.

Further details on the performance of the 2022-2024 PSP award vesting in 2025 are shown on page 161.

Smith+Nephew Annual Report 2024
143

Directors' Remuneration Report continued

Directors' Remuneration Policy continued

Reward Element	Policy Summary	2024 Implementation

Long-Term Incentives (continued)

Performance

For the PSP, the performance measures are aligned with our key long-term strategic objectives. The measures typically include financial measures, shareholder return measures and strategic measures.

The make-up and weighting of each measure is determined by the Committee each year, taking into account the strategic objectives over the relevant performance period. The Committee has discretion to override the formulaic outcome if it is not reflective of underlying performance. Malus and clawback provisions apply.

No performance conditions apply to the RSP awards. However, a reasonable judgement underpin applies which considers, for example, factors such as the Company's financials over the vesting period as well as environmental, social, governance, reputational and safety considerations.

2022-24 PSP Award Performance Measures[1]
(performance period 1 January 2022 to 31 December 2024)

	Weighting
Revenue	25%
Free Cash Flow	25%
Return on Invested Capital	25%
Total Shareholder Return	25%
50% FTSE 100 companies excluding financial, commodities (basic materials and oil and gas)	
50% S&P Global 1200 Healthcare subset comprising medical devices, equipment and supplies companies	
Total	**100%**

2024-26 PSP Award Performance Measures[1]
(performance period 1 January 2024 to 31 December 2026)

	Weighting
Revenue	30%
Return on Invested Capital	30%
Total Shareholder Return	30%
50% FTSE 100 companies excluding financial, commodities (basic materials and oil and gas), food retail and utilities	
50% MedTech Peer Group (see page 160)	
ESG Objectives	10%
50% Environmental (reduction in Scope 1 & 2 greenhouse gas emission)	
50% People (increase in representation of female people leaders)	
Total	**100%**

1 The definitions of the performance measures are shown on page 159.

Shareholding requirement



2024
2025
2026
2027
2028

Executive Directors are required to establish and maintain a minimum shareholding over a reasonable period of time recognising that award vesting and differing international tax regimes may affect the pace at which the shareholding may be met.

Executive Directors are required to retain a minimum shareholding (or their actual holding on departure if lower) for a period of two years after cessation of employment.

Performance Shares	Minimum Shareholding Requirement (% of base salary)	Actual Shareholding at 31 Dec '24 (% of base salary)
Deepak Nath[1]	500%	267%
John Rogers[2]	200%	98%
Anne-Françoise Nesmes[3]	200%	71%

1 The minimum shareholding requirement for Deepak was increased from 300% to 500% as part of the Remuneration Policy submitted to shareholders at our AGM in May 2024.
2 John Rogers joined on 1 December 2023 and is gradually building his shareholding. He purchased 71,920 shares on 19 December 2024.
3 Anne-Françoise left the Company on 1 May 2024 and had not achieved her minimum shareholding at that time but will be required to have a shareholding at least equal to what she had at her time of leaving for a period of two years following her departure.

144

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Remuneration Policy and 2024 Implementation for Non-Executive Directors

This section provides a summary of the key features of the Remuneration Policy approved by shareholders at the 2024 AGM as it applies to Non-Executive Directors. Please refer to 2023 Annual Report (available on the Company's website) for full details.

Basic Fee


2024
2025
2026
2027
2028

Operation
Base fees are reviewed annually. Any increase will be paid in shares until 25% of the total fee is paid in shares.

Maximum level
Increases will generally not exceed the average increase for the wider employee population within the Non-Executive Director's home country. A higher increase may be made if there is an increase in activity or time commitment. The total maximum aggregate fee to Non-Executive Directors will not exceed the limit set out in the Company's Articles of Association.

Performance
None.

Basic Fee	Effective 1 April 2024	Effective 1 April 2023	% Increase
Chair[1]	£450,000	–	n/a
UK NED[2]	£72,250	£69,500	4%
US NED[2]	$135,000	$129,780	4%

1 The Chair joined in September 2023 and the fee shown is his starting fee, and he was not eligible for an increase in 2024. Each year the Chair is required, to purchase shares equal to at least 25% of his post-tax annual fee.
2 The fee for both UK and US Non-Executive Directors is paid partly in cash and partly in Company shares.

Additional Fee


2024
2025
2026
2027
2028

Operation
A fixed fee paid to reflect additional responsibilities such as a Committee Chair or Senior Independent Director(SID). The fee is reviewed annually.

Maximum level
The total maximum aggregate fee to Non-Executive Directors will not exceed the limit set out in the Company's Articles of Association.

Performance
None.

Additional Fee	Effective 1 April 2024	Effective 1 April 2023	% Increase
SID Supplement	$36,400	$35,000	4%
Committee Chair	£20,800	£20,000	4%

Intercontinental Travel


2024
2025
2026
2027
2028

Operation
A fee to compensate for the time spent travelling to attend meetings in another continent. The fee is reviewed annually.

Maximum level
The total maximum aggregate fee to Non-Executive Directors will not exceed the limit set out in the Company's Articles of Association.

Performance
None.

Travel Fee Per Meeting	Effective 1 April 2024	Effective 1 April 2023	% Increase
UK NED	£3,500	£3,500	–
US NED	$7,000	$7,000	–

Smith+Nephew Annual Report 2024
145

Directors' Remuneration Report continued
Directors' Remuneration Policy continued

2025 policy framework

This section provides a summary of how the Committee expects to implement the Remuneration Policy for Executive Directors in 2025.

		US Executive Directors	UK Executive Directors
Base Salary		3.0% increase (in line with average increase to US employees)	3.5% increase (in line with average increase to UK employees)
Pension and Benefits	Pension	Defined Contribution (7.5% of Base Salary)	Cash Supplement (12% of Base Salary)
	Benefits	Medical benefits Life Insurance Transportation benefits Financial and tax advice support All employee share purchase plan	Medical benefits Life insurance Transportation benefits Financial and tax advice support All employee share purchase plan
Annual Incentive Plan	Target (% of Base Salary)	107.5%	107.5%
	Maximum (% of Base Salary)	215%	215%
	Performance Conditions	85% financial[1] 15% non-financial[2]	85% financial[1] 15% non-financial[2]
	Bonus Deferral	50% deferred in shares for three years if minimum shareholding requirement not met, otherwise 30% deferred in shares for three years	50% deferred in shares for three years if minimum shareholding requirement not met, otherwise 30% deferred in shares for three years
Performance Share Plan	Maximum Award (% of Base Salary)	300%	275%
	Performance Conditions	30% Earnings per Share[3] 30% Return on Invested Capital 30% Total Shareholder Return 10% ESG Objectives	30% Earnings per Share[3] 30% Return on Invested Capital 30% Total Shareholder Return 10% ESG Objectives
	Vesting	Three-year performance condition plus a two-year holding period	Three-year performance condition plus a two-year holding period
Restricted Share Plan	Award (% of Base Salary)	125%	n/a
	Vesting	1/3 of award will vest on the first, second and third anniversaries of award, subject to a reasonable judgement underpin	n/a
Shareholding Requirement	During Employment	500%	200%
	Post-employment	500% for two-years	200% for two-years

1 Revenue, trading profit margin, free cash flow. Free cash flow replaced trading cash conversion as a performance metric (compared to 2024), as the Committee believes that this measure is a more comprehensive measure and will also reward more efficient capital allocation decisions.
2 Strategic objectives including ESG.
3 Earnings per share replaced revenue as a performance metric (compared to 2024) to reflect our long-term strategy of sustainable profitable growth.

This section provides a summary of the application of the Remuneration Policy for Non-Executive Directors in 2025.

		Chairman[1]	Non-Executive Directors[1]
Basic Fee		3.0% increase	UK: 3.5% increase US: 3.0% increase
Additional Fee	Senior Independent Director	n/a	UK: 3.5% increase US: 3.0% increase
	Committee Chair	n/a	UK: 3.5% increase US: 3.0% increase

1 Increases awarded are no greater than the average salary increase awarded to employees in the relevant country.

Note that all payments made to the Chair of the Board are determined by the Committee, while payments made to the Non-Executive Directors are determined by those Directors who are not themselves Non-Executive Directors, currently the Chair of the Board, Chief Executive Officer, and Chief Financial Officer.

146
Smith+Nephew Annual Report 2024

2025 Executive Director Remuneration Scenarios Below is an illustration of the potential future remuneration that could be received by each Executive Director during 2025, both in absolute terms and as a proportion of the total reward under different performance scenarios. In developing the scenarios, the following assumptions have been made: Below threshold Fixed elements of remuneration (Base Salary, Pension & Benefits) plus for the CEO 100% of RSP award Threshold Fixed remuneration plus 25% of PSP maximum opportunity plus for the CEO 100% of RSP award Target Fixed elements of remuneration plus 50% of maximum bonus plus 50% of PSP maximum opportunity plus for the CEO 100% of RSP award Maximum Fixed elements of remuneration plus 100% of maximum bonus plus 100% of PSP maximum opportunity plus for the CEO 100% of RSP award Maximum plus 50% share price growth Maximum plus a 50% share price growth on the PSP award and 100% of RSP award Deepak Nath, CEO Value of Package ($) Composition of Package 0 2000 4000 6000 8000 10000 12000 14000 16000 Maximum (incl 50% Share Price Growth) Maximum Target Threshold Below Threshold Base Salary Benefits Pension AIP PSP RSP PSP (Share Price Growth) RSP (Share Price Growth) 0% 20% 40% 60% 80% 100% Maximum (incl 50% Share Price Growth) Maximum Target Threshold Below Threshold Base Salary Benefits Pension AIP PSP RSP PSP (Share Price Growth) RSP (Share Price Growth) 0 2000 4000 6000 8000 10000 12000 14000 16000 Maximum (incl 50% Share Price Growth) Maximum Target Threshold Below Threshold Base Salary Benefits Pension AIP PSP RSP PSP (Share Price Growth) RSP (Share Price Growth) John Rogers, CFO Value of Package ($) 0 2000 4000 6000 8000 10000 12000 14000 16000 Maximum (incl 50% Share Price Growth) Maximum Target Threshold Below Threshold Base Salary Benefits Pension AIP PSP PSP (Share Price Growth) Composition of Package 0% 20% 40% 60% 80% 100% Maximum (incl 50% Share Price Growth) Maximum Target Threshold Below Threshold Base Salary Benefits Pension AIP PSP PSP (Share Price Growth) 0 2000 4000 6000 8000 10000 12000 14000 16000 Maximum (incl 50% Share Price Growth) Maximum Target Threshold Below Threshold Base Salary Benefits Pension AIP PSP PSP (Share Price Growth) Note that PSP and RSP awards have been shown at face value. The charts provide illustrative values of the remuneration package in 2025. Actual outcomes may differ from those shown. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 147

Reward strategy and application Our reward approach is designed to be competitive across the diverse markets in which we operate, allowing us to attract and retain top talent globally. In this context, the Remuneration Committee is responsible for setting the remuneration arrangements for Executive Directors, ensuring alignment with the Company’s values and long-term business strategy. In doing so, the Committee also considers the remuneration arrangements of the broader workforce, related policies, and the alignment of incentives and reward with culture. The table below outlines the strategic rationale for each component of remuneration and how our remuneration structure applies to different employee groups within Smith+Nephew. Reward element and strategic rationale Executive Directors Executive Committee Senior Executives Senior Managers Managers Wider Workforce Base salary Fair and competitive pay to attract and retain employees.. Base salary is set with reference to the relevant local market and takes account of the employee’s knowledge, experience, and contribution to the role. Base salaries are usually reviewed annually and take into account local salary norms, local wage inflation and business conditions. Increases in base salary for Executive Directors will take into account the level of salary increases granted to all employees within the Group in the Executive Director’s home country. Base salary is either subject to negotiation with local trade unions or follows the market pay approach outlined for managers. Pensions and Benefits Support employees in the performance of their role and to ensure the package is market competitive Employment and post-retirement benefits are offered in line with relevant home market. Short-Term Incentives Nearly all employees are eligible to participate in an annual incentive plan. The bonus opportunity varies by role level. The performance objectives within the plans cascade from the objectives set for Executive Directors at the start of the year to ensure the performance of all employees is linked to the Company’s strategy. Annual incentive based on 85% financial metrics plus 15% strategic objectives. Compulsory deferral into shares for three years. Annual incentive based on 80% financial metrics plus 20% strategic objectives. Compulsory deferral into shares for three years. Annual incentive based on 70% financial metrics plus 30% strategic objectives. Certain employees within commercial or sales roles participate in a sales incentive plan instead of the annual incentive plan. Annual incentive is either subject to negotiation with local trade unions; follows the standard annual incentive framework for managers with 60% financial metrics and 40% strategic objectives; or is a sales incentive plan. Long-Term Incentives Longer term reward, predominantly in shares, to recognise and reward performance delivery and create alignment with shareholder interests. PSP awards are subject to a three-year performance period and a two-year holding period. PSP awards are subject to a three-year performance period. RSP awards are awarded to US Executive Directors only. The awards vest in three equal annual instalments and are subject to continued employment and a reasonable judgement underpin. RSP awards are awarded and vest in three equal annual instalments subject to continued employment and good standing. The level of award granted to employees is dependent on the role level, personal performance, and company performance conditions in the year prior to the award. RSP awards may be granted as special recognition or to motivate and retain key talent. Awards typically vest in three equal annual instalments subject to continued employment and good standing. Eligible employees may participate in the Smith+Nephew all employee share purchase plan. This plan enables employees to save on a regular basis (up to certain limits) and then buy shares in the Company at a discount. Directors’ Remuneration Policy continued Directors’ Remuneration Report continued 148 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Our Strategy for Growth

1 **Strengthen** the foundation to serve customers sustainably and simply

2 **Accelerate** profitable growth through prioritisation and customer focus

3 **Transform** our business through innovation and acquisition


3
2
1

>> See pages 10 to 13 for further information on our Strategy for Growth

The chart below shows how our incentive plan performance measures for 2025 align directly align with the Company's Strategy for Growth.

Incentive Plan and Performance Measures	Strengthen	Accelerate	Transform
Annual Incentive			
Revenue ($)	●	●	●
Trading Profit Margin (%)	●	●	●
Free Cash Flow ($)	●	●	
Strategic Objectives (incl. ESG)	●	●	●
Long Term Incentive			
Earnings per Share	●	●	●
Return on Invested Capital	●	●	●
Total Shareholder Return	●	●	●
ESG Objectives	●		

We operate in a highly competitive global market for skills and talent, and our workforce plays a critical role in achieving our business goals. To compete effectively, our remuneration approach must be flexible and tailored to different markets, ensuring we remain responsive to competitive challenges. As a result, we regularly review the market and benchmark our employee total reward to ensure that we remain competitive in the markets in which we compete for talent.

To assess the competitiveness of our reward arrangements, we analyse market data to compare our reward arrangements with similar other organisations in terms of size, industry, and geographic location. The precise benchmarking group used can vary by role to ensure we capture the market dynamics and competitiveness of strategically important roles, for example, for the recent CEO benchmarking exercise the following specific MedTech peer group was used:

- Align Technology Inc.
- Alcon Inc.
- Bausch + Lomb Corp.
- Baxter International Inc.
- Becton Dickinson & Co
- Boston Scientific Corp.
- bioMerieux SA
- Coloplast A/S
- Dentsply Sirona Inc
- Edwards Lifesciences Corp.
- GE HealthCare Tech Inc.
- Hologic Inc.
- IDEXX Laboratories Inc.
- Intuitive Surgical Inc.
- Koninklijke Philips NV
- QuidelOrtho Corp.
- Resmed Inc.
- Sonova Holding AG
- Steris Plc
- The Cooper Companies Inc.
- Zimmer Biomet Holdings Inc.

Smith+Nephew Annual Report 2024
149

When designing and implementing the approach to remuneration for Executive Directors, in addition to considering the arrangements of the broader workforce and the market for global and local talent, the Committee also takes account of shareholder expectations and the remuneration factors set out in Provision 40 of the UK Corporate Governance Code. Factor within Provision 40 How the Factor is addressed Clarity Remuneration arrangements should be transparent and promote effective engagement with shareholders and the workforce. In line with our commitment to full transparency and engagement with our shareholders on the topic of executive remuneration, the Committee Chair periodically engages with our major shareholders, and in a year of significant change, the Committee Chair will consult with our major shareholders to discuss and seek views on any proposals. The Company consults directly with the broader employee population on their remuneration through a variety of methods including meetings, guides, human resources or business-led briefings, direct line manager engagement and materials posted on the intranet or to employees’ homes. Simplicity Remuneration structures should avoid complexity and their rationale and operation should be easy to understand. Remuneration arrangements for Executive Directors avoid unnecessary complexity and consist of a simple construct that includes: – Salary set to be market competitive to attract and retain. – Benefits and pension contributions set in line with the broader workforce and in the Executive Director’s home country. – Annual Incentive Plan (AIP), a portion of which is deferred into shares. – Performance Share Plan (PSP) awards, and in the case of US Executive Directors Restricted Share Plan (RSP) awards, which ensure a focus on performance over the longer term. Risk Remuneration arrangements should ensure reputational risks, and other risks, that may result from excessive rewards, and behavioural risks that can arise from target-based incentive plans, are identified and mitigated. A range of design features exist within our remuneration arrangements to take risks into account as follows: – Malus and clawback provisions within annual and long-term incentives. – Reasonable discretion to override formulaic outcomes. – Reasonable judgement underpins applicable to vesting of RSP awards in the case of US Executive Directors. Predictability The range of possible values of rewards to individual directors and any other limits or discretions should be identified and explained at the time of approving the policy. Our Remuneration Policy contains the following: Maximum award levels and vesting outcomes applicable to AIP, PSP and RSP awards. The Committee can apply malus, clawback and reasonableness discretion where appropriate. Proportionality The link between individual awards, the delivery of strategy and the long-term performance of the Company should be clear. Outcomes should not reward poor performance. Performance conditions attached to annual and long-term incentive arrangements require a minimum level of performance to be achieved before any payout is made. There is a direct link between an individual’s reward and their contribution to driving strategy and increasing Company performance. No payment is made for poor performance. Any individual’s performance that is below expectations is dealt with as part of our performance management process – any individual leaving due to performance issues would not be entitled to any incentive payments. Alignment to culture Incentive schemes should drive behaviours consistent with Company purpose, values and strategy. There is a direct link between driving our business strategy and an individual’s reward, with incentive measures chosen to align with the Company’s strategic objectives which are cascaded through the organisation, ensuring that there are shared common goals. Engagement on Remuneration Shareholders In line with our commitment to transparency and active shareholder engagement regarding executive remuneration, the Committee Chair regularly engages with our major shareholders and proxy advisers to discuss proposed changes to our remuneration policies. Notably, during the development of proposed changes to the remuneration of US Executive Directors, both the Chair of the Board and the Committee Chair held direct meetings with major shareholders to discuss and gather feedback on the proposals. This direct engagement was highly valued by the Board and Committee and played a crucial role in shaping the policy changes presented at our AGM in May 2024. Additionally, the Committee regularly receives updates on the collective views of shareholders and investor advisory bodies from its independent adviser, Willis Towers Watson. Directors’ Remuneration Policy continued Directors’ Remuneration Report continued 150 Smith+Nephew Annual Report 2024

Employees The Board receives regular updates on employee engagement, including employee engagement survey results. The Board and the Compliance & Culture Committee also actively engage with employees. Feedback from the Committee’s activities, along with insights from Board interactions during site visits and other forums, provides valuable context. Combined with data and reports from senior management, this helps the Board understand employee perspectives and priorities. In 2024, we engaged employees across the Group through various channels, including in-person and virtual meetings, as well as listening forums. Our Employee Inclusion Groups (EIGs) play a key role in fostering inclusivity where everyone feels they belong, and in educating employees about the unique issues our colleagues face in and out of the workplace. We consult with employees and their representatives regularly, and on a wide variety of topics, incorporating their views into our decision-making process. This report is the main way we communicate with employees on how executive pay aligns with the broader workforce. While the Committee doesn’t directly consult employees when determining executive pay, the Committee Chair shared an overview of Executive Director remuneration, including recent changes for US Executive Directors, at a Board listening forum. Those employees attending understood and supported the changes, recognising the importance of a stable leadership in delivering business growth and long-term value. Wider workforce remuneration The Committee believe that well-designed reward arrangements can be a tool of culture change and improvement in Company performance. As a result, it periodically reviews, and receives updates on, reward matters that affect the broader workforce. Approach to Recruitment The Recruitment Policy provides a suitable framework for attracting individuals with the necessary expertise to lead a company of our size, scale, and complexity. The table below outlines the policy, for both internal and external recruitment, and the different elements that may be included within a remuneration package for an Executive Director, along with the approach the Remuneration Committee would take for each element. Element Policy and operation Overall The policy of the Board is to recruit the best candidate possible for any Board position and to structure pay and benefits in line with the Remuneration Policy. The ongoing structure of a new recruit’s package would be the same as for existing directors, with the possible exception of an identifiable buy-out provision, as set out below. Base salary Base salary is positioned at a fair and appropriate level allowing for a range of factors including the executive’s current remuneration and experience, internal relativities, an assessment against relevant comparator groups and cost. If a new Executive Director is initially appointed at a lower rate, the Committee retains the ability to award larger increases in subsequent years to realign the salary over time as the individual develops in the role. Benefits and pension An Executive Director will be eligible for benefits and pension arrangements in line with the arrangements offered to comparable roles in the country in which the Executive Director is based. Annual incentive The maximum level of opportunity is 215% of base salary. The Committee retains discretion to set different performance targets for a new externally appointed Executive Director, or to adjust performance targets and/or measures in the case of an internal promotion, to be assessed over the remainder of the financial year. In this case any bonus payment would be made at the same time as for existing directors, such award to be pro-rated for the time served in the performance period. Long-term incentive The maximum level of opportunity is as set out in the Remuneration Policy. For US Executive Directors, it is 425% (300% PSP plus 125% RSP) and for UK Executive Directors it is 275% (PSP). To achieve rapid alignment with Smith+Nephew and shareholder interests, the Committee retains discretion to grant an award to a new externally appointed Executive Director on, or soon after, appointment if they join outside of the normal grant period. Replacement or buy-out awards The Committee retains discretion to grant replacement buy-out awards (in cash or shares) to a new externally appointed Executive Director to reflect the loss of awards granted by a previous employer. Where this is the case, the Committee will seek to structure the replacement award such that overall it is on an equivalent basis to broadly replicate that foregone, using appropriate performance terms. If the Executive Director’s prior employer pays any portion of the remuneration that was anticipated to be forfeited, the replacement awards shall be reduced by an equivalent amount. Other If the Committee concludes that it is necessary and appropriate to secure an appointment, relocation-related support and international mobility benefits may be provided, depending on the circumstances and in line with the Group’s broader approach. In addition, where a new Executive Director requires legal or other professional advice related to the appointment to understand the obligations, duties and legal and regulatory requirements of the new role, the associated fees may be paid (or reimbursed) by the Company. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 151

Directors' Remuneration Report continued

Directors' Remuneration Policy continued

Service contracts and policy on payment for loss of office

The following table sets out the key provisions of the service contracts of Executive Directors and the treatment of payments on termination of employment. The Executive Director service contracts (as well as the terms and conditions of appointment of the Non-Executive Directors) are available for inspection at the Company's registered office (Building 5, Croxley Park, Hatters Lane, Watford, WD18 8YE, United Kingdom).

In exceptional circumstances, the Committee may authorise, where it considers it to be in the best interests of the Company and shareholders, entering into contractual arrangements with a departing Executive Director, for example a settlement, confidentiality, restrictive covenant or other arrangement, pursuant to which sums not set out in the following table may become payable. Full disclosure of the payments will be made in accordance with the remuneration reporting requirements.

	Deepak Nath	John Rogers
Date of service agreement	1 April 2022	1 December 2023
Date of appointment as director	1 April 2022	1 April 2024
Employing company	Smith & Nephew Inc	Smith & Nephew Plc
Contract duration	No fixed term	
Notice period	No more than 12 months' notice	
Post-termination restrictions	The contracts of employment contain the following restrictions on the Director for 12 months from the date of termination of employment: – Non-compete clause for employment – Non-dealing and non-solicitation of client/customers – Non-solicitation of suppliers and non-interference with supply chain – Non-solicitation of employees	
Summary termination – payment in lieu of notice	The Company may, at its absolute discretion, terminate the employment of the Director with immediate effect by giving written notice together with payment of a sum equivalent to the Director's base salary and the value of his contractual benefits as at the date such notice is given, in respect of the Director's notice period, less any period of notice worked. The Company may elect to make this payment monthly or as a lump sum.	
Termination payment – change of control	The Company shall pay, 12 months' base salary, together with a sum equivalent to the value of the Director's contractual benefits, as at the date of termination within one year of change of control. Reasonable outplacement costs will also be covered.	
Termination – treatment of annual incentive awards	Annual bonus awards are made at the discretion of the Remuneration Committee. Executive Directors will receive a bonus, pro rata to service for the current performance year, unless the reason for leaving is resignation or misconduct, in which case the awards will lapse on cessation of employment. Prior deferred bonus awards may still be awarded in case of resignation as set out in the Remuneration Policy.	
Termination – treatment of long-term incentive awards	PSP and RSP awards are made at the discretion of the Remuneration Committee. Executive Directors will be eligible for PSP awards, pro rata to service for the performance period, unless the reason for leaving is resignation or misconduct, in which case the awards will lapse on cessation of employment. Similarly, US Executive Directors eligible for RSP awards will receive outstanding awards pro rata for service over the award vesting period.	
Redundancy arrangements	12 months' base salary and contractual benefits. Reasonable outplacement costs.	
Holiday	Upon termination for any reason entitled to payment in lieu of accrued but untaken holiday entitlement (subject to overriding local law and regulation).	

152

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Chair and Non-Executive Directors

The Chair of the Board and each of the Non-Executive Directors have letters of appointment. The letters of appointment do not contain any contractual entitlement to a termination payment and the Non-Executive Directors can be removed in accordance with the Company's Articles of Association. Directors are required to retire at each AGM and seek re-election by shareholders.

The details of the service contracts in relation to the Non-Executive Directors who served during the year are set out in the table below. Neither the Chair of the Board nor the Non-Executive Directors have provisions in their letter of appointment that relate to a change of control of the Company.

	Committee Appointments	Date of Appointment	Expiry of Current Term
Chair			
Rupert Soames	N (Chair), R	24 April 2023	
Non-Executive Directors			Initial term of appointment is for 36 months subject to election at each AGM. Thereafter, the appointment is for 12 months following re-election at each AGM
Marc Owen	A, C (Chair), N	1 October 2017	
Jo Hallas	A, C	1 February 2022	
John Ma	C	17 February 2021	
Katarzyna Mazur-Hofsaess	C	1 November 2020	
Angie Risley	N, R (Chair)	18 September 2017	
Bob White	C, R	1 May 2020	
Jez Maiden	A (Chair), R	14 September 2023	
Simon Lowth	A, N	1 January 2024	
Rick Medlock		9 April 2020	30 April 24

Committee key

A Member of the Audit Committee
R Member of the Remuneration Committee
N Member of the Nomination & Governance Committee
C Member of the Compliance & Culture Committee
● Committee Chair

Smith+Nephew Annual Report 2024 153

Directors' Remuneration Report continued

Annual report on remuneration

This section provides details on how the Directors' Remuneration Policy was implemented during 2024 (the Implementation Report) and how we intend to apply it in 2025.

About the Remuneration Committee

The members of the Remuneration Committee include Angie Risley (Chair), Rupert Soames, Jez Maiden and Bob White. Details of attendance at Committee meetings during the year are shown on page 103.

The Committee's role is to ensure that our Remuneration Policy and practices are aligned with the business strategy and promote long-term sustainable success. The Committee's Terms of Reference can be found on our website. These terms include the determination of fair remuneration for Director and the Chair of the Board (no individual participates in discussions about their own remuneration). In addition, the Committee receives recommendations from the Chief Executive Officer on the remuneration of those reporting to him, as well as advice from the Chief HR Officer.

Advisers to the Committee

During the year under review, the Committee received material assistance and advice on remuneration policy from the Head of Reward and Chief HR Officer. The Chief Executive Officer also provided advice that was of material assistance to the Committee.

The Committee appoints independent remuneration consultants who attend Committee meetings and provide independent advice and information on corporate governance developments and market trends on pay and incentive arrangements.

The Committee appointed Willis Towers Watson as adviser to the Committee in 2023 following a competitive tender process. The total fees paid to Willis Towers Watson in respect of its services to the Committee during the year were £165,271. The fees paid are based on the standard market rates for remuneration committee advisory services. Willis Towers Watson is a signatory to the Remuneration Consultants Group Code of Conduct.

Willis Towers Watson also provides consultancy services to the Company in relation to certain employee and benefit matters applying to those below the Board. The Committee is satisfied that the advice provided by Willis Tower Watson was independent and objective and that the provision of additional services did not compromise that independence. The Committee is also satisfied that the team who provided advice do not have any connection to Smith+Nephew that may impair their independence and objectivity.

The work carried out by the Committee during the year is set out on pages 136-139.

Statement of Shareholder Voting

We carefully monitor shareholder voting on our Remuneration Policy and its implementation. We recognise the importance of our shareholders' continued support for our remuneration arrangements.

The table below shows the results of the polls taken on the resolution to approve the Remuneration Policy, the Director's Remuneration Report, and Restricted Share Plan at our AGM in May 2024.

Resolution	Number of votes cast	For	Against	Votes Withheld
Remuneration Policy	677,164,841	384,484,538 (56.78%)	292,680,303 (43.22%)	1,744,476
Directors' Remuneration Report (excluding Policy)	678,550,473	661,110,005 (97.43%)	17,440,468 (2.57%)	357,619
Restricted Share Plan	677,177,266	378,880,121 (55.95%)	298,297,145 (44.05%)	1,728,668

The Committee appreciated the engagement and input from shareholders throughout the consultation on the recent changes to our Remuneration Policy, and we are grateful for the support from the majority of our shareholders, with 57% voting in favour of the changes and 56% backing the adoption of a new Restricted Share Plan.

In line with UK corporate governance requirements, following the AGM we contacted shareholders that represented 75% of our issued share capital to seek further feedback and comments on the proposed changes to our Remuneration Policy. While shareholders who had engaged with us welcomed the majority vote in favour, those who had voted against did not provide any further comments.

154

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Following this further consultation, the Board met to discuss the proposed changes, the AGM vote, and the interests of all applicable stakeholder groups. Given the lack of additional investor feedback during the further consultation and the continued support of active investors for the change in the Remuneration Policy, the Committee and Board determined that they would implement the wishes of the majority of shareholders and adopt the Policy and new Restricted Share Plan with no further changes. The changes were implemented in August 2024.

Remuneration for the year ended 31 December 2024

Our Remuneration Policy operated as intended over the year, and the table below sets out the single total figure of remuneration for each Executive Director received in respect of qualifying service over 2024 together with comparatives for 2023. An explanation of how the figures are calculated follows the table.

Executive Directors – Single figure of remuneration (audited)

	Executive Directors				Former Executive Director	
	Deepak Nath (appointed 1 April 2022)		John Rogers[1] (from 1 April 2024)		Anne-Françoise Nesmes[1] (up until 31 March 2024)	
000s USD	**2024**	2023	**2024**	2023	**2024**	2023
Fixed pay						
Base salary	**1,560**	1,513	**695**	–	**204**	786
Pension	**117**	25	**83**	–	**24**	94
Benefits	**42**	40	**12**	–	**4**	15
Total Fixed Pay	**1,719**	**1,578**	**790**	**–**	**232**	**895**
Annual variable pay						
Annual Incentive Plan (AIP)						
Cash	**1,017**	998	**605**	–	**–**	505
Deferred Shares	**1,017**	999	**605**	–	**–**	505
Total AIP	**2,034**	**1,997**	**1,210**	**–**	**–**	**1,010**
Long Term Incentive Plans (LTIPs)						
Performance Share Plan[2]	**1,298**	–	**–**	–	**674**	154
Share Price Appreciation[3]	**-246**	–	**–**	–	**-128**	–
Restricted Share Plan[2]	**1,966**	–	**–**	–	**–**	–
Forfeited Incentives[4]	**1,042**	1,083	**–**	–	**–**	–
Total LTIPs	**4,060**	**1,083**	**n/a**	**–**	**546**	**n/a**
Total Variable Pay	**6094**	**3,080**	**1,210**	**–**	**–**	**1,165**
Total Single Figure	**7,813**	**4,658**	**2,000**	**–**	**778**	**2,060**

1 All data is presented in our reporting currency of US Dollars. Amounts for John Rogers and Anne-Françoise Nesmes have been converted from British Pounds to US Dollars using a 12-month average exchange rate (£1 to $1.278).

2 Dividend equivalent shares are applied on vested PSP and RSP awards and are valued at the grant price for the awards and included in the face-value figure. The impact of the share price change for awards vesting is included under share price appreciation.

3 Share price appreciation is being reported in the single figure for 2024 onwards. For Anne-Françoise Nesmes', share appreciation pertaining to 2023 PSP vesting was valued at -$68K.

4 These relate to buy-out awards which vested during the year. These were granted to Deepak Nath in respect of outstanding incentives he forfeited on leaving his former company, Siemens Healthineers. Full details of the buy-out awards can be found in our 2021 Annual Report. During the year ended 31 December 2024, the following such awards vested:
- Partial vesting of Restricted Stock Unit (RSU) award granted over a total of 12,061 shares: 3,015 shares vested on 8 November 2024.
- Partial vesting of RSU award over a total of 14,364 shares: 4,788 shares vested on 13 November 2024.
- Partial vesting of a Performance Share Award granted over a total of 97,360. Following confirmation of performance against the targets attached to the original award, 75,254 shares vested on 4 December 2024, with the remaining balance of 22,106 shares lapsing on the same date. The shares are valued at 9.812, being the S+N share price as at the grant date.

Smith+Nephew Annual Report 2024 155

Directors' Remuneration Report continued

Annual report on remuneration continued

Base salary

Base salaries of Executive Directors are reviewed annually and allow for scope of role and the individual's experience and time in role as well as their performance. The increases awarded were in line with the wider workforce within the country in which the Executive Director is based.

000s	Annual Base Salary 1 April 2024	Annual Base Salary 1 April 2023	% change
Executive Directors			
Deepak Nath	**$1,572**	$1,527	3%
John Rogers[1,2]	**$927 (£725)**	–	–
Former Executive Directors			
Anne-Françoise Nesmes[1,2]	**$814 (£637)**	$792 (£637)	0%

1 John Rogers and Anne-Françoise Nesmes were based in the UK and paid in British Pounds. The figure in parenthesis represents the value in local currency.
2 Anne-Françoise Nesmes was CFO and an Executive Director up until 31 March 2024 when she stepped down from the Board and left the Company on 1 May 2024. She was not eligible for a salary increase on 1 April 2024 given her impending departure. John Rogers joined in December 2023 and was appointed as CFO and Executive Director from 1 April 2024 and was not eligible for an increase in 2024.

Pensions

Executive Directors either participate in a defined contribution pension plan at a rate equivalent to that of the wider workforce in the country in which they are based, or receive a cash allowance in lieu of membership of a pension plan.

	Amount '000s	Benefit (% of Base Salary)
Executive Directors		
Deepak Nath[1]	$117	7.5%
John Rogers[2]	$83 (£65)	12%
Former Executive Directors		
Anne-Françoise Nesmes[2,3]	$24 (£19)	12%

1 Due to an administrative oversight, Deepak was underpaid pension contributions in 2023. This was rectified in January 2024 and the impact of this correction is included in the figure shown. The figure for 2024 excluding this error was $25,875.
2 John Rogers and Anne-Françoise Nesmes were based in the UK and paid in British Pounds. The figure in parenthesis represents the value in local currency.
3 Anne-Françoise Nesmes was a CFO and an Executive Director up until 31 March 2024 when she stepped down from the Board, and left the Company on 1 May 2024. The amount shown is for the period she was an Executive Director.

Benefits

Executive Directors are provided with benefits that are competitive in their home country. This includes, medical, life insurance, transportation benefits plus tax advice services.

	Medical		Transportation (car and fuel allowance)		Tax Support Services	
000s	2024	2023	2024	2023	2024	2023
Executive Directors						
Deepak Nath	**$13**	$12	**$13**	$13	**$16**	$15
John Rogers[1]	**$1 (£1)**	–	**$11 (£9)**	–	**–**	–
Former Executive Directors						
Anne-Françoise Nesmes[1,2]	**$1 (£1)**	$1 (£1)	**$4 (£3)**	$14 (£11)	**–**	–

1 John Rogers and Anne-Françoise Nesmes were based in the UK and paid in British Pounds. The figure in parenthesis represents the value in local currency.
2 Anne-Françoise Nesmes was CFO and an Executive Director up until 31 March 2024 when she stepped down from the Board, and left the Company on 1 May 2024. The amount shown is for the period she was an Executive Director.

156 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Annual Incentive Plan (AIP)

The 2024 AIP is based on performance for the year ended 31 December 2024. The bonus opportunity for Executive Directors is 215% of Base Salary with 85% of the bonus opportunity tied to financial performance and the remaining 15% tied to strategic objectives (including ESG objectives).

To the extent a bonus is payable, one-half is deferred into shares for three years without any matching. If the Executive Director has met the minimum shareholding requirement, 30% rather than 50% of the bonus is deferred. The figures in the table below represent the total annual bonus amount to be paid, including the amount deferred in shares.

The performance measures and weightings which applied to the 2024 Annual Incentive Plan were as follows:

		2024 Performance Range and Outcome[1]							Weighted Vested Outcome (%)	
Performance Measure		Threshold (15% max)	Target (50% max)	Maximum (100% max)	% of Target		Weighting		Deepak Nath	John Rogers
Financial										
Revenue	Target	$5,757m	$5,868m	$6,025m						
	Actual		$5,884		110.1%	x	35%	=	38.5%	38.5%
Trading Profit Margin	Target	17.5%	18.0%	18.5%						
	Actual		18.0%[2]		99.2%	x	35%	=	34.7%	34.7%
Trading Cash Flow Conversion	Target	75%	80%	90%						
	Actual			94.4%	200.0%	x	15%	=	30.0%	30.0%
Strategic Objectives (see page 158)										
Deepak Nath					120.0%	x	15%	=	18.0%	–
John Rogers					121.7%	x	15%	=	–	18.3%
Total (% of maximum)							**100%**	=	**60.6%**	**60.7%**
									x	x
Maximum Bonus opportunity (% of Base Salary)									215%	215%
									x	x
2024 Base Salary[3]									$1,560,974	$926,550 (£725,000)
									=	=
2024 Annual Bonus (of which 50% is deferred in shares for three years)									**$2,034,434**	**$1,210,073 (£946,849)**
						% of Target Bonus Opportunity			**121.2%**	**121.5%**
						% of Base Salary			**130.3%**	**130.6%**

1 All numbers have been rounded to the nearest decimal. For the purpose of incentive calculations, we are using constant currency rates.
2 Actual Trading Profit Margin is 17.99%.
3 Base Salary for bonus purposes is determined based on the actual Base Salary received over the 12-month period ended 31 December 2024.

Anne-Françoise Nesmes was CFO and an Executive Director up until 31 March 2024 when she stepped down from the Board, and left the Company on 1 May 2024. She was eligible for a bonus payment in respect of the 2023 Annual Incentive Plan but was not eligible for a payment from the 2024 Annual Incentive Plan.

Smith+Nephew Annual Report 2024
157

Directors' Remuneration Report continued

Annual report on remuneration continued

Annual Incentive Plan (AIP) continued

Strategic Objectives

Key strategic objectives represent 15% of the annual bonus opportunity. For 2024, these objectives focused on the delivery of the Group's strategy, our people and processes, customers and advancing our sustainability agenda.

	Objective	Assessment	Weighting	Outcome (% of maximum)
Deepak Nath	Enable and drive long-term growth and profitability through the delivery of the in-year milestones within the 12-Point Plan, plus 2024 cost reduction program. Enhance internal talent succession pipeline for all Executive Committee roles to help support the successful delivery of the business strategy over the longer term.	Very good progress on the delivery of the 2024 milestones, with most targets being either met or exceeded. In addition, the level of cost reduction achieved during the year exceeded target, with $246m of annualised savings being delivered, plus a further embedding of a cost focused culture. As a result of proactive management and personal development initiatives, the number of potential successors in the talent pipeline for Executive Committee roles increased by 17% over the year.	5%	60%
	Strategic portfolio development, including M&A plus product pipeline development and launch.	Fifteen new products developed ready for launch on time and within budget, with good progress also being made in our new product development and early innovation projects. The integration of CartiHeal is on track and will deliver in line with the acquisition plan over the coming year.	5%	
	ESG scorecard with targets relating to: – Reduction in Scope 1 & Scope 2 Greenhouse Gas emissions (relative to 2019 baseline) – Employee engagement score – Voluntary employee turnover – Female representation in people leader roles – Ethnic representation in management roles in the UK and US.	A reduction of 63% in our Scope 1 and Scope 2 GHG emissions (relative to our 2019 baseline) was achieved which exceeded our 2024 target (60%), and good progress was made in implementing initiatives that will enable us to hit our net zero ambition. Our employee engagement (as measured by Gallup) increased over the year to the 61st percentile, and our voluntary global employee turnover reduced to 9.5%, which is materially lower than the prior year. Good progress was made in relation to our diversity and inclusion goals, with an increase in female representation in people leader roles to 34.8% (from 34%) and an increase in our ethnicity representation to 11.4% and 20.6% in the UK and US respectively.	5%	
John Rogers	Enable and drive long-term growth and profitability through the delivery of the in-year milestones within the 12-Point Plan specifically in relation to Order-to-Cash and pricing strategies.	Very good progress on the delivery of the 2024 milestones with most targets (including those relating to Order-to-Cash and pricing) being either met or exceeded. In addition, the level of cost reduction achieved during the year exceeded targets, with $246m of annualised savings being delivered.	5%	60.83%
	Establish high-performing teams in Finance, GBS and IT that will execute refreshed strategies and deliver improved and efficient processes, reporting and insights.	Further strengthened and diversified the Finance, IT and GBS teams with key hires. Improved a number of key processes including, for example, a new rigorous and robust budgeting process that enabled additional cost saving opportunities to be identified and greater cost discipline.	5%	
	ESG scorecard with targets relating to: – Reduction in Scope 1 & Scope 2 Greenhouse Gas emissions (relative to 2019 baseline) – Employee engagement score – Voluntary employee turnover – Female representation in people leader roles – Ethnic representation in management roles in the UK and US.	A reduction of 63% in our Scope 1 and Scope 2 GHG emissions (relative to our 2019 baseline) was achieved, which exceeded our 2024 target (60%), and good progress was made in implementing initiatives that will enable us to hit our net zero ambition. Our employee engagement (as measured by Gallup) increased over the year to the 61st percentile, and our voluntary global employee turnover reduced to 9.5%, which is materially lower than the prior year. Good progress was made in relation to our diversity and inclusion goals, with an increase in female representation in people leader roles to 34.8% (from 34%) and an increase in our ethnicity representation to 11.4% and 20.6% in the UK and US respectively.	5%	

158

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Decision on 2024 AIP Outcomes

The Committee strive to maintain a clear link between pay and performance, focusing on setting challenging performance targets and evaluating both company-wide and individual achievements.

The performance has been assessed according to the extent to which the Executive Directors have met the expectations of the Board, and how they have performed in respect of our culture pillars of Care, Collaboration and Courage. The Committee believes that the payments outlined in this report fairly reflect the performance achieved, and leadership behaviours exhibited, and as such there was no need to apply discretion. The Committee believes that the Remuneration Policy operated as intended during the year.

Performance Share Plan (PSP)

Executive Directors are ordinarily awarded annual PSP awards equal to 275% of Base Salary. From 2024, US Executive Directors are awarded annual PSP awards equal to 300% of Base Salary. PSP awards are subject to a three year performance condition, and vest on a straight-line basis between threshold and maximum. To the extent the performance conditions are met, once sufficient shares have been sold to cover the tax liability, the remaining shares are subject to a two-year holding period.

For existing awards granted up to an including 31 December 2024, the following performance measures and weightings apply.

Performance Measures	Performance Period	**2022-24 PSP Award** 1 Jan 2022 to 31 Dec 2024	2023-25 PSP Award 1 Jan 2023 to 31 Dec 2025	2024-26 PSP Award 1 Jan 2024 to 31 Dec 2026
Revenue		**25%**	25%	30%
Free Cash Flow		**25%**	25%	
Return on Invested Capital		**25%**	25%	30%
Total Shareholder Return		**25%**	25%	30%
ESG Objectives				10%

The description of the performance conditions and targets for the 2022-2024 PSP (that vested in March 2024) and each outstanding PSP award is shown below.

Metric	Description		Performance Conditions: **2022-24 PSP Award**	2023-25 PSP Award	2024-26 PSP Award
Revenue	The cumulative global revenue over the three year performance period on constant foreign exchange rates and adjusted for any Board approved M&A.	Threshold	**$15,983m**		
		Target	**$16,782m**	Commercially Sensitive[1]	Commercially Sensitive[1]
		Maximum	**$17,621m**		
Free Cash Flow	The cumulative free cash flow over the three year performance period on constant foreign exchange rates and adjusted for any Board approved M&A.	Threshold	**$1,535m**		n/a
		Target	**$1,913m**	Commercially Sensitive[1]	n/a
		Maximum	**$2,104m**		n/a
Return on Invested Capital	The return earned on the total capital invested defined as: Operating profit[1] less adjusted taxes[2] / ((Opening net operating assets + closing net operating assets)[3] ÷ closing net operating assets)[3] ÷ 2	Threshold	**8.0%**	8.5%	8.5%
		Target	**9.0%**	9.5%	9.5%
	1 Operating Profit is as disclosed in the Group income statement in the Annual Report less amortisation of acquired intangible assets. 2 Adjusted taxes represents our taxation charge per the Group income statement adjusted for the impact of tax on items not included in Adjusted Operating Profit, notably amortisation of acquired intangible assets, interest income and expense, other finance costs and share of results of associates. 3 Net Operating Assets comprises net assets from the Group balance sheet (Total assets less total liabilities) excluding the following items: accumulated amortisation of acquired intangible assets, investments, investments in associates, retirement benefit assets and liabilities, long-term borrowings, bank overdrafts, borrowings and loans, IFRS 16 lease liabilities and right-of-use assets, cash and cash equivalents.	Maximum	**10.5%**	10.5%	10.5%

1 It is not possible to disclose precise targets for this measure at the current time as this will give commercially sensitive information to our competitors concerning our business plans and is considered to be potentially price-sensitive information. The targets will be disclosed retrospectively in the Annual Report following the end of the relevant performance period.

Smith+Nephew Annual Report 2024 159

Directors' Remuneration Report continued
Annual report on remuneration continued

Performance Share Plan (PSP) continued

Metric	Description			Performance Conditions 2022-24 PSP Award	2023-25 PSP Award	2024-26 PSP Award
Total Shareholder Return	Total shareholder return relative to two equally weighted comparator groups. 1 FTSE 100 companies, excluding financial services, commodities (basic materials and oil and gas). From the 2024-26 PSP, food retail and utility companies were also excluded. 2 A sector peer group based on the S&P Global 1200 Healthcare subset comprising medical devices, equipment and supplies companies[1]. From the 2024-26 PSP the S&P 1200 comparator group was replaced with a specific MedTech industry peer group consisting of the following companies:		Threshold	**Index Return**	Index Return	Index Return
	Alcon Inc. Bausch + Lomb Corp. Baxter International Inc. Becton Dickinson & Co bioMerieux SA Carl Zeiss Meditec AG Corp. Coloplast A/S ConvaTec Group Plc Demand A/S Dentsply Sirona Inc DiaSorin SpA Edwards Lifesciences Corp Elekta AB Enovis Corp. Envista Holdings Corp. GE HealthCare Tech Inc. Globus Medical Inc. Hologic Inc. Insulet Corp. Integer Holdings Corp. Integra Lifesciences Hold. Intuitive Surgical Inc. Koninklijke Philips NV Resmed Inc. Sonova Holding AG Steris Plc Straumann Holding AG Stryker Corp. The Cooper Companies Inc. Zimmer Biomet Holdings Inc.		Maximum	**Index Return +8%**	Index Return +8%	Index Return +8%
ESG Objectives	Consists of two equally weighted measures linked to our sustainability agenda in relation to our transition to net zero, and an increase in female people leader representation.					
		Reduction in Scope 1 and Scope 2 GHG Emissions (relative to a 2019 baseline)	Threshold	**n/a**	n/a	70%
			Target	**n/a**	n/a	72%
			Maximum	**n/a**	n/a	75%
		Female people leader representation	Threshold	**n/a**	n/a	35%
			Target	**n/a**	n/a	35.5%
			Maximum	**n/a**	n/a	36%

1 Official industry classification of "Health Care Equipment and Supplies, Life Sciences Tools & Services and Health Care Technology".

160
Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Performance Share Plan (PSP) continued

2022-24 PSP Award

The three year performance period of the 2022-2024 PSP award ended on 31 December 2024. The performance measures, targets, weightings and achievement against the performance conditions are shown below.

Performance Measure		Performance Range Against Targets[1] Threshold (25% vesting)	Target (50% vesting)	Maximum (100% vesting)	% of Target vesting		Weighting		Weighted Vested Outcome (%)
Cumulative Revenue	Target	$15,983m	$16,782m	$17,621m					
	Actual		$17,229		153.3%	x	25%	=	38.3%
Cumulative Free Cash Flow	Target	$1,530m	$1,913m	$2,104m					
	Actual	$757			0%	x	25%	=	0%
Return on Invested Capital	Target	8.0%	9.0%	10.5%					
	Actual	6.7%			0%	x	25%	=	0%
Total Shareholder Return		Index Return		Index Return +8%					
FTSE 100 Comparator Group[2]	Target	7.6%		35.5%					
	Actual	-14.1%			0%	x	12.5%	=	0%
S&P 1200 Comparator Group[3]	Target	-28.7%		-10.1%					
	Actual			-14.1%	168.2%	x	12.5%	=	21.0%
Total (% of Target vesting)									**59.4%**
Total (% of Maximum vesting)									**29.7%**

1 All numbers have been rounded to the nearest decimal. For the purpose of incentive calculations we are using constant currency rates.
2 FTSE 100 companies, excluding financial services, commodities (basic materials and oil and gas).
3 S&P Global 1200 Healthcare subset comprising medical devices, equipment and supplies companies (official industry classifications of 'Health Care Equipment and Supplies, Life Sciences Tools & Services and Health Care Technology').

Decision on 2022-2024 PSP Award Outcome

Smith & Nephew finished 2024 strongly and delivered solid financial results across all key performance metrics. The 2024 growth in revenue of 4.7% on a reported basis (5.3% on an underlying basis) contributed towards delivering strong cumulative revenue growth over the three year performance period of the 2022-2024 PSP award. Over 2024, the Return on Invested Capital increased by 150bps to 7.4% and Free Cash flow increased from $129 million to $551 million both reflecting the continued progress made under the 12-Point Plan; however, both measures fell below the required three year threshold performance level for a vesting.

As well as considering the monetary outcome of the formulaic calculation of these awards, the Committee considered whether discretion should be applied to override these formulaic outcomes and concluded that the monetary outcomes were aligned with the financial performance of the Company during the performance period and the intention of the Remuneration Policy. As a result, the Committee believes that the level of vesting for the 2022-2024 PSP award at 29.7% of maximum is appropriate.

	2022-24 PSP Awards							
	Shares Awarded (1)	Shares Vesting (2)=(1)x29.7%	Shares Forfeit (3)=(1)-(2)	Dividend Shares (4)	Total Shares Vesting (5)=(2)+(4)	Value of Vesting Shares at Award Price[1] (000s) (6)	Share Price Appreciation[2] (000s) (7)	Total Value Vesting (000s) (8)=(6)+(7)
Executive Directors								
Deepak Nath	259,422	76,984	182,439	6,078	83,062	$1,298,723	-$246,329	$1,052,397
John Rogers[3]	–	–	–	–	–	–	–	–
Former Executive Directors								
Anne-Françoise Nesmes[4,5]	134,648	39,957	94,691	3,155	43,112	$674,085 (£542,349)	-$127,852 (-£114,937)	$546,233 (£427,412)

1 The 2022-24 PSP award share price was £12.58 ($15.64), which was the share price at closing the day before the award was granted.
2 This represents the impact of the share price change between the award date and the vesting date. No discretion has been applied to the award outcome as a result of the share price movement since award.
3 John Rogers joined in December 2023 and was appointed as CFO and an Executive Director on 1 April 2024 and as such does not have a 2022-24 PSP award.
4 Anne-Françoise Nesmes was the CFO and an Executive Director up until 31 March 2024, when she stepped down from the Board and left the Company on 1 May 2024. Upon leaving, her outstanding PSP awards were pro-rated to reflect her service over the performance period. However, as the performance of the 2022-24 PSP had ended prior to her leaving, her 2022-24 PSP was not pro-rated.
5 Anne-Françoise Nesmes was based in the UK and paid in British Pounds. The figure in parenthesis represents the value in local currency.

Smith+Nephew Annual Report 2024 161

Directors' Remuneration Report continued
Annual report on remuneration continued

Awards Granted

Details of share awards granted to Executive Director during 2024

	Performance Share Plan		Restricted Share Plan		Deferred Bonus Plan	
	Shares Awarded	Value at Award Price[1] '000s	Shares Awarded	Value at Award Price[2] '000s	Shares Awarded	Value at Award Price[1] '000s
Executive Directors						
Deepak Nath	330,250	$4,581,945	131,517	$1,965,517	72,005	$999,010
John Rogers[3]	183,332	$2,543,580 (£1,994,652)	–	–	–	–
Former Executive Directors						
Anne-Françoise Nesmes[3,4]	–	–	–	–	37,368	$518,450 (£406,563)

1 The 2024-26 PSP award and 2024 DBP award share price was £10.88 ($13.90).
2 The 2024 RSP award share price was £11.70 ($14.94) and was based on the averaging share price over the 10 working days prior to the date of grant on 16 August 2024.
3 John Rogers and Anne-Françoise Nesmes were based in the UK and paid in British Pounds. The figure in parenthesis represents the value in local currency.
4 Anne-Françoise Nesmes was CFO and an Executive Director up until 31 March 2024 when she stepped down from the Board and left the Company on 1 May 2024. She was not eligible for a PSP award in 2024 but did receive an award in the Deferred Bonus Plan in respect of her bonus from the 2023 Annual Incentive Plan.

Details of outstanding share awards granted to Executive Directors

The conditional share awards granted to Executive Directors that continue to be subject to performance or vesting conditions are shown below.

	Award Type	Date of Award		Number of Shares	Date of Vesting
Executive Directors					
Deepak Nath	PSP	16 August 2024		27,520	8 March 2027
		8 March 2024		302,730	8 March 2027
		9 March 2023		283,748	9 March 2026
		20 May 2022		259,422	20 May 2025
			Total	**873,420**	
	RSP[1]	16 August 2024		43,839	16 August 2025
		16 August 2024		43,839	16 August 2026
		16 August 2024		43,839	16 August 2027
			Total	**131,517**	
	DBP	8 March 2024		72,005	8 March 2027
		9 March 2023		26,014	9 March 2026
			Total	**98,019**	
	Buy-Out Awards	29 April 2022		3,016	8 November 2025
John Rogers	PSP	8 March 2024		183,332	8 March 2027
Former Executive Directors					
Anne-Françoise Nesmes[2]	PSP	9 March 2023		140,106	9 March 2026
		20 May 2022		134,648	20 May 2025
Total			**Total**	**274,754**	
	DBP	8 March 2024		37,368	8 March 2027
		9 March 2023		16,877	9 March 2026
		9 March 2022		24,169	9 March 2025
Total			**Total**	**78,414**	

1 Following a majority shareholder vote in favour of changes to our Remuneration Policy at our AGM in May 2024, US Executive Directors are eligible to receive an annual RSP award equal to 125% of Base Salary that will vest, subject to a reasonable judgement underpin, on the first, second and third anniversaries of the award. This rateable vesting schedule is in line with US market practice for RSP awards.
2 Anne-Françoise Nesmes was CFO and an Executive Director up until 31 March 2024 when she stepped down from the Board and left the Company on 1 May 2024. Upon leaving, her outstanding PSP awards were pro-rated to reflect her service over the performance period. As a result, the number of outstanding shares shown takes this pro-rating into account.

162
Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Executive Directors interests in ordinary shares

The interests of Executive Directors who served during the year in terms of shares of the Company held as at 31 December 2024 are as follows:

	Ordinary Shares[1]	Share awards with performance conditions		Share awards without performance conditions	
		Performance Share Plan Awards[2]	Buy-Out Awards[3]	Deferred Bonus Plan Awards	Restricted Share Plan Awards[4]
Executive Directors					
Deepak Nath	216,433	873,420	3,016	72,005	131,517
John Rogers	71,920	183,332	n/a	n/a	n/a
Former Executive Directors					
Anne-Françoise Nesmes	6,383	274,754	n/a	78,414	n/a

1 Ordinary shares for Deepak Nath include 4,611 American Depository Shares.
2 The PSP awards are subject to further performance conditions before they vest.
3 The buy-out awards granted to Deepak are in respect of an RSP award granted by his former employer that were bought out on a like for like basis and will vest in November 2025.
4 The RSP awards are subject to a reasonable judgement underpin before they vest.

The interests of each Executive Director shown in the table include any shares held by any connected person. The beneficial interest of each Executive Director is less than 1% of the ordinary share capital of the Company.

There have been no other changes in the interests of Executive Directors in the shares of the Company between 31 December 2024 and 13 February 2025 (the latest practicable date for inclusion in this report).

Shareholding Requirement

Executive Directors are required to establish and maintain a minimum shareholding over a reasonable period of time (expected to be around five years) recognising that incentive plan vesting and differing international tax regimes may affect the pace at which the shareholding may be met.

The adoption of the changes to our Remuneration Policy at our AGM in May 2024 resulted in the minimum shareholding requirement for a US-based CEO increasing from 300% to 500% of Base Salary. The minimum shareholding requirement for the CFO is equal to at least 200% of Base Salary.

Executive Directors are required to retain 50% of the shares (after tax) that vest under the Company's long-term incentive plans. This reduces to 30% once the minimum shareholding requirement has been met.

Where an Executive Director leaves employment for any reason, a post-cessation shareholding requirement will apply. The post-cessation minimum shareholding requirement is equal to the requirement during employment and will apply for a period of two years after cessation of employment.

	Minimum Shareholding Requirement (% of Base Salary)	Actual Shareholding (% of Base Salary)
Executive Directors		
Deepak Nath[1]	500%	267%
John Rogers[2]	200%	98%
Former Executive Directors		
Anne-Françoise Nesmes[3]	200%	71%

1 Deepak Nath joined on 1 April 2022 and is gradually building his shareholding.
2 John Rogers joined on 1 December 2023 and is gradually building his shareholding. He purchased 71,920 shares on 19 December 2024.
3 Anne-Françoise Nesmes left the Company on 1 May 2024 and had not achieved her minimum shareholding requirement of 200% of Base Salary at that time. The minimum shareholding requirement above represents Anne-Françoise's actual holding upon leaving and so reflects her post-cessation shareholding requirement.

Fees retained for external non-executive directorships

Executive Directors may hold an external non-executive director appointment and retain the fees paid for such a role. John Rogers served as a non-executive director of Grab Holdings Ltd (Singapore).

Smith+Nephew Annual Report 2024
163

Directors' Remuneration Report continued

Annual report on remuneration continued

Payments to former directors (audited)

Anne-Françoise Nesmes ceased to be Chief Financial Officer and a member of the Board on 31 March 2024 and left the Company on 1 May 2024. Anne-Françoise continued to receive her salary, benefits and cash contribution in lieu of pension in the normal way during her employment with the Company up to 1 May 2024. She received a payment in lieu of accrued but untaken annual leave as at the termination date in accordance with the terms of her employment agreement.

Anne-Françoise received a payment under the 2023 Annual Incentive Plan as she remained employed on 31 March 2024. Outstanding Deferred Bonus Plan awards will vest in full in accordance with their original timeframes in 2025 and 2026 and (in respect of any Deferred Bonus Plan award granted in 2024 relating to the bonus from the 2023 Annual Incentive Plan) in 2027.

In respect of outstanding PSP awards granted in 2022 and 2023, these will vest in accordance with the plan rules. Unvested awards will be pro-rated up to the termination of employment and remain subject to performance assessment at the end of the relevant performance period. These awards will vest in 2024, 2025 and 2026 respectively, and each award will be released at the end of the relevant two-year post-vesting holding period. No PSP grant was or will be made in 2024.

Anne-Françoise's incentive awards will remain subject to malus and clawback provisions and Anne-Françoise will comply with Smith+Nephew's post-employment shareholding guidelines for two years after termination.

The Company made a capped contribution of £5,000 plus VAT towards Anne-Françoise's legal fees incurred in connection with her departure.

Anne-Françoise will not receive any other remuneration payment.

Payments for loss of office (audited)

There were no payments made to, or in respect of, any former Director for loss of office in 2024.

Chair and Non-Executive Directors – Single figure of remuneration (audited)

000s	Committee Membership	Basic Fee 2024	Basic Fee 2023	Supplemental Fee 2024	Supplemental Fee 2023	Intercontinental Travel Fee 2024	Intercontinental Travel Fee 2023	Total 2024	Total 2023
Chair									
Rupert Soames[1]	N (Chair), R	**$575 (£450)**	$178 (£139)	**–**	–	**$4 (£3)**	$4 (£3)	**$579 (£453)**	$182 (£142)
Non-Executive Directors									
Simon Lowth[2]	A, N	**$92 (£72)**	–	**–**	–	**–**	–	**$92 (£72)**	–
Jo Hallas	A, C	**$92 (£72)**	$89 (£70)	**–**	–	**$4 (£3)**	$4 (£3)	**$96 (£75)**	$93 (£73)
Jez Maiden[3]	A (Chair), R	**$92 (£72)**	$27 (£21)	**$20 (£16)**	–	**$4 (£3)**	–	**$116 (£91)**	$27 £21
John Ma	C	**$134**	$130	**–**	–	**$42**	$42	**$176**	$172
Katarzyna Mazer-Hofsaess	C	**$92 (£72)**	$89 (£70)	**–**	–	**$4 (£3)**	$4 (£3)	**$96 (£75)**	$93 (£73)
Bob White	R, C	**$134**	$130	**–**	–	**$35**	$35	**$169**	$165
Marc Owen	A, N, C (Chair)	**$134**	$130	**$36**	$35	**$28**	$42	**$198**	$206
Angie Risley	N, R (Chair)	**$92 (£72)**	$89 (£70)	**$33 (£26)**	$26 (£20)	**$4 (£3)**	$4 (£3)	**$129 (£101)**	$119 (£93)
Former Chair									
Roberto Quarta[4]		**–**	$428 (£335)	**–**	–	**–**	–	**–**	$428 (£335)
Former Non-Executive Directors									
Erik Engstrom[5]		**–**	$89 (£70)	**–**	–	**–**	–	**–**	$89 (£70)
Rick Medlock[6]		**$33 (£26)**	$89 (£70)	**–**	$26 (£20)	**–**	$4 (£3)	**$33 (£26)**	$119 (£93)

Committee key

- (A) Member of the Audit Committee
- (R) Member of the Remuneration Committee
- (N) Member of the Nomination & Governance Committee
- (C) Member of the Compliance & Culture Committee
- Committee Chair (shown in orange)

1. Rupert Soames joined the Board on 26 April 2023, became the Chair on 15 September 2023.
2. Simon Lowth was appointed on 1 January 2024.
3. Jez Maiden was appointed on 14 September 2023.
4. Roberto Quarta stepped down from the Board on 15 September 2023.
5. Erik Engstrom stepped down from the Board on 31 December 2024.
6. Rick Medlock stepped down from the Board on 30 April 2024.

164

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Chair Fees

The fee for the Chair of the Board is set by the Remuneration Committee. Rupert Soames' fee was set at £450,000 ($575,100) upon joining in April 2023, after which he was appointed as Chair in September 2023.

During December 2024, the Chair's fee was reviewed by the Committee and the decision taken to apply an increase of 3.5% from 1 April 2025. This increase did not exceed the average increase applied to the broader UK workforce. While the Chair is a member of the Remuneration Committee, he did not attend the meeting while his fee was being reviewed and discussed by the Committee.

The Chair is required each year to purchase shares worth at least 25% of his post-tax annual fee.

Non-Executive Director Fees

The fee for Non-Executive Directors is periodically reviewed by the Chair of the Board and the Executive Directors. Following a review in December 2024, it was decided to increase the fees by 3.0% for Non-Executive Directors based in the US and 3.5% for those based in the UK. These increases did not exceed the average increase applicable to the broader workforce in these countries. A proportion of the fee payable to Non-Executive Directors is paid in shares.

		UK[1]		US	
		2024	2023	**2024**	2023
Base Fee	Cash	**$83,700 (£65,493)**	$80,514 (£63,000)	**$124,827**	$120,000
	Shares	**$8,635 (£6,757)**	$8,307 (£6,500)	**$10,173**	$9,780
	Total	**$92,336 (£72,250)**	$88,821 (£69,500)	**$135,000**	$129,780
Senior Independent Director Supplement		**$26,582 (£20,800)**	$25,560 (£20,000)	**$36,400**	$35,000
Committee Chair Supplement		**$26,582 (£20,800)**	$25,560 (£20,000)	**$36,400**	$35,000
Intercontinental Travel[2]		**$4,473 (£3,500)**	$4,473 (£3,500)	**$7,000**	7,000

1 Non-Executive Directors based in the UK are paid in British Pounds. For the purposes of comparison, the fees have been converted into our reporting currency (US Dollars) at an exchange rate of £1 to $1.278.
2 A fixed fee only payable when a Non-Executive Director is required to travel to attend meetings in another continent.

The interests of the Chair of the Board and Non-Executive Directors who served during the year, in terms of shares of the Company held as at 31 December 2024 or at date of separation as applicable, are as follows:

	Number of Shares
Chair	
Rupert Soames	14,384
Non-Executive Directors	
Simon Lowth[1]	300
Jo Hallas	6,190
Jez Maiden[2]	1,293
John Ma	2,134
Katarzyna Mazer-Hofsaess	1,830
Rick Medlock[3]	3,917
Bob White	8,376
Marc Owen	17,206
Angie Risley	5,978

1 Simon Lowth was appointed on 1 January 2024.
2 Jez Maiden was appointed on 14 September 2023.
3 Rick Medlock stepped down from the Board on 30 April 2024.

Smith+Nephew Annual Report 2024
165

Directors' Remuneration Report continued
Annual report on remuneration continued

The interests of the Chair of the Board and Non-Executive Directors shown in the table include any shares held by any connected person. The beneficial interest of the Chair of the Board and each Non-Executive Director is less than 1% of the ordinary share capital of the Company.

There have been no other changes in the interests of the Chair or Non-Executive Directors in the shares of the Company between 31 December 2024 and 13 February 2025 (the latest practicable date for inclusion in this report).

Annual percentage change in directors' remuneration

The table below shows how the actual remuneration received by Executive Directors, the Chair of the Board and Non-Executives, has changed over the year ended 31 December 2024 and prior years compared to the average salary of other employees. The average salary in 2024 of UK employees increased by 5.3%, and that of US employees increased by 4.7%.

	% Change 2024/2023			% Change 2023/2022			% Change 2022/21		
	Salary /Fees	Benefits	Annual Bonus	Salary /Fees	Benefits	Annual Bonus	Salary /Fees	Benefits	Annual Bonus
Executive Directors									
Deepak Nath[1]	3.1%	144%	1.9%	39.6%	55.8%	168.5%	–	–55.5%	44.9%
John Rogers[2]	100%	100%	100%	–	–	–	–	–	–
Chair									
Rupert Soames[3]	219.7%	–	–	100%	–	–	–	–	–
Current Non-Executive Directors									
Simon Lowth[4]	–	–	–	–	–	–	–	–	–
Jo Hallas	2.9%	–	–	7.8%	–	–	272.8%	–	–
Jez Maiden[5]	339.5%	–	–	–	–	–	–	–	–
John Ma	2.3%	–	–	13.9%	–	–	32.9%	–	–
Katarzyna Mazer-Hofsaess	2.9%	–	–	0%	–	–	5.0%	–	–
Bob White	2.4%	–	–	20.5%	–	–	5.4%	–	–
Marc Owen	-4.3%	–	–	11.3%	–	–	8.2%	–	–
Angie Risley	8.5%	–	–	0%	–	–	3.9%	–	–
Former Executive Directors									
Anne-Françoise Nesmes[6]	-74.8%	-74.7%	-100.0%	4.2%	3.6%	129.6%	4.62%	3.97%	–29.5%
Former Non-Executive Directors									
Erik Engstrom[7]	–	–	–	0%	–	–	0%	–	–
Rick Medlock[8]	-72.0%	–	–	0%	–	–	3.9%	–	–

1 Deepak joined on 1 April 2022, his pension was corrected in 2024, refer to page 156.
2 John Rogers was appointed Executive Director on 1 April 2024.
3 Rupert Soames joined the Board on 26 April 2023 and was paid part year.
4 Simon Lowth was appointed on 1 January 2024.
5 Jez Maiden was appointed on 14 September 2023.
6 Anne-Françoise Nesmes stepped down from the Board on 31 March 2024.
7 Erik Engstrom stepped down from the Board on 31 December 2023.
8 Rick Medlock stepped down from the Board on 30 April 2024.

166
Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Pay Comparisons

Chief Executive Officer Pay Ratio

The Committee is mindful of the relationship between the remuneration of the Chief Executive Officer and that of other employees more generally. The table below compares the single total figure of remuneration for the Chief Executive Officer to the total pay and benefits of full-time equivalent UK employees, who are ranked at the lower quartile, median and upper quartile across all UK employees.

The reporting regulations permit three different calculation methodologies for determining the pay ratio. The ratios shown in the table above have been calculated using Option A, which calculates pay for employees on the same basis as the single figure for remuneration calculated for Executive Directors. The period for which actual employee pay has been calculated is from 1 January 2024 to 31 December 2024. The single figure for remuneration for each full-time employee as at 31 December 2024 includes earned salary, annual incentive bonus payments, allowances, pension and benefits. Part-time employees have been excluded for the purpose of the calculations.

	2024[1]	2023[1]	2022	2021	2020	2019
Upper Quartile (75th percentile)	**73:1**	46:1	70:1	32:1	19:1	51:1
Median (50th percentile)	**110:1**	72:1	107:1	49:1	29:1	81:1
Lower Quartile (25th percentile)	**156:1**	102:1	160:1	71:1	42:1	116:1

1 In 2024 and 2023, the ratio was impacted by the vesting of the performance award under the 2022 buy-out award agreement made to Deepak Nath. Excluding this one-off arrangement, the median ratio would have been 95:1 for 2024 and 55:1 for 2023.

The total remuneration of our Chief Executive includes a substantial proportion of variable pay and therefore the single total figure will vary considerably depending on the level of performance against the measures driving the Annual Incentive Plan, Performance Share Plan and Restricted Share Plan.

In contrast, employees in the calculation receive a higher proportion of their remuneration in the form of fixed pay. The ratios are consistent with our market-based approach to reward, with the ratio increasing as the Chief Executive's remuneration is compared with that of more junior employees. The overall picture presented by the ratios is also consistent with our policies on pay, reward and career progression.

The table below provides information on the salary and total pay and benefits paid to employees ranked at the Lower Quartile, Median and Upper Quartile.

	2024		2023	
	Salary	**Total Pay & Benefits**	Salary	Total Pay & Benefits
Chief Executive Officer	**$1,560,093**	**$7,812,559**	$1,512,726	$4,658,252
Upper Quartile (75th percentile)	**$70,371 (£55,064)**	**$107,146 (£83,839)**	$77,454 (£60,606)	$101,369 (£79,318)
Median (50th percentile)	**$66,258 (£51,845)**	**$71,001 (£55,556)**	$51,244 (£40,097)	$64,627 (£50,569)
Lower Quartile (25th percentile)	**$50,382 (£39,422)**	**$50,123 (£39,220)**	$45,600 (£35,681)	$45,600 (£36,39)

Note: UK employees are paid in British Pounds. For the purposes of comparison the pay and benefits have been converted into our reporting currency (US Dollars) at a exchange rate of £1 to $1.278.

Gender Pay Ratio

We are seeing improvements year on year. Our mean pay gap for the UK has reduced from 14% in 2023 to 13% in 2024 and our median pay gap has reduced from 14% in 2023 to 10% in 2024. Our mean bonus gap has increased from 22% to 25% and the median bonus gap has also increased from 14% to 24%; the increase in gap is mainly driven by more men in sales roles and eligible for sales incentives as compared to women, and also higher earnings in sales commissions as compared to our annual bonus payments.

We continue our efforts to review and close the gaps through consistent and unbiased global pay and incentive plans. Our internal pay practices and incentive plan designs are gender neutral and our performance management reviews are undertaken based on objective criteria.

Smith+Nephew Annual Report 2024 167

Directors' Remuneration Report continued

Annual report on remuneration continued

Relative Importance of spend on Pay

When considering remuneration arrangements for our Executive Directors and employees as a whole, the Committee also take into account the overall profitability of the Company and the amounts spent elsewhere, particularly in returning profits to shareholders in the form of dividends and share buy-backs.

The chart below shows the relative importance of spend on pay compared to returns to shareholders and trading profit.



Total Employee Costs
2024
1,663
2023
1,683
$m 0
200
400
600
800
1000
1200
1400
1600
1800
Return to Shareholders
2024
327
2023
327
* Returns to shareholders comprise of dividends to ordinary shareholders only as there have been no share buy-backs over the period
Attributable Profit
2024
412
2023
263

Total Shareholder Return (TSR) performance and Chief Executive Pay

The chart below shows the value as at 31 December 2024 of £100 invested in Smith+Nephew shares on 31 December 2014, compared to £100 invested in the FTSE 100 on the same date. The FTSE 100 was chosen as the comparator because it is a broad equity index of which the Company is a constituent member and reflects the investment interests of our UK shareholder base.



Ten-year Total Shareholder Return
(measured in UK Sterling, based on monthly spot values)
200
150
100
50
0
Dec 2014
Dec 2015
Dec 2016
Dec 2017
Dec 2018
Dec 2019
Dec 2020
Dec 2021
Dec 2022
Dec 2023
Dec 2024
Source: S&P Capital IQ
Smith+Nephew
FTSE 100

168

Smith+Nephew Annual Report 2024

We also compare the Company’s performance to a tailored peer group of medical device companies (see page 160), for the purposes of our long-term Performance Share Plan awards. The chart below shows the value as at 31 December 2024 of £100 invested in Smith+Nephew shares on 31 December 2014, compared to £100 invested in this peer group. Source: S&P Capital IQ Medical Devices comparators that are still trading for awards made since 2013 Smith+Nephew S&P Medical Devices Ten-year Total Shareholder Return (measured in US Dollars, based on monthly spot values) Dec 2014 Dec 2015 Dec 2016 Dec 2017 Dec 2018 Dec 2019 Dec 2020 Dec 2021 Dec 2022 Dec 2023 Dec 2024 600 500 400 300 100 0 200 The table below details the CEO’s single total figure of remuneration and incentive outcomes over the period 1 January 2015 to 31 December 2024. $000s 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Chief Executive’s single total figure Deepak Nath1 5,955 4,658 7,813 Roland Diggelmann2 266 1,698 3,102 603 Namal Nawana3 2,883 4,489 Olivier Bohuon4 5,342 3,333 5,117 2,384 5,342 3,333 5,117 5,267 4,755 1,698 3,102 6,558 4,658 7,813 Annual Incentive (% of maximum) Deepak Nath1 32% 61% 61% Roland Diggelmann2 0%5 24% Namal Nawana3 69% 71%6 Olivier Bohuon4 75% 30% 61% 63% 75% 30% 61% – 71% 0% 24% 32% 61% 61% Long Term Incentives (% of maximum) Deepak Nath1 – – 29.7% Roland Diggelmann2 – – Namal Nawana3 – Olivier Bohuon4 33.5% 8% 54% 46.5% 33.5% 8% 54% 46.5% – – – – – 29.7% 1 Appointed Chief Executive Officer on 1 April 2022. 2 Appointed Chief Executive Officer on 1 November 2019 and stepped down on 31 March 2022. 3 Appointed Chief Executive Officer on 7 May 2018 and resigned on 31 October 2019. 4 Retired as Chief Executive Officer on 7 May 2018. 5 Due to the impact of Covid upon the Chief Executive Officer’s financial targets, a cash award of 0% was achieved. 6 Calculated as 106.7% for Namal Nawana (disclosed on page 108 of the Company’s Annual Report for the year ended 31 December 2019), divided by the maximum potential payout of 150%. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 169

Senior Management Remuneration The Group’s administrative, supervisory and management body (senior management) comprises, for US reporting purposes, Executive Directors, Non-Executive Directors, and Executive Officers. Details of the current Executive Directors, Non-Executive Directors and Executive Officers are given on pages 104-111. Remuneration paid to senior management in respect of 2022, 2023 and 2024 was as follows: 2024 2023 2022 Total remuneration $20,526,132 $18,890,117 $17,211,000 Total remuneration for loss of office $1,491,790 $1,659,101 – Aggregate amounts provided to supplementary pension plans $1,552,480 $1,332,506 $1,626,000 The interests of senior management who served during the year in terms of shares of the Company held as at 31 December 2024 are shown in the table below. For this purpose, senior management is defined as the Executive Directors, members of the Executive Committee, including the Company Secretary, and their connected persons (or closely associated persons). Ordinary Shares American Depositary Shares Share capital of Company Total for all senior management 908,699 16,607 0.1% There have been no other changes in the interests of senior management in the shares of the Company between 31 December 2024 and 13 February 2025 (the latest practicable date for inclusion in this report). Details of share awards granted during the year to members of senior management and held as at 31 December 2024 are shown in the table below. Awards Share awards granted during 2024 Total share awards held as at 31 December 2024 Deferred Share Plan1 218,079 379,047 Restricted Share Plan2 131,517 131,517 Performance Share Plan1 1,575,896 3,915,930 Conditional Awards1 47,797 138,654 Sign-On Awards1 – – Buy-Out Agreement1 – 3,016 1 These awards are granted through the Smith+Nephew Global Share Plan 2020. 2 Awards granted before 1 August 2024 were granted through the Smith+Nephew Global Share Plan 2020, all awards after this date were granted through the Smith+Nephew Restricted Share Plan 2024. There have been no new awards or changes to awards held by senior management between 31 December 2024 and 13 February 2025 (the latest practicable date for inclusion in this report). Directors’ Remuneration Report continued Annual report on remuneration continued 170 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Implementing the Remuneration Policy for 2025

Selection of Performance Targets

Performance targets are set to be relevant, stretching and aligned to our business strategy, and we also consider how performance is delivered when determining incentive plan outcomes, with appropriate consideration given to any environmental, social and governance risks to ensure that the performance delivered is sustainable and fully aligned with our Company values and culture, malus and clawback applied to all forms of variable pay.

Annual Incentive Plan (AIP)

Financial performance targets under the AIP are set by the Remuneration Committee with reference to the budgets and business plan for the year ahead as well as anticipated market conditions, ensuring that the levels to achieve threshold, target or maximum payout are appropriately challenging.

The performance targets for 2025 are predominantly based on financial measures (85% of maximum opportunity). They include revenue (35%), trading profit margin (35%), free cash flow (15%) and strategic objectives (15%).

Commercial sensitivity precludes the advance publication of the actual targets for our financial measures, but these will be retrospectively published in our annual report on remuneration for 2025. The Committee considers the range of financial targets set for 2025 to be similarly challenging to those set in prior years. Free cash flow replaced trading cash conversion as a performance metric (compared to 2024), as the Committee believes that this measure is a more comprehensive measure and will also reward more efficient capital allocation decisions.

The strategic objectives are based on key deliverables that support our near and long-term strategy as well as our sustainability framework. Two-thirds of the strategic objectives (i.e. 10% of the bonus opportunity) will relate to the delivery of the Group's strategy and focus on maintaining and growing our business, while the remaining one-third (i.e. 5% of the bonus opportunity) will be based on our sustainability agenda, including employee engagement; and reduction in Scope 1 and Scope 2 greenhouse gas emissions.

The strategic objectives and their outcome will be disclosed in our 2025 Annual Report, while the performance targets for the ESG and sustainability goals are shown below.

ESG & Sustainability Objectives (5% of bonus opportunity)	2025 Performance Targets		
	Threshold	Target	Maximum
Improve Employee Engagement (Gartner mean)	4.24	4.27	4.30
Reduction in Scope 1 & 2 GHG emissions (relative to 2019 baseline)	70%	71%	72%

Note: Vesting will be on a straight-line basis between threshold and target and between target and maximum.

The Committee decided not to include female and ethnic representation as a specific performance metric within the AIP for 2025 as was done for 2024. The reason for this was because a lot of good work was done during 2024 to improve representation and embed processes that support greater inclusion and belonging to the extent that the Committee felt that further specific incentivisation on this was not needed. In addition, people leaders now have individual objectives based on broader inclusion and belonging goals.

Performance Share Plan (PSP)

The performance targets under the PSP are set to reflect the Company's longer-term growth objectives at a level where the maximum represents genuine outperformance. Market consensus is also considered when setting the performance range. The performance measures for the 2025 award are adjusted earnings per share (EPSA), total shareholder return (TSR), return on invested capital (ROIC) and strategic objectives linked to our ESG agenda.

Measure	2025 Performance Targets
Earnings per share (30% weighting)	Adjusted EPS (EPSA) is considered a simple and clear measure of absolute growth in line with our business strategy. The EPSA targets that the Committee intends to set for the 2025-27 PSP award are:

	Threshold	Target	Maximum
EPSA	8%	10.5%	13%
Vesting	25%	50%	100%

Note: Vesting will be on a straight-line basis between threshold and target and between target and maximum.

Smith+Nephew Annual Report 2024 171

Directors' Remuneration Report continued

Annual report on remuneration continued

Performance Share Plan (PSP) continued

Measure	2025 Performance Targets
Total Shareholder Return (30% weighting)	TSR is considered a simple and clear performance measure relative to a comparator group. For the 2025-2027 PSP award the Committee intends to measure TSR performance relative to two equally weighted comparator groups, which are the same as those adopted for the 2024-2026 PSP award granted in 2024, namely:

1. The FTSE 100 excluding financial services, utilities, commodities (basic materials and oil and gas) and food retail companies; plus
2. A MedTech industry peer group consisting of the following companies:

Alcon Inc.	Edwards Lifesciences Corp.	Koninklijke Philips NV
Bausch + Lomb Corp.	Elekta AB	Resmed Inc.
Baxter International Inc.	Enovis Corp.	Sonova Holding AG
Becton Dickinson & Co	Envista Holdings Corp.	Steris Plc
bioMerieux SA	GE HealthCare Tech Inc.	Straumann Holding AG
Carl Zeiss Meditec AG	Globus Medical Inc.	Stryker Corp.
Coloplast A/S	Hologic Inc.	Teleflex Inc.
ConvaTec Group Plc	Insulet Corp.	The Cooper Companies Inc.
Demand A/S	Integer Holdings Corp.	Zimmer Biomet Holdings Inc.
Dentsply Sirona Inc	Integra Lifesciences Hold. Corp.	
DiaSorin SpA	Intuitive Surgical Inc.	

Index	Weighting	Threshold	Maximum
FTSE 100 Peer Group	50%	Equal to Index	8% Above Index
MedTech Peer Group	50%	Equal to Index	8% Above Index

Note: Vesting will be on a straight-line basis between threshold and maximum.

Return on Invested Capital (30% weighting)

Return on invested capital aligns with our focus to ensure we return value on investments for our shareholders. The targets that the Committee intends to set for the 2025-2027 PSP award are:

	Threshold	Target	Maximum
ROIC	9%	10%	11%
Vesting	25%	50%	100%

Note: Vesting will be on a straight-line basis between threshold and target and between target and maximum.

Strategic Objectives (10% weighting)

The strategic objectives consist of metrics related to our ESG and sustainability framework, namely a reduction in our environmental impact (Scope 1 and Scope 2 Greenhouse Gas emissions relative to a 2019 baseline). The targets that the Committee intends to set for the 2025-2027 PSP award are:

	Weighting	Threshold	Target	Maximum
Scope 1 and Scope 2 GHG	50%	72%	74%	76%
Vesting		25%	50%	100%

Note: Vesting will be on a straight-line basis between threshold and target and between target and maximum.

The Committee decided not to include female and ethnic representation as a specific performance metric within the PSP for 2025-27 as was done for 2024-26 as good progress was made in 2024 to improve representation and embed processes that support greater inclusion and belonging to the extent that the Committee felt that further incentivisation beyond 2026 was not needed.

Restricted Share Plan (RSP)

The conditions attached to RSP awards relate to continued employment and good standing. In addition, for US Executive Directors, the award vesting is subject to a reasonable judgement underpin. If the Remuneration Committee is not satisfied that the underpin has been met, the Committee may scale back the vesting (including to zero). In assessing the underpin, the Committee will consider the following:

- A review of overall financial performance over the vesting period;
- Whether there have been any sanctions or fines issued by a regulatory authority;
- Whether there have been any material environmental, social or governance issues;
- Whether a major safety incident has occurred; and
- Whether there has been material damage to the reputation of the Company.

172

Smith+Nephew Annual Report 2024

Discretion and Judgement The Committee retains the flexibility to apply discretion and judgement to ensure fair outcomes, as no remuneration policy or framework, however well-designed, can anticipate every situation. The Committee can exercise discretion in several areas when administering the Company’s incentive plans, in accordance with the relevant plan rules. These include, but are not limited to: – Selection of participants. – The size of awards each year (subject to the limits outlined in the Remuneration Policy). – The level of payments, or vesting, based on achievement of the relevant performance conditions. – Determining individuals as good or ordinary leavers and the treatment of outstanding awards (in line with plan rules and Remuneration Policy). – Managing outstanding awards and evaluating performance in the event of a change of control. Additionally, if circumstances arise that lead the Committee to believe that a performance condition is no longer appropriate, they may substitute, adjust, or waive the condition to ensure a fairer evaluation of performance. Malus and Clawback The Board has a clawback policy which provides for the recovery of certain incentive-based remuneration from current and former Executive Directors and Executive Officers of the Company in the event the Company is required to restate its financial statements filed with the SEC in order to correct an error that is material to its financial statements. This policy is in addition to the rights granted to the SEC under applicable legislation and the malus and clawback provisions set forth in the Company’s incentive plan rules. Under the Company’s incentive plan rules, malus and clawback may be applied to AIP, DBP, PSP and RSP awards in certain circumstances including: – Cases of fraud, negligence or gross misconduct by the Executive Director; – Material financial misstatement in the audited financial results; – Error in calculation; or – Other exceptional circumstances at the Committee’s discretion. Cash bonuses will be subject to clawback, with deferred shares being subject to malus, over the deferral period. PSP and RSP awards will be subject to malus over the vesting period and clawback from the vesting date to the third anniversary of the relevant vesting date. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 173

Directors' Report

Directors' Report disclosures

Index to principal Directors' Report disclosures

Disclosure	Section in Annual Report	Page
Directors in office during the year	Directors' Report	177
Dividend recommendation for the year	Chair's Statement	7
Disclosure of information to auditor	Directors' Report	177
Qualifying third-party indemnity provisions for Directors	Directors' Report	177
Charitable and political donations	Directors' Report	177
Financial instruments – risk management objectives and policies	Notes to the Accounts	224
Post balance sheet events	Notes to the Accounts	247
Likely future developments	Chair's statement	9
Research and development	Research and Development	29–31
Policies governing employment and opportunities for disabled persons	Culture and belonging	63
Employee communication and engagement	Engaging with our stakeholders	96–100
How Directors have performed under section 172	Section 172 statement	116–117
How the Directors have had regard to the need to foster the Company's business relationships and effect on principal decisions	Section 172 statement	116–117
List of subsidiaries and branches outside of the UK	Notes to the Accounts	252–255
Structure of share capital including restrictions on the transfer of securities, voting rights and interests in voting rights	Directors' Report	175
Significant holdings of the Company's securities	Directors' Report	176
Rights attaching to shares under employee share schemes	Directors' Report	175
Rules governing the appointment and replacement of Directors	Directors' Report	177
Rules governing changes to the Company's Articles of Association	Directors' Report	176
Powers of the Directors	Directors' Report	177
Significant agreements	Directors' Report	177
Agreements relating to compensation for loss of office or employment relating to a takeover	Directors' Remuneration Policy	152
Greenhouse gas emissions	TCFD	77
Corporate Governance Statement	Directors' Report	177
Internal control and risk management	Risk Report	81–82
Diversity policy	Nomination & Governance Report	121

Share Capital

The principal trading market for the ordinary shares is the London Stock Exchange. The ordinary shares were listed on the New York Stock Exchange on 16 November 1999, trading in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs). From 14 October 2014, each ADS has represented two ordinary shares, before which time one ADS represented five ordinary shares. The ADS facility is sponsored by J.P. Morgan Chase Bank N.A. acting as depositary. All the ordinary shares, including those held by Directors and Executive Officers, rank pari passu with each other. On 23 January 2006, the ordinary shares of 122/9p were redenominated as ordinary shares of US 20 cents (following approval by shareholders at the Extraordinary General Meeting in December 2005). The US Dollar ordinary shares carry the same rights as the previous ordinary shares. The share price continues to be quoted in Sterling. In 2006, the Company issued £50,000 of shares in Sterling in order to comply with English law. These were issued as deferred shares, which are not listed on any stock exchange. They have extremely limited rights and therefore effectively have no value. These shares are held by the Company Secretary, although the Board reserves the right to transfer them to a member of the Board should it so wish.

The Company's ordinary shares may be held in certificated or uncertificated form. No holder of the Company's shares will be required to make additional contributions of capital in respect of the Company's shares in the future. In accordance with English law, the Company's ordinary shares rank equally.

Articles of Association

The following summarises certain material rights of holders of the Company's ordinary shares under the material provisions of the Company's Articles of Association, being those which were adopted at the 2021 Annual General Meeting and English law.

This summary is qualified in its entirety by reference to the Companies Act and the Company's Articles of Association.

In the following description, a 'shareholder' is the person registered in the Company's register of members as the holder of an ordinary share.

174

Smith+Nephew Annual Report 2024

Rights attaching to ordinary shares Under English law, dividends are payable on the Company’s ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act 2006. Holders of the Company’s ordinary shares are entitled to receive final dividends as may be declared by the Directors and approved by the shareholders in a General Meeting, rateable according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the Directors. The Company’s Board of Directors may declare such interim dividends as appear to them to be justified by the Company’s financial position. If authorised by an ordinary resolution of the shareholders, the Board may also make a direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of the Company). Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company. Provided that during this 12-year period, at least three dividends whether interim or final on or in respect of the share in question have become payable, and provided further the Company has taken steps which the Board considers reasonable during this 12-year period to trace the shareholder (including, if appropriate, engaging a professional tracing agent) and has sent notice of the Board’s intention to sell the shares, the Board can sell the shares and use such proceeds for any purpose that the Board thinks fit. There were no material modifications to the rights of shareholders under the Company’s Articles of Association during 2024. Voting rights of ordinary shares The Company’s Articles of Association provide that voting at any General Meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded and held. On a show of hands, every shareholder who is present in person at a General Meeting has one vote regardless of the number of shares held. On a poll, every shareholder who is present in person or by proxy has one vote for each ordinary share held by that shareholder. A poll may be demanded by any of the following: – The Chair of the meeting; – At least five shareholders present or by proxy entitled to vote on the resolution; – Any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote on the resolution; or – Any shareholder or shareholders holding shares conferring a right to vote on the resolution on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. A Form of Proxy will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one, as above. It is the Company’s usual practice to vote by poll at Annual General Meetings. The necessary quorum for a General Meeting is two shareholders present in person or by proxy carrying the right to vote upon the business to be transacted. Matters are transacted at General Meetings of the Company by the processing and passing of resolutions of which there are two kinds: ordinary and special resolutions: Ordinary resolutions include resolutions for the re-election of Directors, the approval of financial statements, the declaration of dividends (other than interim dividends), the appointment and re-appointment of auditors or the grant of authority to allot shares. An ordinary resolution requires the affirmative vote of a majority of the votes of those persons voting at the meetings at which there is a quorum. Special resolutions include resolutions amending the Company’s Articles of Association, dis-applying statutory pre-emption rights or changing the Company’s name; modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding-up. A special resolution requires the affirmative vote of not less than three-quarters of the votes of the persons voting at the meeting at which there is a quorum. Annual General Meetings must be convened upon advance written notice of 21 days. Other General Meetings must be convened upon advance written notice of at least 14 clear days. The days of delivery or receipt of notice are not included. The notice must specify the nature of the business to be transacted. Meetings are convened by the Board. Members with 5% of the ordinary share capital of the Company may requisition the Board to convene a meeting. Any two members may call a General Meeting in order to appoint one or more additional Directors in the event that there are insufficient Directors to be able to call a General Meeting, or where they are unwilling to do so. Variation of rights If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all the provisions of the Articles of Association relating to proceedings at a General Meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class, and at any such meeting a poll may be demanded in writing by any person or their proxy who hold shares of that class. Where a person is present by proxy or proxies, he or she is treated as holding only the shares in respect of which the proxies are authorised to exercise voting rights. STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 175

Directors' Report continued

Directors' Report disclosures continued

Rights in a winding-up

Except as the Company's shareholders have agreed or may otherwise agree, upon the Company's winding-up, the balance of assets available for distribution:

- After the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors;
- Subject to any special rights attaching to any other class of shares; and
- Is to be distributed among the holders of ordinary shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in US Dollars. A liquidator may, however, upon the adoption of any extraordinary resolution of the shareholders and any other sanction required by law, divide among the shareholders the whole or any part of the Company's assets in kind.

Limitations on voting and shareholding

There are no limitations imposed by English law or the Company's Articles of Association on the right of non-residents or foreign persons to hold or vote the Company's ordinary shares or ADSs, other than the limitations that would generally apply to all of the Company's shareholders.

Transfers of shares

The Board may refuse to register the transfer of shares held in certificated form which:

- Are not fully paid (provided that it shall not exercise this discretion in such a way as to prevent stock market dealings in the shares of that class from taking place on an open and proper basis);
- Are not duly stamped or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty, lodged at the Transfer Office or at such other place as the Board may appoint and (save in the case of a transfer by a person to whom no certificate was issued in respect of the shares in question) accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his or her behalf, the authority of that person so to do;
- Are in respect of more than one class of shares; or are in favour of more than four transferees.

Deferred shares

Following the re-denomination of share capital on 23 January 2006, the ordinary shares' nominal value became 20 US cents each. There were no changes to the rights or obligations of the ordinary shares. In order to comply with the Companies Act 2006, a new class of Sterling shares was created - deferred shares - of which 50,000 shares of £1 each were issued and allotted in 2006 as fully paid to the Chief Executive Officer. These shares were subsequently transferred and are now held by the Company Secretary, although the Board reserves the right to transfer them to a member of the Board should it so wish. These deferred shares have no voting or dividend rights and on winding-up are only entitled to repayment at nominal value only if all ordinary shareholders have received the nominal value of their shares plus an additional US$1,000 each.

Amendments to the Company's Articles of Association

The Company does not have any special rules about amendments to its Articles of Association beyond those imposed by law.

Shareholdings

As at 13 February 2025, to the knowledge of the Group, there were 10,973 registered holders of ordinary shares, of whom 87 had registered addresses in the US and held a total of 159,471 ordinary shares (0.02% of the total issued). Because certain ordinary shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of ordinary shares resident in the US.

As at 13 February 2025, 36,428,537 ADSs equivalent to 72,857,074 ordinary shares or approximately 8.3% of the total ordinary shares in issue, were outstanding and were held by 88 registered ADS holders.

Major shareholders

As far as is known to Smith+Nephew, the Group is not directly or indirectly owned or controlled by another corporation or by any government and the Group has not entered into arrangements, the operation of which may at a subsequent date result in a change in control of the Group.

As at 13 February 2025, the Company is not aware of any person who has a significant direct or indirect holding of securities in the Company, as defined in the Disclosure and Transparency Rules (DTRs) of the Financial Conduct Authority (FCA), other than as shown below, and is not aware of any persons holding securities which may control the Company. There are no securities in issue which have special rights as to the control of the Company.

As at 31 December 2024 the Company had received notifications in accordance with the FCA's Disclosure and Transparency Rule 5.1.2 of the following interests in the voting rights of the Company. There were no new notifications between 31 December 2024 and 13 February 2025.

Shareholder	As at 13 February 2025	As at 31 December 2024
	% of voting rights over ordinary shares of US20¢ each	% of voting rights over ordinary shares of US20¢ each
Blackrock, Inc.	**6.44**	6.44
Cevian Capital II GP Limited	**5.02**	5.02
Norges Bank	**3.05**	3.05

Purchase of ordinary shares on behalf of the Company

At the AGM, the Company will be seeking a renewal of its current permission from shareholders to purchase up to 10% of its own shares. The Company did not purchase any shares during 2024 nor during the period to 13 February 2025.

Suppliers' payment policy

Terms of payment are agreed with individual suppliers prior to supply. The Group aims to pay its creditors promptly, in accordance with terms agreed for payment. Further information can be obtained from the government payment practice reporting portal.

176

Smith+Nephew Annual Report 2024

Charitable and political donations The Group made no political donations during the year (2023: $nil). Details of charitable donations can be found on page 99. Directors The Directors of the Company who served during the financial year ended 31 December 2024 were as follows: Rupert Soames, Deepak Nath, John Rogers, Marc Owen, Jo Hallas, John Ma, Katarzyna Mazur-Hofsaess, Angie Risley, Bob White, Jez Maiden and Simon Lowth. Anne-Françoise Nesmes and Rick Medlock served as Directors until their resignation on 31 March 2024 and 1 May 2024 respectively. Details of the Directors’ interests in the Company’s shares can be found on pages 163 and 165. Under the Company’s Articles of Association, a Director may not vote in respect of any contract, arrangement, transaction or proposal in which he or she, or any person connected with him or her, has any interest which is to his or her knowledge a material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to proposals: (a) indemnifying him in respect of obligations incurred on behalf of the Company; (b) indemnifying a third party in respect of obligations of the Company for which the Director has assumed responsibility under an indemnity or guarantee; (c) relating to an offer of securities in which he will be interested as an underwriter; (d) concerning another body corporate in which the Director is beneficially interested in less than 1% of the issued shares of any class of shares of such a body corporate; (e) relating to an employee benefit in which the Director will share equally with other employees; and (f) relating to any insurance that the Company is empowered to purchase for the benefit of Directors of the Company in respect of actions undertaken as Directors (and/or officers) of the Company. A Director shall not vote or be counted in any quorum present at a meeting in relation to a resolution on which he/ she is not entitled to vote. The Board is empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all monies borrowed after deducting cash and current asset investments by the Company and its subsidiaries shall not exceed the sum of $8,500,000,000. Any Director who has been appointed by the Board since the previous Annual General Meeting of shareholders, either to fill a casual vacancy or as an additional Director, holds office only until the conclusion of the next Annual General Meeting (notice of which was given after his or her appointment) and then shall be eligible for re-election by the shareholders. The Company’s Articles of Association provide that all Directors are subject to annual re-election in accordance with the UK Corporate Governance Code. If not re-appointed, a Director retiring at a meeting shall retain office until the meeting appoints someone in his or her place, or if it does not do so, until the conclusion of the meeting. The Directors are subject to removal with or without cause by the Board or the shareholders. Directors are not required to hold any shares of the Company by way of qualification. Under the Company’s Articles of Association and English law, a Director may be indemnified out of the assets of the Company against liabilities he or she may sustain or incur in the execution of his or her duties. Directors’ Indemnities The Company maintained appropriate insurance to cover Directors’ and Officers’ liability for itself and its subsidiaries and such insurance was in force for the whole of the year ended 31 December 2024. The Company also indemnifies the Directors under deeds of indemnity for the purposes of section 236 of the Companies Act 2006. Such indemnities contain provisions that are permitted by the Director liability provisions of the companies Act 2006 and the Company’s Articles of Association. Significant contracts The only significant contracts to which the Company is a party that take effect, alter or terminate upon a change of control are the $625m of outstanding private placement notes due between January 2026 and March 2034 and the Revolving Credit Facility dated 20 October 2023, which contain customary prepayment, cancellation and default provisions including repayment of principal and interest on a change of control. Disclosure of information to auditor So far as the Directors are aware, there is no relevant audit information of which the auditor is unaware; and the Directors have taken all the steps that they ought to have taken as directors to make themselves aware of any relevant audit information and to establish that the auditor is aware of that information. Corporate Governance Statement A statement confirming compliance with the UK Corporate Governance Code is set on page 103. The 2018 Code can be found at www.frc.org.uk/library/standards-codes-policy/corporate-governance/uk-corporate-governance-code/ Cautionary statement The review of the business and its future development in the Annual Report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for these strategies to succeed. It should not be relied on by any other party for any other purpose. The review contains forward-looking statements which are made by the Directors in good faith based on information available to them at the time of the approval of these reports and should be treated with caution due to the inherent uncertainties associated with such statements. The Directors, in preparing the Strategic Report, have complied with s417 of the Companies Act 2006. Helen Barraclough Company Secretary STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION Smith+Nephew Annual Report 2024 177

Accounts Statement of Directors’ responsibilities 179 Independent auditor’s UK report 180 Group income statement 192 Group statement of comprehensive income 192 Group balance sheet 193 Group cash flow statement 194 Group statement of changes in equity 195 Notes to the Group accounts 196 Company financial statements 248 Notes to the Company accounts 250 178 Smith+Nephew Annual Report 2024

Statement of Directors’ responsibilities in respect of the Annual Report and Financial Statements – For the Parent Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Parent Company financial statements; – Assess the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and – Use the going concern basis of accounting unless they either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so. The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. Under applicable law and regulations, the Directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that comply with that law and those regulations. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. In accordance with Disclosure Guidance and Transparency Rule (“DTR”) 4.1.16R, the financial statements will form part of the annual financial report prepared under DTR 4.1.17R and 4.1.18R. The auditor’s report on these financial statements provides no assurance over whether the annual financial report has been prepared in accordance with those requirements. Responsibility statement of the Directors in respect of the Annual Report We confirm that to the best of our knowledge: – The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and – The Strategic Report and Directors’ Report include a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. The Strategic Report, which has been prepared in accordance with the requirements of the Companies Act 2006, comprises pages IFC–100. The Directors’ Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority’s Listing Rules, and Disclosure Guidance and Transparency Rules, comprising pages 7, 9, 29–31, 63, 76–77, 81–82, 96–100, 116–117, 122, 152, 175–177, 222, 247 and 252–255 was approved by the Board and signed on its behalf. We consider, the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Group’s position and performance, business model and strategy. By order of the Board, on 24 February 2025. Helen Barraclough Company Secretary The Directors are responsible for preparing the Annual Report and Form 20-F and the Group and Parent Company financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare Group and Parent Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with UK-adopted international accounting standards and applicable law and have elected to prepare the Parent Company financial statements in accordance with UK accounting standards and applicable law, including FRS 101 Reduced Disclosure Framework. In addition, the Directors have also chosen to prepare the Group financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of their profit or loss for that period. In preparing each of the Group and Parent Company financial statements, the Directors are required to: – Select suitable accounting policies and then apply them consistently; – Make judgements and estimates that are reasonable, relevant, reliable and prudent; – For the Group financial statements, state whether they have been prepared in accordance with UK-adopted international accounting standards and IFRS Accounting Standards as issued by the IASB; – For the Group financial statements, present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information and provide additional disclosures when compliance with the specific requirements in IFRS Accounting Standards are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; Smith+Nephew Annual Report 2024 179 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

1. Opinion In our opinion: – The financial statements of Smith & Nephew plc (the “Parent Company”) and its subsidiaries (the “Group”) give a true and fair view of the state of the Group’s and of the Parent Company’s affairs as at 31 December 2024 and of the Group’s profit for the year then ended; – The Group financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards and IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB); – The Parent Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard 101 “Reduced Disclosure Framework”; and – The financial statements have been prepared in accordance with the requirements of the Companies Act 2006. We have audited the financial statements which comprise the: Group (Smith & Nephew plc and its subsidaries) Parent Company (Smith & Nephew plc) – Group balance sheet as at 31 December 2024; – Group income statement for the year then ended; – Group statement of comprehensive income for the year then ended; – Group statement of changes in equity for the year then ended; – Group cash flow statement for the year then ended; and – Notes 1 to 23 to the financial statements, which includes the material accounting policy information. – Balance sheet as at 31 December 2024; – Statement of changes in equity for the year then ended; and – Notes 1 to 9 to the financial statements, which includes the material accounting policy information. The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law, United Kingdom adopted international accounting standards and IFRS Accounting Standards as issued by the IASB. The financial reporting framework that has been applied in the preparation of the Parent Company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework” (United Kingdom Generally Accepted Accounting Practice). 2. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Group and the Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council’s (the “FRC’s”) Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services provided to the Group and Parent Company for the year are disclosed within the Audit Committee Report within the Corporate Governance section of the Annual Report. We confirm that we have not provided any non-audit services prohibited by the FRC’s Ethical Standard to the Group or the Parent Company. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independent auditor’s report to the members of Smith & Nephew Plc 180 Smith+Nephew Annual Report 2024

3. Summary of our audit approach Key audit matters The key audit matters that we identified in the current year were: – Valuation of Orthopaedics cash generating unit (CGU) goodwill; – Valuation of excess and obsolescence (E&O) provision for Orthopaedics inventory; – IT systems which impact financial reporting. We have identified IT systems which impact financial reporting as a new key audit matter given the significance of the effect on the overall audit strategy. Two key audit matters were identified by the previous auditor and described in their report for the year ended 31 December 2023 and are not included in our audit report for the year ended 31 December 2024, as we did not consider them to be key audit matters in the current year; – Provision for metal-on-metal hip products, and – Parent Company financial statements only : recoverability of parent company’s investment in subsidiary. Materiality The materiality that we used for the Group financial statements was $35 million. We considered a number of metrics when determining Group materiality, including: revenue; trading profit; and profit before taxation. Our selected materiality represents 0.60% of revenue, 3.34% of trading profit and 7.03% of profit before taxation. Scoping We performed a significant proportion of our audit procedures centrally in the UK, in addition to four Global Shared Service Centres and 13 reporting units. Our audit scope addressed 73% of the Group’s revenue, 68% of the Group’s profit before tax and 82% of the Group’s total assets. First-year audit transition The year ended 31 December 2024 is our first year as auditor of the Group. We have been independent since July 2023 and commenced our transition activities from that date. Our work included: – Establishing a detailed audit transition plan; – Shadowing the previous auditor through the 31 December 2023 audit, including attendance at key meetings, including audit committee meetings; – Reviewing the previous auditor’s audit files; – Holding transition workshops with key component finance and operational management, including internal audit, treasury, tax, legal and Group finance teams to inform our audit planning; – Auditing historical accounting policies and accounting judgements; and – Holding a Group audit planning meeting with our component audit teams and conducting Group audit team visits to key markets and Shared Service Centre locations. These procedures built our understanding of the Group which informed our audit risk assessment, through which we identified the risks of material misstatement to the Group’s financial statements. Smith+Nephew Annual Report 2024 181 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

4. Conclusions relating to going concern In auditing the financial statements, we have concluded that the Directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the Directors’ assessment of the Group’s and Parent Company’s ability to continue to adopt the going concern basis of accounting included: – Testing controls over management’s going concern model, including the review of the inputs and assumptions used in the model; – Evaluating the key assumptions, including those relating to the current macroeconomic uncertainty, and evaluating the appropriateness of these assumptions and their consistency with management’s presentations to the Board and Audit Committee; – Comparing the forecasts within the going concern model to recent historical financial information to assess historical forecasting accuracy; – Testing the mechanical accuracy of the going concern model; – Testing the current and forecast covenant compliance calculations and headroom thereof at the balance sheet date, both under the Group’s forecasts and in severe downside scenarios; – Evaluating whether inclusion of EBITDA and Net Debt in the convenance compliance calculations aligns with the definition provided in the private placement note agreements; – Confirming the existence and availability of financing facilities; – Evaluating the appropriateness of management’s sensitivity analysis modelled under their most severe scenario, including an evaluation of the mitigating actions available to management; and – Evaluating the appropriateness of disclosures on going concern in the financial statements. Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group’s and Parent Company’s ability to continue as a going concern for a period of at least 12 months from when the financial statements are authorised for issue. In relation to the reporting on how the Group has applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the Directors’ Statement in the financial statements about whether the Directors considered it appropriate to adopt the going concern basis of accounting. Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report. Independent auditor’s UK report continued 182 Smith+Nephew Annual Report 2024

5. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. 5.1. Valuation of Orthopaedics cash generating unit (CGU) goodwill Key audit matter description The Group performs an annual impairment test of goodwill at the CGU level in accordance with IAS 36: Impairment of Assets by comparing the recoverable amount to the carrying value of the CGU. The carrying value of the Orthopaedics CGU goodwill at 31 December 2024 was $807 million (2023: $915 million), which represents 27% of the total goodwill balance. The recoverable amount is derived from the CGU’s value-in-use, calculated from cash flow projections involving key assumptions, principally relating to trading profit margin, which is sensitive to changes. The carrying value of the Orthopaedics CGU has a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole. We identified the valuation of Orthopaedics CGU goodwill as a key audit matter due to the significant judgements made by the Group in preparing cash flow projections. This required a high degree of auditor judgement and an increased extent of effort to evaluate the reasonableness of the Group’s estimate related to forecasting trading profit margin. The impairment assessment of the Orthopaedics CGU is disclosed as an accounting estimate in note 1 of the Group financial statements, with further disclosures provided in note 8, including disclosures around sensitivity of trading profit margin. The matter is also discussed in the Audit Committee report within the Corporate Governance section of the Annual Report. How the scope of our audit responded to the key audit matter We performed the following audit procedures relating to the forecasting of trading profit margin in the Orthopaedics CGU: – Tested the effectiveness of controls related to management’s determination and forecasting of future trading profit margins. – Evaluated forecast cash flows by comparing the trading profit margin assumption used within the impairment model to approved budgets, business plans, third-party market data and analyst expectations. – Performed sensitivity analyses to assess the potential impact of a range of reasonably possible outcomes. – Evaluated the accuracy of the Group’s cash flow projections by comparing historical actual results to the approved budgets in the previous years. – Evaluated compliance with the disclosures required by the accounting standards relating to a reasonably possible change in a key assumption, including their clarity and understandability to users of the financial statements. Key observations We are satisfied that the valuation of the Orthopaedics CGU goodwill, including the key assumption in relation to trading profit margin, is acceptable. We are satisfied that the disclosures in the financial statements with respect to the sensitivity of trading profit margin disclosures are appropriate. Smith+Nephew Annual Report 2024 183 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

5.2. Valuation of Excess and Obsolescence (E&O) provision for Orthopaedics inventory Key audit matter description The Group holds an E&O provision to reduce the carrying value of inventories on the balance sheet to net realisable value to comply with the requirements of IAS 2: Inventories. The Group’s total inventories at 31 December 2024 are $2,387 million (2023: $2,395 million) net of the total E&O provision, which was $511 million (2023: $544 million), of which a significant proportion relates to US Orthopaedics finished goods. The estimation of this provision is judgemental, as it involves a number of key estimates, in particular as it pertains to product groups where longer forecasting periods of future product demand are applied. We identified the valuation of the E&O provision for Orthopaedics inventory as a key audit matter due to the significant judgements made by the Group to identify and assess excess or obsolete inventory. This required a high degree of auditor judgement and an increased extent of effort to evaluate the reasonableness of the Group’s estimate related to forecasting future product demand for US Orthopaedics inventory. The Group’s total E&O provision is disclosed as an accounting estimate in note 1 of the Group financial statements, with further disclosures provided in note 12. The matter is also discussed in the Audit Committee report within the Corporate Governance section of the Annual Report. How the scope of our audit responded to the key audit matter We performed the following audit procedures relating to the forecasting of future product demand for product groups within US Orthopaedic finished goods where longer forecasting periods are applied: – Tested the effectiveness of controls related to management’s determination over product demand forecasting. – Evaluated the appropriateness of the allocation of product groups where longer forecasting periods are applied for the purposes of the provision calculation by: a) Assessing whether all product groups have been considered as to whether the longer demand forecast should be applied in the calculation of the provision. b) Evaluating any changes compared with the prior year to the allocation of product groups where the longer demand forecast is used. c) Assessing the historical demand which management uses in its estimate of future demand. d) Evaluating the results of this assessment to determine the reasonableness of management’s product group allocation. e) Obtaining the expected future product demand and challenging that expectation against: i) Recent demand for that product group; and ii) Evidence of any product discontinuation, including issues around product quality or litigation. – Performed enquries with individuals outside of finance to challenge demand forecasts submitted, obsolete products/product groups identified, marketing strategy of the product group or any expected or active litigative actions. – Recalculated the US Orthopaedic finished goods provision based on the forecasting of future product demand methodology applied, assessing whether it is applied accurately. Key observations We are satisfied that the valuation of the Orthopaedics E&O provision, including estimates of product groups where longer forecasting periods of future product demand are applied, is acceptable. Independent auditor’s UK report continued 184 Smith+Nephew Annual Report 2024

5.3. IT systems which impact financial reporting Key audit matter description The IT systems within the Group form a key component of the Group’s financial reporting activities and impact all account balances, and as such the Group place reliance on their IT systems and the associated controls. We have identified IT systems which impact financial reporting as a key audit matter, given the level of reliance placed on these systems by the Group. Due to the planned significant level of reliance on the IT systems underpinning our audit approach, an increased extent of auditor effort was required to evaluate the large number of relevant IT systems, including key system-generated reports and automated business process application controls. Key IT controls, in the context of our scope for the financial audit, primarily relate to: – Access security - Controls relating to the security configuration of the systems and the restriction and administration of user access – Change management - Controls relating to requesting, developing, testing and approving changes to systems. The purpose of such controls is to prevent inappropriate changes being made to IT systems in relation to application functionality, transactional processing and direct changes to underlying data. The matter is also discussed in the Audit Committee report within the Corporate Governance section of the Annual Report. How the scope of our audit responded to the key audit matter We performed the following risk assessment and audit procedures to test IT controls over the IT systems determined to be relevant for financial reporting purposes: – Identified the IT risks for each IT system based on our understanding of the flows of transactions and the IT environment; – Determined whether each general IT control, individually or in combination with other controls is appropriately designed to address the associated IT risk; and – Tested the effectiveness of the relevant general IT controls. IT control deficiencies were noted relating to user access management for certain IT systems and the associated infrastructure which increased the risk that information from these systems may not be reliable. We designed and executed audit procedures to respond to this risk (including the potential fraud risk – see section 11 below), including testing of mitigation and remediation activities performed by Group management. Key observations We are satisfied that IT controls impacting the Group’s financial reporting activities are designed and operating effectively or control deficiencies identified were remediated by year end, or mitigated by a combination of compensating controls or procedures. Smith+Nephew Annual Report 2024 185 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

6. Our application of materiality 6.1. Materiality We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work. Based on our professional judgement, we determined materiality for the financial statements as a whole as follows: Group financial statements Parent Company financial statements Materiality $35 million (2023 predecessor auditor: $33 million) $31.5 million (2023 predecessor auditor: $32 million) Basis for determining materiality We considered a number of metrics when determining Group materiality, including: revenue; trading profit; and profit before taxation. The definition of trading profit is explained in the non-IFRS financial information section within Other Information in the Annual Report. Our selected materiality represents 0.60% of revenue, 3.34% of trading profit and 7.03% of profit before taxation. The predecessor auditor used 0.59% of revenue in determining the prior year materiality. The basis for materiality is total assets. The materiality used represents 0.87% of total assets and is capped at 90% of Group materiality. The predecessor auditor used 0.3% of total assets in determining the prior year materiality. Rationale for the benchmark applied We have determined that the primary benchmark for the Group was revenue because we consider this measure to be the primary focus of users of the financial statements and the Group’s profit before tax continues to be volatile and below historic levels. We also considered trading profit and profit before taxation as relevant metrics to the users of the financial statements. Due to the nature of the Company as a parent entity holding company, we consider total assets to be the most appropriate basis for materiality. 6.2. Performance materiality We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole. Group financial statements Parent Company financial statements Performance materiality 70% of Group materiality (2023 predecessor auditor: 75%) 70% of Parent Company materiality (2023 predecessor auditor: 75%) Basis and rationale for determining performance materiality In determining performance materiality, we considered the following factors: – Our understanding of the entity and its environment; and – our risk assessment, including our assessment of the Group’s overall control environment. Independent auditor’s UK report continued 186 Smith+Nephew Annual Report 2024

6.3. Error reporting threshold We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of $1.75 million (2023 predecessor auditor: $1.70 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements. 7. An overview of the scope of our audit 7.1. Identification and scoping of components The Group is headquartered in the UK, with operations in more than 100 countries across five continents, the largest being the USA (Americas). The Group has four Shared Service Centres to support both financial reporting and controllership functions across a number of global key business processes. The concentration of activity and controllership in the Group, including the centralisation of the finance function in the Group’s Head Office and Shared Service Centres, enabled us to structure the audit more centrally. The identification of significant accounts, including the identification and classification of risks of material misstatement was performed by the Group audit team, including scoping of relevant IT systems and controls relevant to the audit. For certain business processes where activities included potential variation due to local-market factors, we involved our component auditors in further localised risk-assessment procedures to refine the scope of our audit. Our data analytical tools allow us to scrutinise large transactional data sets for unusual trends, characteristics, outliers or transaction flows to support our identification of audit risks. Audit procedures undertaken at a Group level and on the Parent Company We performed audit work on certain functions, predominantly Head Office, at the Group level. Further, we performed audit work at Group and on the Parent Company financial statements, including but not limited to the consolidation of the Group’s results, the preparation of the financial statements, certain disclosures within the Directors Remuneration Report, litigation provisions and exposures in addition to management’s entity level and oversight controls relevant to financial reporting. Audit procedures undertaken at a Group level were performed to Group materiality, or, where tested at a component level, to component performance materiality. The range of component performance materialities used was $3.68 million - $17.15 million. Audit work performed at Global Shared Service Centres and local reporting units A significant amount of the Group’s operational processes which cover financial reporting are undertaken at the Group’s Shared Service Centres. The Group audit team exercised direction, supervision and review over the audit work at the shared service centres in scope for the Group audit, so that we developed an understanding of the end-to-end view of the key processes that supported significant account balances, classes of transactions, disclosures and controls. Audit work was performed in all four Shared Service Centres located in India, Malaysia, Poland and Costa Rica, with the work conducted both by the Group audit team and a component team in India. For local-market activities where we identified risks of material misstatement to the Group financial statements, we identified 14 reporting units located in the USA, Costa Rica, UK, Netherlands, Germany, Malaysia, China, Japan and Australia as in-scope components. The work relating to these reporting units was split between the Group team and the component audit teams, applying component performance materiality. Coverage and consideration of residual Based on our Group risk assessment, we determined whether the audit procedures were sufficient to support the Group audit opinion through ensuring that the coverage gained was reflective of the level of risk within each financial statement line item. On a stand-back basis, we assessed the coverage achieved over three metrics (being revenue, profit before tax and gross assets). At the group level we also carried out analytical procedures to obtain further assurance that there were no significant risks of material misstatement of the aggregated financial information of the remaining account balances, transactions and disclosures not subject to audit or specified audit procedures. Revenue Profit before tax Total assets Specified audit procedures 73% Review at group level 27% Specified audit procedures 68% Review at group level 32% Specified audit procedures 82% Review at group level 18% Smith+Nephew Annual Report 2024 187 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

7.2. Our consideration of the control environment Based on our understanding of the control environment gathered during our transition, early phasing of controls testing and historic outcomes of prior audits, our audit approach was to place reliance on management’s controls over all business cycles affecting significant account balances, transactions and disclosures, where possible. We have outlined in our key audit matters above the work performed to assess the operating effectiveness of general IT controls and IT controls related to material and significant account balances to the Group audit, including the conclusions relating to our reliance on IT controls and mitigating procedures performed relating to any significant deficiencies identified in those controls. 7.3. Our consideration of climate-related risks In planning our audit, we have considered the potential impact of climate change on the Group’s business and its financial statements. The Group has assessed the risk and opportunities relevant to climate change, and the Group’s Principal Risks capture physical and transitional climate-related risks as determined in the Enterprise Risk Management Process. The risks have also been considered and embedded into the businesses, as explained in the Strategic Report. As part of our audit procedures, we have obtained management’s climate-related risk assessment and held discussions with those charged with governance to understand the process of identifying climate-related risks, the determination of mitigating actions and the impact on the Group’s financial statements. While management has acknowledged the risks posed by climate change, they have assessed that climate change does not create any further key sources of estimation uncertainty in the financial statements as at 31 December 2024, as explained in note 1.3 to the accounts. We performed our own qualitative risk assessment of the potential impact of climate change on the Group’s account balances and classes of transactions, with particular focus on areas of judgement such as goodwill, and did not identify any additional risks of material misstatement. Our procedures include reading disclosures included in the Annual Report to consider whether they are materially consistent with the financial statements and our knowledge obtained in the audit and assessing compliance with TCFD recommendations. 7.4. Working with other auditors The Group audit team are responsible for the scope and direction of the audit process. To ensure appropriate direction, supervision and review activities over our Shared Service Centre and in-market component auditors, the Group team: – Identified key component audit partners and their teams during the transition year of the Group audit; – Held four global planning sessions with component teams covering onboarding, strategy and delivery; – Built a dedicated component oversight team, who engaged in regular communication with component auditors, enabling timely comparisons and challenge of outcomes across the Group and component audit; – Provided detailed referral instructions that were tailored for each component auditor, and through regular engagement refined those instructions during the audit as required; – Actively participated in all component team planning and close meetings for each phase of work; – Performed virtual and in-person file reviews over higher risk areas throughout the year; and – Varied the extent of our oversight of the component auditors based on the risk-profiles of each reporting unit in scope. 8. Other information The other information comprises the information included in the Annual Report, other than the financial statements and our auditor’s report thereon. The Directors are responsible for the other information contained within the Annual Report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. We have nothing to report in this regard. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. Independent auditor’s UK report continued 188 Smith+Nephew Annual Report 2024

9. Responsibilities of Directors As explained more fully in the Directors’ Responsibilities Statement, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the Directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the Directors are responsible for assessing the Group’s and the Parent Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so. 10. Auditor’s responsibilities for the audit of the financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/ auditorsresponsibilities. This description forms part of our auditor’s report. 11. Extent to which the audit was considered capable of detecting irregularities, including fraud Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. 11.1. Identifying and assessing potential risks related to irregularities In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following: – the nature of the industry and sector, control environment and business performance including the design of the Group’s remuneration policies, key drivers for directors’ remuneration, bonus levels and performance targets; – the Group’s own assessment of the risks that irregularities may occur either as a result of fraud or error that was approved by the Board on 11 February 2025; – results of our enquiries of management, internal audit, the Directors and the Audit Committee about their own identification and assessment of the risks of irregularities, including those that are specific to the group’s sector; – any matters we identified having obtained and reviewed the Group’s documentation of their policies and procedures relating to: – identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance; – detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud; – the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations; – the matters discussed among the audit engagement team including significant component audit teams and relevant internal specialists, including tax, valuations, impairment, pensions, IT, ESG, legal actuarial and fraud specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud. As a result of these procedures, we considered the opportunities and incentives that may exist within the organisation for fraud and identified the greatest potential for fraud in revenue recognition, in unusual transactions arising within revenue recognised resulting from the IT deficiencies in the period. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override, including adjustments made in the financial reporting process outside of local operational reporting. We also obtained an understanding of the legal and regulatory frameworks that the Group operates in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the Securities and Exchange Commission rules, Securities Law in the UK and US, the UK Listing Rules, the UK Companies Act, pensions legislation, and tax legislation in the Group’s various jurisdictions. In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the Group’s ability to operate or to avoid a material penalty. These included General Data Protection Requirements, US Foreign Corrupt Practices Act, US Food and Drug Administration Regulation, EU Medical Device Regulation, and the UK Bribery Act. Smith+Nephew Annual Report 2024 189 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Report on other legal and regulatory requirements 12. Opinions on other matters prescribed by the Companies Act 2006 In our opinion the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006. In our opinion, based on the work undertaken in the course of the audit: – the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and – the Strategic Report and the Directors’ Report have been prepared in accordance with applicable legal requirements. In the light of the knowledge and understanding of the Group and the Parent Company and their environment obtained in the course of the audit, we have not identified any material misstatements in the Strategic Report or the Directors’ Report. 13. Corporate Governance Statement The Listing Rules require us to review the Directors’ statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the Group’s compliance with the provisions of the UK Corporate Governance Code specified for our review. Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements and our knowledge obtained during the audit: – the Directors’ statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified set out on page 179; – the Directors’ explanation as to its assessment of the Group’s prospects, the period this assessment covers and why the period is appropriate set out on page 94; – the Directors’ statement on fair, balanced and understandable set out on page 131; – the Board’s confirmation that it has carried out a robust assessment of the emerging and principal risks set out on page 94; – the section of the Annual Report that describes the review of effectiveness of risk management and internal control systems set out on page 81; and – the section describing the work of the Audit Committee set out on page 130. 11.2. Audit response to risks identified As a result of performing the above, we did not identify any key audit matters related to the potential risk of fraud or non-compliance with laws and regulations. Our procedures to respond to risks identified included the following: – reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements; – enquiring of management, the Audit Committee and in-house and external legal counsel concerning actual and potential litigation and claims; – performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud; – reading minutes of meetings of those charged with governance, reviewing internal audit reports and correspondence with regulators; and – in addressing the risk of fraud in unusual transactions arising within revenue as a result of certain IT deficiencies in the period, we performed testing over the recognition of those specified revenue transactions to supporting evidence and respective cost of sales entries; and obtained confirmations directly from customers to test accounts receivables that were outstanding; and – in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business. We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and component audit teams, and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit. Independent auditor’s UK report continued 190 Smith+Nephew Annual Report 2024

14. Matters on which we are required to report by exception 14.1 Adequacy of explanations received and accounting records Under the Companies Act 2006 we are required to report to you if, in our opinion: – we have not received all the information and explanations we require for our audit; or – adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or – the Parent Company financial statements are not in agreement with the accounting records and returns. We have nothing to report in respect of these matters. 14.2. Directors’ remuneration Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of Directors’ Remuneration have not been made or the part of the Directors’ Remuneration Report to be audited is not in agreement with the accounting records and returns. We have nothing to report in respect of these matters. 15. Other matters which we are required to address 15.1. Auditor tenure Following the recommendation of the audit committee, we were appointed by the Company at the Annual General Meeting on 1 May 2024 to audit the financial statements for the year ending 31 December 2024 and subsequent financial periods. 15.2. Consistency of the audit report with the additional report to the audit committee Our audit opinion is consistent with the additional report to the Audit Committee we are required to provide in accordance with ISAs (UK). 16. Use of our report This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed. As required by the Financial Conduct Authority (FCA) Disclosure Guidance and Transparency Rule (DTR) 4.1.15R – DTR 4.1.18R, these financial statements will form part of the Electronic Format Annual Financial Report filed on the National Storage Mechanism of the FCA in accordance with DTR 4.1.15R – DTR 4.1.18R. This auditor’s report provides no assurance over whether the Electronic Format Annual Financial Report has been prepared in compliance with DTR 4.1.15R – DTR 4.1.18R. Andrew Bond, FCA (Senior statutory auditor) For and on behalf of Deloitte LLP Statutory Auditor London, United Kingdom 24 February 2025 Smith+Nephew Annual Report 2024 191 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Group financial statements

Group income statement

	Notes	Year ended 31 December 2024 $ million	Year ended 31 December 2023 $ million	Year ended 31 December 2022 $ million
Revenue	2	**5,810**	5,549	5,215
Cost of goods sold		**(1,764)**	(1,730)	(1,540)
Gross profit		**4,046**	3,819	3,675
Selling, general and administrative expenses	3	**(3,100)**	(3,055)	(2,880)
Research and development expenses	3	**(289)**	(339)	(345)
Operating profit	2 & 3	**657**	425	450
Interest income	4	**24**	34	14
Interest expense	4	**(145)**	(132)	(80)
Other finance costs	4	**(28)**	(7)	(8)
Share of results of associates	11	**(10)**	(30)	(141)
Profit before taxation		**498**	290	235
Taxation	5	**(86)**	(27)	(12)
Attributable profit for the year[1]		**412**	263	223
Earnings per ordinary share[1]	6			
Basic		**47.2¢**	30.2¢	25.5¢
Diluted		**47.0¢**	30.1¢	25.5¢

Group statement of comprehensive income

	Notes	Year ended 31 December 2024 $ million	Year ended 31 December 2023 $ million	Year ended 31 December 2022 $ million
Attributable profit for the year[1]		**412**	263	223
Other comprehensive income:				
Items that will not be reclassified to income statement				
Remeasurement of net retirement benefit obligations	18	**16**	(89)	30
Taxation on other comprehensive income	5	**(1)**	18	(7)
Total items that will not be reclassified to income statement		**15**	(71)	23
Items that may be reclassified subsequently to income statement				
Cash flow hedges – forward foreign exchange contracts				
Gains arising in the year		**38**	23	24
Gains recycled to income statement in the year		**(1)**	(25)	(37)
Exchange differences on translation of foreign operations		**(124)**	56	(102)
Taxation on other comprehensive income	5	**(5)**	–	2
Total items that may be reclassified subsequently to income statement		**(92)**	54	(113)
Other comprehensive loss for the year, net of taxation		**(77)**	(17)	(90)
Total comprehensive income for the year[1]		**335**	246	133

1 Attributable to equity holders of the Company and wholly derived from continuing operations.

The Notes on pages 196–247 are an integral part of these accounts.

192

Smith+Nephew Annual Report 2024

Group balance sheet At At 31 December 31 December 2024 2023 Notes $ million $ million Assets Non-current assets Property, plant and equipment 7 1,422 1,470 Goodwill 8 3,026 2,992 Intangible assets 9 1,032 1,110 Investments 10 9 8 Investments in associates 11 7 16 Other non-current assets 13 24 18 Retirement benefit assets 18 63 69 Deferred tax assets 5 350 274 5,933 5,957 Current assets Inventories 12 2,387 2,395 Trade and other receivables 13 1,381 1,300 Current tax receivable 34 33 Cash and cash equivalents 15 619 302 4,421 4,030 Total assets 10,354 9,987 Equity and liabilities Equity attributable to owners of the Company Share capital 19 175 175 Share premium 615 615 Capital redemption reserve 20 20 Treasury shares 19 (66) (94) Other reserves (497) (405) Retained earnings 5,018 4,906 Total equity 5,265 5,217 Non-current liabilities Long-term borrowings and lease liabilities 15 3,258 2,319 Retirement benefit obligations 18 79 88 Other payables 14 95 35 Provisions 17 95 48 Deferred tax liabilities 5 31 9 3,558 2,499 Current liabilities Bank overdrafts, borrowings, loans and lease liabilities 15 63 765 Trade and other payables 14 1,128 1,055 Provisions 17 108 233 Current tax payable 232 218 1,531 2,271 Total liabilities 5,089 4,770 Total equity and liabilities 10,354 9,987 The accounts were approved by the Board and authorised for issue on 24 February 2025 and are signed on its behalf by: Rupert Soames, OBE Deepak Nath, PhD John Rogers Chair Chief Executive Officer Chief Financial Officer The Notes on pages 196–247 are an integral part of these accounts. Smith+Nephew Annual Report 2024 193 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Group cash flow statement The Notes on pages 196–247 are an integral part of these accounts. Year ended Year ended Year ended 31 December 31 December 31 December 2024 2023 2022 Notes $ million $ million $ million Cash flows from operating activities Profit before taxation 498 290 235 Net interest expense 4 121 98 66 Depreciation, amortisation and impairment 645 683 617 Loss on disposal of property, plant and equipment and software 22 18 11 Share-based payments expense (equity-settled) 22 40 39 40 Share of results of associates 11 10 30 141 Pension costs less cash paid 16 3 6 Increase in inventories (42) (178) (407) Increase in trade and other receivables (81) (49) (103) Decrease/(increase) in trade and other payables and provisions 16 (105) (25) Cash generated from operations 1,245 829 581 Interest received 22 8 7 Interest paid (140) (104) (73) Income taxes paid (140) (125) (47) Net cash inflow from operating activities 987 608 468 Cash flows from investing activities Acquisitions, net of cash acquired 21 (186) (21) (113) Capital expenditure (381) (427) (358) Purchase of investments (1) – (2) (Investment in)/distribution from associate 11 (1) – 1 Net cash used in investing activities (569) (448) (472) Cash flows from financing activities Proceeds from issue of ordinary share capital 20 – – 1 Purchase of own shares 20 – – (158) Payment of capital element of lease liabilities 20 (55) (52) (54) Proceeds from borrowings due within one year 20 – 326 – Settlement of borrowings due within one year 20 (705) (151) (407) Proceeds from borrowings due after one year 20 1,000 – 485 Settlement of borrowings due after one year 20 – – (474) Proceeds from own shares 20 1 – 5 Settlement of currency swaps 20 – 4 3 Equity dividends paid 19 (327) (327) (327) Net cash used in financing activities (86) (200) (926) Net increase/(decrease) in cash and cash equivalents 332 (40) (930) Cash and cash equivalents at beginning of year 20 300 344 1,285 Exchange adjustments 20 (15) (4) (11) Cash and cash equivalents at end of year1 617 300 344 1 Cash and cash equivalents is net of bank overdrafts of $2m (2023: $2m, 2022: $6m). Group financial statements continued 194 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Group statement of changes in equity

	Share capital $ million	Share premium $ million	Capital redemption reserve $ million	Treasury shares[2] $ million	Other reserves[3] $ million	Retained earnings[4] $ million	Total equity $ million
At 31 December 2021	177	614	18	(120)	(346)	5,225	5,568
Attributable profit for the year[1]	–	–	–	–	–	223	223
Other comprehensive income	–	–	–	–	(113)	23	(90)
Equity dividends declared and paid	–	–	–	–	–	(327)	(327)
Share-based payments recognised	–	–	–	–	–	40	40
Taxation on share-based payments	–	–	–	–	–	(3)	(3)
Purchase of own shares	–	–	–	(158)	–	–	(158)
Cost of shares transferred to beneficiaries	–	–	–	31	–	(26)	5
Cancellation of treasury shares	(2)	–	2	129	–	(129)	–
Issue of ordinary share capital[5]	–	1	–	–	–	–	1
At 31 December 2022	175	615	20	(118)	(459)	5,026	5,259
Attributable profit for the year[1]	–	–	–	–	–	263	263
Other comprehensive income	–	–	–	–	54	(71)	(17)
Equity dividends declared and paid	–	–	–	–	–	(327)	(327)
Share-based payments recognised	–	–	–	–	–	39	39
Cost of shares transferred to beneficiaries	–	–	–	24	–	(24)	–
At 31 December 2023	175	615	20	(94)	(405)	4,906	5,217
Attributable profit for the year[1]	**–**	**–**	**–**	**–**	**–**	**412**	**412**
Other comprehensive income	**–**	**–**	**–**	**–**	**(92)**	**15**	**(77)**
Equity dividends declared and paid	**–**	**–**	**–**	**–**	**–**	**(327)**	**(327)**
Share-based payments recognised	**–**	**–**	**–**	**–**	**–**	**40**	**40**
Taxation on share-based payments	**–**	**–**	**–**	**–**	**–**	**(1)**	**(1)**
Cost of shares transferred to beneficiaries	**–**	**–**	**–**	**28**	**–**	**(27)**	**1**
At 31 December 2024	**175**	**615**	**20**	**(66)**	**(497)**	**5,018**	**5,265**

1 Attributable to equity holders of the Company and wholly derived from continuing operations.
2 Refer to Note 19.2 for further information.
3 Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and net changes on fair value of trade investments. The cumulative translation loss within other reserves at 31 December 2024 was $520m (2023: $396m, 2022: $452m).
4 Within retained earnings is a non-distributable capital reserve of $2,266m (2023: $2,266m, 2022: $2,266m) which arose as a result of the Group's reorganisation in 2008.
5 Issue of ordinary share capital in connection with the Group's share incentive plans.

The Notes on pages 196–247 are an integral part of these accounts.

Smith+Nephew Annual Report 2024
195

1 Basis of preparation Smith & Nephew plc (the “Company”) is a public limited company incorporated in England and Wales. In these accounts, the ‘Group’ means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices and services. The Group has prepared its accounts in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2024. IFRS as adopted in the UK differs in certain respects from IFRS Accounting Standards as issued by the IASB. However, the differences have no impact for the periods presented. The preparation of accounts in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the year. The accounting policies requiring management to use significant estimates and assumptions are discussed in Note 1.2 below. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively. The uncertainties as to the future impact on the financial performance and cash flows of the Group as a result of the current economic environment have been considered as part of the Group’s adoption of the going concern basis in these financial statements, in which context the Directors reviewed cash flow forecasts prepared for a period of at least 12 months from the date of approval of these financial statements. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these financial statements for the reasons set out below. The Group had access to $617m of cash and cash equivalents at 31 December 2024. The Group’s net debt, excluding lease liabilities, at 31 December 2024 was $2,513m with access to committed facilities of $4.1bn with an average maturity of 5.5 years. At the date of approving these financial statements the funding position of the Group has remained unchanged and the cash position is not materially different. The Group does not have any debt that is due for repayment in 2025. $625m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5 which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group’s other facilities. The Directors have considered various scenarios in assessing the impact of the economic environment on future financial performance and cash flows, including the impact of a significant global economic downturn, leading to lower healthcare spending across both public and private systems. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants. The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks, have sufficient funds to continue to meet their liabilities as they fall due and to continue in operational existence for a period of at least 12 months from the date of the approval of these financial statements. The financial statements have therefore been prepared on a going concern basis. Accordingly, the Directors continue to adopt the going concern basis (in accordance with the guidance ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ issued by the FRC) in preparing these financial statements. New accounting standards effective 2024 A number of new amendments to standards are effective from 1 January 2024 but they do not have a material effect on the Group’s financial statements. The Group is adopting the mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules which took effect for the Group from 1 January 2024. Notes to the Group accounts Group financial statements continued 196 Smith+Nephew Annual Report 2024

Accounting standards issued but not yet effective A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2025 and earlier application is permitted; however, the Group has not adopted them early in preparing these Financial Statements. 1.1 Consolidation The Group accounts include the accounts of Smith & Nephew plc and its subsidiaries for the periods during which they were members of the Group. Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated in the Group accounts from the date that the Group obtains control and continue to be consolidated until the date that such control ceases. Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated on consolidation. All subsidiaries have year ends which are coterminous with the Group’s, with the exception of jurisdictions whereby a different year end is required by local legislation. When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary and any related components of equity. Any resulting gain or loss is recognised in profit or loss. Any retained interest in the former subsidiary is measured at fair value. 1.2 Critical judgements and estimates The Group prepares its consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB and IFRS adopted in the UK, the application of which often requires judgements and estimates to be made by management when formulating the Group’s financial position and results. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be critical estimates due to their potential to give rise to material adjustments in the Group’s financial statements in the next financial year. The Group’s accounting policies do not include any critical judgements. The critical accounting estimate with a significant risk of a material change to the carrying value of assets and liabilities within the next year is impairment of Orthopaedics CGU as outlined below. In addition, other estimates have also been identified that are not considered to be critical in respect of the provision for excess and obsolete inventory and liability provisioning for legal disputes relating to metal-on-metal cases. The Group’s accounting policies are set out in Notes 1–23 of the Notes to the Group accounts. Management have considered the impact of the uncertainties around the current economic environment below. Impairment In carrying out impairment reviews of intangible assets and goodwill, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results. The Orthopaedics CGU is sensitive to a reasonably possible change in assumptions, in particular the projected trading profit margin. For other intangible assets and goodwill CGUs, this critical estimate is not considered to have a significant risk of material adjustment in 2025 or thereafter based on sensitivity analyses undertaken (as outlined below). See Notes 8 and 9 for further details on impairment reviews. Current economic environment impact assessment: Management have assessed the non-current assets held by the Group at 31 December 2024 to identify any indicators of impairment as a result of current economic environment. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group’s base case scenario in its going concern models, which was reviewed and approved by the Board. Smith+Nephew Annual Report 2024 197 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

1 Basis of preparation continued 1.3 Climate change considerations The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Group accounts, particularly in the context of the risks identified in the TCFD disclosures on pages 69 to 73. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact. The following considerations were made in respect of the financial statements: – The impact of climate change on the going concern assessment and the viability of the Group over the next three years. – The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill. – The impact of climate change on the carrying value and useful economic lives of property, plant and equipment. While there is currently no material medium term impact expected, the Group closely monitors climate-related risks given the changing nature of these risks and management consider the impact of climate change as part of the decision-making process and continue to assess the impact on judgements and estimates, and on preparation of the consolidated financial statements. 1.4 Foreign currencies Functional and presentation currency The Group accounts are presented in US Dollars. The Company’s functional currency is US Dollars. Foreign currency transactions Transactions in foreign currencies are translated to the respective functional currencies of Group companies at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate as at the reporting date. Non-monetary items are not retranslated. Foreign operations Balance sheet items of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US Dollars on consolidation at the exchange rates at the reporting date. Income statement items and the cash flows of foreign operations are translated at average rates as an approximation to actual transaction rates, with actual transaction rates used for large one-off transactions. Foreign currency differences are recognised in ‘Other comprehensive income’ and accumulated in ‘Other reserves’ within equity. These include: exchange differences on the translation at closing rates of exchange of non-US Dollar opening net assets; the differences arising between the translation of profits into US Dollars at actual (or average, as an approximation) and closing exchange rates; to the extent that the hedging relationship is effective, the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge the Group’s net investments in foreign operations; and the movement in the fair value of forward foreign exchange contracts used to hedge forecast foreign exchange cash flows. The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were: 2024 2023 2022 Average rates Sterling 1.28 1.24 1.23 Euro 1.08 1.08 1.05 Swiss Franc 1.14 1.11 1.05 Japanese Yen 0.0066 0.0071 0.0076 Year end rates Sterling 1.25 1.27 1.21 Euro 1.04 1.10 1.07 Swiss Franc 1.10 1.19 1.08 Japanese Yen 0.0064 0.0071 0.0076 Notes to the Group accounts continued Group financial statements continued 198 Smith+Nephew Annual Report 2024

2 Business segment information The Group’s operating structure is organised around four global business units (Orthopaedics, Sports Medicine, ENT and Advanced Wound Management) and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global business unit basis. Business unit presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, full commercial responsibility and for the implementation of their business unit strategy globally. Accordingly, the Group consists of four operating segments. The Group has concluded that Sports Medicine and ENT meet the aggregation criteria and therefore, these operating segments have been aggregated into a single operating segment. In applying the aggregation criteria prescribed by IFRS 8 Operating Segments, management made certain judgements pertaining to the economic indicators relating to these operating segments including those relating to the similarities in the expected long-term market growth rates, the geographic and operational risks and the competitive landscape that these segments operate in. Therefore, in accordance with IFRS 8, the Group has three operating segments which are also reportable segments. The Executive Committee (‘ExCo’) comprises the Chief Financial Officer (‘CFO’), the business unit presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and while the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments. In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the business units and determines the best allocation of resources to the business units. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 2.2. In 2024, the Group changed the segment trading profit measure presented to the ExCo by allocating directly attributable corporate costs to business units. Financial information for corporate costs relating to centralised infrastructure costs such as compliance and group functions is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below. Smith+Nephew Annual Report 2024 199 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Group financial statements continued

Notes to the Group accounts continued

2 Business segment information continued

2.1 Revenue by business segment and geography

Accounting policy

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are fulfilled within one year. There is no significant revenue associated with the provision of services. Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer's credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third-party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group's wholesalers to such customers, as well as estimated wholesaler inventory levels.

The Group is applying the practical expedient in IFRS15.121 not to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied at the end of the reporting period as substantially all performance obligations are fulfilled within one year.

Orthopaedics and Sports Medicine & ENT (Ear, Nose & Throat)

Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma & Extremities, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers' immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our business in Established Markets is direct to hospitals and ambulatory surgery centers whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. When control is transferred to a wholesaler or distributor, revenue is recognised accordingly. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Segment revenue reconciles to statutory revenues from continuing operations as follows:

	2024 $ million	2023 $ million	2022 $ million
Reportable segment revenue			
Orthopaedics	**2,305**	2,214	2,113
Sports Medicine & ENT	**1,824**	1,729	1,590
Advanced Wound Management	**1,681**	1,606	1,512
Revenue from external customers	**5,810**	5,549	5,215

200

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Disaggregation of revenue:

The following table shows the disaggregation of Group revenue by product by business unit:

	2024 $ million	2023 $ million	2022 $ million
Revenue by product from continuing operations			
Knee Implants	**947**	940	899
Hip Implants	**619**	599	584
Other Reconstruction	**131**	111	87
Trauma & Extremities	**608**	564	543
Orthopaedics	**2,305**	2,214	2,113
Sports Medicine Joint Repair	**982**	945	870
Arthroscopic Enabling Technologies	**632**	588	567
ENT (Ear, Nose and Throat)	**210**	196	153
Sports Medicine & ENT	**1,824**	1,729	1,590
Advanced Wound Care	**735**	725	712
Advanced Wound Bioactives	**581**	553	520
Advanced Wound Devices	**365**	328	280
Advanced Wound Management	**1,681**	1,606	1,512
Consolidated revenue from continuing operations	**5,810**	5,549	5,215

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management business unit are sold to wholesalers and intermediaries, while products in the other business units are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives products, which are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	2024			2023			2022		
	Established Markets[1] $ million	Emerging Markets $ million	Total $ million	Established Markets[1] $ million	Emerging Markets $ million	Total $ million	Established Markets[1] $ million	Emerging Markets $ million	Total $ million
Orthopaedics, Sports Medicine & ENT	**3,366**	**763**	**4,129**	3,184	759	3,943	2,949	754	3,703
Advanced Wound Management	**1,464**	**217**	**1,681**	1,406	200	1,606	1,319	193	1,512
Total	**4,830**	**980**	**5,810**	4,590	959	5,549	4,268	947	5,215

1 Established Markets comprises the US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for 2024 was $3,123m (2023: $2,979m, 2022: $2,764m), China revenue for 2024 was $210m (2023: $275m, 2022: $319m) and UK revenue for 2024 was $226m (2023: $201m, 2022: $186m).

Contract assets and liabilities

The nature of our products and services do not generally give rise to contract assets as we do not typically incur costs to fulfil a contract before a product or service is provided to the customer. The Group generally satisfies performance obligations within one year from the contract inception date. There was no material revenue recognised in the current reporting period that related to carried-forward contract liabilities (deferred income) or performance obligations satisfied in the previous year. There is no material revenue that is likely to arise in future periods from unsatisfied performance obligations at the balance sheet date. Therefore, there are no associated significant accrued income and deferred income balances at 31 December 2024. The Group does not have any material contract assets and contract liabilities comprise rebates. The accrual for rebates at 31 December 2024 was $106m (2023: $92m) with $412m being recognised in revenue in 2024.

Smith+Nephew Annual Report 2024 201

Group financial statements continued
Notes to the Group accounts continued

2 Business segment information continued

Major customers

No single customer generates revenue greater than 10% of the consolidated revenue.

2.2 Trading profit by business segment

The segment profit measure presented to the ExCo is the segment trading profit. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at segment trading profit: corporate costs; acquisition and disposal-related items; significant restructuring programmes; amortisation and impairment of acquisition intangibles; gains and losses arising from legal disputes; and other significant items. Further detail is provided below and in Notes 2.3, 2.4, 2.5 and 2.6.

In 2024, the Group changed the segment trading profit measure presented to the ExCo by allocating directly attributable corporate costs to business units except for corporate costs relating to centralised infrastructure costs such as compliance and group functions. Accordingly, 2023 operating segment results have been restated for comparative purposes. Due to the significant cost and effort required to develop the information and the associated complexity of the changes to the Group's reporting tools, corporate costs for 2022 have not been restated on the basis that the cost and effort to develop such corresponding information would be excessive.

Segment trading profit is reconciled to the statutory measure below:

	2024 $ million	2023 $ million	2022 $ million
Segment profit			
Orthopaedics	**265**	251	383
Sports Medicine & ENT	**437**	394	472
Advanced Wound Management	**399**	372	436
Segment trading profit	**1,101**	1,017	1,291
Corporate costs[1]	**(52)**	(47)	(390)
Acquisition and disposal-related items[2]	**(94)**	(60)	(4)
Restructuring and rationalisation expenses	**(123)**	(220)	(167)
Amortisation and impairment of acquisition intangibles[2]	**(187)**	(207)	(205)
Legal and other[2]	**12**	(58)	(75)
Operating profit	**657**	425	450
Interest income	**24**	34	14
Interest expense	**(145)**	(132)	(80)
Other finance costs	**(28)**	(7)	(8)
Share of results of associates	**(10)**	(30)	(141)
Profit before taxation	**498**	290	235

1 In 2024 and 2023, corporate costs include centralised infrastructure costs such as compliance and group functions. In 2022, corporate costs include global business services, IT, HR, finance, legal and centralised infrastructure costs such as compliance and group functions.

2 During 2024, the Group announced its intention to close the Warwick manufacturing site that manufactures Birmingham Hip Resurfacing (BHR) products. As a result, a total of $68m of BHR assets and liabilities were written off, which mainly includes goodwill of $63m (included in acquisition and disposal-related items). During 2023, management evaluated the commercial viability of Engage products and concluded that they should be discontinued. A total of $109m of Engage's assets and liabilities were written off as a result of this action, which includes goodwill of $84m (included in acquisition and disposal-related items), intangible assets of $37m (included in amortisation and impairment of acquisition intangibles), inventory of $21m (included in legal and other), partially offset by remeasurement of contingent consideration of $33m (included in acquisition and disposal-related items).

Depreciation and amortisation included in the segment profit is presented below:

	2024 $ million	2023 $ million	2022 $ million
Depreciation and amortisation			
Orthopaedics	**213**	194	191
Sports Medicine & ENT	**98**	97	82
Advanced Wound Management	**62**	56	41

1 2024 and 2023 include an allocation of corporate costs related to depreciation and amortisation that were previously excluded from segment trading profit. 2022 excludes an allocation of corporate costs related to depreciation and amortisation the cost and effort to develop such corresponding information would be excessive.

2.3 Acquisition and disposal-related items

For the year ended 31 December 2024, costs primarily relate to impairment of BHR goodwill, disposal of certain products and integration costs relating to CartiHeal.

202

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

For the year ended 31 December 2023, costs primarily relate to the acquisition of CartiHeal and impairment of Engage goodwill, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions.

For the year ended 31 December 2022, costs primarily relate to the acquisition of Engage and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions.

2.4 Restructuring and rationalisation costs

For the year ended 31 December 2024, 2023 and 2022, these costs include efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme. These costs primarily consist of severance, business advisory services, asset write-offs, contractual terminations and integration and dual running costs.

2.5 Amortisation and impairment of acquisition intangibles

For the years ended 31 December 2024, 2023 and 2022, these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

2.6 Legal and other

For the year ended 31 December 2024, the credit mainly relates to a $28m reduction in the provision for ongoing metal-on-metal hip claims as a result of a decrease in the present value of the estimated costs to resolve all known and anticipated metal-on-metal hip claims, partially offset by legal expenses for ongoing metal-on-metal hip claims.

For the year ended 31 December 2023, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims partially offset by a decrease of $8m in the provision that reflects the decrease in the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims and by the release of a provision for an intellectual property dispute.

For the year ended 31 December 2022, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims. These charges in the year to 31 December 2022 were partially offset by a credit of $7m relating to insurance recoveries for ongoing metal-on-metal hip claims.

The years ended 31 December 2024, 2023 and 2022 also include costs for implementing the requirements of the EU Medical Device Regulation which came into effect in May 2021 with a transition period to May 2024.

2.7 Non-current assets by geography

The following table presents the non-current assets of the Group based on their location:

	2024 $ million	2023 $ million	2022 $ million
United Kingdom	**465**	525	487
United States of America	**3,517**	3,692	3,918
Other	**1,538**	1,397	1,387
Total non-current assets of the consolidated Group[1]	**5,520**	5,614	5,792

1 Non-current assets exclude retirement benefit assets and deferred tax assets.

3 Operating profit

Accounting policy

Research and development

Research expenditure is expensed as incurred. Internal development expenditure is only capitalised if the recognition criteria in IAS 38 *Intangible Assets* have been satisfied. The Group considers that the regulatory, technical and market uncertainties inherent in the development of new products mean that in most cases development costs should not be capitalised as intangible assets until products receive approval from the appropriate regulatory body.

Payments to third parties for research and development projects are accounted for based on the substance of the arrangement. If the arrangement represents outsourced research and development activities the payments are generally expensed except in limited circumstances where the respective development expenditure would be capitalised under the principles established in IAS 38. By contrast, the payments are capitalised if the arrangement represents consideration for the acquisition of intellectual property developed at the risk of the third party.

Capitalised development expenditures are amortised on a straight-line basis over their useful economic lives from product launch.

Advertising costs

Advertising costs are expensed as incurred.

Smith+Nephew Annual Report 2024 203

Group financial statements continued
Notes to the Group accounts continued

3 Operating profit continued

	2024 $ million	2023 $ million	2022 $ million
Revenue	**5,810**	5,549	5,215
Cost of goods sold[1]	**(1,764)**	(1,730)	(1,540)
Gross profit	**4,046**	3,819	3,675
Research and development expenses[2]	**(289)**	(339)	(345)
Selling, general and administrative expenses:[3,4,5,6]			
Marketing, selling and distribution expenses	**(2,276)**	(2,218)	(2,066)
Administrative expenses	**(824)**	(837)	(814)
	(3,100)	(3,055)	(2,880)
Operating profit	**657**	425	450

1 2024 includes $6m charge relating to legal and other items, $20m charge relating to restructuring and rationalisation expenses and $13m charge relating to acquisition and disposal-related items (2023 includes $27m charge relating to legal and other items, $73m charge relating to restructuring and rationalisation expenses and $3m charge relating to acquisition and disposal-related items, 2022: includes $4m charge relating to legal and other items, $20m charge relating to restructuring and rationalisation expenses and $5m charges relating to acquisition and disposal-related items).
2 2024 includes $1m charge relating to legal and other items (2023: $21m, 2022: $35m), $nil charge relating to acquisition and disposal-related items (2023: $1m, 2022: $5m) and $nil charge relating to restructuring and rationalisation expenses (2023: $18m, 2022: $5m).
3 2024 includes $58m of amortisation and impairment of software and other intangible assets (2023: $51m, 2022: $56m).
4 2024 includes $187m of amortisation and impairment of acquisition intangibles and $103m of restructuring and rationalisation expenses (2023 : $207m of amortisation and impairment of acquisition intangibles and $129m of restructuring and rationalisation expenses, 2022: $205m of amortisation and impairment of acquisition intangibles and $142m of restructuring and rationalisation expenses).
5 2024 includes $19m credit relating to legal and other items (2023: $10m charge, 2022: $36m charge).
6 2024 includes $81m charge relating to acquisition and disposal-related items (2023: $56m charge, 2022: $6m credit).

Note that items detailed in 1, 2, 4, 5 and 6 are excluded from the calculation of trading profit, the segments' profit measure.

Operating profit is stated after charging/(crediting) the following items:

	2024 $ million	2023 $ million	2022 $ million
Other operating income	**–**	–	(7)
Amortisation of intangible assets	**230**	221	229
Impairment of intangible assets	**16**	37	39
Impairment of goodwill[1]	**65**	84	–
Impairment of property, plant and equipment	**9**	31	30
Fair value remeasurement of trade investments	**–**	4	–
Restructuring and rationalisation costs	**123**	220	167
Depreciation of property, plant and equipment[2]	**325**	306	319
Loss on disposal of property, plant and equipment and intangible assets	**22**	18	11
Advertising costs	**84**	88	92

1. The 2024 impairment of goodwill includes BHR's goodwill of $63m and 2023 includes impairment of Engage's goodwill of $84m.
2. The 2024 depreciation charge includes $54m (2023: $54m, 2022: $56m) related to right-of-use assets.

In 2024, other operating income comprises insurance recoveries for ongoing metal-on-metal hip claims of $nil (2023: $nil, 2022: $7m). In 2024, $nil (2023: $nil, 2022: $7m) of other operating income was included with legal and other items, as explained in Note 2.6, and does not form part of trading profit, the segments' profit measure.

204
Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

3.1 Staff costs and employee numbers

Staff costs during the year amounted to:

	Notes	2024 $ million	2023 $ million	2022 $ million
Wages and salaries		**1,663**	1,683	1,565
Social security costs		**244**	242	215
Pension costs (including retirement healthcare)	18	**95**	95	88
Share-based payments	22	**40**	39	40
		2,042	2,059	1,908

During the year ended 31 December 2024, the average number of employees was 18,060 (2023: 19,081, 2022: 19,094).

3.2 Audit Fees – information about the nature and cost of services provided by the auditors

	2024 $ million	2023 $ million	2022 $ million
Audit services:			
Group accounts	**7.1**	7.9	7.2
Local statutory audit pursuant to legislation	**2.0**	2.1	2.2
Other services:			
Audit-related services	**0.4**	0.3	0.4
Total auditor's remuneration	**9.5**	10.3	9.8
Arising:			
In the UK	**7.0**	6.0	5.3
Outside the UK	**2.5**	4.3	4.5
	9.5	10.3	9.8

4 Interest and other finance costs

4.1 Interest income/(expense)

	2024 $ million	2023 $ million	2022 $ million
Interest income	**24**	34	14
Interest expense:			
Bank borrowings	**(8)**	(10)	(3)
Private placement notes	**(29)**	(38)	(39)
Corporate bond	**(89)**	(46)	(27)
Lease liabilities	**(8)**	(8)	(6)
Other	**(11)**	(30)	(5)
	(145)	(132)	(80)
Net interest expense	**(121)**	(98)	(66)

4.2 Other finance costs

	Notes	2024 $ million	2023 $ million	2022 $ million
Retirement benefit net interest expense	18	**(4)**	(1)	(2)
Unwinding of discount[1]		**(19)**	(6)	(9)
Other		**(5)**	–	3
Other finance costs		**(28)**	(7)	(8)

1 Includes discount unwind on provision for metal-on-metal hip claims and acquisition related liabilities.

Smith+Nephew Annual Report 2024 205

Group financial statements continued
Notes to the Group accounts continued

5 Taxation

Accounting policy

The charge for current taxation is based on the results for the year as adjusted for items which are non-assessable or non-deductible. It is calculated using tax rates that have been enacted or substantively enacted as at the balance sheet date.

The Group operates in numerous tax jurisdictions around the world. At any given time, the Group typically is involved in tax audits and other disputes and will have other tax returns potentially subject to audit. Significant issues may take several years to resolve. In estimating the probability and amount of any tax charge, management takes into account the views of internal and external advisers and updates the amount of tax provision where considered appropriate. The ultimate tax liability may differ from the amount provided depending on factors including interpretations of tax law and settlement negotiations.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised: for temporary differences related to investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary difference and it is probable that this will not reverse in the foreseeable future; on the initial recognition of non-deductible goodwill; and on the initial recognition of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, does not affect the accounting or taxable profit.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date taking into account the recoverability of the deferred tax assets, future profitability and any restrictions on use. The Group considers available evidence to assess future profitability over a reasonably foreseeable time period, depending on the circumstances and typically a minimum of five years. Any material unrecognised deferred tax assets are disclosed in Note 5.2.

Deferred tax is measured on an undiscounted basis, and at the tax rates that have been enacted or substantively enacted as at the balance sheet date that are expected to apply in the periods in which the asset or liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to other comprehensive income or equity, in which case the deferred tax is also recognised within other comprehensive income or equity respectively.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority, the Group intends to settle its current tax assets and liabilities on a net basis, offset is permissible according to the relevant jurisdiction's tax laws and that authority permits the Group to make a single net payment.

5.1 Taxation charge attributable to the Group

	2024 $ million	2023 $ million	2022 $ million
Current taxation:			
UK corporation tax at 25.0% (2023: 23.5%; 2022: 19.0%)	**13**	15	17
Overseas tax	**182**	165	104
Current income tax charge	**195**	180	121
Adjustments in respect of prior periods	**(37)**	(45)	(10)
Total current taxation	**158**	135	111
Deferred taxation:			
Origination and reversal of temporary differences	**(79)**	(116)	(77)
Changes in tax rates	**–**	(2)	(5)
Adjustments to estimated amounts arising in prior periods	**7**	10	(17)
Total deferred taxation	**(72)**	(108)	(99)
Total taxation as per the income statement	**86**	27	12
Taxation in other comprehensive income	**6**	(18)	5
Taxation in equity	**1**	–	3
Taxation charge attributable to the Group	**93**	9	20

206
Smith+Nephew Annual Report 2024

The 2024, 2023 and 2022 net prior period adjustments of $30m, $35m and $27m respectively relate principally to provision releases following the resolution of tax audits and other uncertain tax matters, and other one-off items. The total taxation charge of $86m as per the income statement includes a $87m net credit (2023: $113m net credit, 2022: $127m net credit) as a consequence of restructuring and rationalisation-related costs, acquisition and disposal-related items, amortisation and impairment of acquisition intangibles and legal and other items. Factors affecting future tax charges The Group operates in numerous tax jurisdictions around the world and is subject to factors that may affect future tax charges including transfer pricing, tax rate changes, tax legislation changes, tax authority interpretation, expiry of statute of limitations, tax litigation, and resolution of tax audits and disputes. At any given time, the Group has unagreed years outstanding in various countries and is involved in tax audits and disputes, some of which may take several years to resolve. Provisions are based on best estimates and management’s judgements concerning the likely ultimate outcome of any audit or dispute. Management considers the specific circumstances of each tax position and takes external advice, where appropriate, to assess the range of potential outcomes and estimate additional tax that may be due. Total tax liabilities include $95m (2023: $121m) in relation to uncertain tax positions which relate to multiple issues across the jurisdictions in which the Group operates. Other payables include $14m (2023: $13m) of interest on these provisions. There are $34m (2023: $33m) of tax receivables. The Group believes that it has made adequate provision in respect of additional tax liabilities that may arise from unagreed years, tax audits and disputes, the majority of which relate to transfer pricing matters, as would be expected for a Group operating internationally. However, the actual liability for any particular issue may be higher or lower than the amount provided, resulting in a negative or positive effect on the tax charge in any given year. A reduction in the tax charge may also arise for other reasons such as an expiry of the relevant statute of limitations. Depending on the final outcome of tax audits which are currently in progress, statute of limitations expiry, and other factors, an impact on the tax charge could arise. While such an impact can vary from year to year, these releases depend on factors which are uncertain, both as to outcome and timing. However, at the current time, we believe the possibility of a material impact on the tax charge for 2025 is unlikely. Pillar Two The OECD Pillar Two GloBE Rules (Pillar Two) introduce a global minimum corporation tax rate of 15% applicable to multinational enterprise groups with global revenue over €750m. All participating OECD members are required to incorporate these rules into national legislation. The Pillar Two rules applied to the Group for its accounting period commencing 1 January 2024. On 23 May 2023, the International Accounting Standards Board (IASB) amended IAS 12 to introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules. On 19 July 2023 the UK Endorsement Board adopted the IASB amendments to IAS 12. The Group has performed an assessment of its exposure to Pillar Two income taxes and the Pillar Two current tax charge for the period ended 31 December 2024 is approximately $8m. The Group is adopting the mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules. The Group does not meet the threshold for application of the Pillar One transfer pricing rules. Smith+Nephew Annual Report 2024 207 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Group financial statements continued
Notes to the Group accounts continued

5 Taxation continued

The UK standard rate of corporation tax for 2024 is 25.0% (2023: 23.5%, 2022: 19.0%). Overseas taxation is calculated at the rates prevailing in the respective jurisdictions. The table below reconciles the expected tax charge at the UK statutory rate with the actual tax charge.

	2024 $ million	2023 $ million	2022 $ million
Profit before taxation	**498**	290	235
Expected taxation at UK statutory rate of 25.0% (2023: 23.5%, 2022: 19.0%)	**125**	68	45
Differences in overseas taxation rates[1]	**(33)**	(24)	(19)
Innovation reliefs[2]	**(10)**	(7)	(10)
Recognition of previously unrecognised temporary differences[3]	**(8)**	(14)	(4)
Expenses not deductible for tax purposes[4]	**32**	38	31
Pillar Two top up taxes[5]	**8**	–	–
Change in tax rates	**–**	(2)	(5)
Withholding tax	**2**	3	1
Adjustments in respect of prior years[6]	**(30)**	(35)	(27)
Total taxation charge as per the income statement	**86**	27	12

1 Difference between profits taxed at UK tax rate and countries with a lower tax rate, partially offset by profits taxed in countries with a higher tax rate than the UK.
2 Innovation incentives relating to R&D expenditure and income arising from UK patents.
3 Deferred tax credit arising from reassessment of deferred tax asset recoverability using latest forecasts.
4 In 2024, this includes a $16m impact of non-tax deductible closure cost and other permanent differences where items are deductible for accounting but not tax purposes (2023: $7m impact of non-tax deductible impairment on UK owned investments, 2022: $7m impact of non-tax deductible impairment on UK owned investments).
5 Additional taxes arising from the implementation of Pillar Two legislation (see above) which was effective from 1 January 2024.
6 The adjustments in respect of prior years are explained on page 207.

5.2 Deferred taxation

Movements in the main components of deferred tax assets and liabilities were as follows:

	Accelerated tax depreciation $ million	Intangibles $ million	Retirement benefit obligations $ million	Losses and other tax credits $ million	Inventory, provisions and other differences $ million	Total $ million
At 31 December 2022	(75)	(181)	(21)	140	278	141
Exchange adjustment	–	(1)	(3)	1	1	(2)
Movement in income statement – current year	(15)	43	–	63	25	116
Movement in income statement – prior years	–	1	–	(10)	(1)	(10)
Movement in other comprehensive income	–	–	18	–	–	18
Changes in tax rate	(1)	–	–	4	(1)	2
At 31 December 2023	(91)	(138)	(6)	198	302	265
Exchange adjustment	**–**	**–**	**–**	**(1)**	**(7)**	**(8)**
Movement in income statement – current year	**7**	**22**	**4**	**32**	**14**	**79**
Movement in income statement – prior years	**(11)**	**–**	**–**	**–**	**4**	**(7)**
Movement in other comprehensive income	**–**	**–**	**(1)**	**–**	**(5)**	**(6)**
Movement in equity	**–**	**–**	**–**	**–**	**(1)**	**(1)**
Acquisitions	**–**	**(19)**	**–**	**16**	**–**	**(3)**
At 31 December 2024	**(95)**	**(135)**	**(3)**	**245**	**307**	**319**

Represented by:

	2024 $ million	2023 $ million
Deferred tax assets	**350**	274
Deferred tax liabilities	**(31)**	(9)
Net position at 31 December	**319**	265

208
Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The deferred tax asset of $307m (2023: $302m) relating to inventory, provisions and other differences comprises deferred tax relating to inventory of $92m (2023: $125m), provisions and other short-term temporary differences of $206m (2023: $169m) and bad debt provisions of $9m (2023: $8m).

The Group has gross unused tax losses and other credits of $1,342m (2023: $1,145m), gross unused research and development tax credits of $28m (2023: $16m) and gross unused capital losses of $142m (2023: $102m), available for offset against future profits. $269m of losses will expire within 4-6 years from the balance sheet date if not utilised.

A deferred tax asset of $245m (2023: $198m) has been recognised in respect of $1,094m (2023: $885m) of tax losses and other tax credits and $16m (2023: $16m) of research and development tax credits. No deferred tax asset has been recognised on the remaining unused tax losses as it is not probable that future taxable profits will be available against which they can be utilised.

Management will reassess the recoverability of deferred tax assets at each balance sheet date by taking into account all relevant and available information. The Group assesses the likelihood of these being recovered within a reasonably foreseeable timeframe, being typically a minimum of five years, taking into account the future expected profit profile and business model of each relevant company or country, and any potential legislative restrictions on use. Short-term timing differences are generally recognised ahead of losses and other tax attributes as being likely to reverse more quickly.

6 Earnings per ordinary share

Accounting policy

Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue during the year, excluding shares held by the Company in the Employees' Share Trust or as treasury shares.

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the basic earnings per share for the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, which comprise share options and awards granted to employees.

The calculations of the basic and diluted earnings per ordinary share are based on the following attributable profit and numbers of shares:

	2024 $ million	2023 $ million	2022 $ million
Earnings			
Attributable profit for the year	**412**	263	223

The numerators used for basic and diluted earnings per ordinary share are the same. The denominators used for all categories of earnings per ordinary share are as follows:

	2024	2023	2022
Number of shares (millions)			
Basic weighted number of shares	**873**	871	872
Dilutive impact of share incentive schemes outstanding	**3**	2	1
Diluted weighted average number of shares	**876**	873	873
Earnings per ordinary share			
Basic	**47.2¢**	30.2¢	25.5¢
Diluted	**47.0¢**	30.1¢	25.5¢

Smith+Nephew Annual Report 2024 209

7 Property, plant and equipment Accounting policy Property, plant and equipment Owned assets Items of property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is ultimately recognised in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated. The estimated useful lives of items of property, plant and equipment is 3–20 years and for buildings is 20–50 years. Assets in course of construction are not depreciated until they are available for use. Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate. Finance costs relating to the purchase or construction of property, plant and equipment and intangible assets that take longer than one year to complete are capitalised based on the Group weighted average borrowing costs. All other finance costs are expensed as incurred. Leased assets The assessment of whether a contract is or contains a lease takes place at the inception of the contract. The assessment involves whether the Group obtains substantially all the economic benefits from the use of that asset and whether the Group has the right to direct the use of the asset. The Group allocates the consideration in the contract to each lease and non-lease component. The non-lease component, where it is separately identifiable, is not included in the right-of-use asset. The Group leases many assets including properties, motor vehicles and office equipment. The Group availed itself of the exemptions for short-term leases and leases of low-value items for leases other than those for properties and motor vehicles. The use of these exemptions does not have a material impact. The Group recognises a right-of-use asset and a lease liability at the commencement of the lease. The right-of-use asset is initially measured based on the present value of lease payments that are not paid at the commencement date plus initial direct costs less any incentives received. The lease payments are discounted using an incremental borrowing rate which is country-specific and reflective of the lease term. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. Cash flows arising on lease interest payments are included in operating cash flows whereas cash flows arising on the capital repayments of the lease liability are included in financing cash flows. Impairment of assets The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value-in-use. In assessing value-in-use, its estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset. Notes to the Group accounts continued Group financial statements continued 210 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

	Notes	Land and buildings $ million	Plant and equipment Instruments $ million	Plant and equipment Other $ million	Assets in course of construction $ million	Total $ million
Cost						
At 1 January 2023		726	1,710	1,332	256	4,024
Exchange adjustment		8	10	21	4	43
Additions		69	211	29	70	379
Disposals		(39)	(88)	(51)	(2)	(180)
Impairment		–	–	–	(5)	(5)
Reclassification		4	–	–	–	4
Transfers		27	1	102	(153)	(23)
At 31 December 2023		795	1,844	1,433	170	4,242
Exchange adjustment		**(15)**	**(61)**	**(18)**	**–**	**(94)**
Additions		**28**	**225**	**35**	**53**	**341**
Disposals		**(25)**	**(84)**	**(69)**	**(7)**	**(185)**
Impairment		**–**	**–**	**–**	**(12)**	**(12)**
Transfers		**6**	**–**	**68**	**(82)**	**(8)**
At 31 December 2024		**789**	**1,924**	**1,449**	**122**	**4,284**
Depreciation and impairment						
At 1 January 2023		284	1,366	919	–	2,569
Exchange adjustment		4	8	15	–	27
Charge for the year		63	154	89	–	306
Impairment		21	1	4	–	26
Disposals		(34)	(76)	(50)	–	(160)
Reclassification		4	–	–	–	4
Transfers		–	(1)	1	–	–
At 31 December 2023		342	1,452	978	–	2,772
Exchange adjustment		**(8)**	**(51)**	**(12)**	**–**	**(71)**
Charge for the year		**66**	**163**	**96**	**–**	**325**
Impairment		**(5)**	**–**	**2**	**–**	**(3)**
Disposals		**(24)**	**(73)**	**(64)**	**–**	**(161)**
At 31 December 2024		**371**	**1,491**	**1,000**	**–**	**2,862**
Net book amounts						
At 31 December 2024		**418**	**433**	**449**	**122**	**1,422**
At 31 December 2023		453	392	455	170	1,470

Land and buildings includes land with a cost of $37m (2023: $37m) that is not subject to depreciation. Transfers from assets in course of construction includes $8m (2023: $23m) of software (refer to Note 9). Assets under construction in 2024 reflect that the Group is undergoing investment in its manufacturing facilities including expanding facilities in Costa Rica, and the development of a new manufacturing facility in Hull, UK. Group capital expenditure relating to property, plant and equipment contracted but not provided for amounted to $15m (2023: $12m). The amount of borrowing costs capitalised in 2024 and 2023 was minimal.

Information about the Group's right-of-use assets is outlined below:

2024	Land and buildings $ million	Plant and equipment $ million
Opening Balance	**157**	28
Exchange Adjustment	**(5)**	(1)
Additions	**25**	22
Depreciation charge in the year	**(41)**	(13)
Impairment	**1**	–
Net book value at 31 December	**137**	36

Smith+Nephew Annual Report 2024 211

Group financial statements continued
Notes to the Group accounts continued

8 Goodwill

Accounting policy

Goodwill is not amortised but is reviewed for impairment annually. Goodwill is allocated to the cash-generating unit (CGU) that is expected to benefit from the acquisition. The goodwill is tested annually for impairment by comparing the recoverable amount to the carrying value of the CGUs. The CGUs identified by management are at the aggregated product operating levels of Orthopaedics, Sports Medicine, ENT and Advanced Wound Management, in the way the core assets are used to generate cash flows.

If the recoverable amount of the CGU is less than its carrying amount then an impairment loss is determined to have occurred. Any impairment losses that arise are recognised immediately in the income statement and are allocated first to reduce the carrying amount of goodwill and then to the carrying amounts of the other assets of the CGU.

When an acquired business included within a CGU ceases to operate permanently, then the acquired business no longer forms part of the CGU and is therefore tested for impairment on a standalone basis. The portion of goodwill allocated to this acquired business is measured based on its relative value within the CGU, unless another method is considered more appropriate.

In carrying out impairment reviews of goodwill, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ, or changes in expectations arise, impairment charges may be required which would adversely impact operating results.

When the composition of CGUs changed, goodwill would be allocated using a relative value approach at the date of the reorganisation similar to that used when an operation within a CGU is disposed of or a method that could provide a better allocation of goodwill to the reorganised units.

	Notes	2024 $ million	2023 $ million
Cost and net book value			
At 1 January		**2,992**	3,031
Exchange adjustment		**(47)**	45
Impairment		**(65)**	(84)
Acquisitions	21	**146**	–
At 31 December		**3,026**	2,992

Management has identified five CGUs in applying the provisions of IAS 36 *Impairment of Assets*: Orthopaedics, Sports Medicine, ENT, Advanced Wound Care & Devices and Bioactives.

For the purpose of goodwill impairment testing, the Advanced Wound Care & Devices and Bioactives CGUs have been aggregated (Advanced Wound Management), as this is the level at which goodwill is monitored and level at which the economic benefits relating to the goodwill within these CGUs is realised.

During 2024, the Group announced its intention to close the Warwick manufacturing site that manufactures Birmingham Hip Resurfacing (BHR) products. As a result, goodwill of $63m relating to BHR was written-off. In addition, a $2m goodwill impairment charge was recorded as a result of disposal of certain products.

During 2023, management evaluated the commercial viability of Engage products and concluded that they should be discontinued. The goodwill related to Engage of $84m, previously included in the Orthopaedics CGU, was fully impaired.

Goodwill is allocated to the Group's CGUs as follows:

	2024 $ million	2023 $ million
Orthopaedics	**807**	915
Sports Medicine	**1,302**	1,154
ENT	**287**	287
Advanced Wound Management	**630**	636
	3,026	2,992

Impairment reviews were performed as of September 2024 and September 2023 by comparing the recoverable amount of each CGU with its carrying amount, including goodwill. These were reviewed during December, taking into account any significant events that occurred between September and December.

212
Smith+Nephew Annual Report 2024

The current challenging economic environment, including inflation, was considered in the goodwill impairment reviews. Additionally, severe downside sensitivity analyses have been undertaken on the base case scenario. The Orthopaedics CGU is considered sensitive to a reasonably possible change in assumptions, however, no impairment was identified as a result of the impairment reviews and sensitivity analyses undertaken. For each CGU, the recoverable amounts are based on value-in-use which is calculated from pre-tax cash flow projections for three years using data from the Group’s budget and strategic planning process, the results of which are reviewed and approved by the Board. These projections were extrapolated for a further two years to reflect expected growth in the CGUs above the terminal growth rate which is based on long term GDP growth. The initial three-year period is in line with the Group’s strategic planning process. In determining the growth rates used in the calculations of the value-in-use, management considered annual revenue growth. Projections are based on anticipated volume and value growth in the markets served by the Group and assumptions as to market share movements. Each year the projections for the previous year are compared to actual results and variances are factored into the assumptions used in the current year. The discount rates used in the value-in-use calculations reflect management’s assessment of risks specific to the assets of each CGU. Our determination of the discount rates is based on weighted average cost of capital (WACC) which includes a risk-free rate, based on market participant’s cost of equity, an equity risk premium specifically adjusted to the medical technology industry and after-tax cost of debt and reflects the risks inherent in the cash flows adjusted for CGU specific risk. The pre-tax rate is then calculated using WACC as a starting point. 8.1 Orthopaedics CGU The cash flows used in the value-in-use calculation for the Orthopaedics CGU, which includes the Reconstruction and Trauma businesses, reflects management’s distinctive orthopaedic reconstruction strategy, which combines cutting-edge innovation, disruptive business models and a strong Emerging Markets platform to drive our performance. The headroom for the Orthopaedics CGU has decreased from $1.2bn in the prior year to $0.7bn in the current year, primarily due to lower revenue growth and expected margin reduction thereon, partially offset by an increased forecast cash conversion. Revenue is expected to grow inline with market growth rates due to new product launches and improved commercial execution. The trading profit margin is expected to grow over the five-year period as a result of revenue growth as well as productivity and efficiency improvements related to the 12-Point Plan. The average growth rate used to extrapolate the cash flows beyond the five-year period (2023: five-year period) in calculating the terminal value is 2.0% (2023: 2.0%). The pre-tax discount rate used in the Orthopaedics CGU value-in-use calculation reflects the geographical mix and is 11.4% (2023: 10.8%). 8.2 Sports Medicine CGU The cash flows used in the value-in-use calculation for the Sports Medicine CGU reflects growth rates and cash flows consistent with management’s strategy to maintain growth in Sports Medicine. The weighted average growth rate used to extrapolate the cash flows beyond the five-year period (2023: five-year period) in calculating the terminal value is 2.0% (2023: 2.0%). The pre-tax discount rate used in the Sports Medicine CGU value-in-use calculation reflects the geographical mix of the revenues and is 11.6% (2023: 10.8%). 8.3 ENT CGU The cash flow used in the value-in-use calculation for the ENT CGU reflects growth rates and cash flows consistent with management’s strategy. The weighted average growth rate used to extrapolate the cash flows beyond the five-year period in calculating the terminal value is 2.0%. The pre-tax discount rate used in the ENT CGU value-in-use calculation reflects the geographical mix of the revenues and is 11.0% (2023: 10.8%). 8.4 Advanced Wound Management CGU The aggregated Advanced Wound Management CGU comprises the Advanced Wound Care & Devices and Bioactives CGUs. In performing the value-in-use calculation for this combined CGU, management considered the Group’s focus across the wound product, focusing on widening access to the customer, the higher added value sectors of healing chronic wounds and tissue repair using bioactives, and by continuing to improve efficiency. The weighted average growth rate used to extrapolate the cash flows beyond the five-year period (2023: five-year period) in calculating the terminal value is 2.0% (2023: 2.0%). The pre tax discount rate used in the Advanced Wound Management CGU value-in-use calculation reflects the geographical mix and industry sector and is 11.3% (2023: 10.8%). Smith+Nephew Annual Report 2024 213 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

8 Goodwill continued 8.5 Sensitivity to changes in assumptions used in value-in-use calculations Management have performed a sensitivity analysis of the value-in-use calculations for the identified CGUs and there was no impact on the reported amounts of goodwill as a result of this review for the Sports Medicine, ENT and Advanced Wound Management CGUs. Management do not believe a reasonably possible change in assumptions used for the Orthopaedics CGU value-in-use, other than trading profit margin, could result in a material impairment. Management’s consideration of this sensitivity is set out below: Trading profit margin – management has considered the impact of a decrease in the trading profit margin. This sensitivity analysis shows that for the recoverable amount of the Orthopaedics CGU to be less than its carrying value, the terminal period and year 5 trading profit margin would have to decrease by more than 350 basis points. 9 Intangible assets Accounting policy Intangible assets Intangible assets acquired separately from a business combination (including purchased patents, know-how, trademarks, licences and distribution rights) are initially measured at cost. The cost of intangible assets acquired in a material business combination (referred to as acquisition intangibles) is the fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. All intangible assets are amortised on a straight-line basis over their estimated useful economic lives. The estimated useful economic life of software ranges between three and seven years. The estimated useful economic life of technology assets ranges between 6–20 years, product-related assets ranges between 2–20 years, and customer and distribution assets ranges between 2–14 years. Internally-generated intangible assets are expensed in the income statement as incurred. Purchased computer software and certain costs of information technology projects are capitalised as intangible assets. Software that is integral to computer hardware is capitalised as plant and equipment. Impairment of intangible assets The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the CGU to which it belongs. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use. In assessing value-in-use, its estimated future cash flow is discounted to its present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. In carrying out impairment reviews of intangible assets, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ, or changes in expectations should arise, impairment charges may be required which would adversely impact operating results. Notes to the Group accounts continued Group financial statements continued 214 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

	Notes	Technology $ million	Product-related $ million	Customer and distribution-related $ million	Software $ million	Assets in course of construction $ million	Total $ million
Cost							
At 1 January 2023		582	2,232	235	508	96	3,653
Exchange adjustment		4	36	(1)	5	4	48
Additions		–	2	2	36	64	104
Disposals		(1)	(7)	–	(4)	–	(12)
Transfers		(3)	10	–	2	14	23
At 31 December 2023		582	2,273	236	547	178	3,816
Exchange adjustment		**(7)**	**(35)**	**(6)**	**(10)**	**(1)**	**(59)**
Acquisitions	21	**81**	**3**	**–**	**–**	**–**	**84**
Additions		**–**	**1**	**4**	**30**	**52**	**87**
Disposals		**–**	**–**	**–**	**(9)**	**(1)**	**(10)**
Transfers		**1**	**(3)**	**–**	**143**	**(133)**	**8**
At 31 December 2024		**657**	**2,239**	**234**	**701**	**95**	**3,926**
Amortisation and impairment							
At 1 January 2023		228	1,614	160	415	–	2,417
Exchange adjustment		2	36	–	4	–	42
Charge for the year		46	121	16	38	–	221
Impairment		–	37	–	–	–	37
Disposals		–	(7)	–	(4)	–	(11)
At 31 December 2023		276	1,801	176	453	–	2,706
Exchange adjustment		**(3)**	**(33)**	**(5)**	**(9)**	**–**	**(50)**
Charge for the year		**54**	**109**	**15**	**52**	**–**	**230**
Impairment		**15**	**–**	**–**	**1**	**–**	**16**
Disposals		**–**	**–**	**–**	**(8)**	**–**	**(8)**
At 31 December 2024		**342**	**1,877**	**186**	**489**	**–**	**2,894**
Net book amounts							
At 31 December 2024		**315**	**362**	**48**	**212**	**95**	**1,032**
At 31 December 2023		306	472	60	94	178	1,110

Transfers into software and assets in course of construction includes $8m (2023: $23m) of software transferred from property, plant and equipment (refer to Note 7). Group capital expenditure relating to software contracted but not provided for amounted to $4m (2023: $7m).

Amortisation and impairment of acquisition intangibles is set out below:

	2024 $ million	2023 $ million
Technology	**69**	46
Product-related	**108**	150
Customer and distribution-related	**10**	11
Total	**187**	207

Smith+Nephew Annual Report 2024
215

Group financial statements continued
Notes to the Group accounts continued

9 Intangible assets continued

In 2024, the Group recognised an impairment charge of $15m in relation to immaterial technology assets in acquisition intangibles. In 2023, the Group impaired $37m of Engage intangible assets as a result of the voluntary product discontinuation. In 2022, $32m of impairment charges were booked in relation to immaterial product assets in acquisition intangibles.

Management have assessed the acquisition intangible assets held by the Group to identify any indicators of impairment as of September 2024. These were updated during December to take into account any significant events that occurred between September and December. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of assets to the carrying value of assets.

The table below provides further detail on the largest intangible assets and their remaining amortisation period:

	Carrying value $ million	Remaining amortisation period
Intangibles acquired as part of the CartiHeal acquisition	77	9-10 years
Intangibles acquired as part of the ArthroCare acquisition	205	9 years
Intangibles acquired as part of the Osiris acquisition	139	3-4 years
Intangibles acquired as part of the Healthpoint acquisition	107	3 years

10 Investments

Accounting policy

Investments, other than those related to associates, are initially recorded at fair value on the trade date. Transaction costs relating to investments are expensed as incurred. The Group has investments in unquoted entities and an entity that holds mainly unquoted equity securities, which by their nature have no fixed maturity date or coupon rate. These investments are classed as fair value through profit or loss. The fair value of these investments is based on the underlying fair value of the equity securities: marketable securities are valued by reference to closing prices in the market; non-marketable securities are estimated considering factors including the purchase price; prices of recent significant private placements of securities of the same issuer; and estimates of liquidation value. Changes in fair value based on externally observable valuation events are recognised in profit or loss.

	2024 $ million	2023 $ million
At 1 January	8	12
Additions	1	–
Fair value remeasurement	–	(4)
At 31 December	9	8

11 Investments in associates

Accounting policy

Investments in associates, being those entities over which the Group has a significant influence and which is neither a subsidiary nor a joint venture, are accounted for using the equity method, with the Group recording its share of the associates' profit and loss and other comprehensive income. The Group's share of associates' profit or loss is included in one separate income statement line and is calculated after deduction of their respective taxes.

The carrying amounts of investments in associates are reviewed for impairment as at the balance sheet date. For the purposes of impairment testing, the recoverable amounts of these investments would be based on their observable market value. Any impairment loss is subsequently reversed only to the extent that the recoverable amounts of the investments increase.

At 31 December 2024, the Group holds 27.13% (2023: 27.96%) of Bioventus Inc. (Bioventus) which is the holding company of Bioventus LLC. The decrease in the Group's holding between 2024 and 2023 was because of the exercise of Bioventus employee share options. The Company's headquarters is located in Durham, North Carolina, US, and its medical product development is focused around active healing therapies and the surgical performance of orthobiologics. The active healing therapies product line supports accelerated and more complete healing of bone fractures, and treats the chronic pain associated with osteoarthritis.

216

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

The loss after taxation recognised in the income statement relating to Bioventus was $10m (2023: $30m loss, 2022: $32m loss) and an impairment loss of $nil (2023: $nil, 2022: $109m). The balance sheet carrying value relating to Bioventus is $6m (2023: $16m). The Group's ability to recover the value of its investment is dependent upon the ongoing clinical and commercial success of these products.

The Group did not identify any impairment indicator for Bioventus as part of the 2024 and 2023 impairment assessment. In 2022, Bioventus' trading share price decreased significantly and the company disclosed a substantial doubt about their ability to continue as a going concern. Given these impairment indicators, management recorded an impairment loss of $109m in 2022.

The amounts recognised in the balance sheet and income statement for associates are as follows:

	2024 $ million	2023 $ million	2022 $ million
Balance sheet	**7**	16	46
Income statement loss	**(10)**	(30)	(32)
Impairment of interest in associate	**–**	–	(109)

Summarised financial information for significant associates

Set out below is the summarised financial information for Bioventus, adjusted for differences with Group accounting policies.

	2024 $ million	2023 $ million	2022 $ million
Summarised statement of comprehensive income			
Revenue	**420**	377	386
Attributable loss for the year	**(34)**	(152)	(129)
Group adjustments[1]	**(2)**	46	17
Total comprehensive loss	**(36)**	(106)	(112)
Group share of loss for the year at 27.13% (2023: 27.96%, 2022: 28.3%)	**(10)**	(30)	(32)

	2024 $ million	2023 $ million
Summarised balance sheet		
Non-current assets	**471**	562
Current assets	**299**	249
Non-current liabilities	**(371)**	(424)
Current liabilities	**(211)**	(160)
Net assets	**188**	227
Net equity attributable to owners	**188**	227
Group's share of net assets at 27.13% (2023: 27.96%)	**51**	64
Group adjustments[1,2]	**(45)**	(48)
Group's carrying amount of investment at 27.13% (2023: 27.96%)	**6**	16

1 Group adjustments include adjustments to align with Group policy.
2 Group adjustments also include impairment loss of share in associates of $109m from 2022.

The investment in Bioventus had a fair value less costs of disposal of $186m as at 31 December 2024 (2023: $93m).

During the year, the Group received a $nil (2023: $nil) cash distribution from its associates.

At 31 December 2024, the Group held equity investments in two other associates (2023: two) with a carrying value of $1m (2023: $nil).

Smith+Nephew Annual Report 2024
217

Group financial statements continued
Notes to the Group accounts continued

12 Inventories

Accounting policy

Finished goods and work-in-progress are valued at factory cost, including appropriate overheads, on a first-in first-out basis. Raw materials and bought-in finished goods are valued at purchase price. All inventories are reduced to net realisable value where lower than cost. Inventory acquired as part of a business acquisition is valued at selling price less costs to sell and a profit allowance for selling efforts.

Orthopaedic instruments are generally not sold but provided to customers and distributors for use in surgery. They are recorded as inventory until they are deployed at which point they are transferred to plant and equipment and depreciated over their useful economic lives of between three and seven years.

Risks and rewards of ownership of consignment inventory are transferred to the customer when the product is used in surgery.

A feature of the orthopaedic business is the high level of product inventory required, some of which is located at customer premises and is available for customers' immediate use (referred to as consignment inventory). Complete sets of product, including large and small sizes, have to be made available in this way. These outer sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical or forecast usage. This formula is applied on an individual product line basis and is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience but it involves management judgements on effectiveness of inventory deployment, length of product lives, phase-out of old products and efficiency of manufacturing planning systems.

	2024 $ million	2023 $ million
Raw materials and consumables	**469**	503
Work-in-progress	**45**	60
Finished goods and goods for resale	**1,873**	1,832
	2,387	2,395

The determination of the estimate of excess and obsolete inventory includes assumptions on the future usage of all different items of finished goods. The provision has a high degree of estimation uncertainty given the range of products and sizes, with a potential range of reasonable outcomes that could be material over the longer term.

Management have not changed their policy for calculating the excess and obsolete inventory provision since 31 December 2023, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. The provision has decreased from $544m at 31 December 2023 to $511m at 31 December 2024. Foreign exchange movements of $11m contributed to the decrease in provision. $120m was recognised as an expense within cost of goods sold resulting from inventory write-offs and provision movements (2023: $106m, 2022: $117m).

The cost of inventories recognised as an expense and included in cost of goods sold amounted to $1,583m (2023: $1,459m, 2022: $1,302m).

In 2024, management wrote off $17m of inventory due to the disposal of certain products and voluntary product discontinuation. In 2023, management wrote off $21m related to Engage's inventory as a result of the voluntary product discontinuation.

Notwithstanding inventory acquired within acquisitions, no inventory is carried at fair value less costs to sell in any year.

218
Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

13 Trade and other receivables

Accounting policy

Trade and other receivables are carried at amortised cost, less any allowances for uncollectable amounts. They are included in current assets, except for maturities greater than 12 months after the balance sheet date when they are classified as non-current assets.

The Group manages credit risk through credit limits which require authorisation commensurate with the size of the limit and which are regularly reviewed. Credit limit decisions are made based on available financial information and the business case. Significant receivables are regularly reviewed and monitored at Group level. The Group has no significant concentration of credit risk, with exposure spread over a large number of customers and geographies. Furthermore, the Group's principal customers are backed by government and public or private medical insurance funding, which historically represent a lower risk of default. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable. The Group does not hold any collateral as security. The Group applies the simplified approach and allowance losses are calculated by reviewing lifetime expected credit losses using historic and forward-looking data on credit risk. The Group performed the calculation of expected credit loss rates separately for customer groups which were segmented based on common risk characteristics such as credit risk grade and type of customer (such as government and non-government).

	2024 $ million	2023 $ million
Current		
Trade receivables	**1,100**	1,104
Less: loss allowance	**(41)**	(45)
Trade receivables – net	**1,059**	1,059
Derivatives[1]	**47**	27
Other receivables[2]	**148**	122
Prepayments	**127**	92
	1,381	1,300
Non-current		
Other non-current assets	**24**	18
	1,405	1,318

1 Refer to note 16.6 for details of derivatives.
2 Other receivables include deposits, rebates and other items of a similar nature.

Other non-current assets primarily relate to long-term prepayments and interest rate contracts. Refer to note 16.2 for details of interest rate contracts. Management considers that the carrying amount of trade and other receivables approximates the fair value. Allowance losses are calculated by reviewing lifetime expected credit losses using historic and forward-looking data on credit risk. The loss allowance relating to other receivables is de minimis.

The loss allowance expense for the year was $1m (2023: $3m, 2022: $4m).

The following table provides information about the ageing of and expected credit losses for trade receivables:

	2024 Weighted average loss rate %	2024 Loss allowance $ million	2024 Gross carrying amount $ million	2023 Weighted average loss rate %	2023 Loss allowance $ million	2023 Gross carrying amount $ million
Not past due	**-0.8%**	**(7)**	**860**	-0.1%	(1)	788
Past due not more than 3 months	**-0.6%**	**(1)**	**154**	-0.6%	(1)	180
Past due more than 3 months	**-7.7%**	**(2)**	**26**	-3.9%	(2)	51
Past due more than 6 months	**-51.7%**	**(31)**	**60**	-48.2%	(41)	85
		(41)	**1,100**		(45)	1,104
Loss allowance			**(41)**			(45)
Trade receivables – net			**1,059**			1,059

Smith+Nephew Annual Report 2024

219

13 Trade and other receivables continued The Group’s expected credit loss accounting policy includes guidance on how the expected credit loss percentages should be determined; it does not include present limits as the customer groups and risk profiles are not consistent across all of our markets. Each market determines their own percentages based on historic experience and future expectations, and in line with the general guidance in the Group’s policy. Movements in the loss allowance were as follows: 2024 2023 2022 $ million $ million $ million At 1 January 45 49 57 Exchange adjustment (2) 1 (3) Net receivables provided during the year 1 3 4 Utilisation of provision (3) (8) (9) At 31 December 41 45 49 Trade receivables include amounts denominated in the following major currencies: 2024 2023 $ million $ million US Dollar 518 506 Sterling 36 39 Euro 207 224 Other 298 290 Trade receivables – net 1,059 1,059 14 Trade and other payables 2024 2023 $ million $ million Current Trade and other payables 1,082 1,016 Derivatives1 18 28 Acquisition consideration 28 11 1,128 1,055 Non-current Acquisition consideration 77 25 Derivatives1 16 – Other payables 2 10 95 35 1 Refer to note 16.6 for details of derivatives. The acquisition consideration includes $84m (2023: $32m) contingent upon future events. The acquisition consideration due after more than one year is expected to be payable as follows: $5m in 2026, $13m in 2028 and $59m in 2029 (2023: $9m in 2025, $2m in 2026, $14m in 2027). Notes to the Group accounts continued Group financial statements continued 220 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

15 Cash and borrowings

15.1 Net debt

Net debt comprises borrowings and credit balances on currency swaps less cash and cash equivalents.

	2024 $ million	2023 $ million
Bank overdrafts, borrowings and loans – current	2	710
Corporate bond	2,498	1,550
Private placement notes	625	625
Borrowings	3,125	2,885
Cash and cash equivalents[1]	(619)	(302)
Credit balance on derivatives – currency swaps	1	1
Credit/(debit) balance on derivatives – interest rate swaps	6	(7)
Net debt excluding lease liabilities	2,513	2,577
Non-current lease liabilities	135	144
Current lease liabilities	61	55
Net debt	2,709	2,776

1 In 2024, cash and cash equivalents include cash at bank of $419m and cash equivalents of $200m.

Borrowings are repayable as follows:

	Within one year or on demand $ million	Between one and two years $ million	Between two and three years $ million	Between three and four years $ million	Between four and five years $ million	After five years $ million	Total $ million
At 31 December 2024							
Bank overdrafts	2	–	–	–	–	–	2
Corporate bond	–	–	348	–	527	1,623	2,498
Private placement notes	–	75	140	60	100	250	625
Lease liabilities[1]	61	46	36	23	17	24	207
	63	121	524	83	644	1,897	3,332
At 31 December 2023							
Bank loans	303	–	–	–	–	–	303
Bank overdrafts	2	–	–	–	–	–	2
Corporate bond	–	–	–	–	–	1,550	1,550
Private placement notes	405	–	75	140	60	350	1,030
Lease liabilities[1]	55	44	33	25	18	35	210
	765	44	108	165	78	1,935	3,095

1 The lease liabilities presented above of $207m (2023: $210m) are on an undiscounted basis. The lease liabilities on a discounted basis are $196m (2023: $199m).

Smith+Nephew Annual Report 2024
221

15 Cash and borrowings continued 15.2 Liquidity risk exposures The Board has established a set of policies to manage funding and currency risks. The Group only uses derivative financial instruments to manage the financial risks associated with underlying business activities and their financing. Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group’s policy is to ensure that there is sufficient funding and facilities in place to meet foreseeable borrowing requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic preparation and review of short and medium-term cash forecasts, having regard to the maturities of investments and borrowing facilities. The Group has available committed facilities of $4.1bn (2023: $3.6bn). During 2024, the Group issued two corporate bonds of $350m and $650m (before expenses and underwriting discounts) of notes bearing an interest rate of 5.15% and 5.40% repayable in 2027 and 2034. In 2024, the Group repaid $405m of private placement debt. The interest payable on borrowings under committed facilities is either at fixed or floating rates. Euro floating rates are typically based on EURIBOR and US Dollar rates are typically based on the Term Secured Overnight Financing Rate (Term SOFR). The Company is subject to financial covenants under its private placement agreements. The principal covenant on the private placement debt is a leverage ratio of <3.5 which is measured on a rolling 12-month basis at half year and year end using net debt excluding lease liabilities as set out in note 15.1. The financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 31 December 2024, the Company was in compliance with these covenants. The facilities are also subject to customary events of default, none of which are currently anticipated to occur. As the measure included in the financial covenants represents net debt excluding lease liabilities, the Group also presents the net debt position to provide a complete and comprehensive view of its financial position. The Group’s $1bn Revolving Credit Facility (“RCF”) matures in 2029 with an option to extend the maturity to 2030. The Group’s committed facilities at 31 December 2024 and at 31 December 2023 are: Facility 2024 Date due $75 million 3.99% Senior Notes January 2026 $350 million 5.15% US Corporate Bond March 2027 $140 million 2.83% Senior Notes June 2027 $60 million 2.90% Senior Notes June 2028 $1.0 billion syndicated revolving credit facility October 2029 $100 million 2.97% Senior Notes June 2029 €500 million 4.565% EUR Corporate Bond October 2029 $95 million 2.99% Senior Notes June 2030 $1.0 billion 2.032% USD Corporate Bond October 2030 $155 million 3.09% Senior Notes June 2032 $650 million 5.40% USD Corporate Bond March 2034 Facility 2023 Date due $100 million 3.89% Senior Notes January 2024 $305 million 3.36% Senior Notes November 2024 $75 million 3.99% Senior Notes January 2026 $140 million 2.83% Senior Notes June 2027 $60 million 2.90% Senior Notes June 2028 $1.0 billion syndicated RCF October 2028 $100 million 2.97% Senior Notes June 2029 €500 million 4.565% EUR corporate bond October 2029 $95 million 2.99% Senior Notes June 2030 $1.0 billion 2.032% USD corporate bond October 2030 $155 million 3.09% Senior Notes June 2032 Notes to the Group accounts continued Group financial statements continued 222 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

15.3 Year end financial liabilities by contractual maturity

The table below analyses the Group's year end financial liabilities by contractual maturity date, including contractual interest payments and excluding the impact of netting arrangements:

	Within one year or on demand $ million	Between one and two years $ million	Between two and five years $ million	After five years $ million	Total $ million
At 31 December 2024					
Non-derivative financial liabilities:					
Bank overdrafts and loans	**2**	**–**	**–**	**–**	**2**
Corporate bond	**98**	**95**	**1,109**	**1,825**	**3,127**
Trade and other payables	**1,082**	**–**	**–**	**–**	**1,082**
Private placement notes	**19**	**92**	**335**	**263**	**709**
Acquisition consideration	**28**	**5**	**165**	**–**	**198**
Derivative financial instruments:					
Currency swaps/forward foreign exchange contracts – outflow	**2,869**	**–**	**–**	**–**	**2,869**
Currency swaps/forward foreign exchange contracts – inflow	**(2,898)**	**–**	**–**	**–**	**(2,898)**
	1,200	**192**	**1,609**	**2,088**	**5,089**
At 31 December 2023					
Non-derivative financial liabilities:					
Bank overdrafts and loans	305	–	–	–	305
Corporate bond	53	53	158	1,614	1,878
Trade and other payables	1,016	–	–	–	1,016
Private placement notes	434	19	317	373	1,143
Acquisition consideration	11	9	2	15	37
Derivative financial instruments:					
Currency swaps/forward foreign exchange contracts – outflow	2,913	–	–	–	2,913
Currency swaps/forward foreign exchange contracts – inflow	(2,912)	–	–	–	(2,912)
	1,820	81	477	2,002	4,380

The amounts in the tables above are undiscounted cash flows, which differ from the amounts included in the balance sheet where the underlying cash flows have been discounted.

15.4 Liquidity and capital resources

The Group's policy is to ensure that it has sufficient funding and facilities to meet foreseeable borrowing requirements.

At 31 December 2024, the Group held $617m (2023: $300m, 2022: $344m) in cash net of bank overdrafts. The Group had committed facilities available of $4.1bn at 31 December 2024 of which $3.1bn was drawn. The $1bn undrawn amount relates to the RCF.

The Group has sufficient liquidity to support all known or expected business requirements for 2025 such as dividend payments, acquisition and disposals of businesses, capital expenditure, working capital fluctuations and trading activity.

Smith+Nephew Annual Report 2024

223

16 Financial instruments and risk management Accounting policy Derivative financial instruments Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at subsequent balance sheet dates. Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges of forecast transactions are recognised in other comprehensive income until the associated asset or liability is recognised. Amounts taken to other comprehensive income are transferred to the income statement in the period in which the hedged transaction affects profit and loss. Changes in the fair value of derivative financial instruments that are not designated as cash flow hedges are recognised directly in profit and loss. On adoption of IFRS 9 on 1 January 2018, the Group elected to continue to apply the hedge accounting guidance in IAS 39 Financial Instruments: Recognition and Measurement. Changes in the fair values of hedging instruments that are designated and effective as net investment hedges are matched in other comprehensive income against changes in value of the related net assets. Interest rate derivatives transacted to fix interest rates on floating rate borrowings are accounted for as cash flow hedges and changes in the fair values resulting from changes in market interest rates are recognised in other comprehensive income. Amounts taken to other comprehensive income are transferred to the income statement when the hedged transaction affects profit and loss. Interest rate derivatives transacted to convert fixed rate borrowings into floating rate borrowings are accounted for as fair value hedges and changes in the fair values resulting from changes in market interest rates are recognised in the income statement. Any ineffectiveness on hedging instruments and changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement within other finance costs as they arise. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in other comprehensive income is retained there until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in other comprehensive income is transferred to the income statement. 16.1 Foreign exchange risk management The Group operates in many countries and as a consequence has transactional and translational foreign exchange exposure. It is the Group’s policy for operating units not to hold material unhedged monetary assets or liabilities other than in their functional currencies. Foreign exchange variations affect trading results in two ways. Firstly, on translation of overseas sales and profits into US Dollars and secondly, transactional exposures arising where some, or all of the costs of sale are incurred in a different currency from the sale. The principal transactional exposures arise as the proportion of costs in US Dollars, Sterling and Swiss Francs exceed the proportion of sales in each of these currencies and correspondingly the proportion of sales in Euros exceeds the proportion of costs in Euros. The impact of currency movements on the cost of purchases is partly mitigated by the use of forward foreign exchange contracts. The Group uses forward foreign exchange contracts, designated as cash flow hedges, to hedge forecast third-party trading cash flows up to one year. When a commitment is entered into, forward foreign exchange contracts are normally used to increase the hedge to 100% of the exposure. Cash flows relating to cash flow hedges are expected to occur within 12 months of inception and profits and losses on hedges are expected to enter into the determination of profit (within cost of goods sold) within a further 12-month period. The principal currencies hedged by forward foreign exchange contracts are US Dollars, Euros, Sterling and Singapore Dollars. At 31 December 2024, the Group had contracted to exchange within one year the equivalent of $2.4bn (2023: $2.4bn). Based on the Group’s net borrowings as at 31 December 2024, if the US Dollar were to weaken against all currencies by 10%, the Group’s net borrowings would increase by $40m (2023: $37m) principally due to the Euro-denominated term loans. If the US Dollar were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2024 would have been $48m lower (2023: $67m lower). Similarly, if the Euro were to weaken by 10% against all other currencies, then the fair value of the forward foreign exchange contracts as at 31 December 2024 would have been $36m higher (2023: $38m higher). Movements in the fair value of forward foreign exchange contracts would be recognised in other comprehensive income or in the income statement. A 10% strengthening of the US Dollar or Euro against all other currencies at 31 December 2024 would have had the equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant. The Group’s policy is to hedge all actual foreign exchange exposures and the Group’s forward foreign exchange contracts are designated as cash flow hedges. The net impact of transaction-related foreign exchange on the income statement from a movement in exchange rates on the value of forward foreign exchange contracts is not significant. In addition, the movements in the fair value of other financial instruments used for hedging such as currency swaps for which hedge accounting is not applied offset movements in the values of assets and liabilities and are recognised through the income statement. Hedge ineffectiveness is caused by actual cash flows in foreign currencies varying from forecast cash flows. Notes to the Group accounts continued Group financial statements continued 224 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

16.2 Interest rate risk management

The Group is exposed to interest rate risk on cash, borrowings and certain currency and interest rate swaps which are at floating rates. The Group uses interest rate swaps to reduce the overall level of fixed rate debt, within parameters set by the Board. When used in this way, interest rate derivatives are accounted for as fair value hedges. The fair value movement of the derivative is offset in the income statement against the fair value movement in the underlying fixed rate debt. When required the Group uses interest rate derivatives to meet its objective of protecting borrowing costs within parameters set by the Board. These interest rate derivatives are accounted for as cash flow hedges and, as such, changes in fair value resulting from changes in market interest rates are recognised in other comprehensive income and accumulated in the hedging reserve, with the fair value of the interest rate derivatives recorded in the balance sheet.

In 2024, the Group entered into a one year $500m forward fixed to floating interest rate swap starting in March 2025 through to March 2034. This is in addition to the €500m fixed to floating interest rate swap that was issued in 2022.

Based on the Group's gross borrowings and cash as at 31 December 2024, if interest rates were to increase by 100 basis points in all currencies, then the annual net interest charge would increase by $5m (2023: $5m). A decrease in interest rates by 100 basis points in all currencies would have an equal but opposite effect to the amounts shown above.

The amounts relating to items designated as hedging instruments to manage the foreign exchange and interest rate risk were as follows:

	Nominal amount million	Carrying amount assets $ million	Carrying amount liabilities $ million	Changes in fair value in OCI $ million	Hedge ineffectiveness in profit or loss $ million	Amounts reclassified from hedging reserve to profit or loss $ million	Line item in profit or loss
At 31 December 2024							
Foreign currency risk							
Forward exchange contracts[1]	**2,415**	**46**	**(16)**	**38**	**–**	**(1)**	**Cash flow hedges**
Interest rate risk							
Interest rate swaps[2]	**(1,020)**	**10**	**(16)**	**–**	**–**	**–**	**Fair value hedge**
At 31 December 2023							
Foreign currency risk							
Forward exchange contracts[1]	2,913	27	(28)	(3)	–	(25)	Cash flow hedges
Interest rate risk							
Interest rate swaps[2]	(500)	7	–	–	–	–	Fair value hedge

1 Presented in Trade and other receivables and Trade and other payables on the Balance Sheet. The nominal amount is in $ million.
2 In 2024, the nominal amount relates to a hedge of the €500 million EUR corporate bond ($520 million translated at closing USD/EUR rate) and a hedge of $500 million out of the $650 million corporate bond. In 2023, the nominal amount relates to a hedge of the €500 million EUR corporate bond. The carrying amount of the interest rate swap in relation to the €500 million corporate bond is presented in Non-current other receivables on the Balance Sheet. The carrying amount of the interest rate swap in relation to the $500 million out of the $650 million corporate bond is presented in Non-current other payables in 2024.

16.3 Credit risk management

The Group limits exposure to credit risk on counterparties used for financial instruments through a system of internal credit limits. The financial exposure of a counterparty is determined as the total of cash and deposits, plus the risk on derivative instruments, assessed as the fair value of the instrument plus a risk element based on the nominal value and the historic volatility of the market value of the instrument. The Group does not anticipate non-performance of counterparties and believes it is not subject to material concentration of credit risk as the Group operates within a policy of counterparty limits designed to reduce exposure to any single counterparty.

The maximum credit risk exposure on derivatives at 31 December 2024 was $56m (2023: $27m), being the total debit fair values on forward foreign exchange contracts, currency swaps and interest rate swaps. The maximum credit risk exposure on cash and cash equivalents at 31 December 2024 was $619m (2023: $302m). The Group's exposure to credit risk on cash is mitigated as the amounts are held in a wide number of high credit quality financial institutions. Credit risk on trade receivables is detailed in Note 13.

Smith+Nephew Annual Report 2024 225

Group financial statements continued
Notes to the Group accounts continued

16 Financial instruments and risk management continued

16.4 Net investment hedge

Part of the Group's net investment in its Euro subsidiaries is hedged by €500m ($520m equivalent) of our EUR corporate bond which mitigates the foreign currency risk arising from the subsidiaries' net assets. The Bond is designated as a hedging instrument for the changes in the value of the net investment that is attributable to changes in the EUR/USD spot rate.

To assess hedge effectiveness, the Group determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the debt that is attributable to a change in the spot rate with changes in the investment in the foreign operation due to movements in the spot rate (the offset method). The Group's policy is to hedge the net investment only to the extent of the debt principal. Hedge ineffectiveness occurs if the value of the Euro-denominated corporate bond exceeds the value of the Euro subsidiaries.

16.5 Currency and interest rate profile of interest bearing liabilities and assets

Short-term receivables and payables are excluded from the following disclosures.

Currency and interest rate profile of interest bearing liabilities:

							Fixed rate liabilities	
	Gross borrowings $ million	Currency swaps $ million	Interest rate swaps $ million	Total liabilities $ million	Floating rate liabilities $ million	Fixed rate liabilities $ million	Weighted average interest rate %	Weighted average time for which rate is fixed Years
At 31 December 2024								
US Dollar	**(2,594)**	**(310)**	**(16)**	**(2,920)**	**(324)**	**(2,596)**	3.5	4.1
Other	**(531)**	**(144)**	**–**	**(675)**	**(148)**	**(527)**		
Total interest bearing liabilities	**(3,125)**	**(454)**	**(16)**	**(3,595)**	**(472)**	**(3,123)**		
At 31 December 2023								
US Dollar	(2,324)	(329)	–	(2,653)	(628)	(2,025)	2.7	5.1
Other	(561)	(219)	–	(780)	(224)	(556)		
Total interest bearing liabilities	(2,885)	(548)	–	(3,433)	(852)	(2,581)		

In 2024, the Group also had liabilities due for deferred and contingent acquisition consideration (denominated in US Dollars and Euros) totalling $105m (2023: $36m) on which no interest was payable (see Note 14). There were no other significant interest bearing or non-interest bearing financial liabilities. Euro floating rates are typically based on EURIBOR and US Dollar rates are typically based on Term SOFR. The weighted average interest rate on floating rate borrowings as at 31 December 2024 was 5.1% (2023: 6.0%). The Group has entered into interest rate swap contracts to convert the interest payments on €500m debt from fixed rate to floating rate basis.

226
Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Currency and interest rate profile of interest bearing assets:

	Cash and cash equivalents $ million	Currency swaps $ million	Interest rate swaps $ million	Total assets $ million	Floating rate assets $ million	Fixed rate assets $ million
At 31 December 2024						
US Dollar	**482**	**146**	**–**	**628**	**628**	**–**
Other	**137**	**307**	**10**	**454**	**454**	**–**
Total interest bearing assets	**619**	**453**	**10**	**1,082**	**1,082**	**–**
At 31 December 2023						
US Dollar	98	217	–	315	315	–
Other	204	331	7	542	542	–
Total interest bearing assets	302	548	7	857	857	–

Floating rates on assets are typically based on the short-term deposit rates relevant to the currency concerned.

16.6 Fair value of financial assets and liabilities

Accounting policy

Measurement of fair values

A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial assets and liabilities and non-financial assets acquired in a business combination (see Note 21).

When measuring the fair value of an asset or liability, the Group uses market observable data as far as possible. Fair values are categorised into different levels in the fair value hierarchy based on the inputs used in the valuation techniques as follows: Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (ie as prices) or indirectly (ie derived from prices); and Level 3: inputs for the asset or liability that are not based on observable data (unobservable inputs).

The Group recognises transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

There has been no change in the classification of financial assets and liabilities, the method and assumptions used in determining fair value and the categorisation of financial assets and liabilities within the fair value hierarchy from those disclosed in the Annual Report for the year ended 31 December 2023.

The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. The fair value of forward foreign exchange contracts is calculated by reference to quoted market forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by reference to quoted market interest rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts, interest rate swaps and currency swaps are classified as Level 2 within the fair value hierarchy. The changes in counterparty credit risk had no material effect on the hedge effectiveness for derivatives designated in hedge relationships and other financial instruments recognised at fair value. The fair value of investments is based upon third-party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. There were no transfers between Levels 1, 2 and 3 during 2024 and 2023. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bonds issued in October 2020, October 2022 and March 2024 are publicly listed and a market price is available. The Group's other long-term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates.

There are no financial assets and liabilities that are subject to master netting or similar arrangements.

Smith+Nephew Annual Report 2024 227

Group financial statements continued
Notes to the Group accounts continued

16 Financial instruments and risk management continued

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value.

	Carrying amount						Fair value		
At 31 December 2024	Fair value – hedging instruments $ million	Amortised cost $ million	Fair value through OCI $ million	Fair value through profit or loss $ million	Other financial liabilities $ million	Total $ million	Level 2 $ million	Level 3 $ million	Total $ million
Financial assets measured at fair value									
Forward foreign exchange contracts	46	–	–	–	–	46	46	–	46
Investments	–	–	–	9	–	9	–	9	9
Interest rate swaps	10	–	–	–	–	10	10	–	10
Currency swaps	–	–	–	1	–	1	1	–	1
	56	–	–	10	–	66			
Financial liabilities measured at fair value									
Acquisition consideration – contingent	–	–	–	(84)	–	(84)	–	(84)	(84)
Forward foreign exchange contracts	(16)	–	–	–	–	(16)	(16)	–	(16)
Interest rate swaps	(16)	–	–	–	–	(16)	(16)	–	(16)
Currency swaps	–	–	–	(2)	–	(2)	(2)	–	(2)
	(32)	–	–	(86)	–	(118)			
Financial assets not measured at fair value									
Trade and other receivables	–	1,190	–	–	–	1,190			
Cash and cash equivalents	–	619	–	–	–	619			
	–	1,809	–	–	–	1,809			
Financial liabilities not measured at fair value									
Acquisition consideration – deferred	–	(21)	–	–	–	(21)			
Bank overdrafts	–	(2)	–	–	–	(2)			
Corporate bond not in a hedge relationship	–	(1,492)	–	–	–	(1,492)			
Corporate bond in a hedge relationship	–	(1,006)	–	–	–	(1,006)			
Private placement debt not in a hedge relationship	–	(625)	–	–	–	(625)			
Trade and other payables	–	(1,084)	–	–	–	(1,084)			
	–	(4,230)	–	–	–	(4,230)			

At 31 December 2024, the book value and market value of the 2020 USD corporate bond were $995m and $836m respectively (2023: $995m and $826m), the book value and market value of the $650m USD 2024 corporate bond maturing in 2034 were $628m and $642m respectively, the book value and market value of the $350m USD 2024 corporate bond maturing in 2027 were $348m and $352m respectively, the book value and market value of the EUR corporate bond were $527m and $547m respectively (2023: $555m and $585m). The book value and fair value of the private placement debt were $625m and $573m respectively (2023: $1,030m and $959m).

228

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

During the year ended 31 December 2024, acquisition consideration increased by $69m due to a $67m increase in relation to the CartiHeal acquisition, a $13m increase due to discount unwind, partially offset by $9m of payments for acquisitions made in prior years and remeasurements of $2m. The fair value of contingent consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent consideration is classified as Level 3 within the fair value hierarchy.

	Carrying amount						Fair value		
At 31 December 2023	Fair value – hedging instruments $ million	Amortised cost $ million	Fair value through OCI $ million	Fair value through profit or loss $ million	Other financial liabilities $ million	Total $ million	Level 2 $ million	Level 3 $ million	Total $ million
Financial assets measured at fair value									
Forward foreign exchange contracts	25	–	–	–	–	25	25	–	25
Investments	–	–	–	8	–	8	–	8	8
Contingent consideration receivable	–	–	–	18	–	18	–	18	18
Interest rate swaps	7	–	–	–	–	7	7	–	7
Currency swaps	–	–	2	–	–	2	2	–	2
	32	–	2	26	–	60			
Financial liabilities measured at fair value									
Acquisition consideration – contingent	–	–	–	(32)	–	(32)	–	(32)	(32)
Forward foreign exchange contracts	(25)	–	–	–	–	(25)	(25)	–	(25)
Currency swaps	–	–	(3)	–	–	(3)	(3)	–	(3)
	(25)	–	(3)	(32)	–	(60)			
Financial assets not measured at fair value									
Trade and other receivables	1,163	–	–	–	–	1,163			
Cash and cash equivalents	–	302	–	–	–	302			
	1,163	302	–	–	–	1,465			
Financial liabilities not measured at fair value									
Acquisition consideration - deferred	–	–	–	–	(4)	(4)			
Bank overdrafts	–	–	–	–	(2)	(2)			
Bank loans	–	–	–	–	(303)	(303)			
Corporate bond not in a hedge relationship	–	–	–	–	(995)	(995)			
Corporate bond in a hedge relationship	–	–	–	–	(555)	(555)			
Private placement debt not in a hedge relationship	–	–	–	–	(1,030)	(1,030)			
Trade and other payables	–	–	–	–	(1,026)	(1,026)			
	–	–	–	–	(3,915)	(3,915)			

Smith+Nephew Annual Report 2024
229

16 Financial instruments and risk management continued The fair value of investments is based upon third-party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. The movements in 2024 and 2023 for financial instruments measured using Level 3 valuation methods are presented below: 2024 2023 $ million $ million Investments At 1 January 8 12 Additions 1 – Fair value remeasurement – (4) At 31 December 9 8 Contingent consideration receivable At 1 January 18 18 Transferred to receivables (18) – At 31 December – 18 Contingent acquisition consideration liability At 1 January (32) (78) Arising on acquisitions (49) – Payments 6 13 Remeasurements (9) 33 At 31 December (84) (32) 17 Provisions and contingencies Accounting policy In the normal course of business the Group is involved in various legal disputes. Provisions are made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the losses can be reasonably estimated. Where the Group is the plaintiff in pursuing claims against third parties, legal and associated expenses are charged to the income statement as incurred. The recognition of provisions for legal disputes is subject to a significant degree of estimation. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings or settlement negotiations or as new facts emerge. Insurance recoveries are recognised when the inflow of benefits is virtually certain and are presented within other receivables. A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. A provision for restructuring and rationalisation is recognised when the Group has approved a detailed and formal restructuring plan and the restructuring either has commenced or has been communicated to those affected. Restructuring provisions primarily include severance costs and are expected to be utilised within one year. Future operating losses and costs associated with ongoing activities are not provided for. Notes to the Group accounts continued Group financial statements continued 230 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

17.1 Provisions

	Restructuring and rationalisation provisions $ million	Metal-on-metal $ million	Legal and other provisions $ million	Total $ million
At 1 January 2023	30	239	58	327
Charge to income statement	220	–	9	229
Release to income statement	–	(8)	(19)	(27)
Unwinding of discount	–	5	–	5
Utilised	(160)	(87)	(7)	(254)
Exchange adjustment	1	–	–	1
At 31 December 2023	91	149	41	281
Charge to income statement	**123**	**–**	**12**	**135**
Release to income statement	**–**	**(28)**	**(2)**	**(30)**
Unwinding of discount	**–**	**6**	**–**	**6**
Utilised	**(153)**	**(14)**	**(20)**	**(187)**
Exchange adjustment	**(2)**	**–**	**–**	**(2)**
At 31 December 2024	**59**	**113**	**31**	**203**
Provisions – due within one year	**59**	**28**	**21**	**108**
Provisions – due after one year	**–**	**85**	**10**	**95**
At 31 December 2024	**59**	**113**	**31**	**203**
Provisions – due within one year	91	111	31	233
Provisions – due after one year	–	38	10	48
At 31 December 2023	91	149	41	281

The principal elements within restructuring and rationalisation provisions relate to the Operations and Commercial Excellence programme announced in February 2020 and the efficiency and productivity elements of the 12-Point Plan.

For the year ended 31 December 2024, charges primarily include severance, asset write-offs and integration and dual running costs. For the year ended 31 December 2023, charges primarily include severance, business advisory services, asset write-offs, contractual termination and integration and dual running costs.

The restructuring and rationalisation provisions as at 31 December 2024 and 2023 primarily relate to severance costs.

The Group has estimated a provision of $113m (2023: $149m) relating to the present value at 31 December 2024 of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims globally. The estimated value of the provision has been determined using an actuarial model. While the provision is based on a number of assumptions, including factors such as the number, outcome and value of claims, a reasonable change in assumptions would not give rise to a material adjustment. The provision does not include any possible further insurance recoveries on these claims or legal fees associated with defending claims.

The legal and other provisions mainly relate to various other product liability and intellectual property litigation matters. The Group carries considerable product liability insurance, and will continue to defend claims vigorously.

All provisions are expected to be substantially utilised within five years of 31 December 2024 and none are treated as financial instruments.

Smith+Nephew Annual Report 2024
231

17 Provisions and contingencies continued 17.2 Contingencies The Company and its subsidiaries are party to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but except as described herein management believes none of them are likely to result in a material adverse effect on the financial position of the Group. The Group provides for outcomes that are deemed to be probable and can be reliably estimated. There is no assurance that losses will not exceed provisions or will not have a significant impact on the Group’s results of operations in the period in which they are realised. 17.3 Legal proceedings Product liability claims The Group faces claims from time to time for alleged defects in its products and has on occasion recalled or withdrawn products from the market. Such claims are endemic to the medical device industry. The Group maintains product liability insurance subject to limits and deductibles that management believes are reasonable. All policies contain exclusions and limitations, however, and there can be no assurance that insurance will be available or adequate to cover all claims. This includes matters raising concerns about possible adverse effects of hip implant products with metal-on-metal (MoM) bearing surfaces for which the Group has incurred and will continue to incur expenses to defend claims in this area. As of December 2024, approximately 300 such claims were pending with the Group around the world. Most claims relate to the Group’s BHR product, including its two modular metal-on-metal components: the Birmingham Hip Modular Head (BHMH) and the optional metal liner component of the R3◊ Acetabular System (R3ML). The BHMH and R3ML are no longer on the market: the R3ML was withdrawn in 2012 and the BHMH was phased out in 2014. In 2015, the Group ceased offering smaller sizes of the BHR and restricted instructions for BHR use in female patients. These actions were taken to ensure that the BHR is used only in those patient groups where it continues to demonstrate strong performance. Through the end of 2024, entities of the Group have entered into several group, as well as individual, MoM related settlements without admitting liability. The Group requested indemnity from its product liability insurers for most of these MoM hip implant settlements and insurers have indemnified the Group to the limits of their respective applicable policies. Litigation outcomes are difficult to predict and defence costs can be significant. The Group takes care to monitor the clinical evidence relating to its products, including its metal hip implant products, to help ensure that its product offerings are designed to serve patients’ interests. Intellectual property disputes The Group engages, as both plaintiff and defendant, in litigation with various competitors and others over claims of patent infringement and other intellectual property matters. These disputes are heard in courts in the US and other jurisdictions and also before agencies that examine patents. Outcomes are rarely certain and costs are often significant. The Group provides for these types of matters when and where appropriate. 17.4 Tax matters At any given time the Group has unagreed years outstanding in various countries and is involved in tax audits and disputes, some of which may take several years to resolve. Provisions are based on best estimates and management’s judgements concerning the likely ultimate outcome of any audit or dispute. Management considers the specific circumstances of each tax position and takes external advice, where appropriate, to assess the range of potential outcomes and estimate additional tax that may be due. The Group believes that it has made adequate provision in respect of additional tax liabilities that may arise. See Note 5 for further details. Notes to the Group accounts continued Group financial statements continued 232 Smith+Nephew Annual Report 2024

18 Retirement benefit obligations Accounting policy The Group sponsors defined benefit plans in a number of countries. A defined benefit pension plan defines an amount of pension benefit that an employee will receive on retirement or a minimum guaranteed return on contributions, which is dependent on various factors such as age, years of service and final salary. The Group’s obligation is calculated separately for each plan by discounting the estimated future benefit that employees have earned in return for their service in the current and prior periods. The fair value of any plan assets is deducted to arrive at the net liability. The calculation of the defined benefit obligation is performed annually by external actuaries using the projected unit credit method. Remeasurements arising from defined benefit plans comprise actuarial gains and losses and the return on the plan assets in excess of the discount rate net of the costs of managing the plan assets. The Group recognises these immediately in other comprehensive income (OCI) and all other expenses, such as service cost, net interest cost, administration costs and taxes, are recognised in the income statement. A number of key assumptions are made when calculating the fair value of the Group’s defined benefit pension plans. These assumptions impact the balance sheet asset and liabilities, operating profit, finance income/costs and other comprehensive income. The most critical assumptions are the discount rate, the rate of inflation and mortality assumptions to be applied to future pension plan liabilities. The discount rate is based on the yield at the reporting date on bonds that have a credit rating of AA, denominated in the currency in which the benefits are expected to be paid and have a maturity profile approximately the same as the Group’s obligations. In determining these assumptions management takes into account the advice of professional external actuaries and benchmarks its assumptions against external data. The Group determines the net interest expense/income on the net defined benefit liability/asset for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability/asset. The Group also operates a number of defined contribution plans. A defined contribution plan is a pension plan under which the Group and employees pay fixed contributions to a third-party financial provider. The Group has no further payment obligations once the contributions have been paid. Contributions are recognised as an employee benefit expense when they are due. 18.1 Retirement benefit assets and obligations The Group’s retirement benefit assets/(obligations) comprise: 2024 2023 $ million $ million Funded plans: UK Plan 63 61 US Plan – 8 Other plans (10) (13) 53 56 Unfunded plans: Other plans (60) (65) Retirement healthcare (9) (10) (16) (19) Amount recognised on the balance sheet – liability (79) (88) Amount recognised on the balance sheet – asset 63 69 The Group sponsors defined benefit pension plans for its employees or former employees in 12 countries and these are established under the laws of the relevant country. Funded plans are funded by the payment of contributions and the assets are held by separate trust funds or insurance companies. The provision of retirement and related benefits across the Group is kept under regular review. Employees’ retirement benefits are the subject of regular management review. The Group’s defined benefit plans provide employees with an entitlement to benefits, payable typically either as a lump sum or annuity, or a mixture of the two. Most plans are now closed to future accrual. The level of entitlement is typically dependent on the salary and years of service of the employee, in line with local practices. Pension benefits are generally limited to 66.7% of final salary in key markets. Smith+Nephew Annual Report 2024 233 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

18 Retirement benefit obligations continued The Groups two major defined benefit pension plans were in UK and US. Both these plans were closed to new employees in 2003 and defined contribution plans are offered to new joiners. The US and UK Plans were closed to future accrual in March 2014 and December 2016 respectively. The UK Plan operates under trust law and responsibility for its governance lies with a Board of Trustees. This Board is composed of representatives of the Group, plan participants and an independent trustee, who act on behalf of members in accordance with the terms of the Trust Deed and Rules and relevant legislation. The UK Plan’s assets are held by the trust. Annual increases on benefits in payment are dependent on inflation. The 2018 and 2020 court cases in relation to Guaranteed Minimum Pensions do not impact the UK Plan as members were not contracted out of the State Earnings-Related Pension Scheme (SERPS) between 1990 and 1997. In June 2023, the Trustee with the support of the Company concluded a full buy-in of the Main Fund with Rothesay Life. The total transaction value was £260m. The transaction completed the Main Fund and Executive Scheme de-risking journey which included partial buy-in transactions in 2013, 2017, and 2022, whereby the liabilities of the scheme are now covered by a bulk annuity insurance policy, that operate as investment assets, insuring all liabilities to pay all future defined benefit pensions for the remaining members of the Fund. The bulk annuity policy matches the Trust’s cash flow benefit obligations to its members, removing longevity and other demographic risks as well as investment, interest rate and inflation risks. When the full UK Fund buy-in was concluded in June 2023 no decision on a future buy-out had been reached by the Company. While the contract between the Life Insurer (Rothesay) and the Trustee allows for a buy-out, a number of steps would need to be concluded before this could be achieved. The Trustee and the Company could not act unilaterally to move to a buy-out and the UK Fund governance structure lays out a number of steps the Company would be required to conclude for a buy-out decision. The transaction resulted in a $58m loss being recognised in OCI in 2023 with $nil cash impact. The US Plan is governed by a US Pension Committee which comprises representatives of the Group. In the US, the Pension Protection Act (2006) established both a minimum required contribution and a maximum deductible contribution. Failure to contribute at least the minimum required amount will subject the Company to significant penalties, and contributions in excess of the maximum deductible contribution have negative tax consequences. The minimum funding requirement is intended to fully fund the present value of accrued benefits over seven years. In October 2022, US Pension Plan members were notified that Smith & Nephew Inc. (SNI) would begin the termination process for the US Plan. In December 2023, Fidelity & Guaranty Life was selected to take over responsibility for the remaining US Pension Plan obligation and administration upon termination. A premium amount of $245m was paid in cash by the US Plan on 4 January 2024. Certain active employees and terminated vested participants elected to receive a lump sum in exchange for their plan benefit of $80m. This resulted in $4m settlement costs which were recognised in 2023, representing the difference between defined benefit obligation (DBO) and the lump sums paid to members in December 2023. Following the US buyout, members move to having a direct relationship with Fidelity & Guaranty Life with SNI no longer retaining any obligation for the settlement of accrued member benefits. There is no legislative minimum funding requirement in the UK. The Trust Deed of the UK Plan and the Plan Document of the US Plan provide the Group with a right to a refund of surplus assets assuming the full settlement of plan liabilities in the event of a plan wind-up. Furthermore, in the ordinary course of business the UK Board of Trustees and US Pension Committee have no rights to unilaterally wind up, or otherwise augment the benefits due to members of the Plans. Based on these rights, any net surplus in the UK and US Plans is recognised in full. Notes to the Group accounts continued Group financial statements continued 234 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

18.2 Reconciliation of retirement benefit obligations and pension assets

The movement in the Group's pension benefit obligation and pension assets is as follows:

	Obligation $ million	Asset $ million	2024 Total $ million	Obligation $ million	Asset $ million	2023 Total $ million
Amounts recognised on the balance sheet at beginning of the period	**(961)**	**942**	**(19)**	(984)	1,055	71
Income statement expense:						
Current service cost	**(7)**	**–**	**(7)**	(6)	–	(6)
Settlements	**255**	**(250)**	**5**	75	(79)	(4)
Interest (expense)/income	**(26)**	**26**	**–**	(45)	49	4
Administration costs and taxes	**(4)**	**–**	**(4)**	(5)	–	(5)
Costs recognised in income statement	**218**	**(224)**	**(6)**	19	(30)	(11)
Remeasurements:						
Actuarial (loss)/gain due to liability experience	**(6)**	**–**	**(6)**	(14)	–	(14)
Actuarial gain due to financial assumptions change	**62**	**–**	**62**	(25)	–	(25)
Actuarial gain due to demographic assumptions	**1**	**–**	**1**	14	–	14
Return on plan assets (less)/greater than discount rate	**–**	**(41)**	**(41)**	–	(64)	(64)
Remeasurements recognised in OCI	**57**	**(41)**	**16**	(25)	(64)	(89)
Cash:						
Employer contributions	**–**	**(9)**	**(9)**	–	7	7
Employee contributions	**(3)**	**3**	**–**	(3)	3	–
Benefits paid directly by the Group	**3**	**–**	**3**	2	–	2
Benefits paid, taxes and administration costs paid from scheme assets	**41**	**(45)**	**(4)**	67	(69)	(2)
Net cash	**41**	**(51)**	**(10)**	66	(59)	7
Exchange movements	**20**	**(17)**	**3**	(37)	40	3
Amount recognised on the balance sheet	**(625)**	**609**	**(16)**	(961)	942	(19)
Amount recognised on the balance sheet – liability	**(213)**	**134**	**(79)**	(229)	141	(88)
Amount recognised on the balance sheet – asset	**(412)**	**475**	**63**	(732)	801	69

Represented by:

	Obligation $ million	Asset $ million	2024 Total $ million	Obligation $ million	Asset $ million	2023 Total $ million
UK Plan	**(396)**	**459**	**63**	(457)	518	61
US Plan	**–**	**–**	**–**	(259)	267	8
Other Plans	**(229)**	**150**	**(79)**	(245)	157	(88)
Total	**(625)**	**609**	**(16)**	(961)	942	(19)

The actuarial gain on obligation of $57m primarily relates to the increase in discount rates in 2024 compared to 2023 and the actuarial loss from the return on plan assets of $41m is mainly due to the impact of the UK Plan.

All benefits are vested at the end of each reporting period. The weighted average duration of the defined benefit obligation at the end of the reporting period is 14 years for the UK Plan.

Smith+Nephew Annual Report 2024

235

Group financial statements continued
Notes to the Group accounts continued

18 Retirement benefit obligations continued

18.3 Plan assets

The market value of the US, UK and Other Plans assets are as follows:

	2024 $ million	2023 $ million	2022 $ million
UK Plan:			
Assets with a quoted market price:			
Cash and cash equivalents	**56**	61	2
Equity securities	**–**	–	3
Other bonds	**7**	–	30
Short dated credit fund	**–**	–	81
Liability driven investments	**–**	–	225
Diversified growth funds	**–**	–	55
	63	61	396
Other assets:			
Insurance contract	**396**	457	156
Market value of assets	**459**	518	552
US Plan:			
Assets with a quoted market price:			
Cash and cash equivalents	**–**	267	120
Government bonds – fixed interest	**–**	–	43
Corporate bonds	**–**	–	197
Market value of assets	**–**	267	360
Other Plans:			
Assets with a quoted market price:			
Cash and cash equivalents	**2**	7	7
Equity securities	**56**	50	49
Government bonds – fixed interest	**6**	5	7
Corporate and other bonds	**12**	10	10
Insurance contracts	**18**	23	21
Property	**25**	28	22
Other quoted securities	**11**	10	5
	130	133	121
Other assets:			
Insurance contracts	**20**	24	22
Market value of assets	**150**	157	143
Total market value of assets	**609**	942	1,055

No plans invest directly in property occupied by the Group or in financial securities issued by the Group.

The UK Plan is comprised of annuity policies purchased by the Trustee. In 2024, following the US scheme termination, the investment risks have been transferred to a US Life Insurer.

236
Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

18.4 Expenses recognised in the income statement

The total expense relating to retirement benefits recognised for the year is $95m (2023: $95m, 2022: $88m). Of this cost recognised for the year, $89m (2023: $84m, 2022: $77m) relates to defined contribution plans and $6m (2023: $11m, 2022: $11m) relates to defined benefit plans.

The cost charged in respect of the Group's defined contribution plans represents contributions payable to these plans by the Group at rates specified in the rules of the Plans. These were charged to operating profit in costs of goods sold, selling, general and administrative expenses, and research and development expenses. There were $nil outstanding payments as at 31 December 2024 due to be paid over to the Plans (2023: $nil, 2022: $nil).

Defined benefit plan costs comprise service cost which is charged to operating profit in selling, general and administrative expenses and net interest cost and administration costs and taxes which are reported as other finance costs.

The defined benefit pension costs charged for the UK and US Plans are $nil (2023: $nil, 2022: $nil).

18.5 Principal actuarial assumptions

The following are the principal financial actuarial assumptions used at the reporting date to determine the UK and US defined benefit obligations and expense.

	2024 % per annum	2023 % per annum	2022 % per annum
UK Plan:			
Discount rate	**5.5**	4.5	4.8
Future salary increases	**n/a**	n/a	n/a
Future pension increases	**3.0**	3.0	3.3
Inflation (RPI)	**3.2**	3.1	3.3
Inflation (CPI)	**2.7**	2.5	2.3
US Plan:			
Discount rate	**n/a**	5.0	5.3
Future salary increases	**n/a**	n/a	n/a
Inflation	**n/a**	n/a	n/a

Actuarial assumptions regarding future mortality are based on mortality tables. The UK uses the S3NA with projections in line with the CMI 2023 table, which places partial weight on post pandemic experience. The Directors will continue to monitor any potential future impact on the mortality assumptions used.

Smith+Nephew Annual Report 2024 237

Group financial statements continued
Notes to the Group accounts continued

18 Retirement benefit obligations continued

The current longevities underlying the values of the obligations in the defined benefit plans are as follows:

	2024 years	2023 years	2022 years
Life expectancy at age 60			
UK Plan:			
Males	**26.6**	26.9	27.4
Females	**29.5**	29.7	30.1
US Plan:			
Males	**n/a**	25.0	24.9
Females	**n/a**	27.2	27.1
Life expectancy at age 60 in 20 years' time			
UK Plan:			
Males	**28.1**	28.4	28.9
Females	**30.9**	31.1	31.5
US Plan:			
Males	**n/a**	25.0	24.9
Females	**n/a**	27.6	27.6

18.6 Sensitivity analysis

The calculation of the defined benefit obligation is sensitive to the assumptions used. The following table summarises the increase/decrease on the UK defined benefit obligation and pension costs as a result of reasonably possible changes in some of the assumptions while holding all other assumptions consistent. The sensitivity to the inflation assumption change includes corresponding changes to the future pension increase assumptions. The analysis does not take into account the full distribution of cash flows expected under the Plan.

	Increase/(decrease) in pension obligation		Increase /(decrease) in pension cost	
$ million	+50bps/+1yr	-50bps/-1yr	+50bps/+1yr	-50bps/-1yr
UK Plan:				
Discount rate	**(25.0)**	**28.0**	–	–
Inflation	**22.0**	**(21.0)**	–	–
Mortality	**18.0**	**(18.0)**	–	–

238

Smith+Nephew Annual Report 2024

18.7 Risk The pension plans expose the Group to the following risks: Interest rate risk Volatility in financial markets can change the calculations of the obligation significantly as the calculation of the obligation is linked to yields on AA rated corporate bonds. A decrease in the bond yield will increase the measure of plan liabilities, although this will be partially offset by increases in the value of matching plan assets such as bonds and insurance contracts. The UK buy-in in June 2023 removed all remaining material pension liability exposure from the balance sheet, hence, eliminating the interest rate risk for the UK Plan. Following the completion of the US buy-out on 4 January 2024, no further interest risk is linked to the valuation of liability for the US Plan as no liability remains in the Plan. Inflation risk The UK Plan is linked to inflation. A high rate of inflation will lead to a higher liability. This risk is managed by holding inflation-linked bonds and an inflation-linked insurance contract in respect of some of the obligation. In the UK, the liability matching portfolio held in conventional and index-linked gilts was transferred into liability driven investments in order to reduce inflation risk. The UK Plan is closed to future accrual which reduces the exposure to this risk. The US Plan is also closed to future accrual and has no other inflation-linkage thus eliminating the exposure to this risk. Following the full UK Pension buy-in in 2023, the residual inflation risks associated with the UK Plan have been transferred to the UK Plan’s Life Insurance Partners. Investment risk If the return on plan assets is below the discount rate, all else being equal, there will be an increase in the Plan deficit. In the UK, following the full buy-in for the UK Plan, the investment risk has been transferred to the UK Plan’s Life Insurer Partners. The US Plan has a dynamic de-risking policy to shift plan assets from return-seeking (growth) assets to liability matching assets over time. The US Pension Plan has an established glide path that is designed to stabilise funding status by reducing the Plan’s exposure to return-seeking assets. Following the completion of the US buy-out on 4 January 2024, no further investment risk is linked to the valuation of liability for the US Plan as no liability remains in the Plan. Longevity risk The present value of the Plan’s defined benefit liability is calculated by reference to the best estimate of the mortality of the Plan participants both during and after their employment. An increase in the life expectancy of plan participants above that assumed will increase the benefit obligation. Following the full buy-in, the UK Plan has entered into insurance contract which covers all of the pensioners’ obligations. Following the completion of the US buy-out on 4 January 2024, there is no further longevity risk linked to the valuation of liability for the US Plan as no liability remains in the Plan. Smith+Nephew Annual Report 2024 239 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Group financial statements continued
Notes to the Group accounts continued

18 Retirement benefit obligations continued

18.8 Funding

A full valuation is performed by actuaries for the Trustees/Pension Committee of each plan to determine the level of funding required. Employer contribution rates, based on these full valuations, are agreed between the Trustees/Pension Committee of each plan and the Group. The assumptions used in the actuarial valuations used for funding purposes may differ from the accounting assumptions set out above.

UK Plan

The most recent full actuarial valuation of the UK Plan was undertaken as at 30 September 2023. Future accruals to the UK Plan ceased as at 31 December 2016. Contributions to the UK Plan in 2024 were $nil (2023: $nil, 2022: $nil). This included supplementary payments of $nil (2023: $nil, 2022: $nil).

Following the completion of the 30 September 2023 valuation, a dynamic contribution mechanism was agreed. The Fund was expected to be in surplus at 30 September 2023, therefore no recovery plan was required. The Fund will meet administrative and other running costs from the surplus, with no expense contributions due from the Company.

In 2023, the Trustees concluded a full buy-in of the UK Defined Benefit Fund. The transaction resulted in a $58m loss being recognised in OCI with $nil cash impact. Following the conclusion of the UK full buy-in, no further contributions are expected from the sponsor company.

US Plan

The most recent full actuarial valuation of the US Plan was undertaken as at 1 January 2022. Future accruals to the US Plan ceased as at 31 March 2014. Contributions to the US Plan were $nil (2023: $nil, 2022: $nil) which represented supplementary payments of $nil (2023: $nil, 2022: $nil).

A premium amount of $245m was paid in cash by the US Plan on 4 January 2024 to settle the annuity purchase agreement with Fidelity & Guaranty Life. $4m of settlement costs were accounted for in 2023 and are linked to the lump sum payments settled in December 2023 of $80m. A $2m credit is recorded in 2024 linked to the annuity purchase contract concluded with Fidelity & Guaranty Life on 4 January 2024.

19 Equity

Accounting policy

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognised as a deduction from equity.

When shares recognised as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

19.1 Share capital

	Ordinary shares (20¢)		Deferred shares (£1.00)		Total
	Thousand	$ million	Thousand	$ million	$ million
Authorised					
At 31 December 2022	1,223,591	245	50	–	245
At 31 December 2023	1,223,591	245	50	–	245
At 31 December 2024	**1,223,591**	**245**	**50**	**–**	**245**
Allotted, issued and fully paid					
At 1 January 2022	885,191	177	50	–	177
Share options	229	–	–	–	–
Shares cancelled	(7,770)	(2)	–	–	(2)
At 31 December 2022	877,650	175	50	–	175
Share options	23	–	–	–	–
At 31 December 2023	877,673	175	50	–	175
Share options	**31**	**–**	**–**	**–**	**–**
At 31 December 2024	**877,704**	**175**	**50**	**–**	**175**

240
Smith+Nephew Annual Report 2024

The deferred shares were issued in 2006 in order to comply with English Company law. They are not listed on any stock exchange and have extremely limited rights and effectively have no value. These rights are summarised as follows: – The holder shall not be entitled to participate in the profits of the Company; – The holder shall not have any right to participate in any distribution of the Company’s assets on a winding-up or other distribution except that after the return of the nominal amount paid up on each share in the capital of the Company of any class other than the deferred shares and the distribution of a further $1,000 in respect of each such share there shall be distributed to a holder of a deferred share (for each deferred share held) an amount equal to the nominal value of the deferred share; – The holder shall not be entitled to receive notice, attend, speak or vote at any general meeting of the Company; and – The Company may create, allot and issue further shares or reduce or repay the whole or any part of its share capital or other capital reserves without obtaining the consent of the holders of the deferred shares. The Group’s objectives when managing capital are to ensure the Group has adequate funds to continue as a going concern and sufficient flexibility within the capital structure to fund the ongoing growth of the business and to take advantage of business development opportunities including acquisitions. The Group determines the amount of capital taking into account changes in business risks and future cash requirements. The Group reviews its capital structure on an ongoing basis and uses share buy-backs, dividends and the issue of new shares to adjust the retained capital. The Group considers the capital that it manages to be as follows: 2024 2023 2022 $ million $ million $ million Share capital 175 175 175 Share premium 615 615 615 Capital redemption reserve 20 20 20 Treasury shares (66) (94) (118) Retained earnings and other reserves 4,521 4,501 4,567 5,265 5,217 5,259 19.2 Treasury shares Treasury shares represent the holding of the Company’s own shares in respect of the Smith & Nephew Employees’ Share Trust and shares bought back as part of the share buy-back programme. No shares were purchased in 2024 and 2023. The Smith & Nephew 2004 Employees’ Share Trust (the Trust) was established to hold shares relating to the long-term incentive plans referred to in the Directors’ Remuneration Report. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the Company. The cost of the Trust is charged to the income statement as it accrues. A dividend waiver is in place in respect of those shares held under the long-term incentive plans. The Trust only accepts dividends in respect of nil-cost options and deferred bonus plan shares. The waiver represents less than 1% of the total dividends paid. Smith+Nephew Annual Report 2024 241 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Group financial statements continued
Notes to the Group accounts continued

19 Equity continued

The movements in Treasury shares and the Employees' Share Trust are as follows:

	Treasury $ million	Employees' Share Trust $ million	Total $ million
At 1 January 2023	67	51	118
Shares transferred from treasury	(13)	13	–
Shares transferred to Group beneficiaries	(1)	(23)	(24)
At 31 December 2023	53	41	94
Shares transferred to Group beneficiaries	**(2)**	**(26)**	**(28)**
At 31 December 2024	**51**	**15**	**66**

	Treasury Number of shares million	Employees' Share Trust Number of shares million	Total Number of shares million
At 1 January 2023	4.3	3.2	7.5
Shares transferred from treasury	(0.8)	0.8	–
Shares transferred to Group beneficiaries	(0.1)	(1.6)	(1.7)
At 31 December 2023	3.4	2.4	5.8
Shares transferred to Group beneficiaries	**(0.1)**	**(1.5)**	**(1.6)**
At 31 December 2024	**3.3**	**0.9**	**4.2**

19.3 Dividends

	2024 $ million	2023 $ million	2022 $ million
The following dividends were declared and paid in the year:			
Ordinary final of 23.1¢ for 2023 (2022: 23.1¢, 2021: 23.1¢) paid 22 May 2024	**202**	201	202
Ordinary interim of 14.4¢ for 2024 (2023: 14.4¢, 2022: 14.4¢) paid 8 November 2024	**125**	126	125
	327	327	327

A final dividend for 2024 of 23.1 US cents per ordinary share was proposed by the Board on 20 February 2025 and will be paid, subject to shareholder approval, on 30 April 2025 to shareholders on the Register of Members on 31 March 2025. The estimated amount of this dividend is $202m. The Group pursues a progressive dividend policy, with the aim of increasing the US Dollar value of ordinary dividends over time broadly based on the Group's underlying growth in earnings, while taking into account capital requirements and cash flows. Future dividends will be dependent upon future earnings, the future financial condition of the Group and the Board's dividend policy. The Board reviews the appropriate level of total annual dividend each year at the time of the full-year results. Smith & Nephew plc, the Parent Company of the Group, is a non-trading investment holding company which derives its distributable reserves from dividends paid by subsidiary companies. The distributable reserves of the Parent Company approximate to the balance on the profit and loss account reserve, less treasury shares and exchange reserves, which at 31 December 2024 amounted to $3,119m.

242
Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

20 Cash flow statement

Accounting policy

In the Group cash flow statement, cash and cash equivalents includes cash at bank, other short-term liquid investments with original maturities of three months or less and bank overdrafts. In the Group balance sheet, cash and cash equivalents includes cash at bank, other short-term liquid investments with original maturities of three months or less and excludes bank overdrafts.

Analysis of net debt including lease liabilities

	Borrowings							
	Overdrafts $ million	Due within one year $ million	Due after one year $ million	Net currency swaps $ million	Net interest swaps $ million	Total liabilities - financing activities $ million	Cash and cash equivalents $ million	Net debt $ million
At 1 January 2022	(5)	(486)	(2,848)	–	–	(3,339)	1,290	(2,049)
Net cash flow/debt movement	1	302	94	(3)	–	394	(931)	(537)
Fair value changes including exchange adjustments	(2)	23	45	3	(13)	56	(9)	47
Corporate bond issuance expense	–	–	3	–	–	3	–	3
IFRS 16 lease liabilities movement	–	7	(6)	–	–	1	–	1
At 31 December 2022	(6)	(154)	(2,712)	–	(13)	(2,885)	350	(2,535)
Net cash flow/debt movement	8	(604)	429	(4)	–	(171)	(48)	(219)
Fair value changes including exchange adjustments	(4)	–	(39)	3	20	(20)	–	(20)
Corporate bond issuance expense	–	–	1	–	–	1	–	1
IFRS 16 lease liabilities movement	–	(6)	3	–	–	(3)	–	(3)
At 31 December 2023	(2)	(764)	(2,318)	(1)	7	(3,078)	302	(2,776)
Net cash flow/debt movement	**1**	**705**	**(1,000)**	**–**	**–**	**(294)**	**331**	**37**
Fair value changes including exchange adjustments	**(1)**	**–**	**46**	**–**	**(13)**	**32**	**(14)**	**18**
Corporate bond issuance expense	**–**	**–**	**9**	**–**	**–**	**9**	**–**	**9**
IFRS 16 lease liabilities movement	**–**	**(2)**	**5**	**–**	**–**	**3**	**–**	**3**
At 31 December 2024	**(2)**	**(61)**	**(3,258)**	**(1)**	**(6)**	**(3,328)**	**619**	**(2,709)**

Smith+Nephew Annual Report 2024

243

Group financial statements continued
Notes to the Group accounts continued

20 Cash flow statement continued

Reconciliation of net cash flow to movement in net debt including lease liabilities

	2024 $ million	2023 $ million	2022 $ million
Net cash flow from cash net of overdrafts	**332**	(40)	(930)
Settlement of currency swaps	**–**	(4)	(3)
Net cash flow from borrowings	**(295)**	(175)	396
Change in net debt from net cash flow	**37**	(219)	(537)
IFRS 16 lease liabilities	**3**	(3)	1
Exchange adjustment	**18**	(20)	47
Corporate bond issuance expense	**9**	1	3
Change in net debt in the year	**67**	(241)	(486)
Opening net debt	**(2,776)**	(2,535)	(2,049)
Closing net debt	**(2,709)**	(2,776)	(2,535)

Cash and cash equivalents

For the purposes of the Group cash flow statement, cash and cash equivalents at 31 December 2024 comprise cash at bank and other short-term liquid investments with original maturities of three months or less and bank overdrafts.

	2024 $ million	2023 $ million	2022 $ million
Cash at bank and other short-term liquid investments with original maturities of three months or less	**619**	302	350
Bank overdrafts	**(2)**	(2)	(6)
Cash and cash equivalents	**617**	300	344

The Group operates in over 100 countries around the world, some of which impose restrictions over cash movement. These restrictions have only a minimal impact on the management of the Group's cash.

Cash outflows/(inflows) arising from financing activities

2024	Repayment of bank loans[1] $ million	Borrowing of bank loans[1] $ million	Proceeds from Corporate Bond issue $ million	Repayment of lease liabilities $ million	Cash outflow/(inflow) from other $ million	Dividends $ million	Purchase of own shares $ million	Proceeds from own shares/issue of ordinary shares $ million	Total $ million
Debt	**705**	**–**	**(1,000)**	**55**	**–**	**–**	**–**	**–**	**(240)**
Equity	**–**	**–**	**–**	**–**	**–**	**327**	**–**	**(1)**	**326**
Total	**705**	**–**	**(1,000)**	**55**	**–**	**327**	**–**	**(1)**	**86**
2023									
Debt	151	(326)	–	52	(4)	–	–	–	(127)
Equity	–	–	–	–	–	327	–	–	327
Total	151	(326)	–	52	(4)	327	–	–	200
2022									
Debt	881	–	(485)	54	(3)	–	–	–	447
Equity	–	–	–	–	–	327	158	(6)	479
Total	881	–	(485)	54	(3)	327	158	(6)	926

1 This includes drawdown and repayment of the syndicated RCF.

244
Smith+Nephew Annual Report 2024

21 Acquisitions Accounting policy The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognised in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognised in profit or loss. Year ended 31 December 2024 On 9 January 2024, the Group completed the acquisition of 100% of the share capital of CartiHeal (2009) Ltd (CartiHeal), the developer of CARTIHEAL◊ AGILI-C◊ , a novel Sports Medicine technology for cartilage regeneration in the knee. The acquisition of this disruptive technology supports our strategy to invest behind our successful Sports Medicine & ENT business unit. The fair value of the consideration amounted to $231m. This is comprised of contingent consideration of $49m, which represents the discounted value of $150m of consideration contingent upon the achievement of a single future financial performance milestone in the next 10 years, and initial cash consideration of $180m adjusted for cash acquired and other liabilities assumed, of which $18m was transferred in to escrow to be released in equal instalments to the seller in 12 and 18 months from completion. The fair value of assets acquired and liabilities assumed is set out below: CartiHeal (2009) Ltd $ million Intangible assets – Product-related and trade name 84 Inventory 1 Cash 6 Other liabilities (2) Trade and other payables (1) Net deferred tax liability (3) Net assets 85 Goodwill 146 Consideration 231 The product-related intangible assets and trade name were valued using a relief-from-royalty methodology with the key inputs being revenue, profit and discount rate. The cash outflow from acquisitions of $186m (2023: $21m) comprises payments of consideration of $177m net of cash acquired (2023: $nil) relating to acquisitions in the current year and payments of deferred and contingent consideration of $9m (2023: $21m) relating to acquisitions completed in prior years. The goodwill represents the control premium, acquired workforce and the synergies expected from integrating CartiHeal into the Group’s existing business. The carrying value of goodwill increased from $2,992m at 31 December 2023 to $3,026m at 31 December 2024. The acquisition in the year ended 31 December 2024 increased goodwill by $146m, this was partially offset by goodwill impairment of $65m and foreign exchange movements of $47m. For the year ended 31 December 2024, the contribution from CartiHeal to the Group’s revenue and profit was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would not have been materially different. Year ended 31 December 2023 No acquisitions were completed in 2023. During 2023, management evaluated the commercial viability of Engage products and concluded that they should be discontinued (see Note 2.2 for further details). Year ended 31 December 2022 On 18 January 2022, the Group completed the acquisition of 100% of the share capital of Engage Uni, LLC (doing business as Engage Surgical), owner of the only cementless unicompartmental (partial) knee system commercially available in the US. The maximum consideration, all payable in cash, is $135m and the provisional fair value consideration is $131m and includes $32m of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Engage Surgical into the Group’s existing business. The majority of the consideration is expected to be deductible for tax purposes. Smith+Nephew Annual Report 2024 245 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

21 Acquisitions continued The fair value of assets acquired and liabilities assumed is set out below: Engage Surgical $ million Intangible assets – Product-related 44 Property, plant and equipment 2 Inventory 2 Trade and other payables (1) Net assets 47 Goodwill 84 Consideration (net of $nil cash acquired) 131 The product-related intangible assets were valued using a relief-from-royalty methodology with the key inputs being revenue, profit and discount rate. The cash outflow from acquisitions of $113m comprises payments of consideration of $89m relating to acquisitions in the current year and payments of deferred and contingent consideration of $24m relating to acquisitions completed in prior years. The carrying value of goodwill increased from $2,989m at 31 December 2021 to $3,031m at 31 December 2022. The acquisition in the year ended 31 December 2022 increased goodwill by $84m, this was partially offset by foreign exchange movements of $42m. For the year ended 31 December 2022, the contribution from Engage Surgical to revenue and to profit was immaterial. If the business combination had occurred at the beginning of the year the contribution to revenue and profit would not have been materially different. Notes to the Group accounts continued Group financial statements continued 246 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

22 Other notes to the accounts

22.1 Share-based payments

Accounting policy

The Group operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value at the grant date is calculated using appropriate option pricing models. The grant date fair value is recognised over the vesting period as an expense, with a corresponding increase in retained earnings.

The Group operates the following equity-settled and employee shareplans: Smith & Nephew Global Share Plan 2010, Smith & Nephew Global Share Plan 2020, Smith & Nephew Share Save Plan (2012) and Smith & Nephew International Share Save Plan (2012). At 31 December 2024, 4,587,000 options (2023: 5,138,000, 2022: 5,202,000) were outstanding with a range of exercise prices from 843 to 1,541 pence.

At 31 December 2024, the maximum number of shares that could be awarded under the Group's long-term incentive plans was 9,899,000 (2023: 8,452,000, 2022: 7,371,000). These include conditional share awards granted to senior employees and equity and performance share awards granted to senior executives under the Global Share Plan 2010 and Global Share Plan 2020.

The expense charged to the income statement for share-based payments for the year is $40m (2023: $39m, 2022: $40m).

22.2 Related party transactions

Trading transactions

In the course of normal operations, the Group traded with its associates detailed in Note 11. The aggregated transactions, which have not been disclosed elsewhere in the financial statements, are $nil (2023: $nil, 2022: $nil).

Key management personnel

The remuneration of Executive Officers (including Executive Directors and Non-Executive Directors) during the year is summarised below:

	2024 $ million	2023 $ million	2022 $ million
Short-term employee benefits	**22**	21	17
Share-based payments expense	**10**	9	10
Pension and post-employment benefit entitlements	**1**	1	2
	33	31	29

Directors' remuneration disclosures are included on pages 136–173.

Retirement benefit schemes

Details of the Group's retirement benefit schemes are set out in Note 18.

23 Post balance sheet events

There have been no events between the balance sheet date, and the date on which the financial statements were approved by the Board, which would require adjustment to the financial statements or any additional disclosures.

Smith+Nephew Annual Report 2024 247

Company balance sheet At 31 December At 31 December 2024 2023 Notes $ million $ million Non-current assets Investments 2 7,092 7,092 Debtors 3 2,408 7 9,500 7,099 Current assets Debtors 3 733 3,317 Cash and cash equivalents 5 487 82 1,220 3,399 Total assets 10,720 10,498 Equity and liabilities Equity attributable to owners of the Company Share capital 175 175 Share premium 615 615 Capital redemption reserve 20 20 Capital reserve 2,266 2,266 Treasury shares (66) (94) Exchange reserve (52) (52) Profit and loss account 3,237 3,479 Total equity 6,195 6,409 Non-current liabilities Borrowings 5 3,124 2,168 Other creditors 4&5 16 – 3,140 2,168 Current liabilities Borrowings 5 2 711 Other creditors 4 1,383 1,210 1,385 1,921 Total liabilities 4,525 4,089 Total equity and liabilities 10,720 10,498 The attributable profit for the year dealt with in the accounts of the Company is $72m (2023: $58m). The accounts were approved by the Board and authorised for issue on 24 February 2025 and signed on its behalf by: Rupert Soames, OBE Deepak Nath, PhD John Rogers Chair Chief Executive Officer Chief Financial Officer Company financial statements 248 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Company statement of changes in equity

	Share capital $ million	Share premium $ million	Capital redemption reserve $ million	Capital reserve $ million	Treasury shares $ million	Exchange reserve $ million	Profit and loss account $ million	Total shareholders' funds $ million
At 1 January 2023	175	615	20	2,266	(118)	(52)	3,733	6,639
Attributable profit for the year	–	–	–	–	–	–	58	58
Equity dividends paid in the year	–	–	–	–	–	–	(327)	(327)
Share-based payments recognised[1]	–	–	–	–	–	–	39	39
Cost of shares transferred to beneficiaries	–	–	–	–	24	–	(24)	–
At 31 December 2023	175	615	20	2,266	(94)	(52)	3,479	6,409
Attributable profit for the year	**–**	**–**	**–**	**–**	**–**	**–**	**72**	**72**
Equity dividends paid in the year	**–**	**–**	**–**	**–**	**–**	**–**	**(327)**	**(327)**
Share-based payments recognised[1]	**–**	**–**	**–**	**–**	**–**	**–**	**40**	**40**
Cost of shares transferred to beneficiaries	**–**	**–**	**–**	**–**	**28**	**–**	**(27)**	**1**
At 31 December 2024	**175**	**615**	**20**	**2,266**	**(66)**	**(52)**	**3,237**	**6,195**

1 The Company operates a number of equity-settled executive and employee share plans. For all grants of share options and awards, the fair value as at the date of grant is calculated using an appropriate option pricing model and the corresponding expense is recognised over the vesting period. Subsidiary companies are recharged for the fair value of share options that relate to their employees. The disclosure relating to the Company is detailed in Note 22.1 of the Notes to the Group accounts.

Further information on the share capital of the Company can be found in Note 19.1 of the Notes to the Group accounts.

The total distributable reserves of the Company approximate to the balance on the profit and loss account reserve, less treasury shares and exchange reserves, which at 31 December 2024 amounted to $3,119m (2023: $3,333m). In accordance with the exemption permitted by Section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account.

Fees paid to Deloitte for audit and non-audit services to the Company itself are not disclosed in the individual accounts because Group financial statements are prepared which are required to disclose such fees on a consolidated basis. The fees for the consolidated Group are disclosed in Note 3.2 of the Notes to the Group accounts.

Smith+Nephew Annual Report 2024
249

1 Basis of preparation Smith & Nephew plc (the “Company”) is a public limited company incorporated in England and Wales. The separate accounts of the Company are presented as required by the Companies Act 2006. These financial statements and accompanying notes have been prepared in accordance with the Financial Reporting Standard 101 Reduced Disclosure Framework (‘Reduced Disclosure Framework’) for all periods presented. The financial information for the Company has been prepared on the same basis as the consolidated financial statements, applying identical accounting policies as outlined throughout the Notes to the Group accounts. The Directors have determined that the preparation of the Company financial statements on a going concern basis is appropriate as the Company receives dividend cash receipts from its subsidiary undertakings which enable it to meet its liabilities as they fall due. In applying these policies, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. In these financial statements, the Company has applied the exemptions available under FRS 101 in respect of the following disclosures: – A cash flow statement and related notes; – Comparative period reconciliations for share capital and tangible fixed assets; – Disclosures in respect of transactions with wholly-owned subsidiaries; – Disclosures in respect of capital management; – The effects of new but not yet effective IFRSs; and – Disclosures in respect of the compensation of key management personnel. As the consolidated financial statements include the equivalent disclosures, the Company has also taken the exemptions under FRS 101 available in respect of the following disclosures: – IFRS 2 Share Based Payments in respect of Group-settled share-based payments; and – Certain disclosures required by IFRS 13 Fair Value Measurement and the disclosures required by IFRS 7 Financial Instrument Disclosures. The Company proposes to continue to adopt the Reduced Disclosure Framework of FRS 101 in its next financial statements. The Company’s accounting policies do not include any critical judgements and estimates. During the year, the Company made certain presentational changes to the balance sheet, however no significant rearrangements have been made. 2 Investments Accounting policy Investments in subsidiaries are stated at cost less provision for impairment. 2024 2023 $ million $ million At 1 January and 31 December 7,092 7,092 Investments represent holdings in subsidiary undertakings. In accordance with Section 409 of the Companies Act 2006, a listing of all entities invested in by the consolidated Group is provided in Note 8. Notes to the Company accounts Company financial statements continued 250 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

3 Debtors

	2024 $ million	2023 $ million
Current		
Amounts owed by subsidiary undertakings	**664**	3,284
Prepayments and accrued income	**6**	6
Current asset derivatives – forward foreign exchange contracts	**46**	25
Current asset derivatives – forward foreign exchange contracts – subsidiary undertakings	**16**	–
Current asset derivatives – currency swaps	**1**	2
	733	3,317
Non-current		
Amounts owed by subsidiary undertakings	**2,398**	–
Non-current asset derivatives – interest rate swaps	**10**	7
	2,408	7

Allowance losses on amounts owed by subsidiary undertakings are calculated by reviewing 12-month expected credit losses using historic and forward-looking data on credit risk. The loss allowance expense for the year was de minimis (2023: de minimis).

In 2024, the Company reclassified certain amounts owed by subsidiary undertakings from current to non-current debtors to reflect expectations for realisation of the amounts as a result of as a result of revised contractual terms.

4 Other creditors

	2024 $ million	2023 $ million
Current		
Amounts owed to subsidiary undertakings	**1,286**	1,158
Other creditors	**33**	24
Current liability derivatives – forward foreign exchange contracts	**16**	–
Current liability derivatives – forward foreign exchange contracts – subsidiary undertakings	**46**	25
Current liability derivatives – currency swaps	**2**	3
	1,383	1,210
Non-current		
Non-current liability derivatives – interest rate swaps	**16**	–
	16	–

5 Cash and borrowings

Accounting policy
Financial instruments
Currency swaps are used to match foreign currency assets with foreign currency liabilities. They are initially recorded at fair value and then for reporting purposes remeasured to fair value at exchange rates and interest rates at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments are recognised in the profit and loss account as they arise.

	2024 $ million	2023 $ million
Bank loans, borrowing and overdrafts due within one year or on demand	**2**	711
Borrowings due after one year	**3,124**	2,168
Borrowings	**3,126**	2,879
Cash and cash equivalents	**(487)**	(82)
Credit/(debit) balance on derivatives – interest rate swaps	**6**	(7)
Net debt	**2,645**	2,790

All currency swaps are stated at fair value. These currency swaps have notional values of Gross US Dollar equivalents of $453m (2023: $548m) receivable and $455m (2023: $549m) payable. Currency swaps comprise foreign exchange swaps and were used in 2024 and 2023 to hedge intra-group loans.

Smith+Nephew Annual Report 2024 251

Company financial statements continued
Notes to the Company accounts continued

6 Contingencies

	2024 $ million	2023 $ million
Guarantees in respect of subsidiary undertakings	–	–

The Company gives guarantees to banks to support liabilities and cross guarantees to support overdrafts.

The Company operated defined benefit pension plans in 2004 but at the end of 2005 its pension plan obligations were transferred to Smith & Nephew UK Limited. The Company has provided guarantees to the trustees of the pension plans to support future amounts due from participating employers (see Note 18 of the Notes to the Group accounts).

7 Deferred taxation

The Company has gross unused capital losses of $120m (2023: $79m) available for offset against future chargeable gains. No deferred tax asset has been recognised on these unused losses as they are not expected to be realised in the foreseeable future.

8 Group companies

In accordance with Section 409 of the Companies Act 2006, a full list of subsidiaries, associates, joint arrangements, joint ventures and partnerships are listed below as at 31 December 2024, including their country of incorporation. All companies are 100% owned, unless otherwise indicated. The share capital disclosed comprises ordinary shares which are indirectly held by Smith & Nephew plc, unless otherwise stated.

Company name	Country of operation and incorporation	Registered Office
UK		
Additive Instruments Limited	England & Wales	Watford
Michelson Diagnostic Limited[3] (6.4%)	England & Wales	Nottingham
Neotherix Limited[3] (24.9%)	England & Wales	York
Smith & Nephew (Overseas) Limited[1,4]	England & Wales	Watford
Smith & Nephew Beta Limited[2]	England & Wales	Watford
Smith & Nephew China Holdings UK Limited[1]	England & Wales	Watford
Smith & Nephew Employees Trustees Limited[2]	England & Wales	Watford
Smith & Nephew ESN Limited[2]	England & Wales	Watford
Smith & Nephew Extruded Films Limited[2]	England & Wales	Hull
Smith & Nephew Finance[2]	England & Wales	Watford
Smith & Nephew Finance Oratec[2]	England & Wales	Watford
Smith & Nephew Healthcare Limited[2]	England & Wales	Hull
Smith & Nephew Investment Holdings Limited[1]	England & Wales	Watford
Smith & Nephew Lilia Limited[2]	England & Wales	Watford
Smith & Nephew Medical Fabrics Limited[2]	England & Wales	Watford
Smith & Nephew Medical Limited	England & Wales	Hull
Smith & Nephew Nominee Company Limited[2]	England & Wales	Watford
Smith & Nephew Nominee Services Limited[2]	England & Wales	Watford
Smith & Nephew Orthopaedics Limited	England & Wales	Watford
Smith & Nephew Pharmaceuticals Limited[2]	England & Wales	Hull
Smith & Nephew Raisegrade Limited[1,2]	England & Wales	Watford
Smith & Nephew Rareletter Limited[2]	England & Wales	Watford
Smith & Nephew Trading Group Limited[1]	England & Wales	Watford
Smith & Nephew UK Executive Pension Scheme Trustee Limited[2]	England & Wales	Watford
Smith & Nephew UK Limited[1,4]	England & Wales	Watford
Smith & Nephew UK Pension Fund Trustee Limited[2]	England & Wales	Watford
Smith & Nephew USD Limited[1]	England & Wales	Watford
Smith & Nephew USD One Limited[1]	England & Wales	Watford
T.J.Smith and Nephew, Limited	England & Wales	Hull
The Albion Soap Company Limited[2]	England & Wales	Watford
TP Limited[1]	Scotland	Edinburgh
Rest of Europe		
Smith & Nephew GmbH	Austria	Vienna
Smith & Nephew S.A.-N.V	Belgium	Zaventem
Smith & Nephew A/S	Denmark	Kobenhavn
Smith & Nephew Oy	Finland	Helsinki
Smith & Nephew France SAS[1]	France	Neuilly-sur-Seine
Smith & Nephew S.A.S.	France	Neuilly-sur-Seine
Smith & Nephew Business Services GmbH & Co. KG[1]	Germany	Hamburg
Smith & Nephew Business Services Verwaltungs GmbH	Germany	Hamburg
Smith & Nephew Deutschland (Holding) GmbH[1]	Germany	Hamburg
Smith & Nephew GmbH	Germany	Hamburg
Smith & Nephew Orthopaedics GmbH	Germany	Tuttlingen
Smith & Nephew Robotics GmbH	Germany	Munich
Smith & Nephew (Ireland) Trading Limited	Ireland	Dublin
Smith & Nephew S.r.l.	Italy	Milan
Smith & Nephew International S.A.[1]	Luxembourg	Luxembourg
Smith & Nephew (Europe) B.V.[1]	Netherlands	Amsterdam, 2132NP
Smith & Nephew B.V.	Netherlands	Amsterdam, 2132NP
Smith & Nephew Nederland CV	Netherlands	Amsterdam, 2132NP

252
Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Company name	Country of operation and incorporation	Registered Office
Smith & Nephew Operations B.V.	Netherlands	Amsterdam, 2132NP
Serda B.V.[3] (48.32%)	Netherlands	Amsterdam, 1105BP
Smith & Nephew AS	Norway	Oslo
Smith & Nephew sp. z.o.o.	Poland	Warsaw
Smith & Nephew Lda	Portugal	Forte da Casa
S&N ORION PRIME, S.A.	Portugal	Coimbra
DC LLC	Russian Federation	Puschino
Smith & Nephew LLC	Russian Federation	Moscow
Smith & Nephew S.A.U	Spain	Barcelona
Smith & Nephew Aktiebolag	Sweden	Molndal
Lumina Adhesives AB[3] (1.59%)	Sweden	Gothenburg
Atracsys Sàrl	Switzerland	Puidoux
Plus Orthopedics Holding AG[1]	Switzerland	Zug
Smith & Nephew Manufacturing AG	Switzerland	Aarau
Smith & Nephew Orthopaedics AG[1]	Switzerland	Zug
Smith & Nephew Schweiz AG	Switzerland	Zug
Smith & Nephew AG	Switzerland	Zug
Smith & Nephew Orthopaedics AG Aarau Branch[5]	Switzerland	Aarau
US		
Arthrocare Corporation	United States	Wilmington
Ascension Orthopedics, Inc.	United States	Wilmington
Austin Miller Trauma LLC	United States	Wilmington
Bioventus Inc.[3,6] (27.13%)	United States	Wilmington
Bioventus LLC[3,7] (9.54%)	United States	Wilmington
Blue Belt Technologies, Inc.	United States	Philadelphia
CartiHeal Inc.	United States	Wilmington
Ceterix Orthopaedics, Inc.	United States	Wilmington
Engage Uni LLC	United States	Wilmington
Integrated Shoulder Collaboration, Inc.	United States	Wilmington
IntraFuse LLC Investment [3] (42.16%)	United States	Utah
Leaf Healthcare Inc.	United States	Wilmington
Miach Orthopaedics, Inc[3] (8.22%)	United States	Dover GD
Osiris Therapeutics, Inc.	United States	Timonium
Rotation Medical, Inc.	United States	Wilmington
Sinopsys Surgical, Inc.[3] (1.44%)	United States	Wilmington
Smith & Nephew Consolidated, Inc.[1]	United States	Wilmington
Smith & Nephew, Inc.[1]	United States	Wilmington
Trice Medical Inc.[3] (0.5%)	United States	Wilmington 19808
Tusker Medical, Inc.	United States	Wilmington
Africa, Asia, Australasia and Other Americas		
Smith & Nephew Argentina S.R.L.[2]	Argentina	Buenos Aires
Smith & Nephew Pty Limited	Australia	Macquarie Park
Smith & Nephew Surgical Holdings Pty Limited[1,2]	Australia	Macquarie Park

Company name	Country of operation and incorporation	Registered Office
Smith & Nephew Surgical Pty Limited[2]	Australia	Macquarie Park
Smith & Nephew Comercio de Produtos Medicos LTDA	Brazil	São Paulo
Smith & Nephew Comercio de Produtos Medicos LTDA, Diadema Branch[5]	Brazil	Diadema
Smith & Nephew Comercio de Produtos Medicos LTDA, Rio de Janeiro Branch[5]	Brazil	Rio de Janeiro
Smith & Nephew Comercio de Produtos Medicos LTDA, São José dos Campos Branch[5]	Brazil	São José
Smith & Nephew Inc.[1]	Canada	Ontario
Smith & Nephew Finance Holdings Limited[4]	Cayman Islands	George Town 1104
TEAMfund, LP[3] (6.765%)	Cayman Islands	George Town 9008
Smith & Nephew Chile SpA[2]	Chile	Chile
Plus Orthopedics (Beijing) Co. Limited[2]	China	Shunyi District, Beijing
Smith & Nephew Medical (Shanghai) Limited	China	Shanghai Ao Na Rd
Smith & Nephew Medical (Shanghai) Limited Beijing Branch[5]	China	Dong Cheng
Smith & Nephew Medical (Shanghai) Limited Chengdu Branch[5]	China	Wu Hou
Smith & Nephew Medical (Shanghai) Limited Guangzhou Branch[5]	China	Yue Xiu
Smith & Nephew Medical (Shanghai) Limited Shanghai Branch[5]	China	Jing'an
Smith & Nephew Medical (Shanghai) Limited Shanghai Second Branch[5]	China	Shanghai Xin Jin Qiao Rd
Smith & Nephew Medical (Suzhou) Limited	China	Suzhou City
Smith & Nephew Orthopaedics (Beijing) Co., Ltd	China	Kechuang Dongliujie
S&N Holdings SAS[1]	Colombia	Bogota
Smith & Nephew Colombia S.A.S	Colombia	Bogota
ArthroCare Costa Rica Srl	Costa Rica	Alajuela
Smith & Nephew Curaçao N.V.[2]	Curaçao	Willemstad
Smith & Nephew Beijing Holdings Limited[1]	Hong Kong	Hong Kong
Smith & Nephew Limited	Hong Kong	Hong Kong
Smith & Nephew Suzhou Holdings Limited[1]	Hong Kong	Hong Kong
Smith & Nephew GBS Private Limited	India	Pune
Smith & Nephew Healthcare Private Limited	India	Mumbai
Smith & Nephew KK	Japan	Tokyo
Smith & Nephew Chusik Hoesia	Korea, Republic of	Seoul
Smith & Nephew Healthcare Sdn. Bhd	Malaysia	Kuala Lumpur
Smith & Nephew Operations Sdn. Bhd	Malaysia	Kuala Lumpur
Smith & Nephew Services Sdn. Bhd	Malaysia	Kuala Lumpur
Smith & Nephew S.A. de C.V.	Mexico	Mexico City
Smith & Nephew Limited[1]	New Zealand	Auckland
Smith & Nephew Superannuation Scheme Limited	New Zealand	Auckland

Smith+Nephew Annual Report 2024
253

Company financial statements continued
Notes to the Company accounts continued

8 Group companies continued

Company name	Country of operation and incorporation	Registered Office
Smith & Nephew (Overseas) Limited Philippines Branch[2,5]	Philippines	Manila
Smith & Nephew, Inc.	Puerto Rico	San Juan
Smith & Nephew USD Limited Office for Technical & Scientific Services[5]	Saudi Arabia	Riyadh
Branch of Smith & Nephew Regional Headquarter Company[5]	Saudi Arabia	Riyadh 13244
Smith & Nephew Asia Pacific Pte. Limited[1]	Singapore	Singapore
Smith & Nephew Pte Limited	Singapore	Singapore
Smith & Nephew (Pty) Limited[1]	South Africa	Westville
Smith & Nephew Pharmaceuticals (Proprietary) Limited[2]	South Africa	Westville
Smith & Nephew (Overseas) Limited Taiwan Branch[5]	Taiwan	Taipei
Smith & Nephew Limited	Thailand	Huai Khwang District, Bangkok
Smith ve Nephew Medikal Cihazlar Ticaret Limited Sirketi	Turkey	Istanbul
Smith & Nephew FZE	United Arab Emirates	Jebel Ali, Dubai
Smith & Nephew FZE (DHCC Branch)[5]	United Arab Emirates	HealthCare City, Dubai
The Representative Office Of Smith & Nephew Asia Pacific Pte. Limited	Vietnam	Ho Chi Minh City
CartiHeal Ltd[1]	Israel	Kfar Saba

1 Holding company.
2 Dormant company.
3 Not 100% owned by Smith & Nephew Group.
4 Directly owned by Smith & Nephew plc.
5 Branch of a company in Smith & Nephew Group.
6 Represents 27.13% voting rights and 7.68% economic interest.
7 Represents 9.54% economic interest.

Registered Office addresses

UK	
Watford	Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE
Nottingham	80 Mount Street , Cumberland Court, Nottingham , NG1 6HH.
York	25, Carr Lane, York, YO26 5HT
Hull	101 Hessle Road, Hull, HU3 2BN
Edinburgh	4th Floor, 115 George Street, Edinburgh, EH2 4JN
Rest of Europe	
Vienna	Concorde Business Park, C3, 2320, Schwechat, Austria
Zaventem	Ikaroslaan 45, 1930 Zaventem, Belgium
Kobenhavn	Kay Fiskers Plads 9, 1. 2300. Kobenhavn S, Denmark
Helsinki	Lentäjäntie 1, 01530 Vantaa, Finland
Neuilly-sur-Seine	40-52, Boulevard du Parc, 92200 Neuilly-sur-Seine, France
Hamburg	Friesenweg 30, 22763, Hamburg, Germany
Munich	Rosenheimer Straße 116, Munich, 81669, Germany

Registered Office addresses

Tuttlingen	Alemannenstrasse 14, 78532, Tuttlingen, Germany
Dublin	9 Clare Street, Dublin 2, D02 HH30, Ireland
Milan	Sesto San Giovanni (MI) Viale T. Edison 110 CAP 20099 Italy
Amsterdam 2132NP	Bloemlaan 2, 2132NP, Hoofddorp, The Netherlands
Amsterdam 1105BP	Paasheuvelweg 25, 1105BP, Amsterdam, The Netherlands
Oslo	Snaroyveien 36, FORNEBU, 1364, Norway
Warsaw	Ul Osmanska 12, 02-823, Warsaw, Poland
Forte da Casa	Rua do Parque Tejo, numbers 7, 7-A and 7-B 2625-437 Forte da Casa, Povoa de Santa Iria and Forte da Casa, Vila Franca de Xira, Portugal
Coimbra	Rua Pedro Nunes, Instituto Pedro Nunes, Edificio IPN-D, 3030-199, Coimbra, Portugal
Moscow	2nd Syromyatnichesky Lane, 9th floor, Premises 1, Room 1, Moscow, 105120, Russian Federation
Puschino	8/1 Stroiteley Street, 142290, City of Puschino, Moscow Region, Russian Federation
Barcelona	Edificio Conata I, c/Fructuos Gelabert 2 y 4, San Joan Despi – 08970, Barcelona, Spain
Molndal	Krokslatts fabriker 39 431 37 Molndal, Sverige, Sweden
Gothenburg	Varbergsgatan 2A/412 65 Göteborg, Sweden
Puidoux	Route du Verney 20, 1070, Puidoux, Switzerland
Zug	Theilerstrasse 1A, 6300, Zug, Switzerland
Aarau	Schachenallee 29, 5000, Aarau, Switzerland
US	
Wilmington	CT Corporation, 1209 Orange Street, Wilmington DE 19801, USA
Philadelphia	CT Corporation 1515 Market Street, Philadelphia, PA 19102, USA
Wilmington 19808	251 Little Falls Drive, Wilmington DE 19808, USA
Dover GD	160 Greentree Drive, Suite 101, Dover, DE, 19904, USA
Pennsylvania	63 Burke Road, Cranberry Township, Butler County PA 16066, USA
Timonium	CT Corp. 2405 York Road, Suite 201, Lutherville Timonium, MD 21093, USA
Utah	P.O. Box 6008, North Logan, UT 84341, USA
Phoenix	CT Corporation System, 3800 North Central Avenue, Suite 460, Phoenix AZ 85012, USA
Africa, Asia, Australasia and Other Americas	
Buenos Aires	Maipu 1300, 13th Floor, Buenos Aires, Argentina
Macquarie Park	Suite 1.01, Level 1, Building B, Pinnacle Office Park, 4 Drake Avenue, Macquarie Park, NSW 2113, Australia
São Paulo	Av. das Nações Unidas, 14171- 23º andar – Torre C-Crystal, Vila Gertrudes, São Paulo, CEP 043794-000, Brazil
Diadema	Avenida Fagundes de Oliveira, 538, Piraporinha, Mbigucci Diadema Business Park, Module B21 and B22, City of Diadema São Paulo CEP 09950-300 Brazil
Rio de Janeiro	Rua Francisco de Sousa e Melo, 1590, Galpao 3 Armazem 103 parte, Bairro Cordovil, Rio de Janeiro, CEP 21010-900, Brazil

254
Smith+Nephew Annual Report 2024

9 Subsidiary undertakings exempt from audit The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006 for the year ended 31 December 2024: – Additive Instruments Limited (Registration number: 12323687) – Smith & Nephew China Holdings UK Limited (Registration number: 9152387) – Smith & Nephew Investment Holdings Limited (Registration number: 384546) – Smith & Nephew Trading Group Limited (Registration number: 681256) – Smith & Nephew USD One Limited (Registration number: 10428326) – TP Limited (Registration number: SC005366) Registered Office addresses São José Rua Dionizio Chinelato Nr. 100 – Complemento Galpão 01 – Sala o1 CEP 12.238-578 Bairro – Eldorado, Municipio São José dos Campos SP Ontario 2280 Argentia Road, , Mississauga ON L5N 6H8, Canada Chile Alonso de Cordova 5320 OF 1401 PS14, Las Condes, Rol 751-76, Santiago, Chile Georgetown 1104 c/o Maples Corporate Services Limited, P.O. Box 309, Ugland house, Grand Cayman, KY1-1104, Cayman Islands Georgetown 9008 Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands Chao Yang District, Beijing Room 17-021, Internal B17 floor, B3-24th floor, No 3 Xin Yuan South Rd, Chao Yang District, Beijing, China Shunyi District, Beijing 22 Linhe Avenue, Linhe Economic Development Zone, Shunyi District, Beijing, 101300, China Shanghai Ao Na Rd Part B, 4th Floor, Tong Yong Building, No 188 Ao Na Rd, Shanghai Free Trade Test Zone, Shanghai, China Dong Cheng District Unit B1, 2/F, Tower A, East Gate Plaza No.9, Dongshong Street Dong Cheng District, Beijing, China Wu Hou District No 5. 15th Floor, Unit 1, Building, 1 Li Bao Building, No 62 North Ke Hua Rd, Wu Hou District, Chengdu, China Yue Xiu District Room 2503, No 33, 6th Jian She Rd, Yue Xiu District, Guang Zhou, China Jing’an District Unit 09, Nominal Level 12 (Actual Level 11), Central Section of Bohua Square Office Tower, No. 669 Xinzha Road, Jing’an District, Shanghai, China Shanghai Xin Jin Qiao Rd Room 102, Floor 1, Building 3 (B1), No. 1599, Xin Jin Qiao Road China (Shanghai) Pilot Free Trade Zone, Shanghai, China Suzhou City 12, Wuxiang Road, West Area of Comprehensive Bonded Zone, Suzhou Industrial Park, Suzhou City, SIP, Jiangsu Province, China Riyadh Business Gate Exit 8 Airport Road, Riyadh, Saudi Arabia Riyadh 13244 7555- Muhammad AI Barwadi Qurtubah, Riyadh 2474- 13244, Unit Number 301, Kingdom of Saudi Arabia Kechuang Dongliujie No. 98 Kechuang Dongliujie, Beijing Economic and Technical Development Area, Beijing, China Bogota Calle 100 No. 7 – 33 to 1 P3, Bogota D.C., Colombia Alajuela Building B32, 50 meters South of Revisión Téchnica Vehicular, Province de Alajuela, Canton Alajuela, Coyol Free Zone, District San José, Costa Rica Registered Office addresses Willemstad Pietermaai 15, PO Box 4905, Curaçao Hong Kong Unit 813 – 816, 8/F, Delta House, 3 On Yiu Street, Shatin, New Territories, Hong Kong Pune Podium Floor Tower 4, World Trade Center S No1 Kharadi, Pune, Maharashtra-MH, 411014, India Mumbai 501-B – 509-B Dynasty Business Park, Andheri Kurla Road, Andheri East, Mumbai-59, Maharashtra, India Tokyo 14th Floor, World Trade Center Building South Tower, 2-4-1 Hamamatsucho, Minato-ku, Tokyo, 105-5114, Japan Seoul 13th Floor, ASEM Tower, Gangnam-gu 13th Floor, ASEM Tower, 159-1 Samsung-dong, Seoul, Korea Kuala Lumpur Level 25, Menara Hong Leong, NO. 6 Jalan Damanlela Bukit Damansara Kuala Lumpur W.P. 50490 Kuala Lumpur, Malaysia Mexico City Av. Insurgentes Sur, numero 1602, Piso No.7, Oficina 702, Colonia Credito, Constructor, Delegacion Benito Juarez, C.P. 03940, Mexico Auckland 621 Rosebank Road, Avondale, Auckland, 1026, New Zealand Manila 6/F Alfaro St, Salcedo Village, Makati City, Metro Manila, Philippines San Juan Edificio Cesar Castillo, Calle Angel Buonomo #361, Hato Rey, 00917, Puerto Rico Singapore 29 Media Circle, #06-05, Alice@Mediapolis, Singapore, 138565, Singapore Westville 30 The Boulevard, Westway Office Park, Westville, 3629, South Africa Taipei 9F-2, No. 50, Sec. 1, Xinsheng South Road, Zhongzheng District Taipei City 10059, Taiwan Huai Khwang District, Bangkok 16th Floor Building A, 9th Tower Grand Rama 9, 33/4 Rama 9 Road, Huai Khwang District, Bangkok, 10310, Thailand Istanbul Mahmutbey Mahallesi, 2538. Sokak, Kısık Plaza Apt. No:6/Z1, Istanbul, Bağcılar, Turkey Jebel Ali, Dubai PO Box 16993 LB02016, Jebel Ali, Dubai, United Arab Emirates HealthCare City, Dubai Floor 1, Building 52, Dubai Healthcare City, Dubai, United Arab Emirates Ho Chi Minh City Room 02, 18th floor, TNR building, 180-192, Nguyen Cong Tru street, Nguyen Thai Binh Ward, District 1, Ho Chi Minh City, Vietnam Kfar Saba 17 Atir Yeda St, Kfar Saba, 4464313, Israel Smith+Nephew Annual Report 2024 255 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Other information Business overview and Group history Smith+Nephew’s operations have been organised into three global business units (previously franchises) (Orthopaedics, Sports Medicine & ENT and Advanced Wound Management) within the medical technology industry. The Group has a history dating back more than 160 years to the family enterprise of Thomas James Smith who opened a small pharmacy in Hull, UK, in 1856. Following his death in 1896, his nephew Horatio Nelson Smith took over the management of the business. By the late 1990s, Smith+Nephew had expanded into being a diverse healthcare company with operations across the globe, producing various medical devices, personal care products and traditional and advanced wound care treatments. In 1998, Smith+Nephew announced a major restructuring to focus management attention and investment on three global business units – Advanced Wound Management, Endoscopy and Orthopaedics – which offered high growth and margin opportunities. In 2011, the Endoscopy and Orthopaedics businesses were brought together to create an Advanced Surgical Devices division. In 2015, the Advanced Wound Management and Advanced Surgical Devices divisions were brought together to form a global business across nine product franchises. Smith+Nephew was incorporated and listed on the London Stock Exchange in 1937 and in 1999 the Group was also listed on the New York Stock Exchange. In 2001, Smith+Nephew became a constituent member of the FTSE 100 index in the UK. This means that Smith+Nephew is included in the top 100 companies traded on the London Stock Exchange measured in terms of market capitalisation. Today, Smith+Nephew is a public limited company incorporated and headquartered in the UK and carries out business around the world. Cybersecurity risk management and governance Cyber-attacks are acknowledged to be a growing threat across all industries. There is likely to be an increased risk of information security or cybersecurity incidents, including cyber-attacks as a result of increased global tensions. The Group has adopted a holistic strategy which seeks to protect our data, people, products, and customers through a combination of people, processes, and technology. We are investing in additional technologies and engage third-party expertise for added support. Our dedicated cybersecurity team is led by a CISSP-certified Chief Information Security Officer (CISO) with over 25 years of experience. We manage the risk of evolving threats through proactive measures and continuous updates to our defences. Our hybrid security strategy covers potential entry points, including networks, systems, applications, and devices, which aims to ensure protection for the Group and create a resilient defence against cyber threats. The CISO actively participates in Audit Committee and Executive Committee meetings. They are also responsible for offering updates and oversight on the information and cybersecurity strategy and reporting material cybersecurity risks and mitigation strategies to the Board and its subcommittees. Additionally, the CISO chairs a subcommittee comprised of business stakeholders, including, but not limited to legal, compliance, finance, internal audit, risk management and human resources. The committee has overall approval and sign-off of security and privacy policies, which allows for focused discussions and strategy alignment for both security and privacy. The committee provides necessary updates to the Board where required. The Group’s cybersecurity Group information Related Party transactions Except for transactions with associates (see Note 22.2 of Notes to the Group accounts), no other related party had material transactions or loans with Smith+Nephew over the last three financial years. Properties The table below summarises the main properties which the Group uses and their approximate areas. Approximate area (square feet 000s) Group Head Office and surgical training facility in Watford, UK 60 Manufacturing and office facilities in Memphis, Tennessee, US 886 Wound management manufacturing, research and office facility in Hull, UK 473 Surgical training and office facilities in Memphis, Tennessee, US 292 Manufacturing facility in Suzhou, China 288 Manufacturing facility in Penang, Malaysia 250 Manufacturing facility in Alajuela, Costa Rica 243 Manufacturing facility in Oklahoma City, Oklahoma, US 155 Research & development and office facility in Austin, Texas, US 125 Manufacturing facility in Aarau, Switzerland 116 Logistics facility in Lawrenceville, US 115 Office facilities in Andover, Massachusetts, US 112 Manufacturing facility in Beijing, China 109 Manufacturing facility in Ft Worth, US 108 Manufacturing facility in Mansfield, Massachusetts, US 98 Research & development facility in Pittsburgh, Pennsylvania, US 65 Office facility in Sant Joan, Spain 50 Warehouse in Shanghai, China 48 Business services centre in Pune, India 46 Manufacturing, Office facilities and laboratory space in Kfar Saba, Israel 8 The Group Global Operations strategy includes ongoing assessment of the optimal facility footprint. The Orthopaedics manufacturing facilities in Memphis are largely freehold, a portion of Tuttlingen and the Advanced Wound Management facilities in Hull are freehold, while other locations are leasehold. The Group has freehold and leasehold interests in real estate in other countries throughout the world, but no other is individually significant to the Group. Where required, the appropriate governmental authorities have approved the facilities. 256 Smith+Nephew Annual Report 2024 risk management processes, which include assessment, documentation and treatment, have been integrated into our overall enterprise risk management system. This is achieved through both the top-down process driven by our Executive Committee which have identified Cybersecurity as one of our principal risks as well as the bottom-up IT risk register maintained by members of the cybersecurity team (refer to page 79 for additional detail on the Group’s risk management process). Further, the cybersecurity function has defined processes for handling information security and cybersecurity incidents, incorporating analysis and prioritisation mechanisms aligned with enterprise risk management. During an incident, the information security team continuously monitors and assesses the impact on the organisation. Predefined thresholds trigger the formation of a subcommittee, bringing together a cross-functional team which includes information security, information technology, legal, compliance and communications expertise. This subcommittee manages the assessment of materiality, invocation of crisis management, Executive Committee and Board engagement, and assessment of requirements for regulatory notifications. In the event of a major cybersecurity incident, including those with a material impact on the Group, the CISO, supported by internal and/or external legal advisers and other third-party specialist advisers as appropriate, co-ordinates the engagement on the cyber incident response with the executive and crisis management teams. The CISO is also a key member of the crisis management team who supports on co-ordinating and communicating with the Board. Recognising cybersecurity as a multifaceted discipline, the Group emphasises a continuous improvement approach, measured via annual security assessments, penetration testing, vulnerability scanning and audits using a dedicated 24x7 security platform and monitoring through the internal audit function. The Group uses a wide variety of information systems, programmes, and technology to secure and manage its business. The Group also develops and sells digitally enabled products, some of which connect to networks and/or the internet. Layered security is implemented to prevent, detect, and respond to threats to minimise the risk and disruption of intrusions. Access to systems and services are protected using multi-factor authentication over Virtual Private Networks (VPN) connected back into the Group network to safeguard remote access. Robust governance practices are in place across the information security and cyber function, including an assessment of suppliers’ and vendors’ security and compliance posture prior to the onboarding and activation of any service. Active monitoring of third-party providers is implemented on a 24x7 basis, by utilising a dedicated service via a market-leading third party, reducing the risk of supply chain attacks. The information and cybersecurity function conducts an annual mandatory information security awareness training programme for Group employees, covering topics such as physical security, email security, data privacy, ransomware guidance, phishing and general online safety. While the Group strives for effective governance and measures, there is no assurance against future interruptions that could potentially disrupt business operations, divert staff resources and attention and materially adversely affect the organisation’s performance. Throughout 2024, there were no cybersecurity incidents identified which materially affected or are reasonably likely to materially affect the Group’s business strategy, results of operations or financial condition and no incidents have been reported to regulatory authorities during this period. It is not possible to eliminate all risks from cybersecurity threats or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see page 260 ‘Risk Factors – Cybersecurity’ in this Annual Report. Risk factors There are known and unknown risks and uncertainties relating to Smith+Nephew’s business. The factors listed on pages 257–264 could cause the Group’s business, financial position and results of operations to differ materially and adversely from expected and historical levels. In addition, other factors not listed here that Smith+Nephew cannot presently identify or does not believe to be equally significant could also materially adversely affect Smith+Nephew’s business, financial position or results of operations. Global supply chain The Group’s manufacturing production is concentrated at several main facilities including Memphis, Mansfield, Columbia and Oklahoma City in the US, Hull in the UK, Aarau in Switzerland, Suzhou in China, Penang in Malaysia and Alajuela in Costa Rica. If major physical disruption or unavailability of critical system infrastructure and applications took place at any of these sites, it could adversely affect the results of operations. Disruptions to our supply chain, as a result of geopolitical events such as the conflicts in Ukraine and in the Middle East, on the access to and cost of supply channels, freight, raw materials and components have had and may continue to have an adverse effect on the Group’s results and operations. Physical loss and consequential loss insurance carried to cover major physical disruption to these sites is subject to limits and deductibles, generally does not cover pandemic or war related disruptions, and may not be sufficient to cover catastrophic loss. Management, forecasting and production planning for inventory is complex and failures in operational execution could lead to excess inventory or individual product shortages. Further, as the Group continues to transform its supply chain network, warehousing and distribution functions, there is a risk that, if the transition, transformation and ongoing operations do not go as planned, the supply of products may be disrupted and impact performance. The Group is reliant on certain key suppliers of raw materials, components, finished products and packaging materials and, in some cases, on a single supplier. Disruptions in the supply chain and operations of the Group’s suppliers, increased freight costs and cycle times due to disruptions to shipping routes (for example, Red Sea and Suez Canal disruption) could result in a further increase in the Group’s costs of production and distribution. We cannot guarantee that third-party manufacturers or suppliers will be able to meet our near-term or long-term manufacturing or supply requirements of certain raw materials, component Smith+Nephew Annual Report 2024 257 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

parts and products, which could result in lost sales and have an adverse effect on our business. The rise in geopolitical uncertainty over the past 12 months, with elections being held in many key markets including the US and UK, and the increased potential for significant changes in trade policy, sanctions and countersanctions, tariffs, import and export controls, in addition to those flowing from geopolitical events such as the conflicts in Ukraine and the Middle East, could result in a further increase in the Group’s costs of production and distribution. Suppliers must provide materials and perform services in compliance with legal and regulatory requirements and in accordance with the Group’s standard quality requirements. The increase in regulation in the area of Environmental, Social and Governance (ESG) matters in many markets in which the Group operates, including the preparation for compliance with the reporting requirements of the Corporate Sustainability Reporting Directive (CSRD) may also require suppliers to expend additional resource in their business and incur additional costs to provide required data sets and implement additional policies and procedures which could increase the supplier’s cost of doing business and subject the supplier to fines, penalties and operational disruption for failure to comply with applicable laws, regulations and reporting requirements. A supplier’s failure to comply with legal or regulatory requirements or otherwise meet expected quality standards could create reputational harm and liability for the Group and adversely affect Group sales. The Group may be forced to pay higher prices to obtain raw materials and/or to sterilise its products and may not be able to pass on those costs to its customers in the form of increased prices for its finished products. This risk is particularly relevant in the medical devices sector due to complex supply chains, increasing regulation and enforcement and the potential for healthcare budgets globally to be reduced, or to grow at a slower rate than demand for healthcare services. As certain raw materials may become unavailable and/ or capacity for sterilisation services may become increasingly constrained beyond current capacity levels, in particular due to supply challenges and increased regulation and enforcement, there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes. Interruption of supply caused by these or other factors has had and may continue to have a negative impact on Smith+Nephew’s revenue and operating profit. The Group will, from time to time, including as part of ongoing continuous improvements in Operations and Commercial excellence, outsource or insource the manufacture of components and finished products to or from third parties and will periodically relocate the manufacture of product and/or processes between existing and/or new facilities. In addition, the transition or interaction of the Group’s systems with third-party supplier systems or the information held by the supplier may be subject to cybersecurity or privacy breach or attack which may negatively impact the Group’s financial performance and reputation. Failure to effectively manage these risks and execute on these programmes may negatively impact the Group’s performance, revenue and operating profit. Natural disasters, weather and climate change-related events and unavailability of critical system infrastructure and applications can also lead to manufacturing and supply delays, product shortages, excess inventory, unanticipated costs, lost revenues and damage to reputation. In addition, the pace of development and expansion of environmental and sustainability regulations globally, coupled with more active enforcement of regulations, can impact the Group’s ability to manufacture, sterilise and supply product. In addition, the Group’s physical assets and supply chains are also vulnerable to weather and climate change (e.g. sea level rise, increased frequency and severity of extreme weather events, and stress on water resources). Where such events impact a manufacturing facility, the Group may be unable to manufacture products. In this case, if there are insufficient manufacturing alternatives for the relevant products, the Group may not be able to supply those products to its customers. The Group continues to be exposed to fluctuations in salary and wage costs for its employees and contractors due to increased costs of living, market forces and the impact of inflation in the markets in which it operates. This, combined with labour attrition and longer cycle times to backfill roles, may adversely impact the Group’s performance. Requirements of global regulatory agencies have become more stringent in recent years and the Group expects this to continue. The Group’s Quality and Regulatory Affairs team has completed the elements within the control of the Group to transition to the EU Medical Devices Regulation (MDR) regulatory regime, which includes requirements for the manufacture, supply and sale of all CE marked products sold in Europe (i.e. those products that conform with health, safety and environmental protection standards within the European Economic Area). However, there continue to be significant capacity constraints in terms of the responses to be provided by notified bodies and other third parties to enable compliance with MDR, given the small number of notified bodies certified under MDR. This could continue to cause delays for medical device approvals for the industry more broadly and may result in delays for patients. The Group operates with a global remit and the speed of technological change in an already complex manufacturing process leads to greater potential for disruption. Additional risks to supply include failure to implement appropriate sales and operational planning and forecasting and inadequate supply chain or manufacturing capacity to support customer demand and growth. Failure to appropriately rightsize manufacturing capacity based on forecasting failure and inaccuracy could lead to unnecessary increases in inventory levels and resultant costs for the business, having a negative impact on Group operating profit. Widespread outbreaks of infectious diseases or pandemics and related restrictions on society and the operation of the Group’s business, could have a negative impact on the Group’s revenue, profit and outlook. These include, but are not limited to, declines in and cancellations of elective procedures at medical facilities, reduction in staffing and other support within institutions, disruptions at manufacturing facilities and disruptions in supply and other commercial activities due to travel restrictions and government restrictions on exports. Risk factors continued Other information continued 258 Smith+Nephew Annual Report 2024

Strategy and commercial execution Strong commercial execution requires effective cross-functional alignment, accountability, engagement and communication across the Group within embedded governance structures and frameworks. Effective engagement with customers, suppliers and other stakeholders is also a crucial factor to ensure strong commercial execution. Failure to deliver on customer requirements due to inadequate commercial execution may result in loss of market share and impact the financial performance and reputation of the Company. Failure to leverage the advantages of cross-business unit selling within the existing or new customer base and institutions, failure to effectively implement the Group’s programmes within appropriate governance frameworks, or failure to understand or take into account customer, supplier and stakeholder needs and requirements could adversely affect the Group’s performance. Failure to execute on Group strategy to the satisfaction of the Group’s investors could result in investor divestment of stock and failure to obtain new investment. Failure to deliver value creation in line with shareholder expectations may also result in additional shareholder pressure on the Board and Executive Management to make fundamental changes to the structure and strategic focus of the organisation. The Group’s business requires continuous improvement and depends on its ability to execute business change programmes at pace and to transition successfully from the 12-Point Plan initiatives to business-as-usual activities retaining strong governance, KPIs and metrics in order to hold management and employees to account. The pace and scope of the Group’s business change initiatives may increase execution risk for the change programmes as well as for the Group’s business-as-usual activities. The Group’s business depends on its ability to plan for and be resilient in the face of events that threaten one or more of its key locations. Highly competitive markets The Group competes across a diverse range of geographic and product markets. Each market in which the Group operates contains a broad range of competitors, including specialised and international corporations. Failure to pivot in the event of any significant in-market changes in competitor activity or necessary changes to our business model, whether due to public policy, legal or regulatory requirements or other factors, could have a negative impact on the Group’s financial performance and reputation. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Some competitors may have greater financial, marketing and other resources than Smith+Nephew due to the size and scale of their businesses. These competitors may be able to initiate technological advances in the field, deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development (R&D) into their businesses. Failure to differentiate the Group’s product and service offerings within each relevant market, and failure to address and manage challenges related to the size and scale of the Company could impact the financial performance and reputation of the Group. Further consolidation of competitors could adversely affect the Group’s ability to compete with larger companies due to insufficient financial resources. If any of the Group’s businesses were to lose market share or achieve lower than expected revenue growth, there could be a disproportionate adverse impact on the Group’s share price and its strategic options. Competition exists among healthcare providers to gain patients on the basis of quality, service and price. There has been some consolidation in the Group’s customer base and this trend is expected to continue. Some customers have joined group purchasing organisations or introduced other cost containment measures that could lead to downward pressure on prices or limit the number of suppliers in certain business areas, which could adversely affect Smith+Nephew‘s results of operations and hinder its growth potential. Relationships with healthcare professionals We seek to maintain ethical working relationships with respected physicians and medical personnel in healthcare organisations, such as hospitals and universities, who assist in product R&D. We rely on these professionals to assist us in the development and improvement of proprietary products. If we are unable to maintain these relationships due to regulatory considerations, hospital access restrictions for non-patients or for other reasons, our ability to develop, market and sell new and improved products could be adversely affected. Customer and other stakeholder sustainability expectations The Group’s customers continue to develop more stringent sustainability requirements that they request or expect the Group to implement or adhere to in addition to the laws and regulations applicable to the Group. A failure to meet customers’ requirements or expectations may adversely impact the Group’s financial performance. Increased investment related to customer requests in this area may impact operating profit. Acquisitions Challenges in integration of new acquisitions may arise following completion of the deal, including external macro factors and geopolitical events. This may lead to the Group not achieving the planned synergies and results from the acquisition. Pricing and reimbursement Dependence on government and other funding In most global markets, expenditure on medical devices is ultimately controlled to a large extent by governments and healthcare systems. Funds may be made available or withdrawn from healthcare budgets depending on government policy. The Group is therefore dependent on future governments providing increased funds commensurate with the increased demand arising from demographic trends. Pricing of many of the Group’s products is governed in most markets by governmental reimbursement authorities. Increasing numbers of initiatives sponsored by government agencies, legislative bodies and the private sector to relieve the pressure on healthcare budgets and limit the growth of healthcare costs, including price regulation on products or entire procedures, value and volume-based procurement initiatives, excise taxes and competitive pricing are being implemented at pace in markets where the Group has operations. The Group is exposed to government policies favouring locally sourced or manufactured products in many markets in which it operates, impacting its ability to compete effectively and Smith+Nephew Annual Report 2024 259 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

gain share which can negatively impact Group revenues and operating profit. The Group is increasingly exposed to changes in reimbursement policy, tax policy and pricing, in large part as a result of financial pressure on governments and hospitals caused by recession and inflation in its markets, which may have an adverse impact on revenue and operating profit. Reimbursement codes are increasingly more widely interpreted to provide for remote delivery of healthcare services indicating a continued trend to shift site of care and manage related healthcare budgets away from traditional inpatient treatment. There may also be an increased risk of adverse changes to government funding policies arising from deterioration in macroeconomic conditions from time to time in the Group’s markets. The Group must adhere to the rules laid down by government agencies that fund or regulate healthcare, including extensive and complex rules in the US. Failure to do so could result in fines, litigation, reputational damage and/or loss of customers and future funding. The rise in geopolitical uncertainty over the past 12 months, with elections being held in many key markets, including the US and UK, the political and trade relationships between global powers and the increased potential for significant changes in public policy, and trade policy including tariffs, import and export controls, could result in a significant negative impact on pricing and reimbursement and the financial performance of the Group. Procurement and supply chain verification processes Global recessionary and inflationary pressures and the commoditisation of entire product groups have led to an increase globally in price-driven approaches to customer procurement processes and tenders, such as the value-based procurement programme in China and further consolidation of customer buying groups. Non-clinical staff are often key decision makers in customers’ procurement processes, with access to these decision makers being limited for some customers. These factors can adversely impact the pricing that the Group achieves for its products. Due to geopolitical conflicts and events and increased regulation relating to sustainability, supplier verification and trade compliance, procurement processes are now required to evaluate and demonstrate the provenance of raw materials, components and products at many levels in the medical product supply chain. Given the high level of complexity and multiple tiers within the industry supply chain, there is a risk that the Group is unable to verify the ultimate provenance of certain materials which may result in fines, penalties, seizure of goods, reputational harm and impact to performance of the Group. New product innovation, design and development, including intellectual property Development and introduction of new products The medical devices industry has a high level of innovation and new product introduction. In order to remain competitive, the Group must continue to develop innovative products that satisfy customer needs and preferences, meet unmet needs, and/or provide cost or other advantages. Developing new products is a costly, lengthy and uncertain process. The Group may fail to innovate due to insufficient R&D investment, an R&D skills gap or poor product development. A potential product may not be brought to market or not succeed in the market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand. The Group’s products and technologies are also subject to marketing challenge by competitors. Furthermore, new products that are developed and marketed by the Group’s competitors may affect price levels in the various markets in which the Group operates. If the Group’s new products do not remain competitive with those of competitors, the Group’s revenue could decline. The Group maintains reserves for excess and obsolete inventory resulting from the potential inability to sell its products at prices in excess of current carrying costs. Marketplace changes resulting from the introduction of new products or surgical procedures may cause some of the Group’s products to become obsolete. The Group makes estimates regarding the future recoverability of the costs of these products and records a provision for excess and obsolete inventories based on historical demand, expiration of sterilisation dates and expected future trends. If actual product life cycles, product demand or acceptance of new product introductions are less favourable than projected by management, additional inventory write-downs may be required. All new products that the Group develops need to be designed and manufactured in a sustainable manner. A failure in this aspect may impact the willingness of customers to purchase the new products and adversely impact the Group’s ability to continue selling the product. Where the Group has critical gaps in its product portfolio that are not filled by new products, there is a risk that the Group will lose market share to competitors that can offer a more innovative or broader product portfolio. Proprietary rights and patents Due to the technological nature of medical devices and the Group’s emphasis on serving its customers with innovative products, the Group has been subject to patent infringement claims and is subject to the potential for additional claims. Claims asserted by third parties regarding infringement of their intellectual property rights, if successful, could require the Group to expend time and significant resources to engage in dispute resolution and, if unsuccessful, pay damages, develop non-infringing products or obtain licences to the products which are the subject of such litigation, affecting the Group’s growth and profitability. Smith+Nephew protects its intellectual property and opposes third-party patents and trademarks where it deems appropriate. If Smith+Nephew fails to protect and enforce its intellectual property rights effectively, its competitive position could suffer, which could negatively impact performance. In addition, intellectual property rights may not be protectable or enforceable to the same extent in all countries in which the Group operates. Cybersecurity Reliance on information technology and cybersecurity The Group uses a wide variety of information systems, programmes and technology to manage its business. The Group also develops and sells certain Risk factors continued Other information continued 260 Smith+Nephew Annual Report 2024 products that are or will be digitally enabled including connection to networks and/or the internet. The Group’s systems and the systems of the entities it acquires are vulnerable to a cyber-attack, theft of intellectual property, malicious intrusion, loss of data privacy or other significant disruption. Geopolitical instability may lead to an increase in sophistication of bad actors/threat profile. The Group’s systems have been and will continue to be the target of such threats, including as a result of remote working. Inadequate consideration of cybersecurity in the design of new products, systems and/or processes would increase the potential for vulnerabilities. There is increasing government focus on cybersecurity including changes in the regulatory environment which may lead to increased enforcement and reporting obligations. Increasing demand for cybersecurity expertise could impact the Group’s ability to attract and retain cybersecurity talent. Cybersecurity is a multifaceted discipline covering people, process and technology. It is also an area where more can always be done; it is a continually evolving practice. There is no assurance that the Group’s ongoing commitment to prevent, detect and respond to cyber incidents and potential threats will prove effective. As a result, the Group could lose customers, have disputes with healthcare professionals, suffer regulatory sanctions or penalties, experience increases in operating expenses or an impairment in its ability to conduct its operations, patients or employees could be exposed to financial or medical identity theft or suffer a loss of product functionality, and the reputation and performance of the Group could be materially adversely affected. Although the Company maintains insurance coverage for various business continuity risks, all costs or losses incurred would not be fully insured. Legal and compliance risks including international regulation, product liability claims and loss of reputation Global regulation The Group operates globally and is subject to extensive complex legislation, regulation, and reporting requirements, including without limitation in respect of fraud, anti-bribery and corruption, data protection, trade compliance and corporate governance and sustainability in each country in which the Group operates. The Group’s global operations are governed by the UK Bribery Act and the US Foreign Corrupt Practices Act which prohibit the Group or its representatives from making or offering improper payments to government officials and other persons or accepting payments for the purpose of obtaining or maintaining business. The Group’s international operations which operate through distributors and agents increase our Group exposure to these risks. In this regard, the Group is investigating allegations of possible violations of anti-corruption laws, including in India, and responding to related requests for information from the United States Securities and Exchange Commission (SEC). It is not possible to predict the nature, scope (or possible involvement of other governmental authorities), or outcome of the investigations, including the extent to which, if at all, this could result in any liability to the Group. The Group undertakes investigations into allegations of possible violations of laws and regulations, supported by external counsel where appropriate. It is not possible to predict the nature, scope or outcome of investigations, including the extent to which, if at all, this could result in any liability or reputational harm to the Group. The Group is required to comply with the requirements of data privacy laws and regulations in the markets in which it operates regarding the handling of personal information. The complexity of legal, regulatory, risk and governance issues associated with the use and implementation of artificial intelligence (AI) technologies being developed at pace, together with the likely increase in regulation of AI technologies poses additional legal, compliance and regulatory challenges for the Group to navigate. As privacy and AI continue to be a focus for regulators and consumers particularly in respect of health information and healthcare technologies, new and enhanced privacy and AI laws and regulations and enforcement frameworks continue to develop globally. Increase in geopolitical tensions and events such as conflict in Ukraine and the Middle East have led to an increase in sanctions and trade compliance programmes which the Group is required to comply, and which often require evaluation and implementation at pace. Increased stakeholder focus from customers, suppliers, investors, regulators and governments on environmental, social and governance matters means that the Group is required to evaluate and ensure compliance with laws, regulations and reporting requirements in these areas. Ensuring compliance with all evolving laws, regulations, and reporting requirements on a global basis may require the Group to change or develop its current business models and practices and may increase its cost of doing business. Despite efforts to manage and mitigate legal and compliance risk across the organisation, there is a risk that the Group may be subject to fines and penalties, litigation and reputational harm in connection with its activities where breaches are found to have occurred. Failure to comply with the requirements of laws, regulations and reporting requirements could adversely affect the Group’s business, reputation, financial condition or results of operations. Operating in multiple jurisdictions also subjects the Group to local laws and regulations, including without limitation relating to tax, pricing, reimbursement, regulatory requirements, product safety, and varying levels of protection of intellectual property. This exposes the Group to additional risks and potential costs. Product liability claims and loss of reputation The development, manufacture and sale of medical devices entails risk of product liability claims or recalls. Design and manufacturing defects with respect to products sold by the Group or by companies it has acquired could damage or impair the repair of body functions. The Group may become subject to liability, which could be substantial, because of actual or alleged defects in its products. In addition, product defects could lead to the need to recall from the market existing products, which may be costly and harmful to the Group’s reputation. There can be no assurance that customers, particularly in the US, the Group’s largest geographical market, will not bring product liability or related claims that would have a material adverse effect on the Group’s financial position or results of operations in the Smith+Nephew Annual Report 2024 261 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

future, or that the Group will be able to resolve such claims within insurance limits. As at 31 December 2024, a provision of $113m is recognised relating to the present value of the estimated costs to resolve all unsettled known and unknown anticipated metal-on-metal hip implant claims globally. See Note 17 to the Group accounts for further details. Financial reporting, compliance and control The Group’s financial results depend on its ability to comply with financial reporting and disclosure requirements, comply with tax laws, appropriately manage treasury activities and avoid significant transactional errors and customer defaults. Failure to comply with the Group’s financial reporting requirements or relevant tax laws can lead to litigation and regulatory penalties and sanction, and ultimately to potential material loss to the Group. Potential risks include failure to report accurate financial information in compliance with accounting standards and applicable legislation, failure to comply with current tax laws, failure to manage treasury risk effectively and failure to operate adequate financial controls over business operations. Political and economic World economic conditions Demand for the Group’s products is driven by demographic trends, including the ageing population and the incidence of osteoporosis and obesity. Supply of, use of and payment for the Group‘s products are also influenced by world economic conditions which could place increased pressure on demand and pricing, adversely impacting the Group’s ability to deliver revenue and operating profit growth. The conditions could favour larger, better capitalised groups, with higher market shares and margins. As a consequence, the Group’s prosperity is linked to general economic conditions and there is a risk of deterioration of the Group’s performance and finances during adverse macroeconomic conditions. The impact of geopolitical conditions such as the conflicts in Ukraine and the Middle East on global economies and financial markets may trigger a recession or slowdown in various markets in which the Group operate which would significantly reduce customer capital spending and customer financial strength. Economic conditions worldwide continue to create several challenges for the Group, including the US government’s approach to trade policy, tariffs, increased global sanctions and countersanctions in response to local or global conflicts, heightened inflation and pricing pressure (arising across the costs of raw materials, freight and employee salaries and wages), increasing tax rates, significant declines in capital equipment expenditures at hospitals and increased uncertainty over the collectability of government debt. These factors could have an increased impact on growth in the future. The Group is increasingly seeing sustainability targets and public policies being promulgated in the markets in which the Group operates as well as by its customers, suppliers and other stakeholders. A failure to meet these targets and policies could impact the Group’s sales and growth in those markets. Political uncertainties The Group operates on a worldwide basis and has distribution channels, agents and purchasing entities in over 100 countries. Political upheaval in some of those countries or in surrounding regions may impact the Group’s results of operations. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its products or investments in that country. Furthermore, changes in government policy regarding preference for local suppliers, tariffs, import quotas, taxation or other matters could adversely affect the Group’s revenue and operating profit. Conflict such as in Ukraine and the Middle East, economic sanctions, terrorist activities or other conflict could also adversely impact the Group whether in terms of increased compliance resources and cost to serve, increased freight cycle times, market exit, disruption to operations and/or reputational damage. Financial Markets The Group has financial indebtedness which could reduce business flexibility. Deterioration of business performance or global economic conditions could restrict access to adequate debt funding and/ or cause a deterioration in credit rating. This could also increase the cost of funding and reduce access to liquidity. Taxation The Group operates a global business and is therefore required to comply with tax legislation in multiple jurisdictions. There is the potential for an adverse impact on the Group’s financial performance due to significant tax rate changes, or broadening of the tax base, in key jurisdictions in which the Group operates. These include OECD Pillar Two (as outlined on page 207) and US tax reform proposals. These external factors may require the Group to adjust its operating model. Financial markets Failure to maintain strong investment grade ratings would adversely affect the Group’s cost of funding and could adversely affect liquidity and access to capital markets. Quality and regulatory Regulatory standards and compliance in the healthcare industry Business practices in the healthcare industry are subject to regulation and review by various government authorities. In general, the trend in many countries in which the Group does business is towards higher expectations and increased enforcement activity by governmental authorities. While the Group is committed to doing business with integrity and welcomes the trend to higher standards in the healthcare industry, the Group and other companies in the industry have been subject to investigations and other enforcement activity that have incurred, and may continue to incur, significant expense. Under certain circumstances, if the Group were found to have violated the law, its ability to sell its products to certain customers may be restricted. Regulatory approval The international medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. National regulatory authorities administer and enforce a complex series of laws and regulations that govern the design, development, approval, manufacture, labelling, marketing and sale of healthcare products. They also review data supporting the safety and efficacy of such products. Of particular importance is the requirement in many countries that Risk factors continued Other information continued 262 Smith+Nephew Annual Report 2024 products be authorised or registered prior to manufacture, marketing or sale and that such authorisation or registration be subsequently maintained. The trend in increased regulation of AI in respect of products, data and business more broadly will require additional time, resource, skills and expertise in order to navigate successfully. The major regulatory agencies for Smith+Nephew’s products include the Food and Drug Administration (FDA) in the US, the Medicines and Healthcare products Regulatory Agency in the UK, the Ministry of Health, Labour and Welfare in Japan, the National Medical Products Administration in China and the Australian Therapeutic Goods Administration. At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations. Following the entry into force in May 2017 of the EU Medical Devices Regulation (MDR), the increase in the time required by notified bodies to review product submissions and site quality systems’ certification time has had, and may continue to have, an adverse impact on the Group’s ability to meet customer demand. The trend is towards more stringent regulation and higher standards of technical appraisal, and there are increasingly stringent local requirements for clinical data across many of the markets globally in which the Group operates. Such controls have become increasingly demanding to comply with and management believes that this trend will continue. Privacy, environmental and sustainability laws and regulations have also been developed and implemented at pace globally and have become more stringent, supported by enhanced enforcement frameworks and resources. There is also an increase in regulation relating to labelling and reporting in the markets in which the Group operates, which results in increased resourcing and cost to the Group. Regulatory requirements may also entail inspections for compliance with appropriate standards, including those relating to Quality Management Systems or Good Manufacturing Practices regulations. All manufacturing and other significant facilities within the Group are subject to regular internal and external audit for compliance with national medical device regulation and Group policies. Payment for medical devices may be governed by reimbursement tariff agencies in a number of countries. Reimbursement rates and coverage decisions may be set in response to perceived economic value of the devices, based on clinical and other data relating to cost, patient outcomes and comparative effectiveness. They may also be affected by overall government budgetary considerations. The Group believes that its emphasis on innovative products and services should contribute to success in this environment. Failure to comply with these regulatory requirements could have a number of adverse consequences, including withdrawal of approval to sell a product in a country, temporary closure of a manufacturing facility, fines and potential damage to Company reputation. Mergers and acquisitions Failure to make successful acquisitions A key element of the Group’s strategy for continued growth is to make acquisitions or alliances to complement its existing business. Failure to identify appropriate acquisition targets or failure to conduct adequate due diligence or to integrate them successfully would have an adverse impact on the Group’s competitive position and profitability. This could result from the diversion of management resources from the acquisition or integration process, challenges of integrating organisations of different geographic, cultural and ethical backgrounds, as well as the prospect of taking on unexpected or unknown liabilities. In addition, the availability of global capital and increased interest rates may make financing less attainable or more expensive. The Group typically has access to the investment grade funding market, however this can become restricted from time to time, for example during periods of financial crisis. The Group’s credit rating could be downgraded if the business underperforms or increases leverage from capital allocation decisions such as M&A investments. This in turn could reduce access to debt funding. Cash and short-term investments could reduce in value in the event of an insolvency of a financial counterparty. As a result, the Group could fail in its strategic aim of growth by acquisition or alliance. Talent management The Group’s continued ability to deliver business objectives depends on its ability to hire, successfully engage and retain highly skilled talent with particular expertise and knowledge in each business unit and market in which it operates. This is critical, particularly in general management, new product development and in data analytics and insights. Since the Covid 19 pandemic, employee priorities have shifted in terms of work-life balance, resulting in increased global movement of talent and higher requirement for flexibility from both our current talent and external candidates. Attracting and retaining talent efforts continue across all disciplines and geographies to ensure that we mitigate impacts on revenue and operating profits. Failure to ensure effective transfer of knowledge and orderly transitions involving exiting employees could result in a negative impact on our business and the Group’s ability to execute on strategy. In the event that the Company’s remuneration strategies, quantum and structure, particularly in terms of long-term incentives for US executives, are not adequately addressed to better align to local market norms, the Company may not be able to effectively compete for, attract and retain talent, which may impact management stability, internal talent pipeline development and the ability for management to drive value creation. Additionally, if the Group is unable to attract, develop and engage talent this could have an impact on effective succession planning, it may not be able to meet its strategic business objectives, and may lose competitive advantage and intellectual capital. Environment and sustainability Climate change and sustainability-related risks have the potential to impact the Group’s business model and performance. The impacts of climate change on the Group’s business may arise from new regulations and requirements to obtain certain sustainability standards, international sustainability accords and agreements, and changing business practices and trends to accommodate climate change risks. Implementation of environmental goals, initiatives and regulatory and reporting compliance requires increasing levels of investment and may depend on third-party performance or data that is often difficult to obtain, or is outside the control of the organisation. Further, the Group will be exposed to the physical impacts of climate change, which may impact the Smith+Nephew Annual Report 2024 263 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

manufacture of its products and the supply chain to deliver them to its markets. The Group may need to adapt its business model and processes to accommodate the changes brought about by climate-related issues and differing focus levels and regulation of sustainability requirements by governments, regulators, customers, investors and other stakeholders. If the Group does not achieve the climate change and sustainability targets and objectives set by the Group, or set by the governments and regulators in the markets where it operates, or by its customers, there may be an impact on the Group’s performance and ability to grow. Foreign exchange The Group operates a global business and is therefore exposed to exchange rate volatility in the global markets in which it operates. There is the potential for an adverse impact on the Group’s financial performance due to currency fluctuations. Currency fluctuations Smith+Nephew’s results of operations are affected by transactional exchange rate movements in that they are subject to exposures arising from revenue in a currency different from the related costs and expenses. The Group‘s manufacturing cost base is situated principally in the US, the UK, China, Costa Rica, Malaysia and Switzerland, from which finished products are exported to the Group’s selling operations worldwide. Thus, the Group is exposed to fluctuations in exchange rates between the US Dollar, Sterling and Swiss Franc and the currency of the Group’s selling operations, particularly the Euro, Chinese Yuan, Australian Dollar and Japanese Yen. If the US Dollar, Sterling or Swiss Franc should strengthen against the Euro, Australian Dollar and the Japanese Yen, the Group’s operating profit could be adversely affected. The Group manages the impact of exchange rate movements on operating profit by a policy of transacting forward foreign currency contracts when firm commitments exist for up to one year. However, the Group is still exposed to medium-to long-term adverse movements in the strength of currencies compared to the US Dollar. The Group uses the US Dollar as its reporting currency. The US Dollar is the functional currency of Smith & Nephew plc. The Group’s revenues, profits and earnings are also affected by exchange rate movements on the translation of results of operations in foreign subsidiaries for financial reporting purposes. See ‘Liquidity and capital resources’ on page 223. Artificial intelligence technologies The Group has an enterprise strategy for the use and deployment of AI which is outlined on page 31. The regulatory landscape for AI is rapidly evolving, and various governments are exploring or implementing frameworks to govern the development, deployment, and use of AI. Our AI Governance Group monitors regulations and guidance for changes to the regulatory landscape that may be imposed on AI systems. We may need to make material changes to our technology, development or deployment strategies to align to the developing regulatory environment. Compliance with AI regulations may be costly and could significantly impact our operations, financial condition, or our ability to offer AI-driven products and services. Our AI technologies rely on large volumes of data, which must be accurate, current, and free of biases to yield reliable results. If our data is insufficient, outdated, or biased, it could lead to unreliable outputs, loss of customer trust, and potential regulatory scrutiny. We may be subject to liability if our AI tools inadvertently yield biased results or impact certain groups disparately, leading to legal and reputational risks. AI development and deployment involves handling vast amounts of data, including potentially sensitive or personal information. Cyber-attacks, data breaches, or accidental exposure of data could result in substantial harm to our customers and business, as well as regulatory penalties. Non-compliance with data protection laws, such as the General Data Protection Regulation (GDPR) and the California Consumer Privacy Act (CCPA), may expose us to significant fines and legal consequences, especially as we scale AI-related activities. As AI becomes more integral to our business, the potential for unexpected outcomes, including unintended or harmful consequences, increases. For example, erroneous predictions or recommendations made by our AI systems could negatively impact our clients or end-users. These risks could result in litigation, reputational harm and liability, particularly if such outcomes are deemed preventable or foreseeable. AI is an intensely competitive field with rapid innovation and technological advancements. Protecting any AI-related intellectual property will be challenging, as new developments may quickly render existing protections obsolete. Competitors may also develop similar or superior AI capabilities, impacting our market position and revenue. The effective development and deployment of AI requires skilled personnel and infrastructure investment. An inability to attract or retain qualified individuals could hinder our ability to innovate or scale our AI efforts. Additionally, failures in AI infrastructure or operational shortcomings could disrupt business functions, impair performance and damage our competitive standing, leading to both financial and reputational risk and harm. These risk factors are inherently uncertain, and the potential impacts outlined above may vary based on future technological developments, regulatory actions, and market conditions. There is no guarantee that our AI-related initiatives will be successful or that we will be able to mitigate the risks associated with AI technologies effectively. Disruptor products Innovative products in the wider healthcare industry have the potential to disrupt the medical device industry, especially as the pharmaceutical sector looks to accelerate R&D through the use of AI. Investor perception of, or the actual impact of, compounds, such as glucagon-like peptide-1 (GLP-1) receptor agonists, on the medical device industry could have a negative impact on the industry as a whole as well as a potential negative impact on the strategy and financial performance of the Group. Factors affecting results of operations Government economic, fiscal, monetary and political policies are all factors that materially affect the Group’s operation or investments of shareholders. Other factors include sales trends, currency fluctuations and innovation. Each of these factors is discussed further in the business unit reviews on pages 39–50, the Financial review on pages 20–27 and the Taxation information for shareholders on pages 274–276. Risk factors continued Other information continued 264 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Non-IFRS financial information – adjusted measures

The annual report includes financial measures that are not prepared in accordance with International Financial Reporting Standards (IFRS). This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under IFRS. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-IFRS measures discussed in this document are set out below.

Performance measures

Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Underlying revenue growth	Underlying revenue growth is used to compare revenue in a given year to the previous year on a like-for-like basis. This measure is used by both management and the investor community.	Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect'. The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate. The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.	Revenue growth	267
Trading profit	Trading profit is used in conjunction with operating profit to assess the performance and profitability of the Group. It is a key internal and external metric used by the investor community to assess our performance. It is our segment performance measure in accordance with IFRS 8 Operating Segments.	Trading profit is operating profit excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability on a short-term or one-off basis are excluded.	Operating profit	269
Trading profit margin	This measure is used to assess the performance and profitability of the Group. It is a key external metric used by the investor community to assess our performance.	Trading profit margin is trading profit divided by revenue.	Operating profit margin	268
Trading profit before tax	Trading profit before tax is used in conjunction with profit before tax to assess performance and profitability of the Group. This measure is intended to enable the users to assess the performance of the Group by excluding items that impact the short-term profitability of the Group.	Trading profit before tax is profit before tax excluding impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability on a short-term or one-off basis are excluded.	Profit before tax	268
Trading taxation	Trading taxation is used in conjunction with taxation to assess taxation that corresponds to trading profit before tax. This metric is used by both management and the investor community.	Trading taxation is taxation excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability on a short-term or one-off basis are excluded.	Taxation	268
Trading attributable profit	This metric is used in the calculation of adjusted earnings per share.	Trading attributable profit is attributable profit excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability on a short-term or one-off basis are excluded.	Attributable profit	268

Smith+Nephew Annual Report 2024 265

Other information continued

Non-IFRS financial information – adjusted measures continued

Performance measures continued

Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Adjusted earnings per share (EPSA)	EPSA is a trend measure. The Group presents this measure to assist investors in their understanding of trends.	Adjusted earnings per share is trading attributable profit divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.	Basic earnings per share	268
Trading cash flow	Trading cash flow is used in conjunction with cash generated from operations to assess the conversion of trading profit into cash. It is key external metric used by the investor community and is a key performance measure for management.	Trading cash flow is cash generated from operations excluding the impact of acquisition and disposal related items arising in connection with business combinations, including integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's cash flows on a short-term or one-off basis are excluded. Trading cash flow includes payment of capital element of lease liabilities and capital expenditure as presented in the Group cash flow statement.	Cash generated from operations	268
Trading cash conversion	This measure is used to assess the conversion of trading profit into cash. It is a key external metric used by the investor community and is a key performance measure for management.	Trading cash conversion is trading cash flow divided by trading profit.	Cash generated from operations	268

Other measures

Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Free cash flow	Free cash flow is a measure of the cash generated for the Group to use after capital expenditure according to its Capital Allocation Framework. This metric is used by both management and investor community.	Free cash flow is cash generated from operations less capital expenditure, payment of lease liabilities and cash flows from interest and income taxes.	Cash generated from operations	269
Adjusted EBITDA	Adjusted EBITDA is used in the calculation of adjusted leverage ratio.	Adjusted EBITDA is attributable profit excluding taxation, share of results of associates, other finance costs, interest expense, interest income, acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles, legal and other costs, depreciation and impairment of property, plant and equipment and amortisation and impairment of other intangible assets.	Attributable Profit	270
Adjusted leverage ratio	Adjusted leverage ratio is used in the calculation relating to debt covenants.	We calculate adjusted leverage ratio by dividing net debt by adjusted EBITDA. Net debt is defined as total borrowings less cash and cash equivalents in the statement of financial position. Total borrowings include bank overdrafts, borrowings, loans and lease liabilities and long-term borrowings and lease liabilities.	Leverage ratio (using IFRS measures)	270
Adjusted return on invested capital ('Adjusted ROIC')	Adjusted ROIC is a metric used by investor community and is a measure of the return generated on capital invested by the Group. It provides a metric for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. Adjusted ROIC is a key performance measure under the Performance Share Program.	Adjusted ROIC is defined as operating profit (before amortisation and impairment of acquisition intangibles) less adjusted taxes/((opening net operating assets + closing net operating assets)/2).	Return on invested capital ('ROIC') (using IFRS measures)	271

266

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

2024 Consolidated revenue by business unit	Reported growth %	Underlying growth %	Reconciling items Acquisitions/disposals %	Reconciling items Currency impact %
Knee Implants	0.7	1.3	–	(0.6)
Hip Implants	3.2	4.0	–	(0.8)
Other Reconstruction	18.2	18.5	–	(0.3)
Trauma & Extremities	7.9	8.1	–	(0.2)
Orthopaedics	4.1	4.6	–	(0.5)
Sports Medicine Joint Repair	4.0	4.8	–	(0.8)
Arthroscopic Enabling Technologies	7.4	8.2	–	(0.8)
ENT (Ear, Nose and Throat)	6.9	7.3	–	(0.4)
Sports Medicine & ENT	5.5	6.2	–	(0.7)
Advanced Wound Care	1.4	2.0	–	(0.6)
Advanced Wound Bioactives	5.1	5.1	–	–
Advanced Wound Devices	11.5	12.2	–	(0.7)
Advanced Wound Management	4.7	5.1	–	(0.4)
Total	4.7	5.3	–	(0.6)

2023 Consolidated revenue by business unit	Reported growth %	Underlying growth %	Reconciling items Acquisitions/disposals %	Reconciling items Currency impact %
Knee Implants	4.7	5.5	–	(0.8)
Hip Implants	2.5	3.8	–	(1.3)
Other Reconstruction	27.8	28.0	–	(0.2)
Trauma & Extremities	3.7	4.4	–	(0.7)
Orthopaedics	4.8	5.7	–	(0.9)
Sports Medicine Joint Repair	8.7	9.9	–	(1.2)
Arthroscopic Enabling Technologies	3.7	4.7	–	(1.0)
ENT (Ear, Nose and Throat)	28.1	29.8	–	(1.7)
Sports Medicine & ENT	8.8	10.0	–	(1.2)
Advanced Wound Care	1.8	2.1	–	(0.3)
Advanced Wound Bioactives	6.3	6.2	–	0.1
Advanced Wound Devices	17.0	17.6	–	(0.6)
Advanced Wound Management	6.2	6.4	–	(0.2)
Total	6.4	7.2	–	(0.8)

Smith+Nephew Annual Report 2024
267

Other information continued

Non-IFRS financial information – adjusted measures continued

	Operating profit[1] $ million	Profit before tax[2] $ million	Taxation[3] $ million	Attributable profit[4] $ million	Cash generated from operations[5] $ million	Earnings per share[6] ¢
2024 Reported	657	498	(86)	412	1,245	47.2
Acquisition and disposal related items[8]	94	106	(9)	97	3	11.2
Restructuring and rationalisation costs	123	123	(29)	94	151	10.8
Amortisation and impairment of acquisition intangibles[8]	187	187	(42)	145	–	16.6
Legal and other[7,8]	(12)	(6)	(7)	(13)	36	(1.5)
Lease liability payments	–	–	–	–	(55)	–
Capital expenditure	–	–	–	–	(381)	–
2024 Non-IFRS*	1,049	908	(173)	735	999	84.3

* These Non-IFRS measures are defined on pages 265 and 266.

Acquisition and disposal-related items: For the year ended 31 December 2024, costs primarily relate to impairment of BHR goodwill, disposal of certain products and integration costs relating to integration of CartiHeal. Trading profit before tax additionally excludes losses related to the Group's shareholding in Bioventus. This primarily includes the Group's share of loss recognised by Bioventus in its financial statements.

Restructuring and rationalisation costs: For the year ended 31 December 2024, these costs include efficiency and productivity elements of the 12-Point Plan to the Operations and Commercial Excellence programme. These costs primarily consist of severance, asset write-offs and integration and dual running costs.

Amortisation and impairment of acquisition intangibles: For the year ended 31 December 2024, charges related to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2024, the credit mainly relates to a $28m reduction in the provision for ongoing metal-on-metal hip claims as a result of decrease in the present value of the estimated costs to resolve all known and anticipated metal-on-metal hip claims, partially offset by legal expenses for ongoing metal-on-metal hip claims and costs of implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024. Trading profit before tax additionally excludes $6m of finance costs for the unwind of discount relating to the provision for metal-on-metal hip claims.

Lease liability payments and capital expenditure: For the year ended 31 December 2024, trading cash flow includes payment of capital element of lease liabilities and capital expenditure as presented in the Group cash flow statement.

	Operating profit[1] $ million	Profit before tax[2] $ million	Taxation[3] $ million	Attributable profit[4] $ million	Cash generated from operations[5] $ million	Earnings per share[6] ¢
2023 Reported	425	290	(27)	263	829	30.2
Acquisition and disposal related items[8]	60	78	(14)	64	16	7.3
Restructuring and rationalisation costs	220	223	(42)	181	124	20.7
Amortisation and impairment of acquisition intangibles[8]	207	207	(45)	162	–	18.6
Legal and other[7,8]	58	64	(12)	52	145	6.0
Lease liability payments	–	–	–	–	(52)	–
Capital expenditure	–	–	–	–	(427)	–
2023 Non-IFRS*	970	862	(140)	722	635	82.8

* These Non-IFRS measures are defined on pages 265 and 266.

268

Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Acquisition and disposal-related items: For the year ended 31 December 2023, costs primarily relate to the acquisition of CartiHeal and impairment of Engage goodwill, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions. Trading profit before tax additionally excludes losses of $18m related to the Group's shareholding in Bioventus. This primarily includes the Group's share of loss recognised by Bioventus in its financial statements.

Restructuring and rationalisation costs: For the year ended 31 December 2023, these costs relate to the implementation of the Operations and Commercial Excellence programme announced in February 2020 and also include efficiency and productivity elements of the 12-Point Plan. These costs primarily relate to severance, business advisory services, asset write-offs, contractual terminations and integration and dual running costs. Trading profit before tax additionally excludes $3m of restructuring costs related to the Group's share of results of associates.

Amortisation and impairment of acquisition intangibles: For the year ended 31 December 2023, charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2023, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims partially offset by a decrease of $8m in the provision that reflects the present value of the estimated cost to resolve all other known and anticipated metal-on-metal hip claims, and by the release of a provision for an intellectual property dispute. Charges also include the costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024.

Lease liability payments and capital expenditure: For the year ended 31 December 2023, trading cash flow includes payment of capital element of lease liabilities and capital expenditure as presented in the Group cash flow statement.

1 Represents a reconciliation of operating profit to trading profit.
2 Represents a reconciliation of reported profit before tax to trading profit before tax.
3 Represents a reconciliation of reported tax to trading tax.
4 Represents a reconciliation of reported attributable profit to trading attributable profit.
5 Represents a reconciliation of cash generated from operations to trading cash flow.
6 Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per share (EPSA).
7 The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management's definition of trading cash flow as there is no defined benefit service cost for these schemes.
8 During 2024, the Group announced its intention to close the Warwick manufacturing site that manufactures Birmingham Hip Resurfacing (BHR) products. As a result, a total of $68m of BHR assets and liabilities were written off, which mainly includes goodwill of $63m (included in acquisition and disposal-related items). During 2023, management evaluated the commercial viability of Engage products and concluded that they should be discontinued. A total of $109m of Engage's assets and liabilities were written off as a result of this action, which includes goodwill of $84m (included in acquisition and disposal-related items), intangible assets of $37m (included in amortisation and impairment of acquisition intangibles), inventory of $21m (included in legal and other), partially offset by remeasurement of contingent consideration of $33m (included in acquisition and disposal-related items).

Free cash flow

A reconciliation from cash generated from operations, the most comparable IFRS measure, to free cash flow is set out below:

	2024 $ million	2023 $ million	2022 $ million
Cash generated from operations[1]	**1,245**	829	581
Capital expenditure	**(381)**	(427)	(358)
Interest received	**22**	8	7
Interest paid	**(140)**	(104)	(73)
Payment of lease liabilities	**(55)**	(52)	(54)
Income taxes paid	**(140)**	(125)	(47)
Free cash flow	**551**	129	56

1 See Group cash flow statement on page 194.

Smith+Nephew Annual Report 2024
269

Non-IFRS financial information – adjusted measures continued Other information continued Adjusted Leverage ratio The calculation of the adjusted leverage ratio and leverage ratio is set out below. Adjusted leverage ratio is calculated using metrics similar to those used in the debt covenant calculation. 2024 2023 $ million $ million Net debt including lease liabilities 2,709 2,776 Attributable profit 412 263 Taxation 86 27 Share of results of associates 10 30 Other finance costs 28 7 Interest expense 145 132 Interest income (24) (34) Acquisition and disposal-related items 94 60 Restructuring and rationalisation costs 123 220 Amortisation and impairment of acquisition intangibles 187 207 Legal and other (12) 58 Depreciation of property, plant and equipment 325 306 Impairment and amortisation of other intangible assets and impairment of property, plant and equipment 67 51 Adjusted EBITDA 1,441 1,327 Adjusted leverage ratio 1.9 2.1 Leverage ratio (using closest equivalent IFRS measures) The Leverage ratio using closest equivalent IFRS measures is not based on measures used in the calculation of debt covenants and is not used by management internally. This measure is not used for the Company’s covenant in its private placement debt. 2024 2023 $ million $ million Bank overdrafts, borrowings, loans and lease liabilities 63 765 Long-term borrowings and lease liabilities 3,258 2,319 Total borrowings 3,321 3,084 Attributable profit 412 263 Leverage ratio 8.1 11.7 270 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Adjusted Return on invested capital

The calculation of Adjusted return on invested capital and is set out below:

	2024 $ million	2023 $ million	2022 $ million
Attributable profit for the year	**412**	263	223
Share of results of associates	**10**	30	141
Other finance costs	**28**	7	8
Interest expense	**145**	132	80
Interest income	**(24)**	(34)	(14)
Amortisation and impairment of acquisition intangibles	**187**	207	205
Taxation adjustment[1]	**(73)**	(77)	(86)
Operating profit before amortisation and impairment of acquisition intangibles less adjusted taxes	**685**	528	557
Total equity	**5,265**	5,217	5,259
Accumulated amortisation and impairment of acquisition intangibles net of associated tax	**1,470**	1,365	1,175
Retirement benefit assets	**(63)**	(69)	(141)
Investments	**(9)**	(8)	(12)
Investments in associates	**(7)**	(16)	(46)
Right-of-use assets	**(173)**	(185)	(187)
Cash and cash equivalents	**(619)**	(302)	(350)
Long-term borrowings and lease liabilities	**3,258**	2,319	2,712
Retirement benefit obligations	**79**	88	70
Bank overdrafts, borrowings, loans and lease liabilities	**63**	765	160
Net operating assets	**9,264**	9,174	8,640
Average net operating assets[2]	**9,219**	8,907	8,424
Adjusted return on invested capital	**7.4%**	5.9%	6.6%

1 Being the taxation on amortisation and impairment of acquisition intangibles, interest income, interest expense, other finance costs and share of results of associates.
2 (Opening net operating assets + closing net operating assets)/2.

Return on invested capital (using closest equivalent IFRS measures)

The calculation of Return on invested capital using closest equivalent IFRS measures is set out below:

	2024 $ million	2023 $ million	2022 $ million
Attributable profit	**412**	263	223
Long term borrowings and lease liabilities	**3,258**	2,319	2,712
Bank overdrafts, borrowings, loans and lease liabilities	**63**	765	160
Investments	**(9)**	(8)	(12)
Investments in associates	**(7)**	(16)	(46)
Retirement benefit assets	**(63)**	(69)	(141)
Retirement benefit obligations	**79**	88	70
Total Equity	**5,265**	5,217	5,259
Invested Capital at end of the year	**8,586**	8,296	8,002
Average Invested Capital for the year	**8,441**	8,149	8,328
Return on invested capital using IFRS measures	**4.9%**	3.2%	2.7%

Smith+Nephew Annual Report 2024

271

Shareholder information Ordinary shareholders Registrar All general enquiries concerning shareholdings, dividends, changes to shareholders’ personal details and the Annual General Meeting (the ‘AGM’) should be addressed to: Computershare Investor Services plc, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ. Tel: 0370 703 0047 Tel: +44 (0) 117 378 5450 from outside the UK* www.investorcentre.co.uk * Lines are open from 8:30 am to 5:30 pm Monday to Friday, excluding public holidays in England and Wales. Shareholder communications We make quarterly financial announcements, which are made available through Stock Exchange announcements and on the Group’s website (www.smith-nephew.com). Copies of recent Annual Reports, press releases, institutional presentations and audio webcasts are also available on the website. We send paper copies of the Notice of Annual General Meeting and Annual Report only to those shareholders and ADS holders who have elected to receive shareholder documentation by post. Electronic copies of the Annual Report and Notice of Annual General Meeting are available on the Group’s website at www.smith-nephew.com. Both ordinary shareholders and ADS holders can request paper copies of the Annual Report, which the Company provides free of charge. The Company will continue to send to ordinary shareholders by post the Form of Proxy notifying them of the availability of the Annual Report and Notice of Annual General Meeting on the Group’s website. If you elect to receive the Annual Report and Notice of Annual General Meeting electronically you are informed by email of the documents’ availability on the Group’s website. ADS holders receive the Form of Proxy by post, but will not receive a paper copy of the Notice of Annual General Meeting. Investor communications The Company maintains regular dialogue with individual institutional shareholders, together with results presentations. To ensure that all members of the Board develop an understanding of the views of major investors, the Executive Directors review significant issues raised by investors with the Board. Non-Executive Directors are sent copies of analysts’ and brokers’ briefings. There is an opportunity for individual shareholders to put their questions to the Directors at the Annual General Meeting. The Company regularly responds to letters from shareholders on a range of issues. UK capital gains tax For the purposes of UK capital gains tax, the price of the Company’s ordinary shares on 31 March 1982 was 35.04p. Smith & Nephew plc share price The Company’s ordinary shares are quoted on the London Stock Exchange under the symbol SN. The Company’s share price is available on the Group’s website (www.smith-nephew.com) and at www.londonstockexchange.com where the live financial data is updated with a 15-minute delay. American Depositary Shares (‘ADSs’) and American Depositary Receipts (‘ADRs’) In the US, the Company’s ordinary shares are traded in the form of ADSs, evidenced by ADRs, on the New York Stock Exchange under the symbol SNN. Each American Depositary Share represents two ordinary shares. J.P. Morgan Chase Bank N.A. is the authorised depositary bank for the Company’s ADR programme. ADS enquiries All enquiries regarding ADS holder accounts and payment of dividends should be addressed to: EQ Shareowner Services P.O. Box 64504 St Paul, MN 55164-0504 US toll free phone: +1-800-990-1135 Online: Visit www.shareowneronline.com and select ‘Contact Us’. Smith & Nephew plc ADS price The Company’s ADS price can be obtained from the official New York Stock Exchange website at www.nyse.com and the Group’s website (www.smith-nephew.com) where the live financial data is updated with a 15-minute delay, and is quoted daily in the Wall Street Journal. Persons depositing or withdrawing shares must pay For $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) $0.05 (or less) per ADS Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates Any cash distribution to ADS registered holders, including payment of dividend $0.05 (or less) per ADS per calendar year Registration or transfer fees Depositary services Transfer and registration of shares on our share register to or from the name of the depositary or its agent when shares are deposited or withdrawn Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes As necessary Any charges incurred by the depositary or its agents for servicing the deposited securities As necessary ADS payment information Other information continued 272 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

ADS payment information

The Company hereby discloses ADS payment information for the year ended 31 December 2024 in accordance with the Securities and Exchange Commission rules 12.D.3 and 12.D.4 relating to Form 20-F filings by foreign private issuers. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.

The depositary collects fees for making distributions to investors, including payment of dividends by the Company by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fee for those services is paid.

During 2024, a fee of 1 US cent per ADS was collected by J.P. Morgan Chase Bank N.A. on the 2023 final dividend paid in May 2024 and a fee of 1.5 US cent per ADS was collected on the 2024 interim dividend paid in November. In the period 1 January 2024 to 13 February 2025, the total programme payments made by J.P. Morgan Chase Bank N.A. was $1,187,586.

Dividend history

Smith & Nephew plc has paid dividends on its ordinary shares in every year since 1937. Following the capital restructuring and dividend reduction in 2000, the Group adopted a policy of increasing its dividend cover (the ratio of EPSA, as set out in the 'Selected financial data', to ordinary dividends declared for the year). This was intended to increase the financing capability of the Group for acquisitions and other investments. From 2000 to 2004, the dividend increased in line with inflation and, in 2004, dividend cover stood at 4.1 times. Having achieved this level of dividend cover the Board changed its policy, from that of increasing dividends in line with inflation, to that of increasing dividends for 2005 and after by 10%. Following the redenomination of the Company's share capital into US Dollars, the Board reaffirmed its policy of increasing the dividend by 10% a year in US Dollar terms.

On 2 August 2012, the Board announced its intention to pursue a progressive dividend policy, with the aim of increasing the US Dollar value of ordinary dividends over time broadly based on the Group's underlying growth in earnings, while taking into account capital requirements and cash flows.

At the time of the full-year results, the Board reviews the appropriate level of total annual dividend each year. The Board intends that the interim dividend will be set by a formula and will be equivalent to 40% of the total dividend for the previous year. Dividends will continue to be declared in US Dollars with an equivalent amount in Sterling payable to those shareholders whose registered address is in the UK, or who have validly elected to receive Sterling dividends.

An interim dividend in respect of each fiscal year is normally declared in July or August and paid in October or November.

A final dividend will be recommended by the Board of Directors and paid subject to approval by shareholders at the Company's Annual General Meeting.

Future dividends of Smith & Nephew plc will be dependent upon: future earnings; the future financial condition of the Group; the Board's dividend policy; and the additional factors that might affect the business of the Group set out in 'Special note regarding forward-looking statements' and 'Risk Factors'.

Dividends per share

The table below sets out the dividends per ordinary share in the last five years.

Dividends below £500 per tax year are tax free for UK income tax purposes and dividends above £500 per tax year are subject to UK personal income tax at the rate of 8.75% for basic rate taxpayers, 33.75% for higher rate taxpayers and 39.35% for additional rate taxpayers. If you need to pay UK tax, how you pay depends upon the amount of dividend income you receive in a year. If your dividend income is up to £10,000 you can request HMRC to change your tax code so that the tax will be taken from your wages or pension or you can complete a self-assessment tax return. If your dividend income is over £10,000 in the tax year, you will need to complete a self-assessment tax return. This will apply to both cash and dividend reinvestment plan ('DRiP') dividends, although dividends paid on shares held within pensions and ISAs will be unaffected, remaining tax free.

Since the second interim dividend for 2005, all dividends have been declared in US cents per ordinary share.

In respect of the proposed final dividend for the year ended 31 December 2024 of 23.1 US cents per ordinary share, the record date will be 28 March 2025 and the payment date will be 28 May 2025. The Sterling equivalent per ordinary share will be set following the record date.

Dividends per share

	Years ended 31 December				
	2024	2023	2022	2021	2020
Pence per share:					
Interim	**11.10**	11.89	12.91	10.50	11.07
Final	**18.45**[1]	18.49	18.38	18.40	16.62
Total	**29.55**	30.38	31.29	28.90	27.69
US cents per share:					
Interim	**14.40**	14.40	14.40	14.40	14.40
Final	**23.10**	23.10	23.10	23.10	23.10
Total	**37.50**	37.50	37.50	37.50	37.50

1 Translated at the Bank of England rate on 13 February 2025.

Smith+Nephew Annual Report 2024

273

Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 6 May 2025. The ordinary shares will trade ex-dividend on both the London and New York Stock Exchanges from 27 March 2025. The proposed final dividend of 23.1 US cents per ordinary share, which together with the interim dividend of 14.4 US cents, makes a total for 2024 of 37.5 US cents. Shareholdings As at 13 February 2025, to the knowledge of the Group, there were 10,973 registered holders of ordinary shares, of whom 87 had registered addresses in the US and held a total of 159,471 ordinary shares (0.02% of the total issued). Because certain ordinary shares are registered in the names of nominees, the number of shareholders with registered addresses in the US is not representative of the number of beneficial owners of ordinary shares resident in the US. As at 13 February 2025, 36,428,537 ADSs equivalent to 72,857,074 ordinary shares or approximately 8.3% of the total ordinary shares in issue, were outstanding and were held by 88 registered ADS holders. Exchange controls and other limitations affecting security holders There are no UK governmental laws, decrees or regulations that restrict the export or import of capital or that affect the payment of dividends, interest or other payments to non-resident holders of Smith & Nephew plc’s securities, except for certain restrictions imposed from time to time by His Majesty’s Treasury of the United Kingdom pursuant to legislation, such as the United Nations Act 1946 and the Emergency Laws Act 1964, against the Government or residents of certain countries. There are no limitations, either under the laws of the UK or under the Articles of Association of Smith & Nephew plc, restricting the right of non-UK residents to hold or to exercise voting rights in respect of ordinary shares, except that where any overseas shareholder has not provided to the Company a UK address for the service of notices, the Company is under no obligation to send any notice or other document to an overseas address. conversion or other integrated transaction or US Holders whose functional currency for US federal income tax purposes is other than the US Dollar. In addition, the comments below do not address the potential application of the provisions of the US Internal Revenue Code known as the Medicare contribution tax, any alternative minimum tax consequences, any US federal tax other than income tax or any US state, local or non-US (other than UK) taxes. The summary deals only with US Holders who hold ADSs or ordinary shares as capital assets for tax purposes. The summary is based on current UK and US law and practice which is subject to change, possibly with retroactive effect. US Holders are recommended to consult their tax advisers as to the particular tax consequences to them of the ownership of ADSs or ordinary shares. The Company believes, and this discussion assumes, that the Company was not a passive foreign investment company for its taxable year ended 31 December 2024. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. For purposes of US federal income tax law, US Holders of ADSs will generally be treated as owners of the ordinary shares represented by the ADSs. Taxation of distributions in the UK and the US The UK does not currently impose a withholding tax on dividends paid by a UK corporation, such as the Company. For US federal income tax purposes, distributions paid by the Company will generally be foreign source dividends to the extent paid out of the Company’s current or accumulated earnings and profits as determined for US federal income tax purposes. Because the Company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate US Holders. It is, however, the current practice of the Company to send every notice or other document to all shareholders regardless of the country recorded in the register of members, with the exception of details of the Company’s dividend reinvestment plan, which are not sent to shareholders with recorded addresses in the US and Canada. Taxation information for shareholders The comments below are of a general and summary nature and are based on the Group’s understanding of certain aspects of current UK and US federal income tax law and practice relevant to the ADSs and ordinary shares not in ADS form. The comments address the material US and UK tax consequences generally applicable to a person who is the beneficial owner of ADSs or ordinary shares and who, for US federal income tax purposes, is a citizen or resident of the US, a corporation (or other entity taxable as a corporation) created or organised in or under the laws of the US (or any State therein or the District of Columbia), or an estate or trust the income of which is included in gross income for US federal income tax purposes regardless of its source (each a US Holder). The comments set out below do not purport to address all tax consequences of the ownership of ADSs or ordinary shares that may be material to a particular holder and in particular do not deal with the position of US Holders who directly, indirectly or constructively own 10% or more of the Company’s issued ordinary shares. This discussion does not apply to (i) US Holders whose holding of ADSs or ordinary shares is effectively connected with or pertains to either a permanent establishment in the UK through which a US Holder carries on a business in the UK or a fixed base from which a US Holder performs independent personal services in the UK, or (ii) US Holders whose registered address is inside the UK. This discussion does not apply to certain US Holders subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, broker-dealers and traders in securities that elect to use the mark-to-market method of tax accounting, partnerships or other entities treated as partnerships for US federal income tax purposes, US Holders holding ADSs or ordinary shares as part of a hedging, Shareholder information continued Other information continued 274 Smith+Nephew Annual Report 2024

Dividends paid to certain non-corporate US Holders of ordinary shares or ADSs may be subject to US federal income tax at lower rates than those applicable to other types of ordinary income if certain conditions are met. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates. Taxation of capital gains US Holders, who are not resident for tax purposes in the UK, will not generally be liable for UK capital gains tax on any capital gain realised upon the sale or other disposition of ADSs or ordinary shares unless the ADSs or ordinary shares are held in connection with a trade carried on in the UK through a permanent establishment (or in the case of individuals, through a branch or agency). Furthermore, UK resident individuals who acquire ADSs or ordinary shares before becoming temporarily non-UK residents may remain subject to UK taxation of capital gains on gains realised while non-resident. For US federal income tax purposes, gains or losses realised upon a taxable sale or other disposition of ADSs or ordinary shares by US Holders generally will be US source capital gains or losses and will be long-term capital gains or losses if the ADSs or ordinary shares were held for more than one year. The amount of a US Holder’s gain or loss will be equal to the difference between the amount realised on the sale or other disposition and such holder’s tax basis in the ADSs, or ordinary shares, each determined in US Dollars. Inheritance and estate taxes HM Revenue & Customs imposes inheritance tax on capital transfers which occur on death and in the seven years preceding death. HM Revenue & Customs considers that the US/UK Double Taxation Convention on Estate and Gift Tax applies to inheritance tax. Consequently, a US citizen who is domiciled in the US and is not a UK national or domiciled in the UK will not be subject to UK inheritance tax in respect of ADSs and ordinary shares. A UK national who is domiciled in the US will be subject to UK inheritance tax but will be entitled to a credit for any US federal estate tax charged in respect of ADSs and ordinary shares in computing the liability to UK inheritance tax. Special rules apply where ADSs and ordinary shares are business property of a permanent establishment of an enterprise situated in the UK. The above discussion reflects current UK tax law. The Finance Bill currently proceeding through the UK Parliament contains provisions affecting UK inheritance tax from 6 April 2025 (which, broadly, provide for the repeal of the concepts of domicile and deemed domicile and their replacement with a long-term residence-based approach). US Holders who may be impacted by these changes should consult with their tax advisers as necessary. US information reporting and backup withholding Payments of dividends on, or proceeds from the sale of, ADSs or ordinary shares that are made within the US or through certain US-related financial intermediaries generally will be subject to US information reporting, and may be subject to backup withholding, unless a US Holder is an exempt recipient or, in the case of backup withholding, provides a correct US taxpayer identification number and certain other conditions are met. Any backup withholding deducted may be credited against the US Holder’s US federal income tax liability, and, where the backup withholding exceeds the actual liability, the US Holder may obtain a refund by timely filing the appropriate refund claim with the US Internal Revenue Service. US Holders who are individuals or certain specified entities may be required to report information relating to securities issued by a non-US person (or foreign accounts through which the securities are held), subject to certain exceptions (including an exception for securities held in accounts maintained by US financial institutions). US Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares. UK stamp duty and stamp duty reserve tax UK stamp duty is charged on documents and in particular instruments for the transfer of registered ownership of ordinary shares. Transfers of ordinary shares in certificated form will generally be subject to UK stamp duty at the rate of ½% of the consideration given for the transfer with the duty rounded up to the nearest £5. UK stamp duty reserve tax (SDRT) arises when there is an agreement to transfer shares in UK companies ‘for consideration in money or money’s worth’, and so an agreement to transfer ordinary shares for money or other consideration may give rise to a charge to SDRT at the rate of ½% (rounded up to the nearest penny). The charge of SDRT will be cancelled, and any SDRT already paid will be refunded, if within six years of the agreement an instrument of transfer is produced to HM Revenue & Customs and the appropriate stamp duty paid. Transfers of ordinary shares into CREST (an electronic transfer system) are exempt from stamp duty so long as the transferee is a member of CREST who will hold the ordinary shares as a nominee for the transferor and the transfer is in a form that will ensure that the securities become held in uncertificated form within CREST. Paperless transfers of ordinary shares within CREST for consideration in money or money’s worth are liable to SDRT rather than stamp duty. SDRT on relevant transactions will be collected by CREST at ½%, and this will apply whether or not the transfer is effected in the UK and whether or not the parties to it are resident or situated in the UK. UK legislation provides for a charge to stamp duty or SDRT to be payable at an enhanced rate of 1.5% of the consideration (or, in some cases, the value of the shares concerned) where ordinary shares are transferred to the depositary or to certain persons providing a clearance service (or their nominees or agents) for the conversion into ADRs and will generally be payable by the depositary or person providing clearance service. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the depositary on deposits of ordinary shares will be charged by the depositary to the party to whom ADRs are delivered against such deposits. However, such transfers to the depository or to certain persons providing a clearance service (or their nominees or agents) will not attract stamp duty or SDRT where they satisfy the conditions of an exemption, including exemptions which can Smith+Nephew Annual Report 2024 275 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Securities and Exchange Commission (SEC). The information in this document will be updated and supplemented at the time of filing with the SEC or later amended if necessary. Smith+Nephew operates on a worldwide basis and has distribution channels in over 100 countries. The Group is engaged in a single business activity, being the development, manufacture and sale of medical technology products and services. In 2023, Smith+Nephew’s operations were organised into three global business units (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) within the medical technology industry. Smith+Nephew’s corporate website, www.smith-nephew.com, gives additional information on the Group, including an electronic version of this Annual Report. Information made available on this website, or other websites mentioned in this Annual Report, are not and should not be regarded as being part of, or incorporated into, this Annual Report. The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise. For the convenience of the reader, a Glossary of terms used in this document is included on page 283. The product names referred to in this document are identified by use of capital letters and the ◊ symbol (on first occurrence on a particular page) and are trademarks owned by or licensed to members of the Group. Presentation The Group’s fiscal year end is 31 December. References to a particular year in this Annual Report are to the fiscal year, unless otherwise indicated. Except as the context otherwise requires, ‘ordinary share’ or ‘share’ refer to the ordinary shares of Smith & Nephew plc of 20 US cents each. The Group Accounts of Smith & Nephew plc in this Annual Report are presented in US Dollars. Solely for the convenience of the reader, certain parts of this Annual Report contain translations of amounts in US Dollars into Sterling at specified rates. These translations should not be construed as representations that the US Dollar amounts actually represent such Sterling amounts or could be converted into Sterling at the rate indicated. Unless stated otherwise, the translation of US Dollars and cents to Sterling and pence in this Annual Report has been made at the Bank of England exchange rate on the date indicated. On 13 February 2025, the latest practicable date for this Annual Report, the Bank of England rate was US$1.2523 per £1.00. The results of the Group, as reported in US Dollars, are affected by movements in exchange rates between US Dollars and other currencies. The Group applied the average exchange rates prevailing during the year to translate the results of companies with functional currency other than US Dollars. The currencies which most influenced these translations in the years covered by this report were Sterling, Swiss Franc and the Euro. The Accounts of the Group in this Annual Report are presented in millions (m) unless otherwise indicated. Change in auditor KPMG concluded their engagement as our auditors with effect from 1 May 2024. Deloitte LLP was appointed as the Group’s auditors with effect from the same date. The audit opinion provided by KPMG for the financial year ended 31 December 2023 did not include an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Insider trading policies Our Board of Directors adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to the Group. apply to certain capital raising or qualifying listing arrangements. Specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances. No liability for stamp duty or SDRT will arise on any transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS, provided that the ADS and any instrument of transfer or written agreement to transfer remains at all times outside the UK, and provided further that any instrument of transfer or written agreement to transfer is not executed in the UK and the transfer does not relate to any matter or thing done or to be done in the UK (the location of the custodian as a holder of ordinary shares not being relevant in this context). In any other case, any transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS could, depending on all the circumstances of the transfer, give rise to a charge to stamp duty or SDRT. Any UK stamp duty or SDRT imposed upon transfers of ADSs or ordinary shares will not be treated as a creditable foreign tax for US federal income tax purposes. US Holders should consult their tax advisers regarding whether any such UK stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognised upon a sale or other disposition of the ADSs or ordinary shares. About Smith+Nephew The Smith+Nephew Group (the Group) is a portfolio medical technology business with leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine, and revenue of approximately $5.8bn in 2024. Smith & Nephew plc (the Company) is the Parent Company of the Group. It is an English public limited company with its shares listed on the premium list of the UK Listing Authority and traded on the London Stock Exchange. Shares are also traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs). This is the Annual Report of Smith & Nephew plc for the year ended 31 December 2024. It comprises, in a single document, the Annual Report and Accounts of the Company in accordance with UK requirements and the Annual Report on Form 20-F in accordance with the regulations of the United States Shareholder information continued Other information continued 276 Smith+Nephew Annual Report 2024

Special note regarding forward-looking statements The Group’s reports filed with, or furnished to, the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, contain ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995, that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins discussed in the ‘Strategic Report’, market trends and our product pipeline are forward-looking statements. Phrases such as ‘aim’, ‘plan’, ‘intend’, ‘anticipate’, ‘well-placed’, ‘believe’, ‘estimate’, ‘expect’, ‘target’, ‘consider’ and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: global supply chain; risks related to factors such as the conflicts in Ukraine and the Middle East; economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems and loss of reputation or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; talent management; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature; relationships with healthcare professionals; reliance on information technology and cybersecurity; artificial intelligence technologies and disruptor products. Specific risks faced by the Group are described under ‘Risk factors’ on pages 257–264 of this Annual Report. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew’s expectations. Product data Product data and product share estimates throughout this report are derived from a variety of sources including publicly available competitors’ information, internal management information and independent market research reports. Documents on display It is possible to read and copy documents referred to in this Annual Report at the Registered Office of the Company. Documents referred to in this Annual Report that have been filed with the Securities and Exchange Commission in the US may be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Annual Reports on Form 20-F and some of the other information submitted by the Group to the SEC may be accessed through the SEC website. Corporate headquarters and registered office The corporate headquarters is in the UK and the registered office address is: Smith & Nephew plc, Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE, United Kingdom. Registered in England and Wales No. 324357. Tel. +44 (0)1923 477 100 www.smith-nephew.com Smith+Nephew Annual Report 2024 277 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Cross-reference to Form 20-F The information in this document that is referenced in the following table will be included in our Annual Report on Form 20-F for 2024 filed with the SEC (the ‘2024 Form 20-F’). The information in this document will be updated and supplemented at the time of filing with the SEC or later amended if necessary. No other information in this document is included in the 2024 Form 20-F or incorporated by reference into any filings by us under the Securities Act. Part 1 Form 20-F caption Location in this document Page Item 1 Identity of Directors, Senior Management and Advisers Not applicable – Item 2 Offer Statistics and Expected Timetable Not applicable – Item 3 Key Information A – (Reserved) Not applicable – B – Capitalisation and Indebtedness Not applicable – C – Reason for the Offer and Use of Proceeds Not applicable – D – Risk Factors Risk factors 257–264 Item 4 Information on the Company A – History and Development of the Company Corporate Headquaters and Regional Office 277 Note 1 ‘Basis of preparation’ 196 Group Information 256 About Smith+Nephew 276 Note 21 ‘Acquisitions’ 245–246 Capital allocation framework 26–27 Note 7 ‘Property, plant and equipment’ 210–211 Note 9 ‘Intangible assets 214–216 Note 15 ‘Cash and borrowings’ 221–223 Documents on display 277 B – Business Overview Smith+Nephew at a glance 2-5 Orthopaedics Segment 39, 41–42 Sports Medicine & ENT Segment 43, 45–46 Wound Segment 47, 49–50 Chair’s statement 6-9 Chief Executive Officer’s review 10–13 Leading positions in attractive markets 14–15 Our business model 16–17 Elevating the standard of care 28–35 Putting our customers first 36–50 Disaggregation of revenue 201 Seasonality 15 Source materials 34 2024 Principal Risks 83-93 Note 12 ‘Inventories’ 218 Risk Factors 257–264 Accelerating Sports Medicine and AWM 11 Product availability 34 Our sales force 37 Note 3 ‘Operating profit’ 203–204 Note 9 ‘Intangible assets 214–216 Engaging with our stakeholder 96–100 Compliance and Culture Committee Report 126–129 C – Organisational Structure Note 8 ‘Group companies’ 252–255 Group Information 256 D – Property, Plants and Equipment Note 7 ‘Property, plant and equipment’ 210–211 Group Information 256 Item 4A Unresolved Staff Comments None – Item 5 Operating and Financial Review and Prospects A – Operating Results Chair’s statement 6–9 Chief Executive Officer’s review 10–13 KPIs 18–19 Other information continued 278 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Part 1	Form 20-F caption	Location in this document	Page
	A – Operating Results	Financial review	20–27
		Research & Development	29–31
		Orthopaedics Performance	40
		Sports Medicine & ENT Performance	44
		Advanced Would Management Performance	48
		Group financial statements	192–247
	B – Liquidity and Capital Resources	Liquidity and capital resources	26
		Note 15 'Cash and borrowings'	221–223
		Note 20 'Cash flow statement'	243–244
	C – Research and Development, Patents and Licences, etc.	Chief Executive Officer's review	10–13
		Research & Development	29–31
		Operating profit	203–204
		New product innovation, design and development, including intellectual property	260
	D – Trend Information	Chief Executive Officer's review	10–13
		Delivering value for stakeholders	16–17
		Outlook	27
		Elevating the standard of care	28–35
		Putting our customers first	36–50
		Risk factors	257–264
	E – Critical Accounting Estimates	Note 1.2 'Critical judgements and estimates'	197
Item 6	**Directors, Senior Management and Employees**		
	A – Directors and Senior Management	Board of Directors	104–107
		Executive Committee	108–109
	B – Compensation	Remuneration Committee Report	136–173
		Retirement benefit obligations	233–240
	C – Board Practices	Board of Directors	104–107
		Corporate Governance	110–173
	D – Employees	Diversity at Smith+Nephew	62
		Our People	97
		Note 3.1 'Staff costs and employee numbers'	205
		An ethical employer	63
	E – Share Ownership	Share Capital	174–176
		Note 6 'Earnings per ordinary share'	209
		Directors' interests in ordinary shares	163–165
		Note 19 'Equity'	240–242
		Note 22.1 'Share-based payments'	247
		Performances Share Plan	159–163
		Shareholder information	272–277
	F – Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation	Not applicable	–
Item 7	**Major Shareholders and Related Party Transactions**		
	A – Major Shareholders	Major Shareholders	176
		Shareholder information	272–277
	B – Related Party Transactions	Note 22.2 'Related party transactions'	247
	C – Interests of Experts and Counsel	Not applicable	–
Item 8	**Financial Information**		
	A – Consolidated Statements and Other Financial Information	Statement of Directors' responsibilities in respect of the Annual Report and Financial Statements	179
		Independent auditor's report to the members of Smith & Nephew Plc	180–191
		Group financial statements	192–247
	Legal Proceedings	Note 17.3 'Legal proceedings'	232
	Dividends	Shareholder information	272–277
Item 9	**The Offer and Listing**		
	A – Offer and Listing Details	UK Corporate Governance Code 2018 ("the Code"): 2024 Statement of Compliance	103
		Share Capital	174–176
		Business overview and Group history	256
		Shareholder information	272–277

Smith+Nephew Annual Report 2024
279

Other information continued

Cross-reference to Form 20-F continued

Part 1	Form 20-F caption	Location in this document	Page
	B – Plan of Distribution	Not applicable	–
	C – Markets	UK Corporate Governance Code 2018 ("the Code"): 2024 Statement of Compliance	103
		Share Capital	174–176
		Business overview and Group history	256
		Shareholder information	272–277
	D – Selling Shareholders	Not applicable	–
	E – Dilution	Not applicable	–
	F – Expenses of the Issue	Not applicable	–
Item 10	**Additional Information**		
	A – Share Capital	Not applicable	–
	B – Memorandum and Articles of Association	Articles of Association	174
	C – Material Contracts	Not applicable	–
	D – Exchange Controls	Exchange controls and other limitations affecting security holders	274
	E – Taxation	Taxation information for shareholders	272–276
	F – Dividends and Paying Agents	Not applicable	–
	G – Statement by Experts	Not applicable	–
	H – Documents on Display	Documents on display	277
	I – Subsidiary Information	Group companies	252–255
	J – Annual report to security holders	Annual report to security holders	To be filed as exhibit to Form 6-K
Item 11	**Quantitative and Qualitative Disclosure about Market Risk**	Note 16 'Financial instruments and risk management'	224–230
Item 12	**Description of Securities other than Equity Securities**		
	A – Debt Securities	Not applicable	–
	B – Warrants and Rights	Not applicable	–
	C – Other Securities	Not applicable	–
	D – American Depositary Shares	Shareholder information	272–277
Part 2	**Form 20-F caption**	**Location in this document**	**Page**
Item 13	**Defaults, Dividend Arrearages and Delinquencies**	Not applicable	–
Item 14	**Material Modifications to the Rights of Security Holders and Use of Proceeds**	Not applicable	–
Item 15	**Controls and Procedures**	Risk report	78–82
		Audit Committee Report	130–135
		Independent auditor's report to the members of Smith & Nephew Plc	180–191
Item 16	**(Reserved)**	Not applicable	–
	A – Audit Committee Financial Expert	How we assess our prospects	94–95
		Committee meetings	131
	B – Code of Ethics	Code of Ethics for Senior Financial Officers	135
	C – Principal Accountant Fees and Services	Non-audit fees paid to the auditor	134
		Audit fees paid to the auditor	134
		Note 3.2 'Audit Fees – information about the nature and cost of services provided by the auditor'	205
	D – Exemptions from the Listing Standards for Audit Committees	Not applicable	–
	E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Major Shareholdings	176
		Purchase of ordinary shares on behalf of the Company	176
	F – Change in Registrant's Certifying Accountant	Change in auditor	276
	G – Corporate Governance	Governance at a glance	102–103
	H – Mine Safety Disclosure	Not applicable	–
	I – Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	–
	J – Insider Trading Policies	Insider trading	276
	K – Cybersecurity	Cybersecurity risk management and governance	256–257
Part 3	**Form 20-F caption**	**Location in this document**	**Page**
Item 17	Financial Statements	Not applicable	–
Item 18	Financial Statements	Group Financial Statements	192–247
Item 19	Exhibits		

280 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

SASB reporting

Topic	Metric	2024 Reporting	Code
Affordability and pricing	Ratio of weighted average rate of net price increases (for all products) to the annual increase in the US Consumer Price Index.	Not reported.	HC-MS-240a.1
	Description of how price information for each product is disclosed to customers or to their agents.	Smith+Nephew uses several methods to disseminate price information to customers, including quotes, agreements, responses to requests for proposal, tender bid submissions, discount and rebate reporting and through large group purchasing organisation/ integrated delivery network customers to their members.	HC-MS-240a.2
Product safety	Number of recalls issued, total units recalled.	In 2024, Smith+Nephew reported 10 recalls globally: 0 class I and 10 Class II. A total of 21,822 units were impacted globally. All impacted products were either removed from the market or corrected per the applicable regulations and/or standards.	HC-MS-250a.1
	List of products listed in the FDA's MedWatch Safety Alerts for Human Medical Products database.	Smith+Nephew reports all data as required by FDA. The MedWatch database is available at https://www.fda.gov/safety/medwatch-fda-safety-information-and-adverse-event-reporting-program	HC-MS-250a.2
	Number of fatalities related to products as reported in the FDA Manufacturer and User Facility Device Experience (MAUDE).	Smith+Nephew reports all data as required by FDA. The FDA MAUDE database is available at https://www.accessdata.fda.gov/scripts/cdrh/cfdocs/cfmaude/search.cfm	HC-MS-250a.3
	Number of FDA enforcement actions taken in response to violations of current Good Manufacturing Practices (cGMP), by type.	In 2024, Smith+Nephew received: – 0 Form 483 (0 observations in total). – 0 Warning letters. – 0 Seizures. – 0 Recalls (FDA reportable events). – 0 Consent decrees.	HC-MS-250a.4
Ethical marketing	Description of code of ethics governing promotion of off-label use of products.	See the Product Promotion and Scientific Disclosures section of our Code of Conduct and Business Principles (Compliance (smith-nephew.com)) and the Business Ethics section of our Sustainability Report for additional information.	HC-MS-270a.2

Smith+Nephew Annual Report 2024
281

Other information continued

SASB reporting continued

Topic	Metric	2024 Reporting	Code
Product design and lifecycle management	Discussion of process to assess and manage environmental and human health considerations associated with chemicals in products, and meet demand for sustainable products.	Sustainability reviews are incorporated in New Product Development phase reviews for new products and acquisitions. Additionally, regulatory changes regarding chemicals in products are tracked and actioned, as appropriate. See our Sustainability Report for more information.	HC-MS-410a.1
	Total amount of products accepted for takeback and reused, recycled, or donated, broken down by: (1) devices and equipment and (2) supplies.	Smith+Nephew operates takeback schemes where required by law. Smith+Nephew does not measure the amount of products reused or recycled for our business purposes. See the People section of our Sustainability Report for information on product donations.	HC-MS-410a.2
Supply chain management	Percentage of (1) entity's facilities and (2) Tier 1 suppliers' facilities participating in third-party audit programmes for manufacturing and product quality.	All Smith+Nephew direct manufacturing locations participate in the Medical Device Single Audit Program (MDSAP). All Smith+Nephew direct and third-party manufacturing locations are certified to ISO 13485. Additionally, all Tier 1 material suppliers are compliant with ISO 13485.	HC-MS-430a.1
	Description of efforts to maintain traceability within the distribution chain.	All Smith+Nephew products are labelled with either Unique Device Identifiers or HIBC barcodes to maintain traceability.	HC-MS-430a.2
	Description of the management of risks associated with the use of critical materials.	Supply chain risks are captured within Smith+Nephew's Enterprise Risk Management process and Global Supply Chain is identified as one of our Principal Risks. See our Risk Report on page 78 and our Conflict Minerals Disclosure Report on our website (www.smith-nephew.com) for additional information.	HC-MS-430a.3
Business ethics	Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption.	In 2024, Smith+Nephew did not have monetary losses due to legal proceedings associated with bribery or corruption.	HC-MS-510a.1
	Description of code of ethics governing interactions with health care professionals.	See our website (www.smith-nephew.com) for our Code of Conduct and Business Principles, our Anti-Bribery Policy, our Annual Report, and also the Business Ethics section of our Sustainability Report for additional information.	HC-MS-510a.2
Activity metric	Number of units sold by product category.	Not reported.	HC-MS-000.A

You can learn more about our sustainability targets and strategy in our 2024 Sustainability Report at www.smith-nephew.com/sustainability

282

Smith+Nephew Annual Report 2024

Term Meaning ADR In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares evidenced by American Depositary Receipts (ADRs). ADS In the US, the Company’s ordinary shares are traded in the form of American Depositary Shares (ADSs). Arthroscopic Enabling Technologies (AET) A product group which includes a variety of technologies such as fluid management equipment for surgical access, high definition cameras, digital image capture, scopes, light sources and monitors to assist with visualisation inside the joints, radio frequency, electromechanical and mechanical tissue resection devices, and hand instruments for removing damaged tissue. Advanced Wound Bioactives (AWB) A product group which includes biologics and other bioactive technologies that provide unique approaches to debridement and dermal repair/regeneration, and regenerative medicine products including skin, bone graft and articular cartilage substitutes. Advanced Wound Care (AWC) A product group which includes products for the treatment and prevention of acute and chronic wounds, including leg, diabetic and pressure ulcers, burns and post-operative wounds. Advanced Wound Devices (AWD) A product group which includes traditional and single-use Negative Pressure Wound Therapy, a patient monitoring system for pressure injury prevention and patient mobility monitoring, and hydrosurgery systems. AGM Annual General Meeting of the Company. Arthroscopy Endoscopy of the joints is termed ‘arthroscopy’, with the principal applications including the knee and shoulder. ASC Ambulatory Surgery Center. Basis Point One hundredth of one percentage point. Chronic wounds Chronic wounds are those with long or unknown healing times including leg ulcers, pressure sores and diabetic foot ulcers. Company Smith & Nephew plc or, where appropriate, the Company’s Board of Directors, unless the context otherwise requires. Companies Act Companies Act 2006, as amended, of England and Wales. Emerging Markets Emerging Markets include Latin America, Asia (excluding Japan), Middle East, Africa and Russia. EPSA Adjusted earnings per ordinary share as defined on page 268. Endoscopy Through a small incision, surgeons are able to see inside the body using a monitor and identify and repair defects. ENT Ear, Nose and Throat. Established Markets Established Markets are United States of America, Europe, Australia, New Zealand, Canada and Japan. Euro or € References to the common currency used in the majority of the countries of the European Union. FDA US Food and Drug Administration. Financial statements Refers to the consolidated Group Accounts of Smith & Nephew plc. FTSE 100 Index of the largest 100 listed companies on the London Stock Exchange by market capitalisation. Group or Smith+Nephew Used for convenience to refer to the Company and its consolidated subsidiaries, unless the context otherwise requires. Health economics A branch of economics concerned with issues related to efficiency, effectiveness, value and behaviour in the production and consumption of health and healthcare. Hip Implants A product group which includes specialist products for reconstruction of the hip joint. IFC Inside Front Cover. IBC Inside Back Cover. Term Meaning IFRS International Financial Reporting Standards issued by the International Accounting Standards Board. Knee implants A product group which includes an innovative range of products for specialised knee replacement procedures. LSE London Stock Exchange. MDR Medical Device Regulation. MHRA The Medicines and Healthcare products Regulatory Agency in the UK. Negative Pressure Wound Therapy (NPNT) A technology used to treat chronic wounds such as diabetic ulcers, pressure sores and post-operative wounds through the application of sub-atmospheric pressure to an open wound. NHS The UK National Health Service. NYSE New York Stock Exchange. Orthopaedic products Orthopaedic reconstruction products include joint replacement systems for knees, hips and shoulders and support products such as computer-assisted surgery and minimally invasive surgery techniques. Orthopaedic trauma devices are used in the treatment of bone fractures including rods, pins, screws, plates and external frames. Other Reconstruction A product group which includes robotics-assisted surgery, bone cement and accessory products. OXINIUM OXINIUM material is an advanced load bearing technology. It is created through a proprietary manufacturing process that enables zirconium to absorb oxygen and transform to a ceramic on the surface, resulting in a material that incorporates the features of ceramic and metal. Management believes that OXINIUM material used in the production of components of knee and hip implants exhibits unique performance characteristics due to its hardness, low-friction and resistance to roughening and abrasion. Parent Company Smith & Nephew plc. Pound Sterling, Sterling, £, pence or p References to UK currency. 1p is equivalent to one hundredth of £1. SEC US Securities and Exchange Commission. Sports Medicine Joint Repair Sports Medicine Joint Repair includes instruments, technologies and implants necessary to perform minimally invasive surgery of joints. Trading results Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to trading cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and comparability of results. Refer to page 265 for further information. Trauma & Extremities A product group which includes internal and external devices used in the stabilisation of severe fractures and deformity correction procedures. UK United Kingdom of Great Britain and Northern Ireland. Underlying growth Growth after adjusting for the effects of currency translation and the inclusion of the comparative impact of acquisitions and exclusion of disposals. US United States of America. US Dollars, $, or cents or ¢ References to US currency. 1 cent is equivalent to one hundredth of US$1. Unless the context indicates otherwise, the following terms have the meanings shown below: Glossary Smith+Nephew Annual Report 2024 283 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

Accounting policies 196–247 Accounts presentation 276 Acquisitions 19, 23, 26–27, 47, 68, 76, 91, 95–96, 110, 117, 131, 202–203, 245–246, Acquisition and disposal related items 18, 23, 25, 202–203, 268–269 American Depositary Shares 272 Articles of Association 174–177 Audit fees 134, 205 Board 104–107 Business overview 2–5, 256 Business segment information 39–50, 199–203 Cash and borrowings 221–223 Chair’s statement 6–9 Chief Executive Officer’s review 10–13 Company balance sheet 248 Company notes to the accounts 250–255 Contingencies 230–232, 252 Critical judgements and estimates 197 Cross-reference to Form 20-F 278–280 Currency fluctuations 264 Currency translation 198 Deferred taxation 208–209 Directors’ Remuneration Report 136–177 Directors’ responsibility statement 179 Dividends 7, 242 Earnings per share 24, 192, 209 Employee share plans 247 Executive team 108–109 Factors affecting results of operations 264 Financial instruments 224–230 Financial review 20–27 Free cash flow 269 Glossary of terms 283 Goodwill 212–214 Group balance sheet 193 Group cash flow statement 194 Group companies 252–255 Group history 276 Group income statement 192 Group notes to the accounts 196–247 Group overview 2–5, 256 Group statement of changes in equity 195 Group statement of comprehensive income 192 Independent auditor’s report 180–191 Intangible assets 214–216 Intellectual property disputes 232 Interest and other finance costs 205 Inventories 218 Investments 216 Investment in associates 216–217 Key Performance Indicators 18–19 Legal and other 203, 268–269 Legal proceedings 232 Leverage ratio 270 Liquidity and capital resources 26, 223 Manufacturing and quality 34–35 Medical education 3, 6, 19, 32–33 Net debt 221 New accounting standards 196-197 Operating profit 203–204 Other finance costs 205 Our approach to stakeholders 116–118 Our global markets 40, 44, 48 Outlook and trend information 9, 27, 257–264 People/Employees 66 Post balance sheet events 247 Provisions 230–232 Property, plant and equipment 210–211 Regulation 15, 35, 69–70, 84–85 Related party transactions 247, 256 Research & development 29–31, 91, 203–204 Restructuring and rationalisation expenses 203, 268–269 Retirement benefit obligations 233–239 Return on invested capital (ROIC) 18, 21, 26–27, 271 Risk factors 257–264 Risk report 78–95 SASB reporting 281–282 Share-based payments 247 Share capital 240–242 Shareholder information 272–277 Staff costs and employee numbers 205 Stakeholder statement 116–117 Statement of compliance 103 Strategy for Growth 10–13 Sustainability 65–77 Taxation 206–209 Taxation information for shareholders 274–276 TCFD reporting 69–73 Total shareholder return 168–169 Trade and other payables 220 Trade and other receivables 219–220 Treasury shares 241–242 Index Other information continued 284 Smith+Nephew Annual Report 2024

References from business unit sections References from Elevating the Standard of Care (pages 28–35) 1. Collins M, Lavigne M, Girard J, Vendittoli PA. Joint perception after hip or knee replacement surgery. Orthop Traumatol Surg Res.2012;98:275–280. 2. Rashid MS, Cooper C, Cook J, et al. Increasing age and tear size reduce rotator cuff repair healing rate at 1 year. Acta Orthop. 2017;88:606–611. 3. Data from a recent study, Mitchell RB et. al. Clinical practice guideline: Tonsillectomy in children (Update). Otolaryngology – Head and Neck Surgery. 2019;160(1 Suppl):S1–S42. 4. National Healthcare Safety Network report on surgical site infections, January 2023. 5. SmartTrak Report, 2023. 6. Komodo Health, 2022. 7. Ruiz Ibán MA, Navlet MG, Marco SM, et al. Augmentation of a transosseous equivalent repair in posterosuperior non-acute rotator cuff tears with a bioinductive collagen implant decreases the re-tear rate at one year. A randomised controlled trial. Arthroscopy. 2024. Volume 40, Issue 6, 1760 – 1773. 8. Smith PN, Gill DR, McAuliffe MJ, McDougall C, Stoney JD, Vertullo CJ, Wall CJ, Corfield S, Page R, Cuthbert AR, Du P, Harries D, Holder C, Lorimer MF, Cashman K, Lewis PL. Hip, Knee and Shoulder Arthroplasty: 2023 Annual Report, Australian Orthopaedic Association National Joint Replacement Registry, AOA: Adelaide, South Australia. 2023. https://doi.org/10.25310/YWQZ9375. 9. Schaffler BC, Raymond HE, Black CS, Habibi AA, Ehlers M, Duncan ST, Schwarzkopf R. Two-year outcomes of novel dual-mobility implant in primary total hip arthroplasty. Adv Orthop. 2024;2024:4125965. Published 2024 Jan 16. 10.Laende EK, Gascoyne TC, Teeter MG, et al. Poster presented at Orthopaedic Research Society 2024 Annual Meeting, February 2–6, 2024; Long Beach, CA, USA. 11.Prinos A, Cardillo c, Greenky S, et al. Poster presented at Orthopaedic Research Society 2024 Annual Meeting, February 2–6, 2024; Long Beach, CA, USA. 12.Cochrane NH, Kim BI, Stauffer TP, et al. Revision total knee arthroplasty with an imageless, second-generation robotic system. J Arthroplasty. Published online February 12, 2024. 13.James K, Glasswell A, Costa B. Single-use negative pressure wound therapy versus conventional dressings for the reduction of surgical site infections in closed surgical incisions: systematic literature review and meta-analysis. Am J Surg. 2024;228:70–77. 14.Atkinson L, Costa B. Pressure injury prevention with a unique multi-layer foam dressing: a systematic review and meta-analysis of randomized controlled trials. Poster presented at: European Wound Management Association (EWMA); May 1–3, 2024; London, UK. References from Orthopaedics (pages 39–42) 1. Smith+Nephew. Evidence Outcomes Report EO.TRA. PCS001.v1. 2021. 2. Quartley M, Chloros G, Papakostidis K, Saunders C, Giannoudis PV. Stabilisation of AO OTA 31-A unstable proximal femoral fractures: Does the choice of intramedullary nail affect the incidence of post-operative complications? A systematic literature review and meta-analysis. Injury. 2022;53(3):827–840. 3. Iriuchishima T, Ryu K. A Comparison of Rollback Ratio between Bicruciate Substituting Total Knee Arthroplasty and Oxford Unicompartmental Knee Arthroplasty. J Knee Surg. 2018;31(6):568–572. 4. Murakami K, Hamai S, Okazaki K, et al. Knee kinematics in bi-cruciate stabilized total knee arthroplasty during squatting and stair climbing activities. J Orthop. 2018;15(2):650–654. 5. Yayac M, Harrer S, Hozack WJ, Parvizi J, Courtney M. The use of cementless components does not significantly increase procedural costs in total knee arthroplasty. J Arthroplasty. 2020;35:407–712. 6. National Joint Registry for England, Wales, Northern Ireland and the Isle of Man: 20th Annual Report. 2023. 7. Australian Orthopaedic Association National Joint Replacement Registry (AOANJRR). Hip, Knee & Shoulder Arthroplasty: 2024 Annual Report. Adelaide: AOA, 2024. 8. Peters RM, Van Steenbergen LN, Stevens M, Rijk PC, Bulstra SK, Zijlstra WP. The effect of bearing type on the outcome of total hip arthroplasty. Acta Orthop. 2018:89;163–169. 9. Atrey A, Ancarani C, Fitch D, Bordini B. Impact of bearing couple on long-term component survivorship for primary cementless total hip replacement in a large arthroplasty registry. Poster presented at: Canadian Orthopedic Association; June 20–23, 2018; Victoria, British Columbia, Canada. 10.Davis ET, Pagkalos J, Kopjar B. Bearing surface and survival of cementless and hybrid total hip arthroplasty in the National Joint Registry of England, Wales, Northern Ireland and the Isle of Man. JBJS OA. 2020;5:e0075. 11.Smith + Nephew 2024. Internal Report. 10143423 Rev A. 12.Smith + Nephew 2024. Internal Report. 10144794. 13.Smith+Nephew 2020. NAVIO Technical Specification Comparison. March 2020. Internal Report ER0488 REVB. 14.Smith+Nephew 2020. Comparison of operating room footprint for robotic-assisted knee arthroplasty systems. Internal Report. EO.REC.PCS015.002.v1. 15.Gregori A, Picard F, Bellemans J, Smith JR, Simone A. Handheld Precision Sculpting Tool for Unicondylar Knee Arthroplasty. A Clinical Review. Poster presented at: 15th EFORT Congress; 4–6 June, 2014; London, UK. 16.Bollars P, Boeckxstaens A, Mievis J, Janssen D. The Learning Curve and Alignment Assessment of an Image-Free Handheld Robot in TKA: The First Patient Series in Europe. Poster presented at: 19th Annual Meeting of the International Society for Computer Assisted Orthopaedic Surgery 2019; New York, USA. 17. Kopjar B, Schwarzkopf R, Chow J, et al. NAVIO Robotic Assisted Surgical System for Total Knee Arthroplasty Using JOURNEY II Guided-Motion Total Knee System. Poster presented at: ISTA 2–5 October, 2019; Toronto, Canada. 18.Geller JA, Rossington A, Mitra R, Jaramaz B, Khare R, Netravali NA. Rate of learning curve and alignment accuracy of an image-free handheld robot for total Knee Arthroplasty. European Knee Society Arthroplasty Conference;2019; Valencia, Spain. 19.Ponzio DY, Lonner JH. Preoperative Mapping in Unicompartmental Knee Arthroplasty Using Computed Tomography Scans Is Associated with Radiation Exposure and Carries High Cost. J Arthroplasty. 2015;30(6):964–967. 20.https://www.federalregister.gov/ documents/2023/11/22/2023-24293/medicare-program-hospital-outpatient-prospective-payment-and-ambulatory-surgical-center-payment. Accessed 12. December 2024. 21.Smith+Nephew 2023. AETOS Inlay Design Features. Internal Report. ER-04-0990-0017. 22.Arenas-Miquelez A, Murphy R, Rosa A, Caironi D, Zumstein M. Impact of humeral and glenoid component variations on range of motion in reverse geometry total shoulder arthroplasty. A standardised computer model study. (8214). Swiss Medical Weekly. 2020;150(SUPPL 244):2S. 23.Kalouche I, Sevivas N, Wahegaonker A, Sauzieres P, Katz D, Valenti P. Reverse shoulder arthroplasty: Does reduced medialisation improve radiological and clinical results? Acta Orthopaedica Belgica. 2009;75(2):158–166. 24.Lädermann A, Tay E, Collin P, et al. Effect of critical shoulder angle, glenoid lateralization, and humeral inclination on range of movement in reverse shoulder arthroplasty. Bone Joint Res. 2019;8(8):378–386. 25.3D Systems. Internal Report. RPT-1059. 26.3D Systems. Internal Report. RPT-1102. 27.3D Systems. Internal Report. WI-01098. 28.3D Systems. Internal Report. DCD-00360. 29.3D Systems. Internal Report. DCD-00361. 30.3D Systems. Internal Report. WI-01184. 31.3D Systems. Internal Report. DCD-00359. 32.3D Systems. Internal Report. DCD-00388. 33.Smith + Nephew 2024. Internal Report. 10143591. 34.Smith + Nephew 2024. Internal Report. OR-24-025. 35.Smith + Nephew 2024. Internal Report. 10142796. 36.Smith+Nephew 2024. Internal Report. 10142827. 37.Smith+Nephew 2024. Internal Report. TM-24-034. 38.Smith+Nephew 2024. Internal Report. 10143458 Rev A. 39.Smith + Nephew 2023. Cadaver Validation of the CATALYSTEM Total Hip System. Internal Report. OR-23-106. 40.Smith+Nephew 2023. Internal Report. ER-04-0990-0019. 41.Smith+Nephew 2023. Internal Report. ER-04-0990-0020. 42.Smith+Nephew 2022. Optimus TKA Tensioner Gap Assessment Verification Report. Internal Report. 10059269. 43.Smith+Nephew 2021. Tensioner Design Verification Test Report. Internal Report. TR100123. 44.Smith+Nephew 2022. Tensioner KPC: Tensioner Calibration Check. Internal Report. TR100116, Rev.B. 45.Smith+Nephew 2023. 37753 V2 CORI Digital Tensioner Evidence in focus White paper 0923. 46.Burkhardt J, Chow J, Antell N, Li B, Johnston A, Ayers T, Nherera L, Aros B, Guild G, Kaper BP, McKissick RC, Nishiyama S, Seyler T, Sweet II R, Urish KL. Operating room and sterilization efficiencies for total, revision and unicompartmental knee arthroplasty using a handheld robotic-assisted surgical system. Poster presented at: ISPOR 2024; May 5-8, 2024; Atlanta, GA, USA. 47.Carpenter RD, Brilhault J, Majumdar S, Ries MD. Magnetic resonance imaging of in vivo patellofemoral kinematics after total knee arthroplasty. Knee. 2009;16(5):332-336. 48.Grieco TF, Sharma A, Dessinger GM, Cates HE, Komistek RD. In Vivo Kinematic Comparison of a Bicruciate Stabilized Total Knee Arthroplasty and the Normal Knee Using Fluoroscopy. J Arthroplasty. 2018;33(2):565-571. 49.Smith LA, Nachtrab J, LaCour M, et al. In Vivo Knee Kinematics: How Important Are the Roles of Femoral Geometry and the Cruciate Ligaments? JArthroplasty. 2021;36:1445-1454. 50.Watson J, Jordan J. LEGION◊ Primary Knee System for total knee arthroplasty: Design rationale and early results. Bone & Joint Science. 2015;5(1):1-8. 51.Naito Y, et al. BMC Muscoskeletal Disorders. 2021:1:1-8. * Based on BSC evidence. ** We thank the patients and staff of all the hospitals in England, Wales and Northern Ireland who have contributed data to the National Joint Registry. We are grateful to the Healthcare Quality Improvement Partnership (HQIP), the NJR Steering Committee and staff at the NJR Centre for facilitating this work. The views expressed represent those of the authors and do not necessarily reflect those of the National Joint Registry Steering Committee or the Health Quality Improvement Partnership (HQIP) who do not vouch for how the information is presented. *** Compared to NAVIO™ Handheld Robotics. **** Compared to Mako and ROSA. ***** With use of handpiece. † Compared to a competitive shoulder system. Smith+Nephew Annual Report 2024 285 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

33 Douglass NP, Behn AW, Safran MR. Cyclic and Load to Failure Properties of All-Suture Anchors in Synthetic Acetabular and Glenoid Cancellous Bone. Arthroscopy. 2017;33(5):977-985 e975. 34 Nagra NS, Zargar N, Smith RD, Carr AJ. Mechanical properties of all-suture anchors for rotator cuff repair. Bone Joint Res. 2017;6(2):82-89. 35 Ruder JA, Dickinson EY, Peindl RD, Habet NA, Trofa DP, Fleischli JE. Cyclic and Load-to-Failure Properties of All-Suture Anchors in Human Cadaveric Shoulder Glenoid Bone. Arthroscopy. 2019;35(7):1954-1959 e1954. 36 Smith and Nephew 2023. Q-FIX with MINITAPE Claims Report. Internal Report. 10090792- Revision B. 37 Bergstein V., Ahiarakwe U, Haft M, Mikula J, Best M. Decreasing Incidence of Partial Meniscectomy and Increasing Incidence of Meniscus Preservation Surgery From 2010 to 2020 in the United States. Arthroscopy: The Journal of Arthroscopic & Related Surgery. 2024 Aug. 10:S0749-8063(24)00558-9. 38 Amiel D, Ball ST, Tasto JP. Chondrocyte viability and metabolic activity after treatment of bovine articular cartilage with bipolar radiofrequency: an in vitro study. Arthroscopy. 2004;20(5):503-510. 39 Smith+Nephew 2023. Verif, Q-FIX with Needles Hard Bone Insertion, Fixation, and Cyclic. Internal Report. 15012313 Rev A. 40 Smith+Nephew 2023. Verif, Q-FIX with Needles Fixation (12pcf, 25/5pcf), Needle Attachment Strength, and Knot Tensile Strength Testing. Internal Report. 15012288 Rev A. 41 Smith+Nephew 2023. Competitive Claims, Q-FIX with Needles, Fixation Report. Internal Report. 10093596 Rev A. 42 Smith+Nephew 2022. ANAKIN Shock and Vibration (Advantech Test Report). Internal Report. 15011068 Rev A. 43 Smith+Nephew 2022. INTELLIO 4K CCU Environmental Testing. Internal Report. 15010785 Rev A. 44 Smith+Nephew 2022. ANAKIN Expected Life Summary Report. Internal Report. 15011066 Rev A. 45 TUV Rheinland 2022. SNE LENS 4K 60601-1 Report. Internal Report. 31892667.001. 46 ArthroCare 2014.Comparative Performance of the FLOW 50 Wand and the Predicate Wands in Tissue Models. P/N 52918-01. 47 Spahn G, Kahl E, Muckley T, Hofmann GO, Klinger HM. Arthroscopic knee chondroplasty using a bipolar radiofrequency-based device compared to mechanical shaver: results of a prospective, randomized, controlled study. Knee Surg Sports Traumatol Arthrosc. 2008;16(6):565–573. 48 Smith+Nephew 2021.Protocol, Claims, PLATINUM MDU- Torque. Internal Report. 15011440 Rev A. 49 Smith+Nephew 2017. Coblation Dissection Versus Monopolar Dissection – A Systematic Review and Meta-analysis P/N 91999 Rev. A. 50 Temple RH, Timms MS. Paediatric coblation tonsillectomy. Int J Pediatr Otorhinolaryngol. 2001;61(3):195–198. 51 Smith+Nephew 2010. Temperature Study – PEAK PlasmaBlade® TnA and Covidien EDGE®. Internal Report. PN 86791 Rev. 1. 52 Roje Z, Racic G, Dogas Z, Pesutić Pisac V, Timms M. Postoperative morbidity and histopathologic characteristics of tonsillar tissue following coblation tonsillectomy in children: A prospective randomized single-blind study. Coll Antropol. 2009;33:293–298. 53 Smith+Nephew 2010. PROCISE LW & MLW, Thermal Measurement and Comparison to CO2 and KTP Laser Systems. Internal Report. P/N 86257 Rev. A. 54 Smith+Nephew 2010. PROcise XP Comparative Thermal Measurement Bench-Top Study. Internal Report. P/N 60736–01 Rev. A. References from Sports Medicine & ENT (pages 43–46) 1 Bokor DJ, Sonnabend D, Deady L, et al. Evidence of healing of partial-thickness rotator cuff tears following arthroscopic augmentation with a collagen implant: a 2-year MRI follow-up. Muscles, Ligaments Tendons J 2016;6(1):16–25. 2 Arnoczky SP, Bishai SK, Schofield B, et al. Histologic Evaluation of Biopsy Specimens Obtained After Rotator Cuff Repair Augmented With a Highly Porous Collagen Implant. Arthroscopy. 2017 Feb;33(2):278-283. 3 McIntyre LF, McMillan S, Trenhaile SW, Bishai SK, Bushnell BD. Full-Thickness Rotator Cuff Tears Can Be Safely Treated With Resorbable Bioinductive Bovine Collagen Implant: One-Year Results of a Prospective, Multicenter Registry. Arthrosc Sports Med Rehabil. 2021 Aug 20;3(5):e1473– e1479. 4 Bushnell BD, Connor P, Harris HW, Ho CP, Trenhaile SW, Abrams JS. Two-year outcomes with a bioinductive collagen implant used in augmentation of arthroscopic repair of full-thickness rotator cuff tears: Final results of a prospective multi-center study. J Shoulder Elbow Surg. 2022;31(12):2532-41. 5 Micheloni GM, Salmaso G, Zecchinato G, Giaretta S, Barison E, Momoli A. Bio-inductive implant for rotator cuff repair: our experience and technical notes. Acta Biomed. 2020 Dec 30;91(14–S). 6 Thon SG, O’Malley L 2nd, O’Brien MJ, Savoie FH 3rd. Evaluation of Healing Rates and Safety With a Bioinductive Collagen Patch for Large and Massive Rotator Cuff Tears: 2-Year Safety and Clinical Outcomes. Am J Sports Med. 2019 Jul;47(8):1901–1908. 7 Camacho-Chacon JA, Cuenca-Espierrez J, Roda-Rojo V, Martin-Martinez A, Calderon-Meza JM, Alvarez-Alegret R, Martin-Hernandez C. Bioinductive collagen implants facilitate tendon regeneration in rotator cuff tears. J Exp Orthop. 2022 Jun 8;9(1):53. 8 Bushnell BD, Bishai SK, Krupp RJ, McMillan S, Schofield BA, Trenhaile SW, McIntyre LF. Treatment of Partial-Thickness Rotator Cuff Tears With a Resorbable Bioinductive Bovine Collagen Implant: 1-Year Results From a Prospective Multicenter Registry. Orthop J Sports Med. 2021 Aug 13;9(8). 9 Dai A, Campbell A, Bloom D, Baron S, Begly J, Meislin R. Collagen-Based Bioinductive Implant for Treatment of Partial Thickness Rotator Cuff Tears. Bull Hosp Jt Dis (2013). 2020 Sep;78(3):195–201. 10 Schlegel TF, Abrams JS, Angelo RL, Getelman MH, Ho CP, Bushnell BD. Isolated bioinductive repair of partial-thickness rotator cuff tears using a resorbable bovine collagen implant: two-year radiologic and clinical outcomes from a prospective multicenter study. J Shoulder Elbow Surg. 2021 Aug;30(8):1938–1948. 11 Yeazell S, Lutz A, Bohon H, Shanley E, Thigpen CA, Kissenberth MJ, Pill SG. Increased stiffness and reoperation rate in partial rotator cuff repairs treated with a bovine patch: a propensity-matched trial. J Shoulder Elbow Surg. 2022 Jun;31(6S):S131–S135. 12 Bokor DJ, Sonnabend D, Deady L et al. Preliminary investigation of a biological augmentation of rotator cuff repairs using a collagen implant: a 2-year MRI follow-up. Muscles, Ligaments Tendons J. 2015;5(3):144–150. 13 Schlegel TF, Abrams JS, Bushnell BD, Brock JL, Ho CP. Radiologic and clinical evaluation of a bioabsorbable collagen implant to treat partial-thickness tears: a prospective multicenter study. J Shoulder Elbow Surg. 2018 27(2):242–251. 14 Bokor DJ, Sonnabend DH, Deady L, et al. Healing of partial-thickness rotator cuff tears following arthroscopic augmentation with a highly porous collagen implant: a 5-year clinical and MRI follow-up. Muscles, Ligaments Tendons J. 2019;9(3):338–347. 15 McElvany MD, McGoldrick E, Gee AO, Neradilek MB, Matsen FA, 3rd. Rotator cuff repair: published evidence on factors associated with repair integrity and clinical outcome. Am J Sports Med. 2015;43(2):491–500. 16 Camacho Chacón JA, Roda Rojo V, Martin Martinez A, et al. An isolated bioinductive repair vs sutured repair for full-thickness rotator cuff tears: 2-year results of a double blinded, randomized controlled trial. J Shoulder Elbow Surg. 2024;33(9):1894-1904. 17 Ruiz Ibán MÁ, García Navlet M, Moros Marco S, et al. Augmentation of a Transosseous-Equivalent Repair in Posterosuperior Nonacute Rotator Cuff Tears With a Bioinductive Collagen Implant Decreases the Retear Rate at 1 Year: A Randomized Controlled Trial. Arthroscopy. 2024;40(6):1760-1773. 18 Ruiz Iban MA et al. The effect on healing rate of the addition of a bioinductive implant to a rotator cuff repair. The results of a randomized controlled trial in 124 subjects. ISAKOS 2023. 19 Bernardoni E, Frank RM, Veera SS, et al. Biomechanical Analysis of All-Suture Anchor Fixation for Rotator Cuff Repair. Orthop J Sports Med. 2018;6(7 suppl4). 20 Saper MG, Meijer K, Winnier S, Popovich J, Jr., Andrews JR, Roth C. Biomechanical Evaluation of Classic Solid and All-Soft Suture Anchors for Medial Patellofemoral Ligament Reconstruction. Am J Sports Med. 2017;45(7):1622-1626. 21 Bansal S, Floyd ER, A Kowalski M, Aikman E, Elrod P, Burkey K, Chahla J, LaPrade RF, Maher SA, Robinson JL, Patel JM. Meniscal repair: The current state and recent advances in augmentation. J Orthop Res. 2021 Jul;39(7):1368-1382. 22 Espejo-Reina A, Sevillano-Pérez E, Espejo-Reina M, Lombardo-Torre M, Pérez-Blanca A, Espejo-Baena A. Arthroscopy, Sports Medicine and Rehabilitation. The Proportion of Meniscus Tears Considered Repairable, and Thus Repaired, Increased During a Single Surgeon’s Practice of 20 Years. 2023; 5(5):100778. 23 Chahla J, Liu JN, Manderle B, et al. Bony ingrowth of coil-type open-architecture anchors compared with screw-type PEEK anchors for the medial row in rotator cuff repair: a randomized controlled trial. Arthroscopy. 2019 Dec 3. 2020;36(4):952–961. 24 Vonhoegen J, John D, Hägermann C. Osteoconductive resorption characteristics of a novel biocomposite suture anchor material in rotator cuff repair. Orthop Traumatol Surg Res. 2019;14(1):12. 25 Smith+Nephew 2010. Micro-CT and histological evaluation of specimens from resorbable screw study (RS-II/OM1-08) 24-month post-implantation. Internal Report WRP-TE045-700-08. 26 Smith+Nephew 2016. Healicoil Regenesorb Suture Anchor – a study to assess implant replacement by bone over a 2 year period. NCS248. 27 Smith + Nephew 2016.Feasability, MINITAPE Knot Stack Evaluation and Knot Security. 15005268. Rev A. 28 Smith + Nephew 2013.ULTRATAPE Pressure Film Testing. 15001847. Rev A. 29 ArthroCare 2019. Comparative Testing of Bone Anchor Devices, 1.8mm Q-FIX Mini Soft Suture Anchor P/N 49193-02 Rev.B. 30 Barber FA, Herbert MA. All-Suture Anchors: Biomechanical Analysis of Pullout Strength, Displacement, and Failure Mode. Arthroscopy. 2017;33(6):1113-1121. 31 Nagra NS, Zargar N, Smith RD, Carr AJ. Mechanical properties of all-suture anchors for rotator cuff repair. Bone Joint Res. 2017;6(2):82-89. 32 Ruder JA, Dickinson EY, Peindl RD, Habet NA, Trofa DP, Fleischli JE. Cyclic and Load-to-Failure Properties of All-Suture Anchors in Human Cadaveric Shoulder Glenoid Bone. Arthroscopy. 2019;35(7):1954-1959 e1954. References from business unit sections continued Other information continued 286 Smith+Nephew Annual Report 2024

55 Magdy EA, Elwany S, El-Daly AS, Abdel-Hadi M, Morshedy MA. Coblation tonsillectomy: A prospective, double-blind, randomised, clinical and histopathological comparison with dissection-ligation, monopolar electrocautery and laser tonsillectomies. J Laryngol Otol. 2008;122:282–290. 56 Sedgwick MJ, Saunders C, Bateman N. Intracapsular Tonsillectomy Using Plasma Ablation Versus Total Tonsillectomy: A Systematic Literature Review and Meta-Analysis. OTO open. 2023;7(1):e22. 57 Smith+Nephew 2023.ARIS Targeted Hemostasis. Internal Memo. 10094398 Rev A. 58 Lustig LR, Ingram A, Vidrine M, et. al. In-Office Tympanostomy Tube Placement in Children Using Iontophoresis and Automated Tube Delivery. Laryngoscope. 2020;130:S1–S9, 2020. 59 IFU007011, available at www.tulatubes.com/IFU. 60 Singer AJ, Blanda M, Cronin K, et al. Comparison of nasal tampons for the treatment of epistaxis in the emergency department: a randomized controlled trial. Ann Emerg Med. 2005;45(2):134-9. 61 Van Kampen C, Arnoczky S, Parks P, et al. Tissue-engineered augmentation of a rotator cuff tendon using a reconstituted collagen scaffold: a histological evaluation in sheep. Muscles Ligaments Tendons J. 2013;3(3):229–235. 62 Smith+Nephew 2021. Technical Report, HEALICOIL Implant Volume Comparison. Internal Report. 15010823 Rev A. 63 Altschuler N, Zaslav KR, Di Matteo B, et al. Aragonite-Based Scaffold Versus Microfracture and Debridement for the Treatment of Knee Chondral and Osteochondral Lesions: Results of a Multicenter Randomized Controlled Trial. Am J Sports Med. 2023;51(4):957-967. 64 Kon E, Di Matteo B, Verdonk P, et al. Aragonite-Based Scaffold for the Treatment of Joint Surface Lesions in Mild to Moderate Osteoarthritic Knees: Results of a 2-Year Multicenter Prospective Study. Am J Sports Med. 2021;49(3):588-598. 65 Kon E, Filardo G, Shani J, et al. Osteochondral regeneration with a novel aragonite-hyaluronate biphasic scaffold: up to 12-month follow-up study in a goat model. J Orthop Surg Res. 2015;10:81. 66 de Caro F, Vuylsteke K, Van Genechten W, Verdonk P. Acellular Aragonite-Based Scaffold for the Treatment of Joint Surface Lesions of the Knee: A Minimum 5-Year Follow-Up Study. Cartilage. 2024;15(4):399-406. 67 CartiHeal 2009. Indications for Use: Agili-C™ implant. 68 ArthroCare Corporation 2017. Report: Design Verification, 1.8mm Q-FIX MINI Soft Suture Anchor. P/N 10144423B. 69 Kon E, Filardo G, Robinson D, et al. Osteochondral regeneration using a novel aragonite-hyaluronate bi-phasic scaffold in a goat model. Knee Surg Sports Traumatol Arthrosc. 2014;22(6):1452-1464. 70 Badran K, Malik TH, Belloso A, Timms MS. Randomized controlled trial comparing MerocelTM and Rapid-RhinoTM packing in the management of anterior epistaxis. Clinical Otolaryngology. 2005;30:333-337. 71 Moumoulidis I, Draper MR, Patel H, Jani P, Price T. A prospective randomised controlled trial comparing Merocel and Rapid Rhino nasal tampons in the treatment of epistaxis. Eur Arch Otorhinolaryngol. 2006;263(8):719-722. 72 Smith+Nephew 2020 REGENETEN Collagen Implant Physical Characteristics. Internal Report. 15009769. 73 Hak DJ. The use of osteoconductive bone graft substitutes in orthopaedic trauma. J Am Acad Orthop. 74 Surg. 2007;15(9):525-536. 75 Allison DC, Lindberg AW, Mirzayan R, Samimi B, Menendez LR. A Comparison of Mineral Bone Graft Substitutes for Bone Defects. US Oncology and Hematolog. 2011. 76 Costantino PD, Friedman CD. Synthetic bone graft substitutes. Otolaryngol Clin North Am. 1994;27(5):1037- 74. 77 Conte P, Anzillotti G, Crawford DC, et al. Differential analysis of the impact of lesions’ location on clinical and radiological outcomes after the implantation of a novel aragonite-based scaffold to treat knee cartilage defects. Int Orthop. 2024;48(12):3117-3126. a These non-IFRS financial measures are explained and reconciled to the most directly comparable financial measure prepared in accordance with IFRS on pages 265-271. b Data used in 2022 and 2023 estimates generated by Smith+Nephew is based on publicly available sources and internal analysis and represents an indication of market shares and sizes. c Representing repair products and arthroscopic enabling technologies, and excluding ENT. d A division of Johnson & Johnson. *Demonstrated clinically and in-vivo. **compared to traditional #2 suture. ***as compared to the competitive device in cyclic benchtop testing. **** The REGENETEN Implant is cleared for use on any tendon where there is not substantial loss of tendon tissue. REGENETEN Bone Anchors are only indicated for use in rotator cuff repair. Published clinical outcomes are for rotator cuff. The REGENETEN Implant is currently approved for use in treating Gluteus Medius and Achilles tears only in the US. †as demonstrated in benchtop testing. †† as demonstrated ex-vivo. †††As compared to mechanical debridement for knee chondroplasty; n=60; p<0.001. ††††over 2 and 4 year follow up. †††††Versus microfracture debridement. References from Advanced Wound Management (pages 47-50) 1 Smith+Nephew 2024. Methodology for calculating the reduction in global packaging material and Greenhouse Gas (GHG) emissions of ALLEVYN◊ Dressings. CSD.AWM.24.017. 2 Smith+Nephew 2024. Methodology for calculating the reduction in global packaging material of RENASYS◊ - G Gauze Dressing kit with Softport. CSD.AWM.24.077. 3 Smith+Nephew 2022.Post Market Clinical Follow-Up (PMCF) Report for ALLEVYN GENTLE. CSD.AWM.22.050. 4 Hurd T, Gregory L, Jones A, Brown S.A multi-centre in-market evaluation of ALLEVYN Gentle Border. Wounds UK. 2009;5(3):32-44. 5 Leonard S, Mccluskey P, Long S, et al. An evaluation of Allevyn Adhesive and Non-Adhesive foam dressings. Wounds UK. 2009;5(1):17-28. 6 Rossington A, Drysdale K, Winter R. Clinical performance and positive impact on patient wellbeing of ALLEVYN Life. Wounds UK. 2013;9(4):91–95. 7 White, R., Hartwell, S., and Brown,S., Interim report on a study to assess the effectiveness and improved fluid uptake of new ALLEVYN. Wounds UK. 2007; 3(4):122-127 Available here: https://www.woundsinternational.com/resources/ details/interim-report-on-the-study-to-assess-the-effectiveness-and-improvedfluid-uptake-of-new-allevyn. 8 Tiscar-González V, Menor-Rodríguez MJ, Rabadán-Sainz C, et al. Clinical and Economic Impact of Wound Care Using a Polyurethane Foam Multilayer Dressing. Adv Skin Wound Care. 2021;34(1):23-30. 9 Simon D, Bielby A. A structured collaborative approach to appraise the clinical performance of a new product. Wounds UK. 2014;10(3):80–878. 10 Rossington A, Drysdale K, Winter R. Clinical performance and positive impact on patient wellbeing of ALLEVYN Life. Wounds UK. 2013;9(4):91–95. 11 S+N Data on File. Odour reducing properties of ALLEVYN LIFE. Internal Report. DS/12/127/DOF. 2012. 12 Tiscar-González V, Menor-Rodríguez MJ, Rabadán-Sainz C, et al. Clinical and Economic Impact of Wound Care Using a Polyurethane Foam Multilayer Dressing. Adv Skin Wound Care. 2021;34(1):23-30. 13 Simon D, Bielby A.A structured collaborative approach to appraise the clinical performance of a new product. Wounds UK. 2014;10(3):80–87. 14 S+N Data on File. Wound Model Testing of New ALLEVYN Life Gen2wcl Dressing using Horse Serum at a Flow Rate Modelling that of a Moderately Exuding Wound. DS/14/303/R. 2016. 15 Smith+Nephew 2021. Internal Report. EA/AWM/ ALLEVYN/001v4. 16 SmartTrak Report, 2022. 17 Smith+Nephew. Internal Report. 151008. 18 Nherera LM et al. Wound Repair Regen. 2017;25(4):707–721. 19 Smith+Nephew. Internal Report. RR-WMP07330-10-03. 20 Skog E et al. British Journal of Dermatology. 1983;109:77– 83. 21 Fitzgerald DJ et al. Wound Repair Regen. 2016;25(1):13–24. 22 Roche ED, Woodmansey EJ, Yang Q, et al. Cadexomer iodine effectively reduces bacterial biofilm in porcine wounds ex vivo and in vivo. Int Wound J. 2019;16(3):674–83. 23 Smith+Nephew 2007. Antimicrobial Activity of Allevyn Ag Non-Adhesive Dressing against a Broad Spectrum of Microorganisms. Internal Report. DOF 0703006. 24 Smith+Nephew 2007. Antimicrobial activity of ALLEVYN Ag dressings against a broad spectrum of wound pathogens using a dynamic shake flask method. Internal Report. DOF 0707052. 25 Smith+Nephew 2008. A multi-centre in-market evaluation of ALLEVYN Ag dressings. Internal Report. SR/CIME/009. 26 Smith+Nephew 2018. PMCF Research for Allevyn Ag Adhesive. Internal Report. PMS-273-01. 27 Smith+Nephew 2007. Antimicrobial Activity of ALLEVYN Ag Adhesive Dressing Against a Broad Spectrum of Microorganisms. Internal Report. DOF 0703007. 28 Lavery et al. Int Wound J. 2014; 11(5): 554–560. 29 McGinness K, Kurtz Phelan DH. Wounds. 2018; 30(4): 90–95. 30 Nherera et al. Ostomy Wound Manage. 2017;63(12):38–47. 31 Dowsett C, Hampton K, Myers D, Styche T. Use of PICO to improve clinical and economic outcomes in hard-to-heal wounds. Wounds International. 2017;8(2):5258. 32 Saunders C, Nherera LM, Horner A, Trueman P. Single-Use negative-pressure wound therapy versus conventional dressings for closed surgical incisions: systematic literature review and meta-analysis. BJS Open. 2021;0(0):1–8. 33 Gilchrist B, Robinson M, Jaimes H. Performance, safety, and efficacy of a single use negative pressure wound therapy system for surgically closed incision sites and skin grafts: A prospective multi-centre follow-up study. Paper presented at: SAWC; 2020; Virtual. 34 Forlee M, van Zyl L, Louw V, Nel J, Fourie N, Hartley R. A randomised controlled trial to compare the clinical efficacy and acceptability of adjustable intermittent and continuous Negative Pressure Wound Therapy (NPWT) in a new portable NPWT system. Paper presented at: EWMA; 2018; Krakow, Poland. Smith+Nephew Annual Report 2024 287 STRATEGIC REPORT GOVERNANCE ACCOUNTS OTHER INFORMATION

35 Forlee M, Richardson J, Rossington A, Cockwill J, Smith J. An interim analysis of device functionality and usability of RENASYS TOUCH – a new portable Negative Pressure Wound Therapy (NPWT) system. Paper presented at: Wounds UK; 2016; Harrogate, UK. 36 Smith+Nephew 2022. RENASYS EDGE System Human Factors Summative Report Summary. Internal Report. CSD. AWM.22.071. 37 Smith+Nephew 2022. Summary of footprint, portability, wearability, weight and audible noise for the RENASYS EDGE system. Internal Report. CSD.AWM.22.067. 38 Smith+Nephew 2022. Summary of RENASYS EDGE pump mechanical and electronic reliability testing. Internal Report. CSD.AWM.22.069. 39 Smith+Nephew 2022. Summary of RENASYS EDGE pump cleaning, self-test and maintenance. Internal Report. CSD. AWM.22.068. 40 Rennekampff HA, et al. Burns. 2006;32(1):64 - 69. 41 Hyland EJ, et al. BURNS. 2015;41(4):700-707. 42 Rees-Lee JE, et al. European Journal of Plastic Surgery. 2008;31(4):165-170. 43 Matsumura H, et al. Annals of Plastic Surgery. 2012;69(5):521-525. 44 Caputo WJ, et al. International Wound Journal. 2008;5(2):288-294. 45 Granick MS, et al. Wound Repair and Regeneration. 2006;14(4):394-397. 46 Mosti G, et al. WOUNDS. 2006;18(8):227-237. 47 Mosti G, et al. International Wound Journal. 2005;2(4): 307-314. 48 Murray F. Paper presented at: European Wound Management Association (EWMA); 2007; Glasgow. 49 Granick MS, et al. WOUNDS. 2006;18(2):35-39. 50 Smith + Nephew 2005. The use of VERSAJET™ in the limb salvage following failure of minor amputation in diabetic foot. Internal Report. 51 Marche C, Creehan S, Gefen A. The frictional energy absorber effectiveness and its impact on the pressure ulcer prevention performance of multilayer dressings. Int Wound J. 2024;21(4):e14871. 52 Agency for Healthcare Research and Quality website. Preventing pressure ulcers in hospitals: a toolkit for improving quality of care. (PDF). Updated October 2014. Accessed October 2024. https://www.ahrq.gov/ professionals/systems/hospital/pressureulcertoolkit/ putool1.html. 53 Stone A. Preventing Pressure Injuries in Nursing Home Residents Using a Low-Profile Alternating Pressure Overlay: A Point-of-Care Trial. Adv Skin Wound Care. 2020;33(10):533-9. 54 Wassel C, Delhougne G, Gayle J et al. Risk of readmissions, mortality, and hospital-acquired conditions across hospital-acquired pressure injury (HAPI) stages in a US National Hospital discharge database. Int Wound J. 2020; 1–11. 55 Awoke N, Tekalign T, Arba A, Lenjebo TL. Pressure injury prevention practice and associated factors among nurses at Wolaita Sodo University Teaching and Referral Hospital, South Ethiopia: a cross-sectional study. BMJ Open. 2022;12(3):e047687. 56 Atkinson L, Costa B. Pressure injury prevention with a unique multi-layer foam dressing: a systematic review and meta-analysis of randomized controlled trials. Poster presented at: European Wound Management Association (EWMA); May 1–3, 2024; London, UK. 57 Agency for Healthcare Research and Quality website. Preventing pressure ulcers in hospitals: a toolkit for improving quality of care. https://www.ahrq.gov/ professionals/systems/hospital/pressureulcertoolkit/ putool1.html. Updated October 2014. Accessed February 1, 2018. 58 Klaeb M, Krafft K, Walters B, Lowe J, Cooley A. The Influence of Wearable Technology on Nursing Attitudes and Adherence to Patient Turning and Repositioning. Poster presented at: Patient Handling and Mobility Annual Conference; March 5–March 7, 2019; Orlando, Florida, USA. 59 Hurd T, Trueman P, Rossington A. Use of a Portable, Single-use Negative Pressure Wound Therapy Device in Home Care Patients with Low to Moderately Exuding Wounds: A Case Series. Ostomy Wound Manage. 2014;60(3):30–36. b Data used in 2022 and 2023 estimates generated by Smith+Nephew is based on publicly available sources and internal analysis and represents an indication of market shares and sizes. * Based on ALLEVYN Dressings actual sales in 2023 and shipment of product to our primary distribution warehouses. *Compared to baseline trajectory, n=52 wounds; p=0.006. **Compared to standard of care. ***Compared to sharp debridement. References from Case Studies (pages 51-57) 1 Moore Z, Coggins T (2021) Clinician attitudes to shared-care and perceptions on the current extent of patient engagement in wound care: Results of a clinician survey. Wounds International 12(1): 48–53. 2 Moore Z, et al. Wounds International. 2022;13(2):32–38. 3 Smith+Nephew 2023. S+N video. 2023. 39451. References from Creating a Culture to Win section (pages 58-63) 1 Peterman N, Macinnis B, Stauffer K, Mann R, Yeo E, Carpenter K. Gender Representation in Orthopaedic Surgery: A Geospatial Analysis From 2015 to 2022. References from business unit sections continued Other information continued 288 Smith+Nephew Annual Report 2024

STRATEGIC REPORT
GOVERNANCE
ACCOUNTS
OTHER INFORMATION

Financial calendar

Annual General Meeting

The Company's Annual General Meeting ('AGM') will be held on Wednesday, 30 April 2025 at 12:00pm at Smith+Nephew Academy London, Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE.

Please refer to the Notice of Meeting for detailed information on how to vote and submit your questions.

The meeting will commence at 12:00pm with doors opening from 11.00am. Registered shareholders have been sent either a Notice of AGM or notification of availability of the Notice of AGM.

2025	
Annual General Meeting	30 April
First quarter Trading Report	30 April
Payment of 2024 final dividend	28 May
Half-year results announced	31 July[1]
Third quarter Trading Report	6 November
Payment of 2025 interim dividend	7 November
2026	
Full year results announced	February[1]
Annual Report available	February/March
Annual General Meeting	April/May

1 Dividend declaration dates.

FSC www.fsc.org MIX Paper | Supporting responsible forestry FSC® C001785

CARBON BALANCED PAPER www.carbonbalancedpaper.com

This report was printed by Park Communications, a certified carbon neutral print company, on Magno Satin an FSC® certified paper. The FSC® label on this product ensures responsible use of the world's forest resources. Park works to the EMAS standard and its Environmental Management System is certified to ISO 14001. This publication has been manufactured using 100% offshore wind electricity sourced from UK wind. 100% of the inks used are vegetable oil based, 95% of press chemicals are recycled for further use and, on average 99% of any waste associated with this production will be recycled and the remaining 1% used to generate energy. This is a climate neutral print product for which carbon emissions have been calculated and offset by supporting recognised carbon offset projects.

Smith+Nephew Annual Report 2024

289

www.smith-nephew.com Smith & Nephew plc Building 5, Croxley Park, Hatters Lane, Watford, Hertfordshire, WD18 8YE, United Kingdom. Tel. +44 (0)1923 477 100 Registered in England and Wales No. 324357. enquiries@smith-nephew.com www.smith-nephew.com